8/15

05011533

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Morphosys AG

*CURRENT ADDRESS Lena-Christ-Str. 48
82152 Martinsried/Planegg
Germany

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 29 2005
THOMSON FINANCIAL

FILE NO. 82- 34915 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	[ ]	AR/S (ANNUAL REPORT)	[ ]
12G32BR	(REINSTATEMENT)	[ ]	SUPPL (OTHER)	[X]
DEF 14A	(PROXY)	[ ]		

OICF/BY: [signature]

DAT : 9/29/05

TAB 1



Annual Report 2003

morphosys

Engineering the Medicines of Tomorrow

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TAB 2


Annual Shareholders' Meeting 2004
MorphoSys
Engineering the Medicines of Tomorrow

- Reading Translation -

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TAB 3



Financial Report for the Quarterly Period Ended March 31, 2004

morphosys

Engineering the Medicines of Tomorrow

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TAB 4

Financial Report for the Quarterly Period Ended June 30, 2004



morphosys

Engineering the Medicines of Tomorrow

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TAB 5



Financial Report for the Quarterly Period Ended September 30, 2004

morphosys
Engineering the Medicines of Tomorrow

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TAB 6 Item 1

morphosys

Press Release
Martinsried/Munich, Germany; January 13, 2004

MorphoSys to Cross-License Technologies with Bayer

Bayer Receives HuCAL® GOLD Technology

MorphoSys AG (Frankfurt: MOR; Prime Standard Segment) today announced an agreement with Bayer HealthCare for the cross-licensing of certain technologies. Under the agreement, MorphoSys will receive the human cell line HKB 11 for production of HuCAL® antibodies. MorphoSys will also receive the right to use the cell line for its own research and an option for the commercial production of antibodies using the HKB 11 cell line. In exchange, Bayer will switch its in-house R&D programs to the MorphoSys HuCAL® GOLD antibody technology. Additionally, MorphoSys will receive an installation fee from Bayer HealthCare.

The announcement builds on the existing agreement between the two companies, entered into in December 1999. In July 2001, the collaboration was extended to run through the end of 2005. The collaboration focuses on the use of human antibodies for application in the areas of therapy, diagnostics and target research. In the context of the agreement, MorphoSys receives annual license payments and can receive development-related milestone payments and royalties for marketed products.

"We are delighted to be expanding our collaboration with Bayer", commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG. "This expansion further enhances our capabilities for the development of therapeutic antibodies and is an important component for our partnering strategy."

<u>About MorphoSys:</u>
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing and research collaborations with Bayer (Berkeley, California/USA), Biogen Inc. (Cambridge, Massachusetts/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (Wilmington, Delaware/USA), Centocor Inc. (Malvern, Pennsylvania/USA), California/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Oridis Biomed GmbH (Graz/Austria), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). For further information please visit the corporate website at: http://www.morphosys.com/.

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TAB 6 Item 2

morphosys

Press Release
Martinsried/Munich, January 28, 2004

GPC Biotech Extends License for MorphoSys HuCAL® Antibodies against Cancer Target

MorphoSys AG (Frankfurt: MOR; Prime Standard Segment) announced today that GPC Biotech AG has extended its exclusive license for HuCAL® antibodies directed against an MHC class II target molecule. The size of the payment to MorphoSys was not disclosed.

The aim of the collaboration between GPC Biotech and MorphoSys, which began in 1999, is to develop a new generation of therapeutically active substances for the treatment of autoimmune diseases and certain forms of cancer. The most advanced project is aimed at the selective recognition and destruction of activated, reproducing MHC class II positive tumor cells – including those in B-cell and T-cell lymphomas. In the context of the partnership between MorphoSys and GPC Biotech, the fully human antibody against the GPC Biotech target molecule was selected and optimized by MorphoSys using its HuCAL® technology. GPC Biotech reported promising pre-clinical anti-tumor data around the antibody, called 1D09C3, in 2003. GPC Biotech has reported that, with successful ongoing efforts, the Company expects to enter 1D09C3 into human clinical trials in the second half of 2004.

"Today's announcement demonstrates that our HuCAL® antibody continues to occupy an important position in GPC Biotech's strong oncology pipeline", commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG. "This antibody could be the first HuCAL® antibody to enter clinical trials."

<u>MorphoSys in brief:</u>
MorphoSys develops and applies technologies for the production of synthetic antibodies, which accelerate drug discovery and disease-related target molecules. The Company was founded in 1992 and has a wide range of innovative technologies, above all HuCAL®, the Human Combinatorial Antibody Library, which is used by researchers worldwide for human antibody generation. The Company has collaborations with international pharmaceutical companies such as Bayer (Berkeley, California/USA), Biogen Inc. (Cambridge, Massachusetts/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (Wilmington, Delaware/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Martinsried/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Oridis Biomed GmbH (Graz/Austria), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). Further information can be found on the Company's website: www.morphosys.com.

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TAB 6 Item 3

morphosys

Press Release
Martinsried/Munich, February 5, 2004

MorphoSys Enters New Antibody Market

"Antibodies by Design" Generates Custom Research Antibodies

MorphoSys AG (Frankfurt: MOR; Prime Standard Segment) today announced the formation of its new business unit "Antibodies by Design", which will market HuCAL® antibodies in non-therapeutic applications. The range of products and services offered by Antibodies by Design targets primarily industrial and academic institutions requiring custom-generated antibodies for use in research applications. Over one hundred new orders have been acquired to-date thus demonstrating the significant market potential for custom generated research antibodies.

The HuCAL® technology is currently employed at MorphoSys in a number of therapeutic antibody collaborations with renowned pharmaceutical and biotechnology company partners. The Antibodies by Design unit was originally conceived in order to expand the market for MorphoSys' core competence in the generation of fully human antibodies using its well-established HuCAL® technology. Using the HuCAL® technology, novel research antibodies can be generated within 8 to 10 weeks – a significant speed improvement over the current market standard of 6 to 9 months using animal-based technologies. As part of its core offering, customers of Antibodies by Design are able to send their antigens for processing, and order an appropriate antibody format plus any of a number of other value-adding components.

Leading the new unit is Dieter Lingelbach, who joined MorphoSys in April 2003 from Roche Diagnostics. At Roche Diagnostics he was responsible for global marketing and sales of research and industrial biochemicals. Mr. Lingelbach brings more than 20 years of professional experience in diagnostics sales and marketing, human health care, biotechnology, and management consulting. Ms. Joanne Crowe, previously International Marketing Director responsible for global marketing activities at Qiagen, joined the Antibodies by Design team in May 2003. Ms. Crowe has 8 years of international experience in biological research and more than 12 years of experience in marketing and marketing communications in the life science industry.

"The value chain of MorphoSys, based on the HuCAL® technology, is being expanded by a new link," comments Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG. "I am particularly glad that we have succeeded in hiring two seasoned executives for the new business unit, both of whom have longstanding experience in strategic marketing and international sales of biological products and services."

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TAB 6 Item 4

morphosys

Press Release
Martinsried/Munich, February 10, 2004

MorphoSys Presents Preliminary Financial Results for 2003

MorphoSys Cash Flow Positive in 2003

MorphoSys AG (Frankfurt: MOR; Prime Standard Segment) today reported preliminary financial results for the full year 2003. The Company's cash position amounted to EUR 23.2 million at yearend, up from EUR 19.1 million in 2002. MorphoSys also reported a positive cash flow from operations of EUR 5.8 million for the year. The Company reported revenues of EUR 15.3 million and total operating expenses of EUR 18.8 million for the year 2003. Net loss amounted to EUR 4.1 million, down from EUR 24.4 million, representing a decrease of 83%.

Revenues for the year 2003 amounted to EUR 15.3 million (2002: EUR 16.8 million). Revenue development was mainly affected by delays in deal signing and foreign exchange effects. Using constant exchanges rates, MorphoSys' 2003 revenues would have been EUR 15.9 million. Total operating expenses decreased by 56% to EUR 18.8 million (2002: EUR 42.3 million). Cost savings arising from the Company's restructuring efforts, the licensing and settlement agreements with CAT and XOMA and a related change in accounting estimate, all led to a substantial improvement of the operating loss. For the year 2003, operating loss decreased by 86% to EUR 3.5 million (2002: 25.5 million). EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization), excluding stock-based compensation, amounted to EUR 1.2 million, (2002: EUR -18.7 million). Mirroring this trend, the net loss for 2003 decreased by 83% to EUR 4.1 million (2002: EUR 24.4 million).

On December 31, 2003, MorphoSys had EUR 23.2 million in cash, cash equivalents and marketable securities, an increase of more than 20% compared to the end of 2002 (December 31, 2002: EUR 19.1 million).

All numbers reported are unaudited and preliminary. MorphoSys will publish its audited financial statements on February 26, 2004.

"Today's results demonstrate the success of our restructuring efforts over the last twelve months, and represent an important achievement in our Company's development", commented Dave Lemus, Chief Financial Officer of MorphoSys AG. "With these efforts successfully behind us, we remain confident that we can achieve double digit growth rates in our revenues looking ahead".

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TAB 6 Item 5

morphosys

Press Release
Martinsried/Munich, February 26, 2004

MorphoSys AG Reports Financial Results for Fiscal Year 2003

MorphoSys AG (Prime Standard, Frankfurt/Germany: MOR) today announced its financial results for the three-months' period and fiscal year ending December 31, 2003.

Financial Highlights of the Year 2003:

- Achievement of first-ever positive cash-flow from operations
- Substantial increase of cash position by over 20% compared to prior year
- Significant improvement of Net Result by more than 80% over prior year
- Attainment of a positive EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization), not including stock based compensation, of EUR 1.2 million, compared to a EUR -18.7 million in the prior year
- Successful clearance of XOMA's shareholding in MorphoSys arising from the two companies' cross-licensing and settlement agreement in 2002

Operational Highlights of the Year 2003:

- Signature of a therapeutic antibody collaboration with Pfizer, Inc., with a potential value of more than US$ 50 million over the next five years
- Conclusion of a therapeutic antibody collaboration and cross license agreement with Boehringer Ingelheim. Boehringer Ingelheim exercised its first option to develop a therapeutic antibody during the year.
- Presentation of promising animal data from pre-clinical studies for MOR101 and MOR102
- Publication of successful *in vivo* results of the collaboration with Roche in Alzheimer's disease at the annual Meeting of the Society for Neuroscience
- Achievement of the third milestone in therapeutic antibody collaboration with Centocor
- Completion of an antibody manufacturing agreement with Lonza Biologics for the production of clinical grade antibody drugs providing access to manufacturing capacities for MorphoSys and for its partners

"Our strategy is paying off. We continue to build a strong pipeline of therapeutic antibodies through our own and our joint programs with high quality partners. As these compounds advance, the value which accrues to MorphoSys will increase significantly", stated Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG.

Dave Lemus, Chief Financial Officer of MorphoSys AG commented: "The year 2003 was a transforming one for MorphoSys, in which cash flow from operations was positive for the first

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TAB 6 Item 6

morphosys

Press Release
Martinsried/Munich, March 8, 2004

MorphoSys Enters New Antibody Program With Centocor

MorphoSys AG (Frankfurt: MOR; Prime Standard Segment), the Munich-based biotechnology company, today announced that within the scope of its collaboration with Centocor Inc., a Johnson & Johnson company, Centocor has elected a new target molecule involved in auto-immune diseases, against which MorphoSys will generate antibodies using its proprietary HuCAL GOLD® technology. Centocor will carry out pre-clinical and clinical development and subsequent marketing of resulting products. In exchange, MorphoSys stands to receive licensing and milestone payments, in addition to royalties. Financial terms were not disclosed.

In December 2000, MorphoSys and Centocor entered a collaboration to develop fully human antibodies in a wide range of therapeutic indications. Within the scope of the collaboration, Centocor has an option on up to 30 therapeutic target molecules against which the partners will make optimized fully human antibodies using MorphoSys' proprietary HuCAL® technology. In March 2002, the existing partnership was expanded when Centocor ordered AutoCAL™, the MorphoSys-developed system for automated screening of the HuCAL® antibody library. Since the start of the collaboration MorphoSys generated two HuCAL® antibodies meeting pre-agreed success criteria.

"We welcome the opportunity to expand on our partnership with Centocor by adding this new program," commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys. "This marks a further step in execution of our strategy to maximize the number of products based on our proprietary technology and underscores the potential of our technology to generate promising drug candidates."

About MorphoSys:
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing and research collaborations with Bayer (Berkeley, California/USA), Biogen Idec Inc. (Cambridge, Massachusetts/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (Wilmington, Delaware/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Oridis Biomed GmbH (Graz/Austria), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). For further information please visit the corporate website at: http://www.morphosys.com/.

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TAB 6 Item 7

morphosys

Press Release
Martinsried/Munich, March 17, 2004

MorphoSys Obtains Additional U.S. Patents on Antibody Technologies

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment) announced today that the U.S. Patent & Trademark Office has granted two new patents, which further strengthen the Company's IP portfolio. These patents provide an extended protection of the MorphoSys HuCAL® (Human Combinatorial Antibody Library) technology and enlarge the potential area of application for MorphoSys' technologies.

The first new patent (US 6,696,248) entitled "Protein/(Poly)Peptide Libraries" relates to MorphoSys' proprietary HuCAL® technology. The patent covers the genetic constitution of synthetic, fully modular human antibody libraries based on *in silico* consensus sequences. A first HuCAL® patent, which is now complemented by the new patent, was issued by the U.S. Patent Office in 2001. Besides those issued in the United States HuCAL® patents have been granted in Australia and at the European Patent Office. Furthermore MorphoSys has already received several notifications of allowance for further patent applications in the U.S.

In addition, the U.S. Patent & Trademark Office granted a patent (US 6,692,935 B1) entitled "Targeted Hetero-Association of Recombinant Proteins to Multi-Functional Complexes". The patent covers certain methods for the development of multi-functional protein complexes, such as the combination of antibody fragments with different specificities.

"Over the last few years we have built a strong intellectual property portfolio around our proprietary technology HuCAL®, which is the basis of our commercial offering", commented Dr. Simon Moroney, Chief Executive Officer at MorphoSys AG.

About MorphoSys:
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing and research collaborations with Bayer (Berkeley, California/USA), Biogen Idec Inc. (Cambridge, Massachusetts/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (Wilmington, Delaware/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Oridis Biomed GmbH (Graz/Austria), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). For further information please visit the corporate website at: http://www.morphosys.com/.

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TAB 6 Item 8

morphosys

Press Release
Martinsried/Munich, 15 April 2004

MorphoSys Achieves Fourth Milestone in Collaboration with Centocor

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment), today announced the achievement of a fourth milestone in its cooperation with Centocor Inc. In meeting the milestone, MorphoSys developed several highly optimized fully human IgG antibodies against a disease-associated target provided by Centocor. As part of the collaboration milestone, MorphoSys applied its proprietary HuCAL GOLD® antibody library in order to generate antibodies which passed nine different pre-defined criteria. Achievement of the milestone triggered a payment from Centocor to MorphoSys. Further financial details were not disclosed.

The cooperation between MorphoSys and Centocor, initiated in December 2000, is aimed at the development of human therapeutic antibodies in a range of indications. It includes an option for Centocor on the development of antibodies against up to 30 different target molecules using MorphoSys' technologies. In March 2002, the existing partnership was expanded when Centocor ordered AutoCAL™, the MorphoSys-developed system for automated screening of the HuCAL® antibody library. Recently, both companies entered a new antibody program in which MorphoSys would generate therapeutic antibodies against a target molecule involved in auto-immune diseases.

"The achievement of this fourth milestone demonstrates our ability to apply the HuCAL® technology successfully within our alliances," comments Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG. "Our collaboration with Centocor is an important component of our strategy to generate a broad pipeline of therapeutic antibodies based on our proprietary technology."

About MorphoSys:
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the company owns a range of innovative technologies, first and foremost HuCAL®, the Human Combinatorial Antibody Library, which is used by researchers worldwide for human antibody generation. The company has partnerships with international pharmaceutical companies such as Bayer (Berkeley, California/USA), Biogen Inc. (Cambridge, Massachusetts/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (Wilmington, Delaware/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Martinsried/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Oridis Biomed GmbH (Graz/Austria), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). Further information can be found at: http://www.morphosys.com/.

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TAB 6 Item 9

morphosys

Press Release
Martinsried/Munich, April 19, 2004

MorphoSys Widens Scope of U.S. Patent for HuCAL® Technology

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment) announced today that the U.S. Patent & Trademark Office has granted a new patent, which provides an extended protection of the MorphoSys core technology HuCAL® (Human Combinatorial Antibody Library). The new patent (US 6,706,484) covers the method of obtaining an antigen specific antibody or an antibody fragment from the HuCAL® library.

MorphoSys' antibody library is based on a proprietary phage display technology. This approach exploits the biological characteristic of bacteriophages — viruses that infect bacteria while being completely harmless for humans. Bacteriophages or derivatives thereof used in MorphoSys phage display libraries contain the genetic information for antibody fragments and display these fragments on their surface. Antibodies displayed in this way maintain their natural binding characteristics and structure, and can recognise a corresponding antigen. This proprietary selection process is covered by the newly obtained patent.

A first HuCAL® patent, which is now complemented by the new patent, was issued by the U.S. Patent Office in 2001. In February 2004, MorphoSys obtained an additional U.S. patent covering the genetic constitution of synthetic, fully modular human antibody libraries based on *in silico* consensus sequences. HuCAL® patents have been granted in the United States, in Australia and at the European Patent Office. Furthermore MorphoSys has received several notifications of allowance for further patent applications in the U.S. To date, MorphoSys has eleven granted patents and more than 40 applications pending worldwide.

"This new patent further extends the protection of our proprietary core technology HuCAL® in the United States. We will carry on with this process and strengthen our IP position on this important market for antibody-based products and services," commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG.

About MorphoSys:
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing and research collaborations with Bayer (Berkeley, California/USA), Biogen Idec Inc. (Cambridge, Massachusetts/USA), Boehringer Ingelheim (Ingelheim,

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TAB 6 Item 10

morphosys

Press Release
Martinsried/Munich, April 29, 2004

MorphoSys Reports First Quarter 2004 Results

Company Profitable for 2nd Consecutive Quarter

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment) today reported financial results for its first quarter ended March 31, 2004. Revenues increased by 14% to € 4.2 million, and total operating expenses decreased by 20% to € 4.4 million. The Company reported a quarterly profit - the second consecutive quarter in which earnings have been positive - which amounted to € 0.5 million (March 31, 2003: € -1.8 million loss). A positive EBITDA (Earnings before Interest, Tax, Depreciation, and Amortization), excluding stock-based compensation, was also maintained, amounting to € 1.5 million in the first quarter of 2004 (March 31, 2003: € -0.7 million). The Company's cash position equaled € 23.8 million at the end of the first quarter 2004, up from € 23.2 million at year-end 2003.

Revenues grew by 14% in the first three months of 2004 to € 4.2 million (March 31, 2003: € 3.7 million). Total operating expenses including stock-based compensation for the first three months of 2004 amounted to € 4.4 million, compared to € 5.5 million in the same period of 2003. Research and development costs decreased to € 2.6 million from € 2.7 million; sales, general & administrative expenses amounted to € 1.5 million compared to € 2.2 million, and stock-based compensation fell to € 0.3 million (March 31, 2003: € 0.5 million). Amortization of intangibles and depreciation amounted to € 0.8 million for the first three months of 2004 (March 31, 2003: € 0.5 million). Non-operating income in the first three months of 2003 amounted to € 0.6 million (March 31, 2003: non-operating loss of € 0.1 million). The resulting net income per share for the first three months of 2004 amounted to € 0.10 (March 31, 2003: loss per share of € 0.46).

Highlights of the First Quarter 2004 Included:

- Payment from GPC Biotech to MorphoSys for the extension of a license to a HuCAL® antibody to treat certain types of leukemia
- Achievement of further milestones in the Centocor collaboration, and the start of a new therapeutic antibody project in the area of auto-immune diseases
- Cross-licensing agreement with Bayer Healthcare providing Bayer with HuCAL GOLD® and securing access for MorphoSys to the human cell line HKB 11
- Announcement of the formation of its new antibody business unit, "Antibodies by Design"
- Granting of additional U.S. patents for proprietary HuCAL® antibody technologies

Commenting on the numbers, Dave Lemus, Chief Financial Officer of MorphoSys AG said: "Today's results represent an excellent start to the year for MorphoSys. We have now achieved two quarters in a row in which bottom-line earnings were positive. This is an important step in helping us realize our objective of a second year where EBITDA is positive."

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TAB 6 Item 11

morphosys

Press Release
Martinsried/Munich, May 12, 2004

MorphoSys Appoints New Supervisory Board Member

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment) announced today that the Company's shareholders confirmed the appointment of Dr. Metin Colpan to the MorphoSys supervisory board at the Company's annual shareholder meeting yesterday. Dr. Colpan was co-founder, Chief Executive Officer and Managing Director of QIAGEN for nearly 20 years, where he successfully led the company to its position as one of the leading global life sciences companies. Dr. Colpan replaces Dr. Jörg Reinhardt, Director of Development and member of the Executive Committee at Novartis Pharma. In addition to the confirmation of Dr. Colpan's appointment to the supervisory board, all other management proposals of the shareholder assembly agenda were passed with large majorities at the meeting in Munich.

"We are very pleased that Dr. Colpan has joined our board", commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG. "Dr. Colpan's experience in building QIAGEN into one of the world's leading biotechnology companies will be invaluable for MorphoSys to foster our new business initiative in the reagent field, Antibodies by Design."

Dr. Reinhardt joined the Supervisory Board of MorphoSys in July 2001 and refrained from seeking re-election due to increased other commitments. During his term with MorphoSys Dr. Reinhardt played a prominent role in the formulation of the Company's strategy.

"I want to thank Dr. Reinhardt for his invaluable support and commitment to MorphoSys during his term on our board. His expertise in drug development and extensive knowledge of the pharmaceutical industry have proved to be substantial assets. He has made an enormous contribution to the successful development of the Company", commented Dr. Moroney.

About MorphoSys:
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing and research collaborations with Bayer (Berkeley, California/USA), Biogen Idec Inc. (Cambridge, Massachusetts/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (Wilmington, Delaware/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Oridis Biomed GmbH (Graz/Austria), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the

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TAB 6 Item 12

NOVARTIS

morphosys

Press Release
Martinsried/Munich (Germany) and Cambridge, MA (USA), May 19, 2004

MorphoSys and Novartis Forge Strategic Antibody Alliance

Novartis Steps up Therapeutic Antibody Research

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment) and Novartis AG (NYSE: NVS) today announced a significant strategic collaboration to discover and develop antibody-based biopharmaceuticals as therapeutic agents, in order to address unmet medical need across a variety of diseases. MorphoSys brings validated and robust human antibody technologies (HuCAL GOLD®) to Novartis' new strategic research directions, building a collaboration that will identify and develop novel therapeutic agents rapidly and efficiently.

"Novartis is committed to therapeutic antibodies as key weapons in the medical armamentarium alongside small molecule drugs. We believe that these antibodies will become increasingly important components of our already strong pipeline in order to better address unmet medical needs with innovative medicines across a variety of diseases. We have chosen MorphoSys as the ideal partner for this element of our strategy because of their highly differentiated technology, which we believe will significantly strengthen and accelerate our antibody research," stated Dr. Mark Fishman, President of the Novartis Institutes for BioMedical Research.

MorphoSys scientists will work directly with Novartis scientists across the global sites of the Novartis Institutes for BioMedical Research (NIBR), including the new world headquarters in Cambridge, MA, USA. The MorphoSys HuCAL GOLD® technology will be an integral part of Novartis' drug discovery and development efforts, with the goal of identifying and developing multiple HuCAL GOLD®-derived therapeutic antibodies against many different targets. During the three year term of the agreement, which may be extended up to a total of five years, Novartis will fund internal research at MorphoSys that will generate and optimize HuCAL GOLD® antibodies against targets identified by Novartis. In addition, Novartis will have access to the current MorphoSys HuCAL GOLD® library at two of its sites. This technology, in conjunction with Novartis' leading research and development capabilities, will potentially enable Novartis to shorten the time needed to generate novel therapeutic as well as research antibodies.

Additionally, under the terms of this collaboration Novartis will be MorphoSys' first partner to receive a non-exclusive option on internalization of the entire MorphoSys technology platform, which would trigger an additional payment by Novartis to MorphoSys.

Underscoring the strategic nature of the collaboration, Novartis will make an approx. € 9 million investment in MorphoSys by purchasing non-interest bearing convertible bonds of MorphoSys. The convertible bonds can be converted into 490,133 common MorphoSys shares, to be issued from conditional capital. In addition, MorphoSys will receive over

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TAB 6 Item 13

morphosys

Press Release
Martinsried/Munich (Germany) June 18, 2004

MorphoSys Awarded for Corporate Governance Excellence

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard segment) announced today that the Company placed first among all Mid and Small Caps in this year's Corporate Governance Survey conducted by the consultancy ergo Kommunikation. Additionally, in the overall classification, covering 210 German companies including the DAX, MDAX, SDAX and TecDax-listed companies, MorphoSys achieved fifth place, behind the four DAX-listed companies Altana, Deutsche Bank, Siemens and Deutsche Boerse, being the only non-DAX company that attained an "exemplary" grade.

The survey, carried out annually, compares the degree of implementation of the German Corporate Governance Code and various other investor relations aspects, at companies listed in the above-mentioned indices in addition to 80 small caps from both the Prime and General Standard segments. A copy of the study can be found at www.ergo-pr.de.

"We are pleased by the recognition of our efforts relating to the adoption of policies regarding corporate governance. Corporate governance has been and remains an important topic for MorphoSys", stated Dave Lemus, Chief Financial Officer of MorphoSys AG.

About ergo Kommunikation:
ergo Unternehmenskommunikation GmbH & Co. KG is a leading communications consultancy in Germany and belongs to the Top 50 agencies in the fields of Investor and Public Relations. 30 professionals in Cologne and Frankfurt advise their clients in different industries such as financial services, international trading, manufacturing, consulting as well as the public authorities. ergo is listing partner of Deutsche Börse and member of a global network of independent PR agencies.

About MorphoSys:
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing and research collaborations with Bayer (Berkeley, California/USA), Biogen Idec Inc. (Cambridge, Massachusetts/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (Wilmington, Delaware/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Novartis AG (Cambridge, Massachusetts/USA), Oridis Biomed GmbH (Graz/Austria), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without

18

TAB 6 Item 14

morphosys

Press Release
Martinsried/Munich, June 24, 2004

MorphoSys is Granted Patent for CysDisplay™ Screening Technology

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment) announced today that the U.S. Patent & Trademark Office has granted a new patent on its proprietary CysDisplay™ screening technology. CysDisplay™ is an important component of MorphoSys's proprietary HuCAL GOLD® technology, and the new patent provides additional protection for the same. The new patent (US 6,753,136) entitled "Novel methods for displaying (poly)peptides/proteins on bacteriophage particles via disulfide bonds" describes a selection technology based on phage display for selecting high affinity antibodies. Additional patent applications are pending in other jurisdictions around the world.

In November 2001 MorphoSys released its most recent and advanced version of the proprietary antibody library, HuCAL GOLD®. In addition to several significant improvements to the library, CysDisplay™ screening technology was also incorporated into the technology. The resulting library, in comparison to previous HuCAL® versions and to other phage display based antibody libraries, possesses several unique advantages. One such advantage is the ability to standardize protocols relating to antibody fragment recovery from each screening round, thus making the technology ideally suited for high throughput applications.

"The CysDisplay™ screening technology is another important addition to our portfolio of antibody library technologies. It contributes significant advantages over previous methods we have employed, and further differentiates our product mix", commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG.

About MorphoSys:
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing and research collaborations with Bayer (Berkeley, California/USA), Biogen Idec Inc. (Cambridge, Massachusetts/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (Wilmington, Delaware/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Novartis AG (Basel, Switzerland), Oridis Biomed GmbH (Graz/Austria), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma

19

TAB 6 Item 15

novoplant

morphosys

Press Release
Martinsried/Munich and Gatersleben, July 14, 2004

MorphoSys and Novoplant Sign Veterinary Medicine Collaboration

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment) and Novoplant GmbH (Gatersleben, Germany) today announced the signing of a collaboration for the development of therapeutic antibodies in animal health applications. Under the three-year agreement Novoplant received a license from MorphoSys for the development and commercialization of therapeutic antibodies as feed components for use in veterinary medicine. Novoplant will pay a technology access fee to MorphoSys for the utilization of the HuCAL GOLD® technology in addition to annual licensing fees. Additionally, MorphoSys receives milestone fees and royalties for the subsequent development and marketing of any resulting products.

In the context of the cooperation, Novoplant will use MorphoSys' HuCAL GOLD® technology to generate antibodies against viruses, parasites and pathogenic microorganisms such as *E. coli* or Salmonella. The addition of such MorphoSys antibodies to animal feed stock intended for poultry, pigs or cattle, may offer protection against infectious diseases in the respective animal's gastro-intestinal tract. MorphoSys retains all rights in any human therapeutics or diagnostics emerging from the collaboration.

"Novoplant is pursuing a fascinating technology from the initial approach to its actual use," comments Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG. "The use of the HuCAL® technology in veterinary medicine is proof of the power of the technology and demonstrates the continually widening range of possible applications."

"MorphoSys´ HuCAL® technology has been widely used and thus validated in the biopharmaceutical industry and is therefore an important technology asset for our company," says Dr. Dieter Falkenburg, coCEO and Chief Business Officer of Novoplant. "This technology will allow the rapid expansion of our innovative product pipeline for the feed and veterinary industry. "

About MorphoSys:
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing and research collaborations with Bayer (Berkeley, California/USA), Biogen Idec Inc. (Cambridge, Massachusetts/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (Wilmington, Delaware/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG

20

TAB 6 Item 16

morphosys

Press Release
Martinsried/Munich, July 29, 2004

MorphoSys Reports Six Months 2004 Results

Company Raises Revenue and Cash Guidance for 2004

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment) today reported financial results for the first six months ending June 30, 2004, and at the same time, increased its full year revenue and cash projections. Revenues for the first six months increased by 22% over the prior year to € 8.8 million, and in the same period total operating expenses decreased by 8% to € 9.9 million. The Company increased its projections of year-end revenues to € 21 million (previously € 19 million). The new guidance represents an increase of sales of almost 40% compared to the prior year (2003: € 15.3 million), and resulted from MorphoSys' strong deal flow during the last months. EBITDA (Earnings before Interest, Tax, Depreciation, and Amortization), excluding stock-based compensation, was positive and amounted to € 1.3 million in the first half of 2004 (2003: € -2.0 million). As a result the Company reduced its net loss by 84% to € 0.8 million. Additionally, MorphoSys' cash position increased by 29% and amounted to € 29.9 million at the end of the second quarter 2004, compared to € 23.2 million at year-end 2003. On this basis, the Company raised its year-end cash position guidance predicting that the Company's cash position at year-end 2004 would be at least at € 28 million (previously € 20 million).

First Half Year - 2004:

In the first six months of 2004, revenues increased to € 8.8 million (2003: € 7.2 million). Total operating expenses including stock-based compensation for the first six months of 2004 amounted to € 9.9 million, compared to € 10.8 million in the same period of 2003. Research and development costs amounted to € 5.6 million (2003: € 5.7 million); sales, general & administrative expenses decreased to € 3.7 million (2003: € 4.1 million), and stock-based compensation fell to € 0.6 million (2003: € 1.1 million). Amortization of intangibles and depreciation amounted to € 1.5 million for the first six months of 2004 (2003: € 1.1 million). Non-operating income in the first six months of 2004 amounted to € 0.3 million (2003: expense of € 1.3 million). For the first six months of 2004, the Company posted a net loss of € 0.8 million compared to € 4.9 million in the same period of the previous year. The number of outstanding shares at June 30, 2004 was 5,349,203 shares, compared to 4,841,570 at December 31, 2003. The resulting net loss per share for the first six months of 2004 amounted to € 0.15 (2003: € -1.22 per share).

Second Quarter - 2004:

In the second quarter of 2004, the Company generated revenues of € 4.5 million, compared to € 3.5 million in the same quarter of 2003. Total operating expenses amounted to € 5.5 million, compared to € 5.4 million in the same quarter of 2003. The resulting net loss for the second quarter was € 1.2 million, compared to € 3.1 million in the second quarter of 2003.

21

TAB 6 Item 17

morphosys

Press Release
Martinsried/Munich, August 16, 2004

MorphoSys and Boehringer Ingelheim Start New Antibody Program

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment) and Boehringer Ingelheim announced today the start of a new program with MorphoSys for the development of a therapeutic antibody against an undisclosed target molecule involved in cardiovascular diseases. MorphoSys will generate this antibody using its proprietary HuCAL GOLD® technology. Boehringer Ingelheim will carry out the pre-clinical and clinical development, as well as subsequent marketing of all resulting products. MorphoSys will participate in the successful progress of the project, receiving milestone payments and royalties.

The initiation of the new antibody program between Boehringer Ingelheim and MorphoSys was made in the context of the mutual cooperation and license agreement signed in February 2003. Under this agreement, MorphoSys received the exclusive, global license for certain patents owned by Boehringer Ingelheim. These patent rights related to the development, production and sale of therapeutic and diagnostic antibodies against a target molecule, ICAM-1. ICAM-1 is the basis for MorphoSys' proprietary product programs MOR101 and MOR102, which are intended for the treatment of inflammatory diseases such as psoriasis and dermal burns. In return for this consideration, Boehringer Ingelheim was granted the option to develop two therapeutic antibodies using MorphoSys' HuCAL® technology and exercised its first therapeutic antibody program option in November 2003. Today's announcement represents the exercise of Boehringer Ingelheim's second option for the development of a therapeutic antibody using the HuCAL® technology of MorphoSys.

"We are pleased to initiate this second antibody program in the MorphoSys collaboration to identify a unique therapeutic antibody to this important cardiovascular target", commented Dr. Andreas Barner, Member of the Board of Managing Directors of Boehringer Ingelheim and responsible for Research, Development and Medicine. "The MorphoSys collaboration has been progressing successfully with the first antibody target and we look forward to continuing to use the advantages of the MorphoSys HuCAL® technology to identify an innovative New Biological Entity for this second target."

"We are pleased by Boehringer Ingelheim's sustained commitment to our HuCAL® technology", stated Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG. "This cooperation is a model for how we can use our technology as currency to acquire rights to promising target molecules and, at the same time, extend our growing pipeline of therapeutic antibody programs."

22

TAB 6 Item 18

morphosys

Press Release

Martinsried/Munich, August 25, 2004

Centocor Extends License to MorphoSys Therapeutic Antibody

MorphoSys AG (Frankfurt: MOR; Prime Standard Segment) announced today that Centocor Inc., a Johnson & Johnson company, exercised an option to retain a commercial license for HuCAL® antibodies directed against an undisclosed Centocor target molecule involved in inflammatory diseases. In exchange, MorphoSys received a license payment from Centocor. Further financial terms were not disclosed.

The cooperation between MorphoSys and Centocor, initiated in December 2000, is aimed at the development of human therapeutic antibodies in a range of indications. It includes an option for Centocor on the development of antibodies against up to 30 different target molecules using MorphoSys' proprietary technologies. In March 2002, the existing partnership was expanded when Centocor ordered AutoCAL™, the MorphoSys-developed system for automated screening of the HuCAL® antibody library. In March 2004 both companies commenced a new antibody program in which MorphoSys would generate therapeutic antibodies against a Centocor target molecule involved in autoimmune diseases. In the collaboration with Centocor, MorphoSys has achieved four performance-related milestones to date.

"This news signals further progress in our collaboration with Centocor," commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG. "We are pleased to see that our HuCAL® technology continues to support drug development activities by our partners."

About MorphoSys:

MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing and research collaborations with Bayer (Berkeley, California/USA), Biogen Idec Inc. (Cambridge, Massachusetts/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (Wilmington, Delaware/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Novartis AG (Basel, Switzerland), Oridis Biomed GmbH (Graz/Austria), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking

23

TAB 6 Item 19

morphosys

Press Release
Martinsried/Munich, September 3, 2004

MorphoSys Announces Change in Management Board

MorphoSys AG (Frankfurt: MOR; Prime Standard Segment) announced today the departure of Dr. Thomas von Rüden, Chief Scientific Officer, from the Company. The departure will take place with immediate effect. Until a successor is appointed, the Company will continue to be managed by the other two Board members, Dr. Simon Moroney, Chief Executive Officer, and Dave Lemus, Chief Financial Officer. Dr. Moroney will add Research and Development to his responsibilities, while Dave Lemus will add Technical Operations to his responsibilities.

Simultaneously, MorphoSys announced two promotions within the Company at the Vice President and Director level. Dr. Marlies Sproll, presently Vice President of Research and Development, is promoted to Senior Vice President in the same capacity. Dr. Barbara Krebs, presently Director of Business Development, is promoted to Senior Director.

Speaking for the Supervisory Board, Dr. Gerald Möller, Chairman of the Supervisory Board of MorphoSys AG, commented: "We sincerely thank Dr. von Rüden for his very substantial efforts and his contributions to MorphoSys over the last several years, and we wish him all the best in his future endeavors."

About MorphoSys:
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing and research collaborations with Bayer (Berkeley, California/USA), Biogen Idec Inc. (Cambridge, Massachusetts/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (Wilmington, Delaware/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Novartis AG (Basel, Switzerland), Oridis Biomed GmbH (Graz/Austria), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact:

24

TAB 6 Item 20

morphosys

Press Release
Martinsried/Munich, September 6, 2004

MorphoSys Announces Inclusion into TecDAX Index

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment) announced today that the company has been notified by the Deutsche Börse AG of its admission to the TecDAX index as from September 20, 2004. The TecDAX tracks the performance of the 30 largest technology companies of the Prime Standard listed at the Frankfurt Stock Exchange as measured by trading volume and market capitalization.

About MorphoSys:
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing and research collaborations with Bayer (Berkeley, California/USA), Biogen Idec Inc. (Cambridge, Massachusetts/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (Wilmington, Delaware/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Novartis AG (Basel/Switzerland), Novoplant GmbH (Gatersleben/Germany), Oridis Biomed GmbH (Graz/Austria), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

25

TAB 6 Item 21

morphosys

Press Release
Martinsried/Munich, September 08, 2004

MorphoSys Obtains License on Crucell Human Cell Line

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment) announced today a non-exclusive license agreement with Dutch biotechnology company Crucell N.V. (Euronext/NASDAQ: CRXL) and allied contract manufacturer DSM Biologics. Under the terms of the agreement, MorphoSys receives rights to Crucell's PER.C6® fully human cell line technology for use in its own and partnered antibody research programs conducted at MorphoSys. Furthermore, MorphoSys and its partners have an option to obtain a license for the clinical and commercial production of antibodies isolated from the MorphoSys HuCAL® library. The human cell line has been shown to be suited to the development and large-scale manufacturing of a wide range of biologics including antibodies. Financial details were not disclosed.

Crucell's fully human PER.C6® cell line is an established technology for the production of antibodies. Thus, MorphoSys is broadening its technology base and diversifies its offering for existing and new partners. The advantages of PER.C6® include high-yield production of antibodies, fast production cycles and the provision of human glycosylation patterns.

"A key part of our strategy is to maintain technological leadership by incorporating the latest innovations in human as well as bacterial production systems into our platform", commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG.

About MorphoSys:
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing and research collaborations with Bayer (Berkeley, California/USA), Biogen Idec Inc. (Cambridge, Massachusetts/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (Wilmington, Delaware/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Novartis AG (Basel/Switzerland), Novoplant GmbH (Gatersleben/Germany), Oridis Biomed GmbH (Graz/Austria), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). For further information please visit the corporate website at: http://www.morphosys.com/.

About Crucell:
Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria and West Nile virus. The company's development programs include collaborations with Aventis Pasteur for influenza vaccines, the U.S. National Institutes of Health for Ebola and malaria vaccines, and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its innovative PER.C6® technology, which offers a safer, more efficient way to produce biopharmaceuticals. The company licenses its PER.C6® technology to the biopharmaceutical industry on a mostly non-exclusive basis. Licensees and CMO partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and currently

26

TAB 6 item 22

morphosys

Press Release
Martinsried/Munich, Germany, and Tokyo, Japan, September 23, 2004

MorphoSys Enters Marketing Venture with GeneFrontier in Japan

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment) announced today that it has formed a strategic marketing cooperation with the Tokyo-based company, GeneFrontier Corporation, in order to access the Japanese life science market. The objective of the cooperation is to drive new business opportunities by establishing the HuCAL® technology of MorphoSys as the premium brand for both research and therapeutic antibody generation in Japan. As part of an ongoing pre-marketing agreement between the two companies, several research projects conducted with Japanese partners have been successfully completed. Under the multi-year collaboration, both parties will invest in customer development and marketing in Japan as part of a wider MorphoSys effort to expand geographically into new markets.

As a result of the recently concluded Human Genome Project, the spotlight in biomedical research is shifting rapidly from the genome to proteome-based projects as the key to transform genetic information into pharmaceutical products. The proliferation of these projects is driving an increasing demand for novel research antibodies to study these newly characterized proteins. Moreover, for validated targets which are suitable for therapeutic applications, MorphoSys HuCAL GOLD® technology provides a seamless transition from a rapidly generated research antibody to a fully human optimized antibody drug candidate. Thus, MorphoSys sees the potential to position its HuCAL® technology as the system of choice for future therapeutic antibody projects conducted by pharmaceutical companies in Japan.

"Both partners see an enormous market potential for research and therapeutic antibodies derived from MorphoSys's HuCAL® technology, especially in the light of strong financial commitment from the Japanese government to protein research and its therapeutic applications," commented Mr. Makoto Ogasawara, Chief Executive Officer of GeneFrontier Corp. "Japan, presently the second largest pharmaceutical market in the world, is seeking new innovative technologies in life sciences to continue on its growth path."

"This collaboration is an important step in our strategy to establish HuCAL® globally as an industry standard for therapeutic antibody generation, as well as research tools," commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG. "We look forward to working with GeneFrontier to expand our business in the lucrative Japanese market."

<u>About MorphoSys:</u>
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody

27

TAB 6 Item 23

morphosys

Press Release
Martinsried/Munich, Germany, October 8, 2004

MorphoSys Presents Pre-clinical Development Results for Internal Cancer Project

MorphoSys Antibodies Reduce Tumor Growth in Animal Model

MorphoSys AG (Frankfurt: MOR; Prime Standard Segment) announced today that promising initial *in vitro and in vivo* data for the internal cancer antibody program, MOR202, were presented at the "Human Antibodies & Hybridomas" conference held in Dublin yesterday. The fully-human antibodies generated from MorphoSys' HuCAL GOLD® library, are directed against the target molecule CD38, which is heavily over-expressed on the surface of certain cancer cells. The MOR202 program is currently in pre-clinical development for the treatment of multiple myeloma and other blood-cancer related diseases. In line with its corporate strategy, MorphoSys plans to out-license the MOR202 antibody program before start of clinical development.

The MOR202 antibodies were initially characterized in detail in various *in vitro* assays. By directing the MorphoSys antibodies against primary patient tumor material and specific hematologic cancer cell lines, the assays demonstrated that the antibodies were able to kill cancer cells efficiently. A MOR202 antibody also proved to be highly effective in an *in vivo* animal model. The HuCAL® IgG antibody was administered regularly to tumor-bearing mice over a period of between three and five weeks. In various experimental settings, different antibody constructs, dosages and treatment regimens were examined. In all cases, treatment with MOR202 antibody led to a significant slowdown of tumor growth, in some cases no tumor could be detected at the end of the observation period. MorphoSys has submitted several U.S. patent applications. These relate to specific anti-CD38 antibodies and their use.

Multiple myeloma, also called plasmocytoma, is a form of hematologic cancer that causes an increased overproduction of malignant plasma cells, particularly in the bone marrow. Plasma cells are a subset of white blood cells and are therefore key components of the immune system. In healthy individuals, the immune system acts as an efficient defense mechanism against pathogens and infectious diseases. The cause of multiple myeloma has not yet been fully identified, while incidence is increasing. Despite other forms of treatment currently available, there is an unmet medical need for new therapies for multiple myeloma. At present, only 30% of treated patients survive for more than 5 years under present alternative therapies.

"These initial pre-clinical results from our new MOR202 cancer program are very promising", said Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG. "With the target molecule CD38, we believe that we have chosen an interesting starting point for long-term improvement of the treatment of various hematologic cancer types."

28

TAB 6 Item 24

morphosys

Press Release
Martinsried/Munich, Germany, October 25, 2004

MorphoSys to Present at Rodman & Renshaw Techvest 6th Annual Healthcare Conference

MorphoSys AG (Frankfurt: MOR; Prime Standard Segment, TecDAX) announced today that the company will be presenting at the Rodman & Renshaw Techvest 6th Annual Healthcare Conference on Tuesday, October 26, 2004. The conference is being held at the Waldorf Astoria Hotel in New York City. Dave Lemus, Chief Financial Officer of MorphoSys, will present at 12:35 PM (ET) in the Starlight Roof North. MorphoSys' presentation will be webcast live and will be available for replay through the MorphoSys website via the Internet at www.morphosys.com.

About MorphoSys:
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing and research collaborations with Bayer (Berkeley, California/USA), Biogen Idec Inc. (Cambridge, Massachusetts/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (Wilmington, Delaware/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Novartis AG (Basel/Switzerland), Novoplant GmbH (Gatersleben/Germany), Oridis Biomed GmbH (Graz/Austria), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). For further information please visit the corporate website at: http://www.morphosys.com/.

29

TAB 6 Item 25

morphosys

Press Release
Martinsried/Munich, October 28, 2004

MorphoSys Reports Third Quarter 2004 Results

Company Expects to Achieve Profitability in 2005

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment, TecDAX) today reported financial results for the first nine months ending September 30, 2004. Mirroring positive operational developments, the Company achieved a € 1.3 million net income result for the first nine months of 2004. Additionally, the Company gave an outlook for the financial year 2005. MorphoSys expects to achieve a positive net income in 2005, marking the Company's transition to profitability.

First Nine Months - 2004

In the first nine months of 2004, revenues increased by 42% over the prior year to € 15.5 million (2003: € 10.9 million). Total operating expenses including stock-based compensation for the first nine months of 2004 amounted to € 14.9 million, compared to € 16.3 million in the same period of 2003. Research and development costs amounted to € 8.9 million (2003: € 8.5 million); sales, general & administrative expenses decreased to € 5.3 million (2003: € 6.2 million), and stock-based compensation fell to € 0.8 million (2003: € 1.6 million). Amortization of intangibles and depreciation amounted to € 2.3 million for the first nine months of 2004 (2003: € 1.7 million). EBITDA (Earnings before Interest, Tax, Depreciation, and Amortization), excluding stock-based compensation, was positive and amounted to € 4.3 million in the first nine months of 2004 (2003: € -2.6 million). Non-operating income in the first nine months of 2004 amounted to € 0.7 million (2003: expense of € 1.3 million). The Company achieved a net income of EUR 1.3 million in the first nine months of the year (2003: net loss of € 6.7 million). The Company's cash position equaled € 31.8 million at the end of the third quarter of 2004, up from € 23.2 million at year-end 2003. The number of outstanding shares at September 30, 2004 was 5,351,553, compared to 4,841,570 shares at December 31, 2003. The resulting earnings per share for the first nine months of 2004 amounted to € 0.24 (2003: loss of € 1.60 per share).

Third Quarter - 2004:

In the third quarter of 2004, the Company generated revenues of € 6.7 million, compared to € 3.6 million in the same quarter of 2003, an increase of 86%. Total operating expenses amounted to € 5.0 million, compared to € 5.4 million in the same quarter of 2003. The resulting net profit for the third quarter was € 2.1 million, compared to a net loss of € 1.8 million in the third quarter of 2003.

Events of the Third Quarter 2004 Included:

- Presentation of promising animal data from pre-clinical studies for MOR202, MorphoSys' latest proprietary antibody therapeutic focused on the treatment of multiple myeloma

30

TAB 6 Item 26

Merck Biosciences

Calbiochem | Novabiochem | Novagen

Antibodies by Design
A Division of MorphoSys

Press Release
Martinsried/Munich, and Madison, WI, USA, November 23, 2004

EMD Biosciences, Inc. and MorphoSys' Antibodies by Design offer first recombinant antibody

For detection of Cyclophilin A, a component of protein folding

EMD Biosciences, Inc. (EMD Biosciences; www.emdbiosciences.com), a major supplier of premium tools for proteomics and disease pathway analysis known through its global brands Calbiochem®, Novabiochem®, and Novagen®, today announced a unique addition to its catalog of research reagents: the first in vitro–derived, recombinant antibody (www.preview.emdbiosciences.com/product/ST1071). This antibody is targeted against human Cyclophilin A and is produced by MorphoSys' Antibodies by Design (www.a-by-d.com) division, a provider of rapid, high-throughput custom antibody reagent services for the academic and industrial research markets. EMD Biosciences is part of the Life Science and Analytics (LSA) division of Merck KGaA (Darmstadt, Germany; www.merck.de) and operates as EMD Biosciences, Inc. in North America and Merck Biosciences outside North America. Distribution of additional recombinant antibodies are planned under the collaboration. MorphoSys' Antibodies by Design division produces the antibodies using its HuCAL GOLD® library.

Non-animal–based and in vitro–generated recombinant antibodies are new to the research markets and combine several advantages over traditional antibodies. They can be generated within eight weeks from only a minimum amount of protein, DNA, or peptide. In addition, in vitro–generated antibodies allow for high-throughput production, thus facilitating the development of novel array platforms. Moreover, the now delivered recombinant HuCAL® antibody has been proven superior to traditional animal-based antibodies in biochemical analysis. These findings have encouraged both parties, EMD Biosciences and MorphoSys' Antibodies by Design, to introduce an entire line of recombinant HuCAL® antibodies in the near future complementing the vast range of more than 3,000 antibodies already offered by EMD Biosciences. The first antibody in this regard is targeted against Cyclophilin A, which is indicated to play an important role in the mechanism of protein folding. Recently a number of diseases have been linked to protein folding problems.

"Recombinant antibodies developed by MorphoSys' Antibodies by Design provide an ideal expansion of our existing antibody product line," stated Dr. Robert Mierendorf, Chief Technology Officer at EMD Biosciences. "We are pleased to work with a company possessing such a powerful technology for rapid development of novel antibodies for critical research needs."

"The market for research antibodies is currently served by monoclonal and polyclonal approaches in animals, but these may take too long for the challenges in proteomics ahead of us," commented Dieter Lingelbach, Head of Antibodies by Design and Vice President of

31

TAB 6 Item 27

morphosys

Press Release
Martinsried/Munich, December 09, 2004

MorphoSys Generated Antibody Approved to Enter Clinical Trials

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment; TecDAX) announced today that its partner GPC Biotech AG received regulatory clearance from the Swiss Agency for Therapeutic Products to commence a Phase 1 clinical trial with an anti-cancer antibody generated using the MorphoSys' HuCAL® technology. The HuCAL®-derived antibody is expected to enter clinical trials in human patients at sites in three European countries, representing a significant milestone for the MorphoSys HuCAL® technology. The commencement of clinical trials will then trigger a milestone payment from GPC Biotech to MorphoSys, due on the first administration of the HuCAL® antibody in human patients. Financial details were not disclosed.

The fully human antibody was identified and optimized by MorphoSys using its proprietary HuCAL® antibody library in the context of a collaboration with GPC Biotech, which began in 1999. The antibody is directed against a target molecule involved in a variety of hematological malignancies, including non-Hodgkin's, Hodgkin's and Burkitt lymphomas, multiple myeloma, and hairy cell leukemia. The therapeutic antibody operates by selectively killing activated, proliferating MHC class II-positive tumor cells. Pre-clinical data from several *in vivo* cancer models demonstrated the efficacy of the antibody. Additionally, when the antibody was administered in combination with the anticancer drug, Rituxan® in a non-Hodgkin's lymphoma model, the efficacy was shown to be greater than with either drug alone. With some 150,000 people affected by non-Hodgkin's lymphoma worldwide in 2003 it is the most common form of lymphoma.

„Today's announcement is an important event for MorphoSys, as it marks the forthcoming entry of the first HuCAL®-generated antibody into full clinical development," commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG.

<u>About MorphoSys:</u>
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing and research collaborations with Bayer (Berkeley, California/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (Wilmington, Delaware/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Novartis AG (Basel, Switzerland), Novoplant GmbH (Gatersleben/Germany), Oridis Biomed GmbH (Graz/Austria), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). For further information please visit the corporate website at: http://www.morphosys.com/.

32

TAB 6 Item 28

morphosys

Press Release
Martinsried/Munich, December 20, 2004

MorphoSys Announces Extension of Strategic Partnership with Schering AG

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment, TecDAX) today announces the extension of its collaboration with Schering AG, Berlin, to develop innovative antibody therapeutics and *in vivo* diagnostics. The collaboration, originally signed in December 2001, is extended by at least two more years, until the end of 2006, with the option of a further extension period of one year beyond this time frame. In return for granting Schering access to the HuCAL GOLD® technology, MorphoSys receives annual license fees under the revised contract, funding for a team of scientists working at MorphoSys on Schering's behalf, license fees in respect of active therapeutic and diagnostic antibody projects, and stands to receive milestones and royalties on products developed and brought to market. As part of the collaboration, Schering also receives exclusive commercial licenses for several therapeutic antibody programs, relating to work on which both partners have been collaborating over the past three years. The two partners have, to date, identified three therapeutic antibody candidates that are being processed. Another program covers the use of an antibody in the field of *in vivo* diagnostics. The magnitude of the related financial payments to MorphoSys was not disclosed.

As part of their collaboration, Schering acquired in December 2001 a total of 357,880 MorphoSys shares, representing 6.6% of the present outstanding shares. The original objective of the collaboration was to develop therapeutic antibodies and *in vivo* diagnostics, particularly in the field of oncology – one of Schering's core business areas. The two companies will continue to collaborate on a variety of different molecules mainly in oncological indications.

"We believe that HuCAL® is one of the most powerful technologies available for the generation of human antibodies", commented Dr. Andreas Menrad, Head of Anti-Angiogenesis Research, CRBA Oncology of Schering AG. "Based on the achieved successes to date, we are very pleased to extend the collaboration with MorphoSys."

"The collaboration with Schering is one of our most successful, from which we expect a number of innovative, antibody-based products", commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG. "We look forward to continuing to work together with Schering to further expand the pipeline of HuCAL GOLD®-derived drugs in development."

<u>About MorphoSys:</u>
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing and research collaborations with Bayer (Berkeley,

33

TAB 6 Item 23

morphosys

Press Release
Martinsried/Munich, December 23, 2004

MorphoSys Expands Collaboration With Centocor

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment; TecDAX) today announced the extension of its agreement with Centocor Inc., a Johnson & Johnson company, until the end of 2007. The objective of the cooperation between MorphoSys and Centocor is the development of fully human therapeutic antibodies in a broad range of indications. The cooperation agreement, originally signed in December 2000, was to end in December 2005. Within the framework of the extended agreement, the two parties undertake to commence at least two new antibody development programs in 2005. Furthermore, the agreement also provides for increased levels of research and development funding by Centocor to MorphoSys, and an upfront payment by Centocor to MorphoSys for the extension. Further financial details were not disclosed.

Under the extended agreement, Centocor has the option to elect up to 30 disease-related target molecules, against which the two parties will develop fully human, optimized antibodies using the HuCAL GOLD® technology of MorphoSys. MorphoSys stands to receive licensing and milestone payments, in addition to royalties on any marketed antibody products arising from the collaboration. Furthermore, Centocor maintains access to HuCAL GOLD® to isolate antibodies for research use. In the collaboration with Centocor, MorphoSys has achieved four performance-related milestones to date. In March 2004, both companies launched a new antibody program to develop a therapeutic antibody against a Centocor target molecule involved in autoimmune diseases.

"We are delighted to be able to extend our collaboration with Centocor, one of the world's leading companies in the therapeutic antibody field," explained Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG. "The early extension emphasizes the central importance of our technology as it relates to Centocor's antibody efforts going forward."

<u>About MorphoSys:</u>
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing and research collaborations with Bayer (Berkeley, California/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (Wilmington, Delaware/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Novartis AG (Basel, Switzerland), Novoplant GmbH (Gatersleben/Germany), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). For further information please visit the corporate website at: http://www.morphosys.com/.

34

TAB 7



Annual Report

2004

morphosys

Engineering the Medicines of Tomorrow

35

TAB 8

Reading Translation

MorphoSys AG
Lena-Christ-Strasse 48
82152 Martinsried/Planegg
Security Code Number 663200
ISIN:DE0006632003

Invitation to the Annual Shareholders' Meeting 2005

We hereby invite the shareholders of our Company to the Annual Shareholders' Meeting which is taking place on Wednesday, May 11, 2005 at 1:00 p.m., in the Konferenzzentrum München, Lazarettstraße 33, 80636 Munich.

Agenda

1. **Presentation of the confirmed annual financial statements as of December 31, 2004, the management report together with the consolidated financial statements, the consolidated management report and the report of the Supervisory Board for the business year 2004**

2. **Formal approval on behalf of the Board of Management**

   The Board of Management and the Supervisory Board recommend to formally approve the activities of the Board of Management in the business year 2004.

3. **Formal approval on behalf of the Supervisory Board**

   The Board of Management and the Supervisory Board recommend to formally approve the activities of the Supervisory Board in the business year 2004.

4. **Creation or Increase of the Authorized Capital I in sec. 5 para. 5 of the Articles; amendment of the Articles**

   a) The existing Authorized Capital I in the amount of EUR 5,881,599.00 provided in sec. 5 para. 5 of the Articles authorizes the Board of Management to increase the Company's share capital during the time period until April 30, 2009, by issuing up to 1,960,533 young bearer shares for contribution in cash and/or in kind on one or several occasions. This capital increase is subject to the approval of the Supervisory

36

TAB 9



Financial Report for the Quarterly Period Ended March 31, 2005

morphosys

Engineering the Medicines of Tomorrow

37

TAB 10 Item 1

morphosys

Press Release

Martinsried/Munich, Poole/U.K. and Brentwood (New Hampshire)/U.S.A., January 20, 2005

MorphoSys Acquires Biogenesis Group in U.K. and U.S.A.

Acquisitions Position MorphoSys within Top 5 of European Research Antibody Suppliers

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment, TecDAX) today announced the acquisition of two privately held companies, Biogenesis Ltd. (Poole/U.K.) and its sister company Biogenesis Inc. (Brentwood, New Hampshire/U.S.A.). With more than 20 years of experience in antibody development and manufacturing, and a comprehensive antibody catalogue, the combined Biogenesis group represents one of the larger European suppliers of antibodies to the life sciences research community. Research antibodies are a fast growing market accounting for global sales in excess of USD 800 million in 2004. Combined with MorphoSys' existing efforts in this area, the acquisition will establish MorphoSys as one of the top 5 European suppliers of research antibodies. The final agreements, signed on January 20, 2005, specify the purchase of 100% ownership of Biogenesis Ltd. and Biogenesis Inc. by MorphoSys for GBP 5.25 million, less net debt of approximately GBP 700,000, in cash. The two Biogenesis companies will become wholly owned subsidiaries of MorphoSys AG.

The acquisition of the Biogenesis group provides MorphoSys with immediate access to new market channels for its innovative HuCAL® antibody technology. As the HuCAL® technology provides a quantum leap in speed and flexibility over traditional antibody generation, the combined company will be able to deliver highly specific recombinant antibodies to customers significantly faster than existing animal-based methods. MorphoSys expects this to greatly increase the value of Biogenesis' current offerings. MorphoSys will continue to support Biogenesis's pre-existing portfolio of research products and at the same time utilize all opportunities to further market the HuCAL® technology to Biogenesis's worldwide customer and global distributor network.

MorphoSys AG Chief Executive Officer Simon Moroney, and Chief Financial Officer Dave Lemus retain their current respective positions within the enlarged MorphoSys group of companies. The acquired Biogenesis companies will be integrated with MorphoSys' existing research antibody business unit, Antibodies by Design. The enlarged research antibodies unit will be led by Dieter Lingelbach, currently Senior Vice President at MorphoSys AG and head of Antibodies by Design. The new unit will run alongside the existing therapeutic antibodies unit, which comprises the largest part of the MorphoSys business.

John Coward, the present Managing Director of Biogenesis Ltd., will become Chairman of the U.K. subsidiary and Joan Poehlman, current President of Biogenesis Inc., will serve as President of the U.S.A. subsidiary.

38

TAB 10 Item 2

morphosys

Press Release
Martinsried/Munich, January 26, 2005

MorphoSys AG Announces Expanded Agreement With Bristol-Myers Squibb on Use of HuCAL GOLD®

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment) announced today a further expansion of its existing license agreement with Bristol-Myers Squibb Company (NYSE: BMY). Under the amended agreement, MorphoSys grants Bristol-Myers Squibb access to its HuCAL GOLD® library for use in Bristol-Myers Squibb's pharmaceutical discovery programs for target characterization and validation, as well as for therapeutic and diagnostic antibody product development. Financial details were not disclosed.

Prior to the most recent expansion of the existing license agreement, Bristol-Myers Squibb had a non-exclusive license to use prior versions of MorphoSys' HuCAL® library and the AutoCAL™ system, which is MorphoSys' established system for fully automated high-throughput antibody generation, installed at one of Bristol-Myers Squibb's facilities in the U.S.

Bristol-Myers Squibb currently applies MorphoSys' proprietary antibody technology in its pharmaceutical discovery programs for target characterization and validation. In addition, Bristol-Myers Squibb has an option to further develop promising antibody candidates arising from these programs as therapeutics and diagnostics.

"Bristol-Myers Squibb has now decided to upgrade to the most advanced version of our antibody library, HuCAL GOLD®," commented Dr. Simon Moroney, Chief Executive Officer, MorphoSys AG. "We are delighted that Bristol-Myers Squibb continues to value our expertise in antibody development, as well as in supporting its target characterization and validation programs."

About MorphoSys:
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Bayer (Berkeley, California/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (New Jersey/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Novartis AG (Basel, Switzerland), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). Additionally, MorphoSys is active in the antibody research market through its Antibodies by Design business unit. Antibodies by Design was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005. For further information please visit the corporate website at: http://www.morphosys.com/.

39

TAB 10 Item 3

morphosys

Press Release
Martinsried/Munich, February 1, 2005

First MorphoSys-generated Antibody Enters Clinical Trials in Partnered Program

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment; TecDAX) announced today that GPC Biotech AG has commenced a Phase 1 clinical trial with a fully human cancer antibody generated using the MorphoSys' HuCAL® technology. The testing in human patients with the HuCAL®-generated antibody represents a significant milestone for MorphoSys, in that it is the first MorphoSys-generated antibody to be administered to humans. The commencement of clinical trials triggers a clinical milestone payment from GPC Biotech to MorphoSys.

In December 2004, GPC Biotech received clearance from Swiss authorities to initiate human clinical testing with the HuCAL®-derived anticancer monoclonal antibody 1D09C3. In total, the clinical trials will involve three different sites in Europe and first commence at the Oncology Institute of Southern Switzerland (IOSI), a world-renowned oncology center that has been involved in numerous previous Phase 1 studies.

About MorphoSys:
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Bayer (Berkeley, California/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (New Jersey/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Novartis AG (Basel, Switzerland), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). Additionally, MorphoSys is active in the antibody research market through its Antibodies by Design business unit. Antibodies by Design was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005. For further information please visit the corporate website at: http://www.morphosys.com/.

40

TAB 10 Item 4

morphosys

Press Release
Martinsried/Munich, February 13, 2005

MorphoSys Reports Preliminary Financial Results for 2004

MorphoSys Surpasses Forecast and Achieves Profitability

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment; TecDAX) today reported preliminary unaudited financial results according to U.S. GAAP and International Financial Reporting Standards (IFRS) accounting for the full year 2004.

Highlights included:

- Net Profitability Achieved for 2004
- Revenue Growth 44% over prior year
- Cash position at year-end € 37 million

The Company exceeded its goals for 2004, and achieved under U.S. GAAP, revenues of EUR 22.0 million (2003: EUR 15.3 million) and total operating expenses of EUR 21.7 million (2003: EUR 18.8 million), resulting in an operating profit of EUR 0.2 million for the fiscal year 2004 (2003: operating loss of EUR 3.5 million). MorphoSys also reported a net income of EUR 0.5 million (2003: net loss of 4.1 million), surpassing both revenue and net income guidance given by management earlier in the year. Cash and equivalents amounted to EUR 37.2 million at yearend, up from EUR 23.2 million in 2003.

In line with current EU legislation, it is mandatory that European publicly traded companies prepare their accounts from 2005 onwards in conformity with IFRS accounting standards. As previously communicated, the Company will publish its audited financial statements for 2004 under IFRS accounting standards. Under IFRS revenues for 2004 amounted to EUR 22.0 million (2003: EUR 15.3 million) and total operating expenses of EUR 21.3 million (2003: EUR 18.4 million), resulting in an operating profit of EUR 0.6 million for the fiscal year 2004 (2003: operating loss of EUR 3.1 million). MorphoSys also reported a net income of EUR 0.3 million (2003: net loss of 3.1 million) under IFRS standards.

A key driver for the higher than expected revenues was stronger than expected demand for MorphoSys' technologies. In 2004, MorphoSys concluded two new collaborations, extended partnerships with two of its top five existing partners, and increased the number of active partnered therapeutic antibody programs from 17 to 24. Expenses were in part lower due to the accounting treatment of M&A costs in connection with the successful acquisition of the Biogenesis Group companies in the UK and USA.

All numbers reported today are unaudited and preliminary. MorphoSys will publish its audited financial statements on February 25, 2005.

"We are pleased to have hit our goal of bottom line profitability, one year ahead of schedule", commented Dave Lemus, Chief Financial Officer of MorphoSys AG.

41

TAB 10 Item 5

morphosys

Press Release
Martinsried/Munich, February 25, 2005

MorphoSys AG Reports Financial Results for Fiscal Year 2004

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment; TecDAX) today announced its financial results according to International Financial Reporting Standards (IFRS) for the three-months' period and fiscal year ending December 31, 2004.

Operational Highlights of the Year 2004:

- Conclusion of a major therapeutic antibody collaboration with Novartis AG
- Expansion of the Company's research antibody business unit, "Antibodies by Design", which was further strengthened through the acquisition of the Biogenesis Group in the U.K. and U.S.A. in January 2005
- Regulatory approval for first HuCAL®-derived antibody to enter human clinical trials: Commencement of Phase 1 in January 2005
- Presentation of promising animal data from pre-clinical studies for MOR202, MorphoSys' latest proprietary antibody therapeutic focused on the treatment of multiple myeloma
- Conclusion of a collaboration with Novoplant GmbH for wholly new applications of MorphoSys antibodies in veterinary medicine
- Signing of a marketing agreement with GeneFrontier Corp. to access the Japanese life science market for antibody research reagents and antibody therapeutics
- Commencement of a new therapeutic antibody program with Boehringer Ingelheim in cardiovascular diseases
- Early extension of existing agreement with Centocor (Johnson & Johnson) to the end of 2007
- Extension of existing collaboration with Schering AG until up to 2007
- Granting of U.S. Patent for proprietary CysDisplay™ screening technology

Financial Highlights of the Year 2004:

- Attainment of first full year of profitability
- Improvement of revenues by 44% over prior year
- Cash position increase of over 60% compared to prior year
- Novartis purchased an equity stake of approximately 10% in MorphoSys
- Inclusion in the Frankfurt Stock Exchange TecDAX Index
- MorphoSys awarded for Corporate Governance Excellence

42

TAB 10 Item 6

morphosys

Press Release
Martinsried/Munich, March 15, 2005

MorphoSys Plans Share Capital Issuance

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment; TecDAX) intends to place up to 490,133 new shares through an accelerated book building process to institutional investors. The Management and Supervisory Boards of MorphoSys AG decided today to increase the Company's equity capital against contribution in cash exempting preemptive rights. WestLB AG acts as Sole Lead Manager of the transaction.

The issue proceeds will be used to capitalize on existing and future expansion opportunities to accelerate internal and external sales growth primarily in MorphoSys' activities in the field of research antibodies.

To ensure a timely delivery of shares to new investors, WestLB AG has entered into share loan agreements with a major strategic shareholder and members of the Management and Supervisory Boards of MorphoSys AG.

This announcement is not being issued in the United States of America and should not be distributed to United States Persons or Publications with a general circulation in the United States. This announcement does not constitute an offer of securities for sale in the United States. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be sold in the United States absent registration or an exemption from registration under the Securities Act.

About MorphoSys:
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Bayer (Berkeley, California/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (New Jersey/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Novartis AG (Basel, Switzerland), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). Additionally, MorphoSys is active in the antibody research market through its Antibodies by Design business unit. Antibodies by Design was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005. For further information please visit the corporate website at: http://www.morphosys.com/.

44

TAB 10 Item 7

morphosys

Press Release
Martinsried/Munich, March 16, 2005

MorphoSys Reports Completion of Equity Issue

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment; TecDAX) has placed 490,133 shares in a private placement at a price of € 35.50 per share. The company raised gross proceeds of approx. € 17.4 million. WestLB AG acted as Sole Lead Manager of the transaction.

The issue proceeds will be used to capitalize on existing and future expansion opportunities to accelerate internal and external sales growth primarily in MorphoSys' activities in the field of research antibodies.

With the capital increase, the number of issued shares will increase from 5,438,852 to 5,928,985 shares, corresponding to an increase of subscribed share capital in common stock from €16,316,556 to €17,786,955.

To ensure a timely delivery of shares to new investors, WestLB AG has entered into share loan agreements with Schering AG, Dr. Simon E. Moroney, Chief Executive Officer of MorphoSys AG, and Prof. Andreas Plückthun, member of the Supervisory Board of MorphoSys AG.

"Although MorphoSys was profitable last year, the capital increase helps to increase the financial flexibility of the company in regards to future growth" commented Dave Lemus, Chief Financial Officer at MorphoSys AG.

This announcement is not being issued in the United States of America and should not be distributed to United States Persons or Publications with a general circulation in the United States. This announcement does not constitute an offer of securities for sale in the United States. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be sold in the United States absent registration or an exemption from registration under the Securities Act.

About MorphoSys:
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Bayer (Berkeley, California/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (New Jersey/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Novartis AG (Basel,

43

TAB 10 Item 8

morphosys

Press Release
Ingelheim and Martinsried/Munich, March 18, 2005

Boehringer Ingelheim and MorphoSys Enlarge Collaboration

Boehringer Ingelheim and MorphoSys AG (Frankfurt: MOR; Prime Standard Segment, TecDAX) announced today an expansion of their existing cooperation involving both research and therapeutic applications. Under the new contract, Boehringer Ingelheim has acquired an option to receive several exclusive licenses on new therapeutic antibody programs. The two companies presently have two therapeutic antibody programs in joint collaboration. Additionally, Boehringer Ingelheim will obtain access to MorphoSys' HuCAL GOLD® library for research purposes at a number of the firm's research facilities. The first installation site is intended to be Boehringer Ingelheim's site in Vienna, Austria. MorphoSys will receive a technology access fee, annual license fees and optional R&D funding over the five-year collaboration term. For therapeutic antibodies emerging from the collaboration, Boehringer Ingelheim will pay milestone fees and royalties to MorphoSys. Financial details of the agreement were not disclosed.

Since February 2003, Boehringer Ingelheim and MorphoSys have been working jointly on the development of therapeutic antibodies using MorphoSys' HuCAL® technology.

"The extended collaboration with MorphoSys will strengthen our capability to generate innovative human monoclonal antibodies and to discover new therapeutic entities," said Mikael Dolsten, Head of Corporate Research at Boehringer Ingelheim. "We are very pleased to continue this collaboration with the aim of providing novel future biological treatment options for patients suffering from cancer, immune, inflammatory and other severe human diseases."

"We are very pleased about the continued commitment shown by our partner, Boehringer Ingelheim, to extensive use of our HuCAL GOLD® technology," stated Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG. "Alongside the two antibody programs already being actively pursued as part of our partnership, this new agreement significantly expands the research applications of our technology, and promises to lead to additional therapeutic projects in the future."

About Boehringer Ingelheim:

The Boehringer Ingelheim group is one of the world's 20 leading pharmaceutical companies. Headquartered in Ingelheim, Germany, it operates globally with 152 affiliates in 45 countries and more than 34,000 employees. Since it was founded in 1885, the family-owned company has been committed to researching, developing, manufacturing and marketing novel products of high therapeutic value for human and veterinary medicine.

In 2003, Boehringer Ingelheim posted net sales of 7.4 billion euro while spending more than one fifth of net sales *in its largest business segment Prescription Medicines on research and development.*

For more information please visit www.boehringer-ingelheim.com

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TAB 10 Item 9

morphosys

RECEIVED

2005 ... 15 P ...

Press Release
Martinsried/Munich, April 28, 2005

MorphoSys Provides Update on MOR102 Program in Psoriasis

MorphoSys AG (Frankfurt: MOR; Prime Standard Segment, TecDAX) today provided an update on its MOR102 antibody program for chronic inflammatory diseases. As part of this program MorphoSys commissioned a pre-clinical study to compare the effectiveness of MOR102 with that of the approved biologics Amevive® and Raptiva® in an animal model of psoriasis. This study has now been completed and the results have been analyzed. Although therapeutic effects were observed for all tested compounds in several psoriatic skin samples, the in depth-analysis showed that it is not possible to discriminate on a statistically valid basis between compound-mediated effects and spontaneous healing observed in the negative control group. Hence, this study did not enable conclusions to be drawn regarding the efficacy of MOR102 versus Amevive® or Raptiva®. The Company announced that it would continue to pursue the development and commercialization of MOR102 in chronic inflammation.

In an earlier study, MOR102, a HuCAL®-derived fully human IgG4 antibody against ICAM-1, showed clear evidence of efficacy in the same model. The model used diseased skin samples obtained from psoriasis patients grafted onto immunodeficient SCID mice. Subsequently, mice underwent systemic treatment with the compounds to be investigated in comparison to one group of mice receiving placebo as a negative control. This study, which will be published shortly in a peer-reviewed journal, showed that MOR102 successfully improved psoriatic symptoms by 40% as measured by epidermal thickness as well as by histopathological profiling of the skin grafts. In this earlier study none of the skin grafts showed a spontaneously healed phenotype, which was clearly different compared to the study reported today. Unfortunately, there is no clear explanation for the difference between the two studies rather than variability between skin grafts originating from different patients.

"While this study does not help us in assessing the potential of MOR102 against the existing psoriasis drugs Amevive® and Raptiva®, we remain convinced by the results of the earlier study that MOR102 may be developed successfully in chronic inflammation", commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG. "We are committed to extracting as much value as possible from our portfolio of proprietary drug candidates. Over the coming weeks we will determine how best to proceed with the further development and commercialization of MOR102. We regret the inconclusiveness of the just completed study, but we see no reason at this stage to give up on this program."

46

TAB 10 Item 10

morphosys

Press Release
Martinsried/Munich, April 28, 2005

MorphoSys Reports First Quarter 2005 Results

MorphoSys AG (Frankfurt: MOR; Prime Standard Segment, TecDAX) today reported financial results according to IFRS for its first quarter ended March 31, 2005. Revenues increased by 72% to € 7.4 million, resulting in a quarterly net profit of € 0.5 million, compared to a net loss in the previous year (March 31, 2004: € 0.1 million loss). The Company's cash position equaled € 51.1 million at the end of the first quarter 2005, up from € 37.2 million at year-end 2004.

Revenues increased by 72% in the first three months of 2005 to € 7.4 million (March 31, 2004: € 4.3 million), mainly driven by revenues arising from the therapeutic antibody segment. Cost of goods sold amounted to € 0.5 million (March 31, 2004: € 0.2 million), representing cost of sales for goods sold by the research antibody segment. Total operating expenses for the first three months of 2005 amounted to € 6.3 million, compared to € 4.1 million in the same period of 2004. Research and development costs increased to € 3.6 million from € 2.4 million; sales, general & administrative expenses amounted to € 2.4 million compared to € 1.4 million in the previous year, and stock-based compensation remained unchanged compared to the prior year at € 0.3 million. The operating profit for the first three months of 2005 summed to € 0.6 million (March 31, 2004: € 0.0 million). Non-operating expenses in the first three months of 2005 amounted to € 0.2 million (March 31, 2004: non-operating expenses of € 0.1 million). The number of shares outstanding at March 31, 2005 was 5,929,123, compared to 5,408,790 at December 31, 2004, reflecting the Company's private placement executed in the first quarter of 2005. Net income per share for the first three months of 2005 amounted to € 0.08 (March 31, 2004: loss per share of € 0.01).

Highlights of the First Quarter 2005 Included:

- Acquisition of the Biogenesis Group in the U.K. and U.S.A., thereby significantly strengthening MorphoSys research antibody segment activities
- First MorphoSys-generated antibody enters clinical trials in a partnered program
- Successful completion of a European-based private placement raising gross proceeds of approximately € 17 million
- Expansion of the existing agreement with Bristol-Myers Squibb relating to the use of HuCAL GOLD®
- Enlargement of collaboration with Boehringer Ingelheim: Boehringer Ingelheim acquires options on new therapeutic antibody licenses and gains access to MorphoSys's HuCAL GOLD® library for research purposes.

Dave Lemus, Chief Financial Officer of MorphoSys AG commented: "We believe MorphoSys' accomplishments in the first quarter are an important basis for providing the Company with a solid foundation for building further value for our shareholders looking ahead."

47

TAB 10 Item 11

morphosys

Press Release
Martinsried/Munich, June 1, 2005

MorphoSys Grants ImmunoGen Access to HuCAL GOLD®

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment, TecDAX) announced today that the US biotechnology company, ImmunoGen Inc., has licensed access to the MorphoSys HuCAL GOLD® library for use in ImmunoGen's internal target research programs. ImmunoGen will pay MorphoSys subscription fees during the one-year term of the agreement. Further financial details were not disclosed.

In June 2001, ImmunoGen and MorphoSys entered into a collaboration to use MorphoSys's previous version of the HuCAL® library (Human Combinatorial Antibody Library) in ImmunoGen's internal research programs. The four-year term of this prior agreement ended in May 2005.

The two companies also have a separate collaboration, established in September 2000, to develop a fully human antibody against an ImmunoGen-provided cell-surface target associated with various forms of cancer.

"We are delighted that ImmunoGen continues to see our HuCAL® antibody technology as a valuable asset in its target research programs and is upgrading to the most sophisticated version, HuCAL GOLD®," commented Dr. Simon Moroney, Chief Executive Officer, MorphoSys AG.

<u>About MorphoSys:</u>
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Bayer (Berkeley, California/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (New Jersey/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Novartis AG (Basel, Switzerland), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). Additionally, MorphoSys is active in the antibody research market through its Antibodies by Design business unit. Antibodies by Design was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005. For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including

48

TAB 10 Item 12

morphosys

Press Release
Martinsried/Munich, July 13, 2005

MorphoSys Receives Award for Good Corporate Governance

MorphoSys AG (Frankfurt: MOR; Prime Standard Segment, TecDAX) announced today that the Company achieved first place in the TecDAX segment of the 2005 Annual Corporate Governance Survey conducted by ergo Kommunikation. MorphoSys achieved a top rating for the second year running, and was also ranked the number one biotechnology company listed on the Frankfurt stock exchange. In the "Small and Mid Caps" category, which includes SDAX, MDAX and TecDAX companies, MorphoSys ranked within the top five for the third year in a row.

The study is conducted annually to compare the implementation of the German Corporate Governance Code and numerous other aspects of investor relations. The 160 companies surveyed are listed in selected indices of the Deutsche Börse and include 40 small caps from the Prime and General Standard segments. The complete study can be viewed on-line at www.ergo-pr.de.

"We are very pleased to have been again recognized for corporate governance excellence at MorphoSys. Corporate Governance has long been an important topic for us, and as such, plays a prominent role in our Company", stated Dave Lemus, Chief Financial Officer of MorphoSys AG.

About ergo Kommunikation:
ergo Unternehmenskommunikation GmbH & Co. KG is a leading communications consultancy in Germany and belongs to the Top 50 agencies in the fields of Investor and Public Relations. 30 professionals in Cologne and Frankfurt advise their clients in different industries such as financial services, international trading, manufacturing, consulting as well as the public authorities. ergo is listing partner of Deutsche Börse and member of a global network of independent PR agencies.

About MorphoSys:
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Bayer (Berkeley, California/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (New Jersey/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Novartis AG (Basel, Switzerland), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). Additionally, MorphoSys is active in the antibody research market through its Antibodies by Design business unit. Antibodies by Design was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005. For further information please visit the corporate website at: http://www.morphosys.com/.

49

TAB 10 Item 13

morphosys

Press Release
Martinsried/Munich, July 18, 2005

MorphoSys Strengthens Pre-clinical Development and Finance Departments in New Management Positions

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment, TecDAX) announced today that it has strengthened its management in two positions by appointing Dr. Robert Friesen as Director of Pre-Clinical Development and Dr. Bernhard Erning as Director of Treasury & Corporate Development. Dr. Friesen will coordinate the further development of the Company's proprietary, therapeutic antibody programs and head their strategic management. Dr. Erning will be responsible for the areas of Treasury, Corporate Development and Financial Instruments.

Dr. Friesen has many years of experience in pharmaceutical development. He joins MorphoSys from Dutch biopharmaceutical company AM-Pharma BV, where in his position as Vice President of Research and Pre-Clinical Development he was responsible for the development of the company's lead compounds from the research stage into clinical development. Before moving to AM-Pharma, Dr. Friesen held a management position at the department for innovative drug delivery systems at Biomade Technology Foundation – a Dutch research institute developing medical applications in the area of nanotechnology. Dr. Friesen graduated in biochemistry at the University of Utrecht and earned his doctorate at the University of Texas.

Prior to joining MorphoSys, Dr. Erning worked in international investment banking for more than fifteen years. As the Head of Equity Capital Markets for West LB and Executive Director of Corporate Finance for UBS in London and Frankfurt, he advised numerous companies on initial public offerings, M&A transactions and structured financing. Dr. Erning possesses a PhD in Philosophy and is also an economics graduate from the University of Freiburg.

"We are very pleased to have gained two outstanding individuals for these newly created positions within the MorphoSys Group," explained Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG. "The appointment of Dr. Friesen as Director of Pre-Clinical Development underscores our commitment to the further development and commercialization of our proprietary antibody projects. In this regard, Dr. Friesen's expertise in pre-clinical studies is of particular importance to us."

"The appointment of Bernhard Erning as Director of Treasury & Corporate Development bolsters our on-going efforts in the capital markets area", commented Dave Lemus, Chief Financial Officer of MorphoSys AG.

50

Annual Report 2003



morphosys

Engineering the Medicines of Tomorrow

MorphoSys is committed to generating antibodies of the highest quality for its commercial partners as well as its own drug development programs. With its proprietary technologies, MorphoSys is developing the next generation of antibodies which can be used not only for research and diagnostics purposes, but also as highly effective and precise therapeutics. MorphoSys has developed the HuCAL® technology (the Human Combinatorial Antibody Library), at whose core sits an antibody library comprising more than twelve billion different, fully human antibodies. HuCAL® is a very powerful technology, allowing rapid and automated production of high-affinity antibodies. The most distinctive feature of the library is its unique capability to optimize fully human antibodies to pre-defined specifications, allowing MorphoSys researchers to "Engineer the Medicines of Tomorrow".



Key Figures

MorphoSys Group, U.S. GAAP, in million €, except share and personnel data

	12/31/2003 €	12/31/2002 €	12/31/2001 €
Results			
Revenues	15.3	16.8	16.1
R&D Expenses	9.0	19.6	9.9
S,G&A Expenses	7.6	18.7	10.1
Personnel Expenses (Excluding Stock-Based Compensation)	7.5	10.1	8.2
Depreciation	0.9	0.9	0.9
Amortization of Intangible Assets	1.6	1.2	0.8
Loss from Operations	(3.5)	(25.5)	(7.3)
EBITDA (Earnings before Interest,Taxes, Depreciation and Amortization, excluding Stock-Based Compensation)	1.2	(18.7)	(1.8)
Cash Provided by/(Used in) Operating Activities	5.8	(15.2)	(3.6)
Net Loss	(4.1)	(24.4)	(6.5)
Balance Sheet			
Total Assets	45.8	42.4	28.1
Cash, Cash Equivalents and Marketable Securities	23.2	19.1	12.1
Acquired Intangibles	17.0	10.3	6.9
Deferred Revenue	10.4	8.1	6.9
Stockholders' Equity	30.2	20.6	17.7
MorphoSys Share			
Shares Issued	4,901,332	3,949,706	3,591,331
Net Loss per Share (Basic and Diluted)	0.96	6.35	1.85
Dividend	-	-	-
Share Price (in €)	11.14	15.95	61.45
Personnel Data			
Total Group Employees	95	110	105

Corporate Profile

MorphoSys AG, located in Martinsried / Munich, is one of the world's leading biotechnology companies focusing on antibodies. The Company's technologies emphasize the use of fully human antibodies in both research and therapeutic applications. MorphoSys applies these innovative and proprietary technologies in order to discover disease related targets and new drugs for itself and its commercial partners. MorphoSys has led the emergence of the biotechnology sector in Germany and now plays a key role globally in the human antibody sector.

Founded in 1992, the Company's product pipeline comprises more than 20 partnered and proprietary antibody therapeutic development programs. Since this time, the Company has entered into several partnerships with renowned companies from the pharmaceuticals and biotechnology sector, including: Bayer, Biogen Idec, Boehringer Ingelheim, Bristol-Myers Squibb, Centocor/ Johnson & Johnson, F. Hoffmann-La Roche, Pfizer and Schering.

Contents



Management Board







Dr. Simon E. Moroney
Chief Executive Officer

Dr. Moroney is one of MorphoSys' co-founders. He studied in New Zealand and graduated with a Master of Science degree. He received a D. Phil. in chemistry from Oxford University while visiting as a Commonwealth scholar and subsequently worked for two years at ImmunoGen, Inc., Boston, on the development of antibody-based cancer drugs. From 1986 through 1989 he was employed by ETH in Zurich. Subsequently, Dr. Moroney was an assistant professor for chemistry at the University of British Columbia (Canada).

Dave Lemus
Executive Vice President
and Chief Financial Officer

Dave Lemus has an M.B.A. from the MIT Sloan School of Management. He is also a C.P.A. (certified public accountant) in the U.S.A. Dave Lemus joined MorphoSys from F. Hoffmann-La Roche, where he served as Controller and Operations Manager of 90 pharmaceutical markets. Prior to this position he was Treasurer of Lindt & Sprüngli in Zurich, Switzerland, and worked in treasury management at Electrolux AB. Dave Lemus joined MorphoSys in February 1998.

Dr. Thomas von Rüden
Executive Vice President of Business Development
and Chief Scientific Officer

After his studies at the Universities of Frankfurt, Mainz and Princeton, Dr. von Rüden completed his Ph.D. at the University of Mainz. Subsequently he worked at the European Laboratory of Molecular Biology, Heidelberg, and at the Institute of Molecular Pathology, Vienna. In September 1998 he joined MorphoSys from Boehringer Ingelheim, where he held the position of Director of the Molecular Biology Department. During his five years at Boehringer Ingelheim, he was recognized as a key figure in the company's global drug discovery effort.

Dear Shareholders,

The year 2003 was a transforming one for MorphoSys, in which cash flow from operations was positive for the first time in our history. This was achieved on the back of a challenging year in 2002, and was based on steps we took to ensure that the Company is on a solid foundation. This outstanding result represents a significant step in our Company's development and was achieved without compromising our future HuCAL®-based product programs. We end the year with confidence that the first HuCAL® antibody will enter human clinical trials in 2004, which will be another milestone of great significance for the Company.

During the year, we observed a return of the pharmaceutical industry's appetite for external collaborations. As I mentioned in my letter to you last year, big pharma's response to the difficult economic climate was a reduction in their investment in external R&D. This trend is now reversing, which is good news for MorphoSys. The contract we signed at year-end with Pfizer was the best indication of this change. The deal is a multi-year strategic alliance with a significant level of committed cash, and marks a return of the successful deal types we have done in the past with companies such as Bayer, Centocor and Schering.

The recovery from the slump in pharma investment did not translate into increasing revenue in 2003, in line with guidance at the beginning of the year, which predicted that the improvement would be slow and that therefore no increase in turnover for the year should be expected. Allied to the slow recovery, we knew that it would take some time for the settlement of our patent dispute with Cambridge Antibody Technology (CAT) to translate into commercial success. We are confident that as existing programs progress, triggering more advanced milestone payments, and as pharma companies become more willing to invest in external collaborations, we can return to revenue growth.

The development of antibody products using our proprietary HuCAL® technology is at the heart of our strategy. Most of the running HuCAL® product programs are being driven by our partners. A central aspect of our business activities is to focus on blue-chip partners who have the resources and/or expertise to take HuCAL®-derived products through the development process. The two new additions to our roster of partners, Boehringer Ingelheim and Pfizer, illustrate this point.

Good progress was made in a number of the therapeutic antibody programs during 2003: developmental milestones were reached in programs with Centocor and Schering, Bayer committed to a new product program, and together with Roche we published promising data on

our joint antibody program against Alzheimer's disease. These and other therapeutic antibody programs are at the core of our success. The benefit for MorphoSys is in both the short and the longer term: we generate revenue today from technology license and research payments, and increasingly from milestone payments triggered by reaching key points in development programs. The milestone payments will become larger as products move into the clinical phases of development. Furthermore, we will generate revenues in the form of royalties on product sales.

We continue to augment these partner activities with programs that we have initiated ourselves. Again, we made significant progress during 2003, the highlights being the positive animal data we reported from studies conducted with our two most advanced programs, MOR101 for burns and MOR102 for psoriasis. Our strategy for these programs, and others that we have initiated, is to partner them for further development. We anticipate the first such outlicensing deal to be completed in 2004.

At year-end, a total of 8 HuCAL® antibody programs were in preclinical development, with 13 in research. Our business activities are focused on continually strengthening this pipeline: we expect it to grow significantly in 2004. How many of these programs will result in marketed drugs cannot yet be predicted. However, the unique power of HuCAL® in providing antibodies of fully human composition that are optimized in respect of key properties increases the likelihood that drugs derived from the technology will progress through the full development process. Therefore, we are confident that a significant proportion of these programs will result in successfully marketed products. Our entire pipeline of HuCAL® antibodies represents considerable future value.

In 2003, we launched Antibodies by Design, a new initiative to supply HuCAL® antibodies to the research community. This market is currently served by outdated monoclonal and polyclonal approaches, which suffer from the disadvantage of slowness when compared with HuCAL®. After six months, we are seeing a rapidly growing level of interest in Antibodies by Design, which achieved its first revenues in 2003.

Despite the progress, and despite the clear evidence that the Company is on a solid financial footing, the performance of our shares was disappointing. At year-end 2002, on the back of the news of our settlement with CAT, a surge in our stock meant that we entered 2003 with a share price representing a three-month high. Subsequently, we saw very little movement throughout the year, with the price locked in a narrow trading range. We continue to believe as before that there is substantial as yet unrecognized potential in our stock.



Dr. Simon E. Moroney,
Chief Executive Officer

Corporate governance continues to be an important topic for all companies. During 2003, we adopted the recommendations of the German Corporate Governance Code. You can read the details of our adherence to these important principles on page 48. I would like to stress here that my executive management colleagues and I take this topic extremely seriously and ensure that we observe our undertakings to the letter. Some of the principles and concepts of the Code are embodied in a new undertaking that we have made as members of the Company, namely our credo. This important new document was drawn up during the year, in an effort which involved input from employees throughout the Company. The credo, which you can read on page 138, is our commitment to maintaining and enhancing our corporate culture, one of the Company's strengths.

We enter 2004 in a positive frame of mind. By recording our first ever positive cash flow, we turned an important corner in 2003. We aim to build on this success in 2004. Perhaps most importantly, we expect to see the first HuCAL® antibody enter human clinical trials in 2004; the first of what we hope will be a steady flow over the next few years.

I want to take this opportunity to thank all of our senior management and employees for their contributions and their tireless efforts during the past year. I would also like to thank you, our shareholders, for your loyalty and confidence. With your continued support, we look forward to a successful year in 2004.



Dr. Simon E. Moroney
Chief Executive Officer








13.6.02

Commercializing Antibodies

In light of favorable demographic trends projected over the next few years, considerable growth rates can be expected in the future for innovative drugs. Of ever-increasing importance is the role played by therapeutic antibodies for the treatment of a variety of diseases such as cancer, inflammation or autoimmune diseases. Another important market for the use of MorphoSys' HuCAL® antibodies are new antibody research applications.

Commercial Application of HuCAL®



Commercializing the HuCAL® technology with collaboration partners
MorphoSys offers different types of business models through which partners can access the HuCAL® technology. Within the scope of the collaborations, the technologies are used for the development of human antibodies in the areas of research, diagnostics and therapeutics.

Developing and commercializing a proprietary product portfolio
MorphoSys is currently developing therapeutic antibodies in the areas of cancer and inflammation. The aim is to obtain a partner prior to the start of clinical development.

Exploitation of HuCAL® in research – Antibodies by Design
MorphoSys initiated a new business unit, Antibodies by Design. The aim of Antibodies by Design is to establish the HuCAL® technology as an industrial standard for making research antibodies.

Possible Uses of Antibodies

Antibodies are part of the body's principal defense mechanism. They are themselves proteins and each individual has more than one billion different antibodies. An antibody is able to recognize and bind to a specific molecular structure on a potentially disease-related target. This binding process triggers a number of physiological reactions which can protect, or can be used to protect, humans against disease in a number of different ways. Antibodies can thus be applied as:

Antibodies are proteins naturally produced by humans and form a key element of the immune system.

- **Therapeutic substances**, since antibodies, when administered to the human body, can
  (1) bind to and block the disease-related target from negatively affecting healthy structures in the body,
  (2) transport a therapeutic "effector function", where the effector can, for example, act upon cancer cells expressing the disease-related target by triggering their death;
- **Diagnostic substances,** whereby the antibody can identify certain structures on a disease-related target and can, for example, if combined with a radioactive marker, reveal the location and severity of the disease;
- **Tools assisting the research and development of drugs** by detecting and isolating proteins, determining where these proteins are distributed and made in the body, and mapping which molecules they interact with, in order to ultimately determine biological function.

Antibodies are therefore indispensable reagents for the advancement of the understanding of diseases, and the development of either conventional small-molecule (chemical) drugs or antibody therapeutics.

The Market for Antibodies

The market for therapeutic antibodies is estimated to grow at more than 30% over the next several years. In 2003 annual sales amounted to over 5 billion US $.

The success of biotechnology in medical research as well as in the development and manufacture of drugs is now well established. Moreover, the pressure to innovate is very high: of the 30,000 diseases known today, only 10,000 can be treated adequately.

Antibodies play an important role in the pharmaceutical industry. Today, roughly 20% of the biotechnological products on the market are antibodies. Therapeutic antibodies are the fastest-growing class of drugs in the pharmaceutical market. With global sales growth rates of more than 30%, the importance of antibodies in modern medicine continues to increase. In 2003, the number of approved antibodies increased from 12 to 16, and more than 200 therapeutic antibodies are currently in clinical development.

The continuing success of antibodies is due to several main factors. First, technological advances now allow fully human antibodies to be generated with relative ease. Being fully human, these antibodies have very few side effects and are ideally suited to use in certain diseases such as cancer. Second, the recently completed decoding of the human genome will allow for a better understanding of diseases, and thus additional points for therapeutic intervention using drugs such as antibodies. Last but not least, antibodies have well-understood properties and can be rapidly made against virtually any target.

Currently 16 antibodies are on the market and more than 200 therapeutic antibodies are in clinical development – a clear sign of the potential of therapeutic antibodies.

Product	Origin	Indication	Approved
OKT3	Murine	Transplant rejection	1986
ReoPro	Chimeric	Cardiovascular	1994
Rituxan	Chimeric	Cancer	1997
Zenapax	Humanized	Transplant rejection	1997
Simulect	Chimeric	Transplant rejection	1998
Remicade	Chimeric	Inflammation/ autoimmune diseases	1998
Synagis	Humanized	Virus infection	1998
Herceptin	Humanized	Cancer	1998
Mylotarg	Humanized	Cancer	2000
Campath	Humanized	Cancer	2001
Zevalin	Murine – radiolabeled	Cancer	2002
Humira	Human (PCR library)	Inflammation/ Autoimmune diseases	2002
Bexxar	Murine – radiolabeled	Cancer	2003
Xolair	Humanized	Cancer	2003
Raptiva	Humanized	Inflammation/ autoimmune diseases	2003
Erbitux	Chimeric	Cancer	2003

The MorphoSys Strategy

The Company's strategy is to commercialize its proprietary HuCAL® technology for the development of antibodies as therapeutics, diagnostics and research reagents. Thereby MorphoSys can create significant value and support the future growth of the Company.

The MorphoSys business strategy is based on its proprietary antibody technology HuCAL®. This technology makes it possible to produce fully human antibodies which can be easily optimized. HuCAL® is distinguished from other antibody technologies by its unique ability to systematically improve the functional characteristics of the antibodies. Additionally, these antibodies can be easily optimized, labeled, or formulated in different formats.

The goal of systematically optimizing active substances for use as drugs has been pursued in drug development for decades. MorphoSys technologies now enable this systematic optimization process for antibodies. The use of HuCAL®, the leading technology in this field, allows MorphoSys and its partners to develop better, wholly novel antibodies for use as drugs.

MorphoSys intends to become profitable by providing high value-added services relating to therapeutic antibody generation as well as target discovery for pharmaceutical and biotechnology companies. MorphoSys has recently added proprietary antibody products to its offering. In this way, the Company will add significant value to its current capabilities, and at the same time deliver what the industry currently desperately seeks—more novel therapeutic products to combat disease.

Key elements of the Company's business strategy include:

1. Commercializing MorphoSys' HuCAL® technology with collaboration partners

To accelerate drug discovery and develop new, premium-priced drugs, pharmaceutical companies require new technologies for discovering active substances, as well as methods for identifying new disease-associated target molecules against which those drugs can be directed. MorphoSys exploits the full potential of antibodies as research tools and products in their own right by making them rapidly and reliably available through its HuCAL® GOLD library. MorphoSys believes that HuCAL® GOLD is superior to competing technologies and thus believes it can establish HuCAL® GOLD as an industry standard for antibody generation.



MorphoSys offers its partners support in order to identify specific antibodies

In addition to licensing its HuCAL® technology, MorphoSys commercializes its proprietary technology and expertise by collaborating with pharmaceutical and biotechnology companies in the areas of therapeutic antibody generation and target validation. Through licensing and collaboration agreements with companies that are developing antibody-based therapeutics and are seeking to outsource a portion of their research functions, MorphoSys offers a combination of the use of its technologies and the support of its scientists in order to identify antibodies with certain characteristics and to optimize their specificity and affinity to the defined target on its customers' behalf.

MorphoSys has expanded its HuCAL® technology with further technology platforms and services. MorphoSys works in close cooperation with several of its partners in the high-throughput generation of antibodies. MorphoSys generates antibodies for these partners and, on request, performs additional investigations and characterization of these antibodies. The results enable the collaboration partners to carry out further research more quickly to develop and market a therapeutic product.

MorphoSys intends to further expand both forms of collaboration with partners in order to generate revenues, e.g. through up-front payments, annual payments, research and development contributions as well as milestone and royalty payments.

2. Developing and commercializing a proprietary product portfolio

MorphoSys intends to build value by developing its own product portfolio. The Company is currently developing proprietary therapeutic antibodies in the areas of cancer and inflammation, and intends to continue to invest in new programs in these areas. In this regard, the Company aims to demonstrate efficacy in animal experiments for its antibody candidates before seeking a development partner. In contrast to the business described with collaboration partners, the Company carries all the costs of development prior to partnering. However, the level of payments in the form of up-front fees, milestones and royalties that can be reached on outlicensing typically exceed those possible in the partner-initiated business.

3. Exploitation of HuCAL® in antibody research—Antibodies by Design

In 2003, MorphoSys initiated a new business unit, Antibodies by Design, in order to more fully exploit the commercialization of the HuCAL® technology in antibody research applications. The aim of Antibodies by Design is to establish the HuCAL® technology as an industrial standard for making research antibodies. More specifically, the unit's current focus is on producing custom-generated research antibodies for potential partners, on a per antibody basis. In this capacity, Antibodies by Design can supply a client with high-affinity antibody reagents within eight to twelve weeks—significantly faster than other technologies currently can.

Antibodies by Design Management Team







Dieter Lingelbach Senior Vice President	**Joanne Crowe** Senior Director Marketing & Sales	**Dr. Achim Knappik** Senior Director Research & Development

Future Growth Opportunities

Through collaborations concluded with pharmaceutical and biotechnology companies such as Pfizer, Bayer, Centocor and Schering, MorphoSys generates short-term revenue from license fees for access to technology, research support, and payments for completed work. In the medium term, the Company benefits from performance payments for the achievement of so-called milestones. In the long term, there is additional growth potential: if a product derived from the HuCAL® technology is approved for the market, MorphoSys has a stake in the revenue in the form of royalties.

By developing its own therapeutic antibodies, MorphoSys has extended its business model, and thereby its future growth prospects. In MorphoSys' proprietary programs, the aim is to obtain a partner prior to the start of clinical development who will assume responsibility for the further clinical development and commercialization of the products. Higher user fees and royalties are to be expected for outlicensing such product candidates than through fee-for-service deals, and as such offer the Company's shareholders greater value and upside.

Antibodies in Clinical Development





Left Page: Selection of antibodies in the laboratory
Right Page: Steps in preclinical and clinical product development

Annual sales of antibody drugs presently amount to over US$ 5 billion. Currently, 16 therapeutic antibodies have already been approved and are used in various indications such as cancer, transplant rejection, rheumatoid arthritis, psoriasis, Crohn's disease and antiviral prophylaxis. Of these 16, two have achieved blockbuster status, namely Remicade and Rituxan, both of which generated sales of more than US$1 billion in 2003. Looking ahead, more than 200 antibodies are presently in various phases of clinical development. Putting this number in perspective, 20% of all biopharmaceutical products in clinical development today are monoclonal antibodies—a clear indication of the increasing importance of antibodies as drugs.







Steps in Drug Development


Research
Development
I / II / III
Target identification
Target validation
Screening
Lead substance identification/ optimization
Preclinical development
Clinical development

Steps in Drug Development

The idea of specifically using antibodies as therapeutics against various diseases was conceived more than 25 years ago. Antibodies are natural weapons which can be used to remove foreign substances from the human body. It is this ability which researchers seek to exploit when developing antibody drugs.

In the above continuum drug development can be divided into the phases "research" and "development." One of the first stages of the research phase is the identification of target molecules (target identification). The relevance of the target molecule as a point of therapeutic intervention with regard to particular diseases is subsequently tested (target validation). The next step is the screening phase and identification of drug lead substances, whose properties are subsequently modified and optimized (so-called lead substance optimization).

After the lead substance has been identified and optimized, preclinicial and ultimately clinical development takes place. Many of the steps in preclinical and clinical development are subject to strict regulatory authority, and also include the establishment of procedures for drug manufacture.

Preclinical studies are performed in test tubes (*in vitro*) and using animal models (*in vivo*), in order to obtain preliminary information about effectiveness, dosing, and safety of a drug candidate. This phase of drug





development also includes the specification of appropriate manufacturing procedures which guarantee sufficient amounts of the drug, while observing strictly controlled quality criteria. The results of preclinical studies are then submitted for review to regulatory authorities prior to clinical trials in humans.

Phase I clinical studies are performed on a small number of healthy subjects and provide the first information concerning appropriate dosage, safety and tolerability. **Phase II** clinical studies include controlled studies with a limited number of patients in order to assess the effectiveness of a product for specific indications, to determine the appropriate dosage and to identify the side effects and risks connected with a drug. **Phase III** clinical studies are controlled studies with a larger number of patients. Long-term administration of the drug is investigated in order to assess the fundamental benefit-risk ratio. In most cases, two or more phase III studies are required before the authorities' approval can be obtained to market a drug.

Besides determination of efficacy, three different factors are of importance during clinical product development: cost, failure risk and duration. The cost for individual phases of clinical development depends on a number of factors, but it is determined mainly by the number of patients in the clinical studies, as well as the indication. Generally, the number of patients included in clinical trials is dependent on the indication and the clinical end point. The costs per patient can also vary enormously, depending on the type and duration of treatment. In antibody development, high production costs due to expensive manufacturing procedures add to the cost of clinical development.



Why Antibodies?

1. Higher success rates than NCEs

Probability that a molecule in phase I will reach market



50%
40%
30%
20%
10%
0%
NCE
Humanized antibody

2. Speed to clinic



NCE
Humanized antibody
Years 0 1 2 3 4 5 6 7 8

Source: Adapted from Nature Biotechnology

The failure risk for product candidates in clinical development depends on the target molecule, the product class and the indication. The target molecule at which the drug is aimed plays a significant role. The risk of failure is lower when choosing a target of which the biology and disease relevance have been well researched compared to "new," less well-characterized target molecules.

The duration of development also depends on the required length of therapy and the clinical end point. For this reason, clinical studies for cancer treatment last longer on average, since the effectiveness often only becomes clear in a higher survival rate several months or years after treatment. The duration of development is therefore determined primarily by the indication.





The Winding Road of Drug Development



A new drug
Biologics license application (BLA)
Phase III—clinical trials
Long-term administration of the drug in order to assess the fundamental benefit-risk ratio
Phase II—clinical trials
Assessment of the effectiveness of a product for specific indications, determination of the appropriate dosage, identification of the most frequently occurring short-term side effects and risks
Investigational new drug application (IND)
Phase I—clinical trials
First information concerning appropriate dosage, safety and tolerability
Preclinical development
Preclinical studies are performed *in vitro* and *in vivo* (animal models), in order to obtain preliminary information about effectiveness, dosing, and safety of a drug candidate
Drug discovery
Identification of possible target molecules, whose relevance as a point of therapeutic intervention with regard to particular diseases is subsequently tested

Advantages of Antibodies in Clinical Development

Monoclonal antibodies are ideally suited as therapeutic substances as they can bind to very specifically defined target structures. Furthermore, the unique properties of antibodies cannot be mimicked by so-called small molecules (chemical substances which are used as drugs). Today, a clear trend towards antibodies can be seen, as evidenced by the large number of human and humanized antibodies being developed. One major factor underlying this trend is that there are fewer side effects with antibody-based therapies, and they are therefore more likely to be successful in clinical development. There are, however, additional benefits that accrue for drug developers through the use of antibody-based therapeutics:

Shorter Development Periods for Human Therapeutic Antibodies

An average of six years is estimated from target identification to preclinical development for small molecules. This time period can be considerably faster for antibody development, and is expected to last two to three years. The time required for subsequent clinical development is then determined by the indication.

Higher Chances of Success for Human Therapeutic Antibodies

In addition to the shorter time period required for the development of human antibodies, higher success rates are also attributed to antibodies. Due to their mode of action and their very specific binding to a relevant target structure, antibodies are less toxic and have a better side-effect profile. These advantages are further highlighted by the fact that antibodies generated with the HuCAL® technology can be optimized. This ability, combined with a better understanding of disease pathways arising from the sequencing of the genome, should allow for the generation of antibodies with even higher success rates.


APPROX. VOL
300
250
200
150

HuCAL® Technology in Use

MorphoSys' HuCAL® technology has been used to generate fully human antibodies in partnership with several pharmaceutical and biotechnology companies. Additionally, the technology is employed in the development of MorphoSys' own proprietary product portfolio. The central focus of both these efforts is the development of therapeutic antibodies. Increasingly, however, the technology is used for producing antibodies in non-therapeutic applications such as research. In this vein, MorphoSys recently created a new business unit, "Antibodies by Design". The purpose of this business unit is the exploitation of the HuCAL® technology in "non-therapeutic" markets, particularly research reagents.

Fields of Use for the HuCAL® Technology


Proprietary Antibody Development
Therapeutic Antibody Collaborations
Research Antibodies for Non-Therapeutic Applications

Own Product Development

In order to generate maximum added value from its proprietary HuCAL® technology in the long term, MorphoSys uses its technologies to develop its own products. MorphoSys is currently working on four internal antibody programs. The two most advanced programs, MOR101 and MOR102, are currently in the preclinical development stage. Two other programs are still in the research phase. The MOR201 program, inlicensed from ProChon, was discontinued in 2003.

MorphoSys intends to start new antibody programs each year. These product candidates are planned to be outlicensed prior to the start of clinical studies to partners in the pharmaceutical industry.



Dr. Jutta Haunschild
Director
Preclinical Antibody Development

MOR101 and MOR102

MorphoSys' first proprietary drug development programs, MOR101 and MOR102, are fully human antibodies directed against a certain adhesion molecule known as ICAM-1 (intercellular adhesion molecule-1). As ICAM-1 controls the interaction between certain kinds of cells during inflammatory reactions, binding of an antibody to ICAM-1 inhibits these interactions and thereby reduces inflammation.

An antibody which binds to ICAM-1 was in the past developed by Boehringer Ingelheim under the name BIRR-1 (Enlimomab). BIRR-1 was developed in clinical trial indications such as rheumatoid arthritis, acute stroke, burn injury and transplant rejection. In rheumatoid arthritis and burn injury studies, BIRR-1 exhibited positive efficacy trends, with only minor side effects. The development of BIRR-1 was discontinued for all indications following phase III results in stroke patient studies that revealed severe adverse effects. There is considerable evidence that these side effects were related to the murine IgG2a isotype of the antibody. In contrast to BIRR-1, MorphoSys has developed HuCAL® antibodies or antibody fragments, neither of which induces such side effects.

The development of MOR101 is directed at the treatment of severe skin burns. Skin burn wounds are classified according to their severity and the area of injured skin. Second-degree (deep dermal) burns are characterized by partially irreversible destruction of affected tissue, and are not simply an injury, but a form of disease. These burns trigger severe inflammatory reactions and edemas in affected areas, and can cause progression to third-degree burns resulting in irreversible skin damage requiring skin transplants.

Despite major progress in the care of severely burned patients, there is no specific treatment available for preventing the deterioration of second-degree burns. Such burns never fully recover, causing considerable functional strain and severe reduction in an affected patient's quality of life. Moreover, through prevention of third-degree burns there is also a reduction in the need for skin transplants. In summary, improved wound healing and reduced numbers of skin transplants and follow-up surgeries could dramatically reduce hospitalization and related costs.

MorphoSys also intends to develop MOR102, which is a fully human IgG4 antibody capable of binding to ICAM-1, for the treatment of chronic inflammatory diseases such as rheumatoid arthritis, psoriasis and others. Rheumatoid arthritis is a chronic multisystemic disease whose effects on patients are highly variable. The potential of inflammation causing cartilage destruction, bone erosion and subsequent changes in joint integrity is a hallmark of the disease. Another possible application for MOR102 is psoriasis. Psoriasis is an inflammatory, non-contagious skin disorder. Common clinical symptoms are inflammation and swelling of the skin. These lesions are covered with silvery white scales and cause itching, redness and pain. Current treatment options possess limited effectiveness or have considerable side effects.

First Promising Preclinical Results for MOR101 and MOR102

In October 2003, Dr. Thomas von Rüden, Chief Scientific Officer, presented first promising animal data from preclinical studies of the anti-inflammatory antibody programs MOR101 and MOR102, at the Human Antibodies & Hybridomas Conference in Osaka, Japan.



In an animal model with human psoriatic skin proof of principle was demonstrated for MOR102. Systemic administration of MOR102 reduced epidermal thickness by 40% (lower picture)

Top: Psoriatic skin, untreated
Bottom: Psoriatic Skin, treated with MOR102

In its antibody program MOR101, a chimeric Fab fragment derived from the murine BIRR-1 antibody was examined in an initial animal model conducted in collaboration with Prof. Dr. Dr. Pallua and Dr. Fuchs, Clinic for Plastic Surgery at the University of Aachen. The Fab fragment proved to be as potent as the immunoglobulin BIRR-1 antibody previously developed by Boehringer Ingelheim.

In an *in vivo* human psoriatic skin xenotransplant model conducted in collaboration with Prof. Dr. Boehncke, Department of Dermatology at the University of Frankfurt, proof of principle was demonstrated for MOR102, a HuCAL® IgG4 antibody. More specifically, the data showed that treatment with MOR102 reduced psoriatic epidermal thickness by 40% in mice carrying transplants of human psoriatic skin.

The fully human HuCAL® antibodies against ICAM-1 are expected to have excellent efficacy profiles in these inflammatory disorders while having none of the immunogenic side effects associated with the mouse antibody. Moreover, the antibodies are expected to suppress inflammation directly at the site of inflammation, as opposed to being systemically immune-suppressive. As such, systemic immune-suppressive side effects could be minimized.

As a result of these positive data, MorphoSys now plans to further preclinically develop its proprietary programs MOR101 and MOR102.

Further Antibody Programs

MorphoSys currently has two additional antibody programs under way. Both programs are still in the research phase.

- MOR202 is a human HuCAL® GOLD antibody against an undisclosed target molecule in the indication of oncology
- Another antibody program is currently in progress. No further information on this has been presently disclosed.

Lonza

Lonza Biologics PLC

In January 2003, MorphoSys entered into a collaboration agreement with Lonza Biologics, a U.K. company specializing in the manufacturing of therapeutic ingredients and intermediates. The agreement provides for the production and supply of clinical-grade antibody drugs derived from MorphoSys HuCAL® technology over the next five years. With this agreement, MorphoSys gains access to Lonza's process development and manufacturing capacity with respect to future antibody projects for both MorphoSys' proprietary and partnered therapeutic antibody projects. As a result, the value added of MorphoSys' preclinical products for out-licensing can be further enhanced.

Alliances and Partnered Product Development

MorphoSys presently has 13 active partnerships involving target validation and therapeutic antibody generation. These current collaborations are with (in alphabetical order):

Partner	Start | Expansion	Development of therapeutic antibodies	Target research
Bayer AG	12/1999 | 06/2001	Several active programs	✔
Biogen Idec, Inc.	12/2000 | 12/2001	Options for therapeutic antibody development	✔
Boehringer Ingelheim GmbH	02/2003	One active program, one further option for therapeutic antibody development	–
Bristol-Myers Squibb	08/1998 | 07/2000	Options for therapeutic antibody development	✔
Centocor, Inc.	12/2000 | 03/2002	Several active programs	✔
GPC Biotech AG	04/1999	Two active programs	–
F. Hoffmann-La Roche AG	09/2000	One active program	–
ImmunoGen, Inc.	09/2000 | 06/2001	One active program	✔
Oridis Biomed GmbH	09/2001	–	✔
Pfizer, Inc.	12/2003	Options for therapeutic antibody development	–
ProChon Biotech Ltd.	05/2000 | 05/2002	One active program	–
Schering AG	12/2001	Five active programs	✔
XOMA Technology Ltd.	02/2002	Options for therapeutic antibody development	✔

Bayer

Bayer AG

In December 1999, MorphoSys entered into a collaboration agreement with Bayer AG, encompassing a research collaboration and license agreement for the application of MorphoSys' proprietary technologies in a number of Bayer's research and development programs. The agreement specified four areas in which the two companies apply technologies:

(1) to generate fully human therapeutic antibodies against targets provided by Bayer
(2) to develop antibodies generated using the HuCAL® technology as *in vitro* diagnostics
(3) to identify antibodies for use in monitoring the progress of clinical trials with selected drugs and
(4) to identify and validate new targets emerging from Bayer's genomics program, which will be used by Bayer in screens for new drug candidates.

The agreement, initially scheduled to last for two years, was extended for an additional four years in June 2001. MorphoSys' HuCAL® technology has been installed at Bayer sites in Berkeley, California, as well as in Leverkusen, Germany.

The first milestone in the therapeutic part of the collaboration was achieved in February 2001. The milestone, the delivery of a tailored, high-affinity HuCAL® antibody for an undisclosed target, triggered a payment from Bayer. In addition, Bayer exercised exclusive options in February 2001 and in January 2003 for the development of specific HuCAL® antibodies. In addition to the efforts in the development of therapeutic antibodies, scientists from both companies have successfully applied the HuCAL® technology to a number of research programs for the validation of target molecules.

biogen idec

Biogen Idec, Inc.

In December 2000, the Company and Biogen Idec, Inc. signed a collaboration agreement, within the framework of which MorphoSys will use its proprietary HuCAL® EST technology for the generation of human antibodies for ESTs, in order to support the identification and evaluation of drug candidates in Biogen Idec's genome research. The antibodies are generated using MorphoSys' proprietary HuCAL® technology. In December 2001, Biogen Idec extended the collaboration, increasing the number of ESTs included in the project. Additionally, Biogen Idec gained access to MorphoSys' HuCAL® GOLD antibody library, which was installed at Biogen Idec in January 2002. Biogen Idec also has the option of developing certain HuCAL® and HuCAL® GOLD antibodies as therapeutics arising from the collaboration.

Boehringer Ingelheim

Boehringer Ingelheim GmbH

In February 2003, MorphoSys and Boehringer Ingelheim GmbH, entered into a therapeutic antibody collaboration and cross-license agreements. Under the terms of the agreements, MorphoSys received an exclusive, worldwide license to patents owned or controlled by Boehringer Ingelheim to develop, make and sell therapeutic and diagnostic antibodies targeting the ICAM-1 molecule. Boehringer Ingelheim will receive exclusive commercial licenses to therapeutic antibodies against two undisclosed targets, which MorphoSys will generate utilizing its HuCAL® GOLD antibody technology.

In November 2003, Boehringer Ingelheim exercised its first option for the development of a therapeutic antibody. As a result, MorphoSys will develop a therapeutic antibody for Boehringer Ingelheim against an undisclosed target molecule for the treatment of inflammatory diseases such as asthma and rheumatoid arthritis. Boehringer Ingelheim will assume responsibility for the preclinical and clinical development and subsequent marketing of any resultant products, on which MorphoSys could earn milestones and royalties.

Bristol-Myers Squibb Company

Bristol-Myers Squibb

In August 1998, the Company and Bristol-Myers Squibb Company (formerly DuPont Pharmaceuticals Company) entered into a cooperation agreement under which Bristol-Myers Squibb acquired a non-exclusive license to MorphoSys' HuCAL® antibody library technology. Under the agreement, Bristol-Myers Squibb applied HuCAL® technology in its pharmaceutical discovery programs for target characterization and validation. In July 2000, the parties extended this research license and agreed to collaborate in developing a system for fully automated high-throughput antibody generation, called AutoCAL™. The amended agreement provided for Bristol-Myers Squibb's continued use of the HuCAL® libraries and for the installation of AutoCAL™ at Bristol-Myers Squibb's facilities in Wilmington (Delaware, U.S.A.). Milestones were achieved in 2000 and 2001 with the successful generation of research antibodies against target molecules provided by Bristol-Myers Squibb using AutoCAL™.

Centocor, Inc.

In December 2000, MorphoSys AG and Centocor, Inc., a 100% subsidiary of Johnson & Johnson, signed a five-year collaboration agreement. Within the collaboration, MorphoSys shall use its proprietary HuCAL® technology to generate antibody drugs and to identify target molecules for Centocor. Centocor also has an option to develop up to 30 different therapeutic antibodies with MorphoSys. The agreement also allows Centocor access to the HuCAL® antibody library in combination with MorphoSys' proprietary HuCAL® EST technology, in order to identify new disease-associated genes, which could become target molecules for future drug developments. MorphoSys also supplies the J&J subsidiaries, Janssen Research Foundation and R. W. Johnson Pharmaceutical Research Institute, with HuCAL® antibodies. In December 2001, HuCAL® GOLD was installed at Centocor.

In March 2002, Centocor exercised its option to extend the existing agreement, thus increasing the amount of research and development work to be performed by MorphoSys and exercising an option to use AutoCAL™ in its research programs. In August 2002, MorphoSys reached the first milestone of the collaboration, when it generated and systematically optimized various antibodies against a Centocor target molecule. In November 2002, the successful installation of AutoCAL™ at Centocor was announced. In line with the extended collaboration, MorphoSys received a milestone payment upon the successful conclusion of AutoCAL™ test runs. In July 2003, MorphoSys reached the third milestone in its collaboration with Centocor, when several antibodies against a Centocor target molecule were generated and fulfilled all agreed success criteria.

GPC biotech

GPC Biotech AG

A collaboration agreement between MorphoSys and GPC Biotech AG was signed in April 1999. In the agreement, MorphoSys agreed to apply its HuCAL® technology to generate human antibodies against specific major histocompatibility complex (MHC) class II molecules (HLA-DR) provided by GPC Biotech. These molecules are crucial components of the immune system, which are able to distinguish between the body's own tissue (self) and foreign organisms, and are possibly implicated in autoimmune diseases. The goal of the program is to develop a new generation of highly specific therapeutics to treat a variety of key autoimmune diseases, including rheumatoid arthritis and multiple sclerosis (MS), graft-versus-host disease (GVH), transplant rejection, as well as certain MHC class II-positive lymphoid malignancies.

In February 2000, MorphoSys achieved the first milestone in the collaboration, which triggered the associated milestone payment from GPC Biotech to MorphoSys. MorphoSys had delivered a series of human antibodies, which GPC Biotech confirmed efficiently destroyed specific cancer cells.

MorphoSys achieved the next milestone in September 2000 by delivering high-affinity antibodies for treatment of transplant rejection and GVH. Two additional preclinical milestones were achieved in July 2001, both confirming the ability of MorphoSys' antibodies to perform successfully in animal models—a first *in vivo* proof of efficacy for MorphoSys' HuCAL® technology. The first was the achievement of a preclinical milestone in GPC Biotech's antibody program for the treatment of specific blood cancers, the MHC class II-positive B-cell lymphomas. The second related to the achievement of a preclinical milestone in GPC Biotech's immunology antibody program for the treatment of transplant rejection and GVH.

During 2003, GPC Biotech announced that they expect the antibody to enter clinical trials in the second half of 2004.

Roche

We Innovate Healthcare

F. Hoffmann-La Roche AG

MorphoSys and F. Hoffmann-La Roche AG have been collaborating since September 2000 on the development of antibodies for treatment of Alzheimer's disease. Within the framework of the collaboration, MorphoSys identified various antibodies from its HuCAL® library against the Alzheimer target molecule amyloid β-peptide (Aβ). Following two optimization phases, the fully human antibodies showed high-affinity binding to the target molecule.

MorphoSys presented successful animal data from its collaboration with Roche on Alzheimer's disease at the 33rd Annual Meeting of the Society for Neuroscience in New Orleans (Louisiana, U.S.A.). The HuCAL® antibodies generated by MorphoSys within the framework of the collaboration bound very specifically to human amyloid plaques (protein deposits). In the Alzheimer's animal model performed by Roche, the systemically administered antibodies displayed highly specific binding to the amyloid plaques in the brains of transgenic mice. Substantial accumulations of amyloid plaques in the brain are characteristic of Alzheimer's patients. The use of antibodies against such amyloid plaques could therefore be a possible method of treatment of Alzheimer's patients.

The antibodies bound with a very high specificity to amyloid plaques in human tissue sections from Alzheimer's patients. Moreover, the antibodies were able to dissolve aggregates of Aβ-molecules in *in vitro* experiments. The optimized HuCAL® antibodies were further tested in an Alzheimer's animal model. Following systemic administration of the antibodies, the antibodies overcame the blood-brain barrier and bound specifically to the β-amyloid plaques in the brain.

In December 2000 and March 2001, the first milestones in the collaboration were achieved. MorphoSys provided a series of HuCAL® antibodies that bound selectively to human cerebral tissue affected by Alzheimer's disease. Both in *in vitro* studies and in the Alzheimer's animal model, the HuCAL® antibodies generated by MorphoSys demonstrated a high binding affinity for the target molecule. In future, MorphoSys will receive milestone payments and royalties for any end products deriving from the collaboration.

IMMUNOGEN, INC.

ImmunoGen, Inc.

In September 2000, the Company signed a collaboration agreement with ImmunoGen, Inc. The collaboration covers the development of therapeutic antibodies for use in cancer treatment. MorphoSys used its HuCAL® technology to generate human antibodies against an ImmunoGen cell-surface target molecule. In June 2001, the collaboration was extended by a license agreement giving ImmunoGen access for a period of four years to MorphoSys' HuCAL® technology for the development of antibodies for research purposes.

In April 2002, MorphoSys achieved the first milestone in the collaboration with ImmunoGen, when it supplied antibodies against the ImmunoGen cell-surface target molecule from the field of cancer treatment that fulfilled all of the criteria agreed with ImmunoGen.

ORIDIS Biomed

Oridis Biomed Forschungs- und Entwicklungs GmbH

In September 2001, the Company signed a collaboration agreement with Oridis Biomed Forschungs- und Entwicklungs GmbH giving MorphoSys preferential access to one of Europe's largest human tissue banks over a term of three years. The tissue collection is located in the Institute of Pathology of the University of Graz in Austria and comprises approximately 2.8 million paraffined human tissue samples and approximately 29,000 deep-frozen human tissue samples. The tissue bank contains a large number of both diseased and healthy tissues, and allows Oridis Biomed and its collaboration partners to identify potential therapeutic target molecules.

The aim of the collaboration is to characterize and validate new target molecules. MorphoSys uses its HuCAL® technology to generate antibodies against target molecule candidates with which Oridis Biomed has performed high-throughput protein expression analysis on a series of human tissue samples. For this purpose, Oridis Biomed acquired a license for MorphoSys' HuCAL® technology and has access to certain MorphoSys antibodies. MorphoSys received the right to preliminary negotiations with regard to all antibody products resulting from the collaboration. In April 2002, HuCAL® GOLD was installed at Oridis Biomed.

Pfizer

Pfizer, Inc.

In December 2003, MorphoSys and Pfizer, Inc. initiated a therapeutic antibody collaboration. Under the terms of this five-year agreement, MorphoSys will use its HuCAL® GOLD library to develop therapeutic antibodies against various target molecules from the Pfizer portfolio. In the collaboration, Pfizer is responsible for the preclinical development, clinical development, and subsequent commercialization of any resulting products. In return, MorphoSys will receive an upfront payment for access to its technology and, for each antibody developed in the collaboration, research support and milestone payments. In addition, MorphoSys stands to receive royalty payments, on any antibody products coming out of the collaboration. The potential value to MorphoSys in committed funding and potential developmental milestone payments on future products is in excess of US$ 50 million, not including royalties.

PROCHON BIOTECH LTD.

ProChon Biotech Ltd.

In May 2000, MorphoSys and ProChon Biotech Ltd. ("ProChon"), an Israeli biotechnology company, signed a collaboration agreement. The collaboration stipulates the use of MorphoSys' technology for the development of therapeutic antibodies against a ProChon target molecule. In November 2000, MorphoSys achieved the first milestone by generating a series of human HuCAL® antibodies that were proven to block the function of the ProChon target molecule.

In July 2001, ProChon selected a novel antibody, a result of the collaboration, from the MorphoSys HuCAL® antibody library. The antibody potentially represents a new class of drugs as ProChon has proven that this antibody specifically blocks the function of mutated hyperactive forms of a human growth factor receptor.

The collaboration agreement was initially extended in May 2002. With this extended agreement, the Company acquired exclusive rights to the development and commercialization of a group of HuCAL® antibodies resulting from the product development with ProChon, which are targeted against a human growth factor receptor, FGFR-3 (fibroblast growth factor receptor-3), in the field of oncology. This agreement was in connection with MorphoSys' proprietary MOR201 product development program. Subsequently, the Company and ProChon agreed in July 2003 to transfer back all rights to the FGFR-3 antibodies, including the MOR201 program, to ProChon. Under this extended collaboration agreement, ProChon is currently developing up to four antibodies using the HuCAL® GOLD antibody library.

SCHERING making medicine work

Schering AG

In December 2001, MorphoSys AG and Schering AG signed a strategic collaboration for the development of antibody therapeutic agents and *in vivo* diagnostic agents. During the three-year term of the agreement, Schering gained exclusive access to MorphoSys technology in the field of *in vivo* diagnostic agents. The collaboration involves a minimum of five therapeutic antibody projects and/or *in vivo* diagnostic agents. Moreover, the Company and Schering have agreed to jointly research potential therapeutic and diagnostic target molecules resulting from Schering's genome program. Although the collaboration mainly applies to the indication of oncology, other indication areas such as the central nervous system, the immune system and the cardiovascular system may be included. In March 2002, the Company installed HuCAL® GOLD at Schering.

As part of this strategic agreement, in 2002 Schering received 357,880 shares which corresponded at the time to approximately 10% of MorphoSys AG's common stock. MorphoSys received approximately € 24 million in proceeds as a result of the capital increase.

XOMA

XOMA Technology Ltd./XOMA Ireland Ltd.

In February 2002, MorphoSys and XOMA Technology Ltd./XOMA Ireland Ltd. ("XOMA") concluded mutual license agreements for their antibody technologies. Under the terms of these agreements, MorphoSys received a license for itself and for its collaboration partners for the past and future use of XOMA antibody expression technology for the development of antibody products in connection with the phage display-based HuCAL® antibody library (the "XOMA license"). In return, XOMA received a five-year license from MorphoSys to use the MorphoSys HuCAL® GOLD antibody library, which XOMA will use for its own target molecule identification and for its research programs. Moreover, an option is included for the development of therapeutic antibodies.

MorphoSys acquired the XOMA license by issuing 363,466 shares arising from a capital increase in 2003.









Interview with Prof. Dr. Wolf-Henning Boehncke



MorphoSys is developing a promising antibody substance, MOR102, for the treatment of psoriasis. Presently, there are few methods for effective treatment of psoriasis and hence there is significant market potential for any approach that can better help those suffering from this disease. Prof. Dr. Wolf-Henning Boehncke investigated the antibody MOR102 in preclinical trials and shared his thoughts in this interview about psoriasis and MOR102.

Prof. Dr. Boehncke has been a lecturer at the Frankfurt/Main University Dermatology Clinic since 1996 and, as a senior physician, manages the department for "Allergology and Immunology." Furthermore, he is the spokesperson for the "psoriasis team" within the German Dermatological Society. In 2003, Prof. Dr. Boehncke was awarded the science prize of the GlaxoSmithKline foundation, the Novartis Prize for therapy-related research, and the Galenus-von-Pergamon Prize for his excellent work in psoriasis research.

MorphoSys Prof. Dr. Boehncke, why is there a significant need for better methods of treatment for psoriasis?

Prof. Dr. Boehncke The number of people suffering from psoriasis is very large—at least 100 million cases worldwide are estimated. Importantly, an effective cure for this disease has not yet been found. Due to the severity of the illness, approximately 20% of all psoriasis patients require therapy beyond topical substances, i.e. systemic drug treatment or phototherapy. Unfortunately current therapy is lacking in several ways. More specifically, adverse side effects, drug-resistant variants and lack of long-term drug efficacy all contribute to problems associated with current treatments. Hence, I see the necessity to develop better therapeutic agents for the treatment of psoriasis.

MorphoSys What is the advantage of using antibodies against psoriasis as opposed to small-molecule drugs?

Prof. Dr. Boehncke Therapeutic antibodies can inhibit the disease-related mediators or cell-to-cell interactions in a very targeted manner, thus considerably improving treatment of moderate to severe forms of psoriasis.

MorphoSys How did the MOR102 project originate?

Prof. Dr. Boehncke In clinical trials conducted a few years ago, Boehringer Ingelheim demonstrated that a mouse antibody, BIRR-1 (Enlimomab), could be successfully applied in the treatment of deep dermal burn and inflammatory diseases such as rheumatoid arthritis. BIRR-1 worked by targeting the cell adhesion molecule ICAM-1, which can be found on the inner surface of blood vessels. ICAM-1 is believed to play a major role in the development of psoriasis.



Due to its animal-based origin, BIRR-1 brought with it certain problems in its use as a therapeutic agent. More specifically, human patients recognized this mouse-derived substance as "foreign" and mounted an immune response against it. These problems can be circumvented through the use of 100% human antibodies, such as those from MorphoSys' HuCAL® GOLD library. MOR102 is therefore the human counterpart to BIRR-1, which should show similar efficacy in treating the disease, but without any of the negative side effects associated with the BIRR-1 mouse antibody.

MorphoSys Why is especially ICAM-1 such an interesting target to fight psoriasis?

Prof. Dr. Boehncke It is known that psoriasis is an autoimmune response of the body, in which the immune system misinterprets the body's own skin cells as "pathogenic" and attacks them. ICAM-1 is specifically over-expressed on the inner walls of the blood vessels beneath psoriasis-affected skin. It acts as a molecular partner, an "anchor" so to speak, to help the auto-reactive immune cells causing the disease to enter the skin tissue. An antibody capable of blocking this interaction – such as MOR102 – should reduce the severity of the disease significantly. This approach of targeting ICAM-1 taken by MorphoSys should not only show significant results in treating psoriasis, but also result in fewer side effects compared to other drug treatments.

MorphoSys What requirements must the MOR102 antibody fulfill to effectively treat psoriasis?

Prof. Dr. Boehncke First, it must be capable of binding to the target molecule ICAM-1 as efficiently as BIRR-1 did. Only in this way it can limit the interaction of ICAM-1 with the relevant immune cells of the body and develop its therapeutic effect. Initial tests with MOR102 have demonstrated that the antibody has similar binding properties to BIRR-1, thus fulfilling a very important first step in treatment of the disease.

MorphoSys What experience did you gain with MOR102 in the animal model?

Prof. Dr. Boehncke The preclinical investigation of MOR102 was performed using the so-called psoriasis SCID mouse model, which is considered a standard and predictive animal model in psoriasis drug development. SCID mice are laboratory test mice whose immune systems have been severely compromised, and on which psoriatic skin from human patients can be grafted. Thus, a piece of psoriatic tissue is available on these mice, which has all the major physiological properties of human psoriasis. In the animal model, treatment using MOR102 reduced the psoriasis by more than 40%—a very significant reduction.

MorphoSys Are these results indicative of future clinical trials in human beings?

Prof. Dr. Boehncke I have tested many active substances using this mouse model and have observed that results in this system are a good indicator of future results in human patients. I am therefore very optimistic that the MOR102 antibody will show promising effects once it goes into clinical trials.

MorphoSys Could you provide an overview of the further development of the project?

Prof. Dr. Boehncke An interesting next step would be comparison of the fully human antibody MOR102 with drugs that are already on the market to treat psoriasis. Should this show a good result, I imagine that the compound could progress into clinical development in human patients in 2005.

MorphoSys Prof. Dr. Boehncke, thank you very much for the interview.


BIACO

Der Fc-Chip für Mäuse und Menschen

Sensor Chip

CM5

Research Grade


CM5



HuCAL®—the Most Advanced Human Antibody Technology

Antibodies are produced by the human immune system as a reaction to foreign substances in the body, and are able to recognize and bind to almost any substance, from small molecules to whole microorganisms. It is this property which makes them ideal for use in medicine and research.

Development of Antibody Technologies



Murine	Chimeric	Humanized	HuCAL® antibody
100% mouse protein	33% mouse protein	approx. 10% mouse proteins	100% human proteins

In recent decades, antibody-generation technologies have been subject to constant development. Originally, monoclonal antibodies were obtained by immunizing mice. However, antibodies derived from mice are of limited use as therapeutic agents since the human immune system recognizes such antibodies as foreign molecules and can trigger a defense reaction. In this case the human organism combats the antibody, which reduces the benefits of the therapeutic substance. It is possible to reduce such defense reactions by chimerizing or humanizing the mouse antibodies, thus decreasing their immunogenicity.

MorphoSys has developed the most advanced technology for generating fully human antibodies. This technology allows the reproduction of the entire human antibody repertoire in a test tube. MorphoSys' method makes it possible to isolate all sorts of antibody types within a very short period of time. The Human Combinatorial Antibody Library (HuCAL®) comprises more than 12 billion human antibodies, the sequences of which are derived from an analysis of naturally occurring human gene sequences. Using the HuCAL® technology, fully human antibodies can be identified extremely quickly.



Dr. Marlies Sproll
Vice President
Research & Development and
International Project Management

MorphoSys Technologies

MorphoSys has developed a variety of technologies for use in the research, development and optimization of human antibodies. These technologies focus on the generation and screening of large high-quality collections, or libraries, of fully human antibodies, with the ability to engineer selected antibodies according to very specific requirements, as a means of developing new and useful drugs for the pharmaceutical industry. Although MorphoSys' technologies are potentially of wide-ranging application, MorphoSys has primarily focused its efforts on developing antibodies for applications in the pharmaceutical industry to date, as it considers this to be the most profitable opportunity.

The MorphoSys HuCAL® antibody library is based on an established technology called phage display. This technology exploits the biological characteristic of bacteriophages. Phages are viruses that infect bacteria, and are completely harmless for humans. The bacteriophages contain the genetic information for antibody fragments and display antibody fragments on their surface. The antibodies displayed in this way maintain their natural binding characteristics and structure, and can bind to a corresponding antigen. During the selection process, only phages with fitting antibodies bind to the target molecules. Under this method, antibodies recognizing target molecules can be identified. As well as the antibody protein, the bacteriophages also contain the genetic information for the antibody and allow for the subsequent production of the selected antibodies.

MorphoSys' principal proprietary technologies are summarized below:

HuCAL® and HuCAL® GOLD

The Human Combinatorial Antibody Libraries ("HuCAL®") including the latest and most powerful antibody library developed by MorphoSys, HuCAL® GOLD, are fully human antibody libraries based on human gene sequences. The HuCAL® GOLD library contains more than 12 billion different antibodies and contains a greater level of diversity than was present in earlier versions.

HuCAL® technology has four characteristics which MorphoSys believes distinguish it from competing technologies:

- **Modularity:** The human genes used as the basis for the HuCAL® technology are designed on the DNA level in a way that allows a rapid, directed "plug and play" approach to engineering the antibodies. For example, HuCAL®'s modular construction allows a rapid and easy optimization of specific antibodies via variation of those regions of the antibody which contact the target molecule without compromising the human composition of the antibody.
- ***In vitro* approach:** Extensive experimentation has shown that HuCAL® provides a range of antibodies against a given target molecule even when it is difficult to obtain such antibodies with *in vivo* methods of antibody generation. This characteristic of HuCAL® results from the high diversity of the underlying library.
- **Production aspects:** Antibodies sourced from a HuCAL® library can be manufactured more easily and in higher yields compared to antibodies isolated from other antibody libraries due to particular features built into the genes encoding the antibodies.
- **Immunogenicity:** HuCAL®-derived antibodies are expected to show little or even no immunogenic response, since they contain, at most, only few mutations as compared to human germline-encoded antibodies. Antibody genes obtained by other methods which rely on antibody maturation frequently contain more such mutations, making them more distant from the human germline, which might contribute to unwanted immune reactions in patients.

TRIM

Trinucleotide-directed mutagenesis (TRIM) is a powerful technology for introducing variability into genes in a controlled fashion and thereby ensuring that the resulting gene libraries are of the highest possible quality. The use of this technology allows the introduction of any desired amino acid at will at each single position of the variable regions of the antibodies. All HuCAL® libraries have been generated using TRIM technology which has led to very high-quality HuCAL® libraries by avoiding unproductive variations in the antibody genes.

CysDisplay™

Cysteine-mediated phage display (CysDisplay™) is a novel, proprietary and efficient technology for selecting high-affinity antibodies from libraries, and is designed to provide a more efficient process of antibody identification. CysDisplay™ combines the advantages of the phage display technology such as phenotype-genotype linkage with the additional feature of a cleavable disulfide bond allowing efficient elution of interacting partners during the panning procedure. The technology is an advancement of the original phage display and is fully compatible with MorphoSys' other technologies.

HuCAL® EST

HuCAL® EST is a proprietary technology that enables high-throughput generation of antibodies against protein fragments encoded by expressed sequence (EST). ESTs are fragments of DNA which contain parts of genes or complete genes. ESTs are sometimes used as tools for the analysis of unknown genes. Antibodies against such protein fragments are required to determine when, where and how much of the EST-encoded protein is expressed in various tissues, and to elucidate their function.



The antibody selection process can be automated for high-throughput screening of the library

AutoCAL™

AutoCAL™ is a system of laboratory robots and software components developed by MorphoSys that enables the high-throughput screening of HuCAL® antibody libraries, resulting in the rapid selection of a highly diverse pool of specifically binding fragments of antibodies. AutoCAL™ is a modular and expandable system, allowing maximum flexibility.

In Situ Protein Expression Profiling

Staining of tissues with specific antibodies or immunohistochemistry (IHC) is a powerful method in target identification and validation. Antibodies selected from HuCAL® libraries have been shown to be ideal tools for high-throughput IHC. MorphoSys' proprietary dimeric (two-armed) mini-antibodies are best suited for this application, because they can easily be produced in bacteria. In combination with the HuCAL® EST technology, novel targets, such as those derived from genomics approaches, can be validated by immunohistochemical studies within weeks. Through MorphoSys' cooperation with Oridis Biomed GmbH, it has gained access to one of Europe's largest tissue collections combined with Oridis Biomed GmbH's broad expertise in the field of molecular pathology.

MorphoSys' Patent Portfolio



Dr. Bernhard Virnekäs
Senior Director
Intellectual Property

Over the last few years, MorphoSys has built a strong intellectual property portfolio around its proprietary technology, HuCAL® (Human Combinatorial Antibody Library). To date, MorphoSys has 8 patents granted and more than 40 applications pending worldwide. The patents and pending applications cover a variety of different technologies, including antibody libraries, screening methods, certain antibody fragment formats and specific antibodies.

Settlement of the long-standing patent dispute with Cambridge Antibody Technology enabled MorphoSys to further strengthen its patent position. In another pending patent dispute brought against MorphoSys by Applied Molecular Evolution (AME), MorphoSys received a positive recommendation in January 2003 (Report and Recommendation). The Magistrate Judge *recommended that the District Judge of the district court in Boston uphold MorphoSys' petition* for non-infringement of the patents and reject AME's petition for patent infringement by MorphoSys. The Magistrate Judge's recommendation has now been submitted to the District Judge for a final decision. If the District Judge accepts the Magistrate Judge's recommendation, i.e. that MorphoSys has not infringed the patents in suit, all counts of AME's charge will be decided in favor of MorphoSys.

MorphoSys' Proprietary Intellectual Property

MorphoSys' proprietary intellectual property consists of the following:

HuCAL®

HuCAL® patents have been granted in Australia, at the European Patent Office and in the United States, each patent having a life until 2016. The European patent was granted in June 2002 and has become effective across all E.U. countries, whereas the patent applications are still pending in Canada and Japan. Further divisional patent applications are pending in Australia, the United States and before the European Patent Office, with certain divisional applications already having been allowed for grant in the United States. Effective December 31, 2002, these patents as well as the pending patent applications have been assigned to MorphoSys IP GmbH.

HuCAL® EST

A patent application under the PCT was filed in 1999, designating Canada, Japan, the United States and the European Patent Office. The national/regional phases were entered into in 2001. In November 2003, the first HuCAL® EST patent was granted in the U.S.A.

CysDisplay™

A patent application under the PCT was filed in 1999, designating Australia, Canada, Israel, Japan, Norway, the United States and the European Patent Office. The national/regional phases were entered into in 2001.

HuCAL® GOLD

In July 2003, the Company filed a PCT application identifying Australia, Canada and the United States as countries in which it wished to subsequently secure patent protection through national granting procedures. The application covers a new vector concept, which is used in the HuCAL® GOLD library, and is based on a preliminary application filed in July 2002. Effective December 31, 2002, this patent application and every continuation of it was assigned to MorphoSys IP GmbH.

Third-Party Rights

Depending on the library format and screening system being used, the application of MorphoSys' proprietary technologies requires access to various third-party licenses to guarantee the unrestricted utilization of its own technologies. Alternatively or in addition to entering into licensing agreements for proprietary third-party rights, MorphoSys may attempt to invalidate or restrict the rights so owned by third parties. As of the date of this report, MorphoSys had inlicensed the following proprietary third party-rights:

TRIM (trinucleotide-directed mutagenesis)

MorphoSys has obtained an exclusive license to the trinucleotide-directed mutagenesis (TRIM) technology patented by the Johns Hopkins University, U.S.A., and thus is able to use the technology in-house, or assign the rights to use this technology to licensees of its proprietary HuCAL® technology. The TRIM technology has been patented in the United States and at the European Patent Office. In December 2001, the European patent was opposed by two parties, Maxygen, Inc. and Novozymes A/S.

SCA Ventures, Inc., U.S.A.

MorphoSys has obtained a non-exclusive license to the scFv estate patented by SCA Ventures, Inc., a subsidiary of Enzon, Inc., and thus is able to use the technology in-house, or assign the rights to use this technology to licensees of its proprietary HuCAL® technology.

Genentech, Inc., U.S.A.

MorphoSys has a license to monovalent phage display from Genentech, Inc., with the rights to sublicense this technology to licensees of its HuCAL® technology.

Dyax Corporation, U.S.A.

MorphoSys possesses a worldwide, non-exclusive license to the patents of Dyax Corp. This license allows MorphoSys to practice conventional phage display in the areas covered by the Dyax claims. An important part of the agreement between Dyax and MorphoSys is that commercial partners of MorphoSys may obtain licenses to Dyax's phage display patents for use in conjunction with a MorphoSys technology such as HuCAL®.

Biosite Diagnostics, Inc., U.S.A.
MorphoSys has obtained a license to phage display of multimeric antibody fragments, such as Fabs, and is now able to sublicense the rights to use this technology to licensees of its proprietary HuCAL® technology.

XOMA Ireland Ltd., U.S.A.
MorphoSys entered into a license agreement in 2002 with XOMA, under which MorphoSys and its partners received certain rights to use the XOMA antibody expression technology for developing antibody products (including Fab and scFv formats) using MorphoSys' phage display-based HuCAL® antibody library. MorphoSys also received a license for the production of antibodies (including Fab and scFv formats) under the XOMA patents.

Cambridge Antibody Technology Ltd., Great Britain
As part of the settlement agreement between MorphoSys and Cambridge Antibody Technology (CAT), signed in 2002, leaving MorphoSys free to develop and commercialize its HuCAL® GOLD activities without restriction. In addition, MorphoSys also received a license to the CAT patent estate in respect of previous HuCAL® libraries. Under the terms of the agreement, CAT received an equity stake of 588,160 ordinary shares in MorphoSys, as partial payment.

MOR101 and MOR102
Under the terms of the agreements with Boehringer Ingelheim, in February 2003, MorphoSys received an exclusive, worldwide license to patents owned or controlled by Boehringer Ingelheim to develop, make and sell therapeutic and diagnostic antibodies targeting the ICAM-1 molecule.

Number of granted and pending patents of MorphoSys, including third-party rights, by technology at December 31, 2003

Technology [third-party, from which patents were inlicensed]	Description	Granted patents and pending patent applications*
HuCAL® and HuCAL® GOLD	Fully modular and fully synthetic human combinatorial antibody library based on consensus sequences	Patents granted in Australia, U.S.A. and Europe; further patent applications pending
Trinucleotide-directed mutagenesis (TRIM) [Johns Hopkins University]	New technique for generating mixtures of oligonucleotides in a single automated synthesis using trinucleotide mixtures	Patents granted in U.S.A. and Europe
scFv antibody fragments [Enzon]	Antibody fragment format	Patents granted *inter alia* in U.S.A. and Europe
Mini-antibodies [Merck Patent GmbH]	Multimeric antibody fragments linked via association domains	Patents granted *inter alia* in U.S.A. and Europe

Technology [third-party, from which patents were inlicensed]	Description	Granted patents and pending patent applications*
Mini-antibodies II	Targeted hetero-association of recombinant proteins to multifunctional complexes	Patents granted in the U.S.A.; further patent applications pending
Mini-antibodies III	Multimeric antibody fragments	Patent applications pending
scFv display [Enzon]	Display of scFv antibody fragments on an organism	Patents granted in Europe
Phage display [Dyax]	Display of proteins on phage	Patents granted in the U.S.A.
Fab display [Biosite]	Display of Fab antibody fragments on phage	Patents granted *inter alia* in U.S.A., Japan and Europe
Monovalent phage display [Genentech]	Display of proteins on phage in monovalent form	Patents granted *inter alia* in U.S.A. and Europe
SIP screening technology [MorphoSys/Garching Innovations]	Selectively infective phage particles	Patent granted in the U.S.A.; further patent applications pending
Library versus library	Interactive screening of two libraries	Patent applications pending
Fab display	Display of Fab antibody fragments on polyphage particles	Patent applications pending
Generation of antibodies against ESTs	Generation of antibody fragments against EST-encoded polypeptides	Patent granted in the U.S.A.; further patent applications pending
Alternative phage display technology	Display of proteins on phage using disulfide bridges	Patent applications pending
Secretion in *E. coli* [XOMA]	Functional expression of antibody fragments in *E. coli* using secretion into periplasm	Patents granted *inter alia* in U.S.A., Japan and Europe
Anti-MHC II antibodies [GPC/MorphoSys]	Antibodies binding to human MHC class II molecules	Patent applications pending
Anti-TIMP-1 antibodies [Bayer/MorphoSys]	Antibodies binding to human TIMP-1	Patent applications pending
Anti-RTK antibodies [ProChon/MorphoSys]	Antibodies that block receptor tyrosine kinases	Patent applications pending
Anti-Aß antibodies [Roche/MorphoSys]	Antibodies binding to human Aß peptide	Patent applications pending

* Includes proprietary and inlicensed patents






Characterization
of antibodies
Production



Corporate Governance

The term "corporate governance" can be understood as the legal and factual framework for responsible company management and supervision aimed at generating long-term added value. The essence of good corporate governance involves efficient cooperation between the Management and Supervisory Boards, respect for shareholders' interests, as well as openness and transparency of corporate communication to the public.

MorphoSys welcomed the German Corporate Governance Code, first published in February 2002 by the independent Government Commission. Prior to the promulgation of this code, the Management and Supervisory Boards of MorphoSys had voluntarily approved the Company's own corporate governance guidelines in September 2001. In doing so, MorphoSys became a pioneer in the German biotechnology sector in terms of corporate governance. In 2002, the Company's guidelines were newly adapted to the recently issued German Corporate Governance Code. Looking ahead, MorphoSys will now adhere to the Code published by the Government Commission in lieu of a Company-specific code.

The declaration of conformity is available on the corporate website www.morphosys.com–Investors–Corporate Governance.

In December 2003, the Management and Supervisory Boards of MorphoSys submitted their declaration of conformity with the recommendations of the Government Commission German Corporate Governance Code in accordance with Article 161 of the German Stock Corporation Act. MorphoSys fully conforms with the supplemental code version of July 2003, save two exceptions. This declaration was published on December 22, 2003 on the Company's website (see also declaration of conformity, page 131 of this report).

As an expression of its commitment to corporate governance, the Company introduced a **code of ethics** for its senior managers. The code is directed at all members of the Management Board and directors, as well as for all managers responsible for finance, controlling and accounting at the Company. Financial managers have an especially important and distinctive role to play within a company's corporate governance, as it is they who must be authorized to prevent financial misconduct and to ensure that the accounts are fairly and accurately represented to the public.

Management Board and Supervisory Board

In the Management Board and Supervisory Board, MorphoSys has a divided management and supervisory structure in accordance with the German Stock Corporation Act.

Management Board

The Management Board of MorphoSys AG is comprised of three members and has a Chairman, who is the Chief Executive Officer. The Management Board is responsible for independently managing the enterprise and is obliged to act in the enterprise's best interests. Moreover, the Management Board is responsible for developing the Company's strategy, appointing persons to key posts within the Company, planning the Company budget, and supervising general Company management.

The Management Board and Supervisory Board cooperate closely to the benefit of the enterprise. An intensive, continual dialog between the two Boards is the basis for efficient corporate management. The Management Board informs the Supervisory Board regularly, without delay and comprehensively, of all issues important to the enterprise with regard to planning, business development, risk situation and risk management. The Company's strategy is developed in close consultation with the Supervisory Board. For more operational Management Board decisions, such as the annual budget plan or larger-scale investment plans, Management Board regulations specify which actions require approval by the Supervisory Board. In these regulations, the Management Board's information and reporting duties are also specified.

Supervisory Board

The Supervisory Board is comprised of six members, all of whom represent the Company's shareholders. The Supervisory Board supervises and advises the Management Board in the management of the enterprise. The Supervisory Board regularly discusses business development and planning as well as strategy and its implementation with the Management Board.

Members of the MorphoSys Supervisory Board should be no older than 75. No former members of the MorphoSys AG Management Board are members of the Supervisory Board. All members of the Supervisory Board have many years of experience in the pharmaceutical and biotechnology industry and have been duly elected at the General Meeting by the shareholders. All members have term durations until the ordinary Shareholders' meeting of 2004, except two members who have terms until the ordinary Shareholders' meeting of 2006.

The Supervisory Board of MorphoSys AG has formed two committees, the Remuneration/Nomination Committee and the Audit Committee. The **Remuneration/Nomination Committee** makes proposals on the appointment of Management Board members and other senior management, and also negotiates the conditions of employment and compensation for the Management Board. The **Audit Committee's** duties include assisting the full Supervisory Board in the approval of the annual financial statements and the consolidated financial statements. The Committee also commissions the auditor to carry out the audit, specifies the main focus of the audit, determines the audit fee, and checks the independent status of the auditor. The Audit Committee's other duties are codified in a Company Audit Committee Charter.

Compensation of the Management Board and Supervisory Board

Management Board Compensation

The compensation of a management board depends on the size and international activity of the enterprise and its economic and financial situation, as well as on the level of compensation in comparable companies, both in Germany and abroad. The appropriateness of the Management Board compensation at MorphoSys is subject to an annual review and is compared with the results of the Annual German Biotechnology Industry Remuneration Study (GRS Study).

The compensation of members of the Management Board has a performance-related element and is comprised of both fixed and variable components.

Company goals, such as the achievement of particular revenue levels or strategic targets, are specified by the Supervisory Board together with the Management Board at the beginning of the fiscal year, and are one basis for assessing achievement of the variable component of each member's compensation. Additionally, each year personal targets each year are also agreed between the individual members of the Management Board and the Supervisory Board. At the end of each fiscal year, the Supervisory Board evaluates and assesses the goals and specifies the bonus, or variable compensation component, for the members of the Management Board.

Additionally, members of the Management Board take part in a stock option and/or convertible bond program. Such programs are approved by the Annual Shareholders' Assembly, while the amount allocated to the Management Board is specified by the Supervisory Board. No restriction on the gain arising from stock options has been agreed for these programs.

For the 2003 fiscal year, the compensation of the Management Board amounted to a total of € 1,078,934. The compensation is disclosed for each individual member of the Management Board, subdivided into fixed, variable and other compensation.

in €	Fixed compensation	Variable compensation	Other compensation	Total compensation in 2003
Dr. Simon Moroney	212,100	94,500	60,261	366,861
Dave Lemus	166,650	57,750	140,145	364,545
Dr. Thomas von Rüden	192,136	80,530	74,862	347,528

Supervisory Board Compensation

In the 2003 fiscal year, the members of the Supervisory Board received at total of € 174,117, which was in accordance with the Annual Shareholders' Assembly proposal in June 2003. This amount is composed of fixed compensation, attendance fees and travel expense reimbursement. According to the resolution of the General Meeting, the Chairman of the Supervisory Board receives a fixed compensation of € 22,000 and the other members of the Supervisory Board each receive € 12,000. In addition, the Chairman of the Supervisory Board receives a sum of € 3,000 for each meeting he chairs and the other members of the Supervisory Board receive € 1,500 for each meeting they attend. Additionally, the Chairman of each Supervisory Board Committee receives a sum of € 3,000; other committee members receive a sum of € 1,500.

in €	2003
Dr. Gerald Möller (Chairman)	47,427
Prof. Jürgen Drews (Deputy Chairman)	25,963
Dr. Daniel Camus	22,624
Prof. Andreas Plückthun	25,770
Dr. Jörg Reinhardt	23,888
Geoffrey N. Vernon	28,445

No consulting contracts with the Supervisory Board are currently in place.

In the context of their performance-related compensation, the members of the Supervisory Board also take part in the convertible bond program of MorphoSys AG. On the basis of the General Meeting resolution in June 2003, members of the Supervisory Board became entitled to subscribe for convertible bonds. The Chairman of the Supervisory Board was entitled to receive 2,500 non-interest-bearing convertible bonds, the Deputy Chairman 2,000 bonds and the other members 1,500 bonds.

During the reporting year, no members of the Management Board no the Supervisory Board were granted Company loans.

Stock Option and Convertible Bond Plans

The present stock option plan was adopted by the Shareholders' assembly of MorphoSys AG on June 6, 2002. A general description of the various programs in place can be found in the Notes to the consolidated Financial Statements.

In the 2003 fiscal year, 36,000 stock options and 46,000 convertible bonds were issued to the Management Board. A total of 8,500 convertible bonds were issued to the Supervisory Board.

Stock options grants to the Management Board in fiscal year 2003:

Member of the Management Board	Number of options	Exercise price	Expiry date	Potential realizable value at expiry date at assumed annual rates of stock price appreciation for option terms* 5%	10%
Dr. Simon Moroney	22,000	€ 10.88	01/07/2008	€ 66,131	€ 146,132
Dave Lemus	-	-	-	-	-
Dr. Thomas von Rüden	14,000	€ 10.88	01/07/2008	€ 42,083	€ 92,993

*Based on the exercise price

Convertible bonds grants to the Management Board in fiscal year 2003:

Member of the Management Board	Number of options	Exercise price	Expiry date	Potential realizable value at expiry date at assumed annual rates of stock price appreciation for convertible bond terms* 5%	10%
Dr. Simon Moroney	12,000	€ 11.69	31/12/2005	€ 18,198	€ 37,744
Dave Lemus	24,000	€ 10.88-€ 11.69	31/12/2005	€ 34,925	€ 72,436
Dr. Thomas von Rüden	10,000	€ 11.69	31/12/2005	€ 15,165	€ 31,453

*Based on the exercise price

Risk Management

Responsible management of corporate risks is a key element of good corporate governance. MorphoSys has implemented a risk management system in order to identify risks at an early stage. The risk management system of MorphoSys is audited annually by the auditors. MorphoSys makes adaptations to the system each year as necessary in order to adjust the system to changing conditions. Further details can be found in the Risk Report on pages 79–81 of this report.

Fair and Open Disclosure

One of the most important aims of corporate communication at MorphoSys is to provide all shareholders and capital market participants with open and prompt information. MorphoSys reports to its shareholders on predefined dates four times in the course of the fiscal year. Quarterly reports are made available within 30 days, and annual financial statements within 60 days. The aim to provide the same information to all target groups at the same time is a high priority in this respect. MorphoSys uses its own Company website in order to provide current information promptly and directly to all shareholders and interested parties. In addition to the legally required ad hoc announcements, all major events within the Company are announced via press releases. All publications are also written and published in German and English. Moreover, the Company offers all interested parties the opportunity to be added to the Company's mailing list.




20%
Ethanol
21/7/08



B



The MorphoSys Share

The year 2003 witnessed the beginnings of a broader equity market recovery. Unfortunately, these gains did not translate into the performance of the MorphoSys share during the year. After a brief but very strong share price rally at the beginning of the year resulting from the settlement of the patent dispute with Cambridge Antibody Technology (CAT), the MorphoSys share price drifted sideways for the better part of the year, trading in a narrow range. However, with the restructuring plan announced in 2002, MorphoSys used the year to consolidate its activities in order to increase commercial deal flow and strengthen its financial position.

Development of the MprphoSys share price from January 1, 2003 until December 31, 2003, indexed


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Prime Pharma & Healthcare Index

The MorphoSys Share

During fiscal year 2003, approximately 11.5 million MorphoSys shares changed hands, representing an increase of more than 5% of trading volume compared to the previous year. Translated into daily volume, an average of 45,000 shares were sold per trading day, compared with an average of 43,000 shares in 2002. The significant increase in trading volume represents not only capital increases executed throughout the year, but also increased visibility among investors. MorphoSys again remained one of the most heavily traded shares during the year, ranking 29th out of 178 technology companies in the Prime Standard segment.

In autumn 2002, the German Stock Exchange announced the introduction of a new indexing system for stocks listed on the Frankfurt Stock Exchange. The index for technology shares, the NEMAX50, was replaced with a new index, the TecDAX. The TecDAX represents the 30 largest technology companies in the Prime Standard index, as measured by market capitalization and trading volume. MorphoSys is presently not part of the TecDAX index, but is listed in the Prime Standard index and is represented in the industry sector index Prime Pharma & Healthcare.

During 2003, the MorphoSys share lost 30% of its value since December 31, 2002, whilst the Prime Pharma & Healthcare index gained by 20%. Using the MorphoSys share price based on December 20, 2002, the day prior to the announcement of the settlement of the patent dispute with CAT, the share price increase would have been 134% for the year.

Capital Increase and Shareholder Structure

During the year, two capital increases for licenses were executed—one issued to XOMA and the other to CAT.

In 2002, MorphoSys and XOMA concluded a mutual license agreement for their antibody technologies. Under the agreement, the Management Board and the Supervisory Board decided to issue XOMA 363,466 shares as partial payment for the license. In May 2003, the capital increase in favor of XOMA was raised and the corresponding shares issued to XOMA. MorphoSys was pleased to report in the third quarter that, as agreed, XOMA had sold all of its shares in MorphoSys and no longer held a stake in the Company.

In December 2002, MorphoSys and Cambridge Antibody Technology (CAT) agreed a settlement in their longstanding patent dispute. Within the framework of the settlement, CAT received 588,160 MorphoSys shares. In August 2003, the capital increase was executed and the shares issued to CAT. A lockup for the shares was agreed between the two parties.

On December 31, 2003, the number of ordinary shares issued was 4,901,332. On this date, the largest shareholders were CAT, holding 12% (588,160 shares), and Schering with 7.3% (357,880 shares) of the total share capital. Approximately 80% of shares are considered free float, as defined by the German Stock Exchange. Of this amount, roughly 3.5% of these shares are held by the Management Board and the Supervisory Board.

	Number of Shares
Major Equity Issuances: 2003	
Total Shares Issued December 31, 2002	3,949,706
Share Issuance for XOMA	363,466
Share Issuance for CAT	588,160
Total Shares Issued December 31, 2003	4,901,332

Conversion to IFRS

In 2002, the E.U. Commission decided to introduce the International Financial Reporting Standards (IFRS). The implication of this is that all European publicly traded companies must prepare their accounts from 2005 onwards in conformity to IFRS standards. MorphoSys' consolidated financial statements are presently prepared in accordance with the generally accepted accounting principles (GAAP) in the U.S.A. It is anticipated that MorphoSys will convert its accounts to IFRS prior to this time.

Corporate Communications



Dr. Claudia Gutjahr-Löser
Director
Corporate Communications

The most important goal of corporate communication is to provide shareholders with prompt, accurate and comprehensive information. This is achieved through continuous dialog with private investors, institutional investors, analysts and journalists. In this capacity, MorphoSys makes use of all communication distribution channels, such as e-mail, internet and telephone conferences, in order to provide all market participants with the same information at the same time.

Due in large part to the protracted bear market and the resulting difficult financial situation for several banks, during the year there was a reduction in the number of analysts which regularly report on MorphoSys. This was, however, in line with the general trend in which most smaller capitalized companies find it increasingly difficult to attract analyst coverage. Currently, 14 analysts regularly report on the Company—six analysts fewer than at the end of 2002. However, during the year the ratings of 7 out of 14 analysts covering the Company had changed for the positive.

In the 2003 fiscal year, MorphoSys presented its strategy at a number of investor conferences and road shows. MorphoSys intends to increase such activities in 2004. In 2003, a letter to shareholders was also written and distributed, with the purpose of intensifying the dialog with private investors.

An important project aimed at improving communication was the relaunch of the Company's website. As part of the commitment to fair disclosure, presentations and publications such as financial reports are available online and can be downloaded. Information on analyst meetings, telephone conferences, the year-end press conference, and the Annual Shareholders' Assembly is promptly made available on the website. Further information can be found on the Company's website: www.morphosys.com.









Management Report

Industry Overview

Macroeconomic Development

Europe's economic growth remained modest in the first half of 2003. However, global economic expansionary forces, which had gained the upper hand in the early part of the year, accelerated in the second half of the year. The most powerful expansive impetus was provided by the U.S. economy, which in the third quarter posted the highest quarterly growth since 1984. The Japanese economy benefited from strong demand for imports from its neighbors in Asia and from the U.S.A. as well as from brisk domestic demand. Although the Eurozone could not keep up with the faster economic pace in the U.S.A. and the strong growth in Japan, there are many factors that indicate a gradual cyclical revival may have taken root in Europe.

The underlying economic conditions for a continuation of the recovery process developed favorably, in part because of low interest rate levels. Short-term interest rates in the Eurozone have dropped from 2.9% to 2.1% during 2003, while short-term U.S. interest rates remained at 1.0% at year-end—interest rate levels whose depths have not been seen since 1958. Mirroring this development in reverse, equity prices on the leading stock exchanges for the most part displayed an upward trend, which was mainly associated with solid quarterly results in the corporate sector. For example, during 2003, the Dow Jones Index increased by 25%, the Nikkei by 24% and the DAX by 37%.

The U.S. dollar exchange rate came under considerable pressure in the fourth quarter of 2003. At the end of December 2003, the euro/U.S. dollar exchange rate rose to US$ 1.26 per euro, thus reaching an all-time high since the introduction of the euro. Two reasons have been given for the euro's record-breaking run; first and foremost, the continuing high budget deficit in the U.S.A. weighs in on the mind of investors, and second, the possibility looms that Asian central banks' purchases of U.S. dollars may decline in the future.

Development within the Biotech Sector

The situation and sentiment within the biotech sector have changed rather substantially over the past two years. In 2003, the total number of companies in Germany in the biotech sector decreased for the first time since the mid-1990s. In 2002 and 2003, the number of newly founded companies did not offset the number of new insolvencies, liquidations and acquisitions/mergers. The most telling statistics of the industry—total headcount, the level of spending on research and development, and revenues—have all also declined.


Number of companies/ new formations
Number of companies dissolved
400
350
300
250
200
150
100
50
0
40
35
30
25
20
15
10
5
0
279
332
365
360
57
59
44
25
6
11
31
1999
2000
2001
2002
Companies (total)
New formations
Companies dissolved

Source: Ernst&Young, Biotechnology-Report 2003

In contrast to the U.S.A., where seven biotech IPOs have taken place during the fourth quarter of 2003, no IPOs were successfully executed in Germany in 2003. Moreover, during the year, only a few companies in Europe, such as the Austrian company Intercell and U3 Pharma in Germany, reported the successful conclusion of equity financing. The inflow of capital in Europe to biotech companies amounted to US$ 2.5 billion compared to US$ 1.1 billion in the previous year. This compares to a total of US$ 15.1 billion invested in the U.S.A., a year-on-year increase of 65%. Positive news generated through strong revenue growth for the larger established biotech companies such as Amgen and Gilead and by a series of new approvals for companies such as FluMist (MedImmune) and Raptiva (Genentech/XOMA) also contributed substantially to the upturn in fortunes in the U.S. biotech sector. Also a catalyst was news from Genentech in the form of Avastin, at the ASCO (American Society for Clinical Oncology) meeting in May 2003. The contrast between Europe and the U.S.A. in the biotech sector development was also reflected in the development of equity prices: the NASDAQ Biotech index rose by 46% in 2003, while the German Prime Pharma & Healthcare index increased by only 20%.

Nonetheless, pharmaceutical companies, irrespective of their geography, continue to remain under pressure to launch new products. Research spending of pharmaceutical companies has risen considerably since the 1980s. Nevertheless, productivity has decreased steadily in terms of the number of market approvals. Major pharmaceutical companies are investing increasingly in preclinical development products from the biotech sector, and no longer exclusively in product candidates in advanced stages of development. Wide-ranging research cooperation agreements signed in 2003, such as those between Aventis/ImmunoGen and Amgen/Biovitrum, are a clear sign of this development. Such alliances offer pharmaceutical companies the opportunity to outsource a part of their research and thus to spread the risks more efficiently. Many pharmaceutical companies now invest more than a fifth of their research budgets in such alliances.

In 2003, there was also uplifting news related to therapeutic antibodies. The number of approved therapeutic antibodies on the market increased from 12 to 16 by the end of the year. Two antibodies on the market, Rituxan and Remicade, are blockbuster drugs, meaning that they generated annual revenues of more than US$ 1 billion each. In total, global revenues of therapeutic antibodies grew to more than US$ 5 billion, a year-on-year growth of approximately 25%.

Although there were a few clinical development failures in 2003, such as Genmab's antibody Humax-CD4 for the treatment of psoriasis, Genentech presented positive findings for Avastin from a phase III study with colorectal cancer patients at the annual meeting of the American Society for Clinical Oncology (ASCO). The German company Merck also presented promising data at this meeting relating to their therapeutic antibody cancer drug Erbitux. Despite stumbling blocks encountered in the U.S., Erbitux was approved during the year in Switzerland.

Financial Analysis



Michael Grau
Senior Director
Finance & Accounting

Operating Revenues

Compared to the same period of the previous year, revenues for the full year 2003 decreased by 9% to € 15.3 million (2002: € 16.8 million). Reasons behind the decline included later than anticipated timing for deal signing and milestone achievements, as well as foreign exchange effects. Using constant exchange rates (2002), MorphoSys 2003 revenues would have been € 0.6 million, or 4% higher.

A substantial majority of revenues recorded in 2003 relate to annual licensing fees received from existing partners. In this regard, milestone revenues amounted to € 0.5 million or 3% for the full year 2003 compared to 10% in the prior year. The Company also recorded grant revenues, arising from the German Federal Ministry of Education and Research ("Bundesministerium für Bildung und Forschung"), amounting to € 0.1 million during the reporting period, and remained essentially unchanged to the same period in the previous year.

Of total revenues, approximately 82% related to therapeutic antibody collaborations, 17% to antibody research collaborations, and 0.2% to the "Antibodies by Design" initiative. For purposes of classification, the following partners were considered to be therapeutic antibody collaborations: Bayer, Centocor, GPC Biotech, ImmunoGen, ProChon, Roche, Schering and Pfizer. Target research collaborations consisted of: Biogen Idec, Bristol-Myers Squibb (formerly DuPont), ImmunoGen (expansion) and Oridis Biomed. Approximately 81% (2002: 77%) of total Company revenues arose from MorphoSys' three largest alliances with Centocor, Bayer and Schering.

Geographically, 81% of MorphoSys' commercial (non-grant) revenues in the amount of € 12.4 million were generated with biotechnology and pharmaceutical companies located in the United States and 19% in Europe, compared to 76% and 24% respectively for the prior year.

Operating Expenses

For the full year 2003, total operating expenses, including stock-based compensation expenses, substantially decreased by 56% to € 18.8 million (2002: € 42.3 million), a reduction of € 23.5 million, and was appreciably better than expected. A significant reduction in expense resulted from lower patent and licensing expenses arising from the settlement agreement with Cambridge Antibody Technology ("CAT") and license agreement with XOMA. In addition, the Company's restructuring plan implemented during the year 2003 also led to lower personnel-related costs and reduced product development-related costs.

Research and Development Expenses

Costs for research and development fell by € 10.6 million to € 9.0 million (2002: € 19.6 million). This decrease resulted chiefly from lower licensing costs as a result of the licensing and settlement agreements with CAT and XOMA in the prior year, as well as the Company's decision to refocus efforts in proprietary product development. Under the Company's restructuring plan, proprietary products will be outlicensed at the preclinical stage, thereby resulting in notably lower product development costs.

Revenues: Licenses vs. Milestones


Grant revenues 1%
Achievement of milestones 3%
Licensing revenues 96%

Revenues by Region


Europe 19%
U.S.A. 81%

Sales, General and Administrative Expenses

Sales, general and administrative expenses amounted to € 7.6 million compared to € 18.7 million in the previous year. The decrease in general and administrative expenses was largely due to lower patent litigation costs with the amount of € 0.3 million (2002: € 7.0 million), arising as a result of the settlement with CAT in December 2002. Also substantially contributing to cost savings was the closing of MorphoSys U.S.A., Inc., with net savings to MorphoSys of approximately € 1.8 million for the year 2003.

Stock-Based Compensation

Stock-based compensation in the amount of € 2.2 million for the year 2003 was recorded as a non-cash charge (2002: € 3.9 million), resulting from application of SFAS No. 123 "Accounting for Stock-Based Compensation" under U.S. GAAP accounting. MorphoSys has been expensing stock options since fiscal year 1999. The decrease in stock-based compensation was mainly due to declining expenses from options and convertible bonds granted in prior periods. Stock-based compensation for new grants was also lower through the reduced stock price of MorphoSys shares underlying the programs at the time of grant, as well as forfeitures and reduced numbers of new grants.

Cost by Expenditure Type

Personnel costs (excluding expenses arising from stock-based compensation) amounted to € 7.5 million (2002: € 10.1 million) or 40% of total costs, and were the largest cost block within operating expenses in 2003. The reduced levels in 2003 compared to the prior year resulted from leaner staff structures arising from the Company's restructuring plan implemented in 2003. External services, which include external lab funding and various outsourced administrative services, amounted to € 3.8 million (2002: € 8.1 million), or 20% of total costs, and were primarily reduced by lower levels of external lab funding and legal expenses. Intangible costs, which include patent litigation costs and amortization of licenses and patents, amounted to € 0.9 million (2002: € 15.1 million), or 5% of the total in 2003. Intangible costs were sharply lower in 2003 mainly due to savings arising from patent and licensing settlements entered into from the prior year. Infrastructure costs, which mainly include rent, utilities and equipment depreciation costs, amounted to € 2.3 million (2002: € 2.6 million), or 12% of total costs, and remained largely unchanged compared to the prior year.

Cost by Expenditure Type


Costs for personnel 40 %
Costs for external services 20 %
Costs for intangibles 5 %
Costs for infrastructure 12 %
Others 23 %

Non-Operating Items

Non-operating income decreased by € 1.8 million to a non-operating loss of € 0.7 million (non-operating income 2002: € 1.1 million), and was mainly due to interest expense. € 0.7 million resulted from the election to issue shares associated with the XOMA agreement and is a non-cash charge relating to the accounting of such conversion under U.S. GAAP accounting. Additionally, € 0.2 million interest expense was recorded during the period and arose in connection with interest expense on liabilities associated with the CAT settlement. Additionally, the Company recorded an impairment charge related to unrealized losses on available-for-sale securities in the amount of € 0.8 million in the year of 2003. MorphoSys considers all reductions in market value of its marketable securities (available-for-sale securities) which are longer than six months in duration to be deemed other than temporary decline in value unless facts and circumstance indicate otherwise. Since the date of the write-off, the securities have regained their value by € 0.6 million, 75% of the original loss, at year-end 2003.

In December 2003, the Company recorded an unrealized gain of € 0.3 million as part of its hedging program to protect against foreign exchange exposure from the U.S. dollar reflected as non-operating income.

Net Loss

The Company posted a loss from operations in 2003 of € 3.5 million (2002: € 25.5 million), with sharply lower operating expenses responsible for the reduced loss levels. EBITDA (earnings before interest, taxes, depreciation and amortization and stock-based compensation) amounted to € 1.2 million; the first time MorphoSys has achieved a positive EBITDA result (2002: € (18.7) million). Mirroring this trend, the net loss of € 4.1 million in 2003 (2002: 24.4 million), was markedly lower due to lower operating expenses. The resulting loss per share for the full year 2003 amounted to € 0.96 (2002: € 6.35), a reduction of 85%.

Liquidity/Cash Flows

On December 31, 2003, the Company had € 23.2 million in cash, cash equivalents and marketable securities, compared to a € 19.1 million balance at December 31, 2002—an increase of more than 20% over the prior year—and the first year in the Company's history that such an increase in cash and short-term investments from operating activities took place. In 2003, cash provided by operating activities was also positive for the first year ever. For the full year 2003, cash provided by operations amounted to € 5.8 million in comparison to cash used in operating activities of € 15.2 million in the year 2002. During the year 2003, the Company's current assets decreased by € 3.3 million to € 26.2 million compared to € 29.5 million at December 31, 2002, primarily as a result of lower receivables levels at year-end 2003.

Total Assets
(in million €)*


50
45
40
35
30
25
20
15
10
5
0
23.2
2.1
17.0
3.5
19.1
8.7
10.3
4.3
2003
2002
Cash, cash equivalents, and marketable securities
Accounts receivable
Intangibles
Other assets

* Differences due to rounding up/down, see balance sheet page 87.

Assets

Total assets increased by € 3.4 million to € 45.8 million in the year 2003, compared to € 42.4 million at December 31, 2002. The difference was attributable to the increase in intangible assets of € 8.3 million arising from the acquisition of the CAT license and was partly offset by a decrease in current assets of € 3.3 million.

Liabilities

During the year 2003, total current liabilities fell by € 8.0 million, principally due to the settlement in licenses payable of € 4.9 million (of which € 3.8 million was non-cash) as well as a drop of other accounts payable by € 2.0 million. The decrease in licenses payable resulted from the payment of certain obligations under the settlement agreement with CAT and the payment of the XOMA license agreement with equity.

Deferred revenue increased by € 2.3 million to € 10.4 million, largely as a result of the collaborations entered into in the fourth quarter of 2003. The long-term portion of € 6.1 million for the year ending December 31, 2003 (2002: € 3.7 million) was reclassified into non-current liabilities.

Equity

At year-end 2003, the total number of shares issued was 4,901,332 of which 4,841,570 were outstanding, compared to 3,949,706 and 3,889,944 in the prior year.

As part of the MorphoSys-XOMA licensing agreement signed in 2002, in October 2002 MorphoSys elected to issue 363,466 shares to XOMA as partial consideration for the XOMA license received. The capital increase was registered and the shares were issued to XOMA in the first half of the year 2003. In coordination with MorphoSys, XOMA successfully sold all their MorphoSys shares of stock by the third quarter of 2003.

Liabilities (in million €)*


50
45
40
35
30
25
20
15
10
5
0
7.7
7.9
30.2
15.7
6.1
20.6
2003
2002
Current liabilities
Non-current liabilities
Stockholders' equity

* Differences due to rounding up/down, see balance sheet page 87.

In December 2002, MorphoSys signed a settlement with CAT to resolve longstanding patent litigation issues. As part of the agreement, MorphoSys agreed to issue 588,160 shares to CAT as partial consideration for the CAT license. The license and subscription agreements were executed in July 2003 and the capital increase was registered in August 2003. The shares issued to CAT were subject to a lockup and CAT remained a shareholder at year-end.

Both aforementioned share issuances excluded stockholders' preemptive rights as allowed under the Company's Articles of Association and respective shareholder resolutions.

In May 2003, the annual stockholders' assembly authorized the Company to increase its Conditional Capital II, IV and V up to 1,275,000, 450,269 and 111,447 shares respectively.

Capital Expenditure

During 2003, total investment in intangibles amounted to € 8.4 million (2002: € 3.7 million). A large majority of the increase related to the acquisition of the CAT license in 2003 acquired with MorphoSys equity. Amortization of capitalized intangibles for the year 2003 was € 1.6 million compared to € 1.2 million in the previous year.

Investment in property and equipment amounted to € 0.7 million in the year 2003 compared to € 0.9 million in the previous year. Depreciation for 2003 of € 0.9 million remained unchanged to the same period last year.

Subsidiaries/Segments/Organizational Structure

MorphoSys' global headquarters is located in Martinsried/Munich, Germany. The Company's R&D center and all administrative departments are currently located at its headquarters. The Company currently possesses two wholly owned subsidiaries:

MorphoSys U.S.A., Inc.

MorphoSys U.S.A., Inc. was formed in the year 2000 for the purpose of assisting MorphoSys AG in marketing and commercializing its technologies. The U.S. subsidiary, with its office in Charlotte, North Carolina, was responsible for all marketing and corporate development activities of MorphoSys. In November 2002, the Company announced restructuring measures with the aim of reducing expenditures related to the development of proprietary drug candidates and refocusing its commercial strategy. In line with these measures, the activities of MorphoSys U.S.A., Inc. were transferred to MorphoSys AG in Germany and the operations in Charlotte, NC, were substantially closed by year-end 2002. Termination of all leased office space was finalized in August 2003, and represented the last significant expenditure associated with the subsidiary.

All costs, actual and estimated, which are associated with MorphoSys U.S.A., Inc. have been included in the financial statements and notes thereof.

MorphoSys IP GmbH

In November 2002, MorphoSys formed MorphoSys IP GmbH, whose purpose is to administer the internally generated intellectual property of MorphoSys AG. To this end, MorphoSys AG sold at fair market value the rights to certain internally generated intellectual property in 2002. MorphoSys IP GmbH is a wholly owned subsidiary of MorphoSys AG, and a profit-pooling agreement exists between those two companies. In order to fulfill its operational needs, MorphoSys IP GmbH has contracted administrative services from MorphoSys AG and entered into a sublicensing agreement with MorphoSys AG, in order to enable MorphoSys AG to commercialize said patents/technologies.

Commercial Partnerships and Alliance Development



Dr. Barbara Krebs
Director
Business Development

MorphoSys possesses one of the leading technologies in the field of human antibodies. The Company makes use of its technology not only in the development of its own products, but also in collaborations with internationally renowned pharmaceutical and biotech companies.

In 2003, the Company was able to report progress in its existing partnerships. In addition, existing collaborations were expanded and new collaborations signed. The following partnerships were either established or expanded in the 2003 fiscal year (in alphabetical order):

Boehringer Ingelheim GmbH

MorphoSys AG and Boehringer Ingelheim GmbH ("Boehringer Ingelheim") signed a cross-licensing agreement in February 2003. Under the agreement, MorphoSys obtained the exclusive worldwide license for patents which are in possession or control of Boehringer Ingelheim, in order to develop, manufacture and sell therapeutic and diagnostic antibodies against ICAM-1 (intercellular adhesion molecule-1). For the sale of therapeutic or diagnostic antibodies against ICAM-1, MorphoSys will pay milestone payments and royalties to Boehringer Ingelheim. In return, Boehringer Ingelheim will receive exclusive licenses for therapeutic antibodies against two undisclosed target molecules that MorphoSys will develop with its HuCAL® GOLD antibody technology. Should antibodies be further developed by Boehringer Ingelheim, MorphoSys will receive milestone payments and royalties from Boehringer Ingelheim for the development and sale of these HuCAL® GOLD antibodies.

Lonza Biologics

In January 2003, MorphoSys AG signed an agreement with Lonza Biologics ("Lonza") for the production of clinical-grade HuCAL® antibodies. The term of the contract is five years and provisions in the contract guarantee MorphoSys access to Lonza's antibody manufacturing capacities. The agreement comprises future development projects both for MorphoSys' own antibody projects and for antibodies from collaborations. Under the scope of the collaboration, MorphoSys can offer its partners manufacturing capacities at Lonza and thereby substantially increase the value of its antibody projects.

Pfizer, Inc.

In December 2003, MorphoSys AG and Pfizer, Inc. ("Pfizer") announced a collaboration for the development of therapeutic antibodies. Under the collaboration, MorphoSys will use its HuCAL® GOLD library to generate therapeutic antibodies against multiple targets from Pfizer. Pfizer is to carry out the preclinical and clinical development and the subsequent marketing of resultant products. MorphoSys received an upfront payment and, for each antibody developed in the collaboration, research support and milestone payments. MorphoSys also stands to receive royalty payments on any antibody products coming out of the collaboration. The potential value to MorphoSys in committed funding and potential developmental milestone payments on future products is estimated to be in excess of US$ 50 million, not including royalties.

Antibodies by Design

The Company launched a new business initiative, "Antibodies by Design," in 2003. This new initiative was created to leverage MorphoSys' core technological capabilities in the design and manufacture of antibodies for research purposes; it will commercialize the HuCAL® technology focusing on the custom generation of research antibodies for partners on an individual basis. The Company expects that it will partner Antibodies by Design's "sequence-to-antibody" services with established catalog antibody providers and, subsequently, with protein array providers. Antibodies by Design's "sequence-to-antibody" services are expected to allow for the development of custom antibodies from only the antigen sequence information with a lead time of approximately ten to twelve weeks, in comparison to the current market benchmark of six months.

Manufacturing

As a result of its partnership with Lonza Biologics, MorphoSys has gained a competent partner in the production of antibody material. Lonza has many years of experience in the field of process optimization and production of biological agents. The production of clinical antibody material is a time-consuming and expensive procedure, which is strictly controlled by the relevant authorities.

For its own preclinical investigations, MorphoSys produces antibodies in milligrams. The new business initiative "Antibodies by Design" also produces antibodies for its customers in this quantity. The current MorphoSys capacity is fully capable of producing antibodies in these amounts, and these materials are used exclusively for research and are therefore not subject to any particular production guidelines. MorphoSys currently has no plans to build its own production facilities for the manufacture of clinical antibody material due to the investment and expense involved with such production sites.

Human Resources



Silvia Dermietzel
Senior Director
Human Resources

People at MorphoSys

At MorphoSys, there is a very high focus on Company personnel, as the Company's future success is in large part due to the commitment and performance of the people working there. In order to achieve maximum corporate success, it is of central significance for the Company to hire the most highly qualified and motivated employees and to be able to retain them for the long term.

Various measures currently in place at the Company serve to create optimum working conditions for all employees. As an example, employees with personnel management responsibilities attend leadership and management skill seminars. In addition, technical or specialist training forms an important part of each employee's experience at MorphoSys. As part of the Company's international orientation, MorphoSys offers English courses to all its employees.

As in previous years, stock options and convertible bonds were offered to all employees as part of a long-term incentive scheme. The aim of this program is to give employees a long-term stake in the success of the Company. In addition, all employees take part in a Company-wide management-by-objectives program. The program's targets include both Company and personal goals. The achievement of each employee's goal is linked to the annual bonus program. Such measures guarantee a goal-orientated culture across the Company.

In 2003, MorphoSys employees also produced a Company "Credo". This credo is the model for interaction and communication within the Company as well as for cooperation with partners and customers. Intensive and open dialog across all levels of the hierarchy is promoted to ensure that all employees understand, promote and implement the Company's essential values.

Significant Appointments

Supervisory Board of MorphoSys AG

At the ordinary stockholders' assembly of May 16, 2003, the two members of the Supervisory Board Prof. Jürgen Drews and Prof. Andreas Plückthun were reelected. Prof. Jürgen Drews, Managing Director of the Bear Stearns Health Innoventure Fund, is Deputy Chairman of the Supervisory Board and has been on the MorphoSys AG Supervisory Board since 1997. Prof. Andreas Plückthun, Professor of Biochemistry at the University of Zurich, Switzerland, is a co-founder of MorphoSys AG.

Antibodies by Design

In order to establish the new business initiative, MorphoSys was able to recruit two new employees, experienced in the area of marketing and sales of research reagents during the year.

Dieter Lingelbach joined MorphoSys on April 1, 2003 from Roche Diagnostics, where he was responsible for global marketing and sales of biochemicals. He heads the new business initiative "Antibodies by Design" and serves as Senior Vice President. Mr. Lingelbach has almost 20 years of professional experience in management consulting at Booz, Allen & Hamilton and in diagnostics, health care and biotechnology at Roche Diagnostics (formerly Boehringer Mannheim), mostly in the areas of strategy development, marketing and sales.

Joanne Crowe joined MorphoSys in May 2003 from Qiagen, where she was International Marketing Director responsible for the management of global marketing activities and planning and administration of Qiagen's marketing budget. At MorphoSys, she was appointed as Senior Director Marketing & Sales responsible for all marketing and sales activities of "Antibodies by Design." Ms. Crowe has more than 12 years' experience in marketing and marketing communications to the life science research industry.

Employees


120
100
80
60
40
20
0
24
71
24
86
2003
2002
S, G&A
R&D



Dr. Günter Wellnhofer
Director
Technical Operations

Number and Qualification of Employees

On December 31, 2003, the MorphoSys Group employed 95 employees (December 31, 2002: 110). The MorphoSys Group employed an average of 93 employees for the full year 2003 (2002: 116): For Q4 2003, the average was 95 employees (Q4 2002: 116).

Of the 95 employees, 71 worked in research and development and 24 in administration and sales. At the end of 2003, 35 of MorphoSys' employees had a Ph.D. degree (December 31, 2002: 45).

On December 31, 2003, MorphoSys employed 2 trainees as "technical information processors in the area of information technology" (December 31, 2002: 2 trainees).

Environment and Health Protection

MorphoSys carries out its research in safety level "Bio I" and "Bio II" laboratories and under observance of all relevant legal guidelines. Internal standards are more stringent than those guidelines which are legally required. One designated full-time employee for work safety is part of the competent team of employees specifically responsible for work safety, biological safety and fire prevention. Employees are given regular training to inform them of the latest guidelines. To date, no official inspections have resulted in any requirement to change procedures. Due to regular maintenance by internal employees, all laboratory equipment adheres to the highest possible standard of safety.

A detailed waste management concept which has been extensively documented, ensures that disposal of laboratory waste is always in line with valid limits and guidelines.

Regular medical checks are carried out for all MorphoSys employees. An initial medical check is carried out for all new employees in the research department. Such checks are repeated yearly. Furthermore, employees are routinely vaccinated against hepatitis A and B.

Research and Development

MorphoSys uses its own HuCAL® technology for development of therapeutic antibodies and research reagents. This technology has been thoroughly tried and tested in numerous partnerships.

In the course of its therapeutic antibody collaborations, MorphoSys generates human antibodies for its partners which are then optimized according to their requirements. In the context of these partnerships, MorphoSys is responsible for the manufacture and optimization of the antibodies whereas the partner is responsible for preclinical and clinical development.

More recently, MorphoSys has been developing its own proprietary therapeutic antibodies as candidates for outlicensing to potential partners, prior to their entry into clinical development.

Collaborations

In the course of the 2003 fiscal year, MorphoSys made significant progress in various existing collaborations.

Bayer AG

In January 2003, Bayer AG ("Bayer") purchased an exclusive license to further develop a HuCAL® antibody. This antibody targets an undisclosed solid tumor target molecule. The antibody was selected from the HuCAL® library by Bayer Biotechnology, Berkeley, California, U.S.A and characterized in detail. Furthermore, the antibody demonstrated to be significantly effective in various cancer-animal models. Bayer is currently planning to further characterize the most promising candidate in further preclinical studies and then to proceed to clinical development in the indication of solid tumors.

In December 1999, MorphoSys and Bayer signed an extensive partnership agreement for the development of antibodies. In July 2001, the collaboration was extended for a further four years. The collaboration focuses on the manufacture of human antibodies for therapeutics, diagnostics, and genome research. Bayer is focusing on the development of therapeutic antibodies derived from HuCAL® and currently has several antibody programs in various indications. The acquisition of this exclusive license is Bayer's second such license from MorphoSys. Moreover, Bayer retains further options for exclusive licenses for the development of therapeutic HuCAL® antibodies.

MorphoSys AG announced an agreement with Bayer HealthCare for the cross-licensing of certain technologies. Under the agreement, MorphoSys received the human cell line HKB 11 for production of HuCAL® antibodies. MorphoSys also received the right to use the cell line for its own research and an option for the commercial production of antibodies using the HKB 11 cell line. In exchange, Bayer will switch its in-house R&D programs to the MorphoSys HuCAL® GOLD antibody technology. Additionally, MorphoSys received an installation fee from Bayer HealthCare.

Boehringer Ingelheim GmbH

In the context of the partnership agreement signed in February 2003, Boehringer Ingelheim selected its first option for development of a therapeutic antibody in November 2003. MorphoSys will develop a therapeutic antibody against an undisclosed target molecule in the field of inflammatory diseases and select this antibody from the HuCAL® GOLD library. Boehringer Ingelheim will be responsible for the further preclinical and clinical development as well as for the subsequent marketing of any resulting products.

Centocor, Inc.

In July 2003, MorphoSys achieved the third milestone in the collaboration with Centocor, Inc. ("Centocor"), a subsidiary of the U.S. company Johnson & Johnson. MorphoSys generated several antibodies against a Centocor target molecule in the inflammatory diseases indication. The antibodies, which were systematically optimized by MorphoSys, met all eight predefined success criteria, and thus triggered the milestone.

In December 2000, MorphoSys and Centocor undertook to collaborate on the development of human antibodies in various indications. In the context of the collaboration, Centocor was granted the option of developing therapeutic antibodies against up to 30 different target molecules. In March 2002, Centocor AutoCAL™ ordered the system developed by MorphoSys for the automated screening of the HuCAL® antibody library.

F. Hoffmann-La Roche

MorphoSys and F. Hoffmann-La Roche ("Roche") presented successful and promising animal data from their collaboration on Alzheimer's disease at the "33rd Annual Meeting of the Society for Neuroscience" in New Orleans, Louisiana, U.S.A. Within the collaboration, MorphoSys, using its HuCAL® library, generated antibodies against Roche's Alzheimer target molecule amyloid β-peptide (Aβ). The antibodies bound very specifically to human amyloid plaques (protein deposits). In the Alzheimer animal model performed by Roche, the systemically administered antibodies demonstrated highly specific binding to the amyloid plaques in the brains of transgenic mice. Massive accumulations of amyloid plaques in the brain are symptomatic of Alzheimer patients. The use of antibodies against such amyloid plaques could therefore be a possible method of treatment for Alzheimer patients.

MorphoSys and Roche have been collaborating since September 2000 on developing antibodies for the treatment of Alzheimer's disease. Using its proprietary HuCAL® library, MorphoSys generated various antibodies against the target molecule of Roche. Between December 2000 and March 2001, a total of four milestones were reached in the collaboration. MorphoSys provided a series of HuCAL® antibodies which bound selectively to human cerebral tissue affected by Alzheimer's disease. Both in *in vitro* studies and in the Alzheimer animal model, the HuCAL® antibodies generated by MorphoSys showed a high affinity for the target molecule. Looking ahead, MorphoSys has the potential to receive milestone payments and royalties for end products derived from the collaboration.

Schering AG

In July 2003, MorphoSys and Schering AG ("Schering") announced successful results from their collaboration. Working under the collaboration, MorphoSys selected and optimized antibodies against a Schering oncological target molecule. These antibodies had previously shown effectiveness in an *in vitro* test system. Moreover, the antibody showed specific accumulation in tumor tissue in tumor localization studies with mice.

MorphoSys and Schering signed a strategic collaboration agreement in December 2001. As part of the collaboration, the companies are developing therapeutic antibodies and *in vivo* diagnostic agents, particularly in the oncology indication. The MorphoSys HuCAL® GOLD technology is used in Schering's plants in Berlin and also at Berlex Biosciences in Richmond, California, U.S.A.

Proprietary Antibody Development

MorphoSys is developing human therapeutic antibodies in the indications of inflammatory diseases, cancer and infectious diseases. The Company intends to outlicense these candidates prior to the start of their clinical development. The pipeline with proprietary antibody products currently includes the following candidates:

MOR101 and MOR102 (ICAM-1)

MOR101 and MOR102 are human HuCAL® antibodies against the target molecule ICAM-1 (intercellular adhesion molecule-1), also known as CD54.

MOR101, a Fab fragment, is being developed for the indication of dermal burns. There is a significant medical need for this drug, as there are currently no drugs on the market which treat dermal burns.

MOR102, a HuCAL® IgG antibody, is currently being developed for the indication of psoriasis. Further development potential may arise from additional inflammation indications such as rheumatoid arthritis.

Due to their strong anti-inflammatory properties without related immune suppressive side effects, both anti-ICAM-1 antibodies have the potential to replace existing standard therapies.

In October 2003, MorphoSys published the first promising results from preclinical studies for MOR101 and MOR102.

In a preliminary animal model for MOR101, a chimeric Fab fragment derived from the murine BIRR-1 antibody was tested. The study demonstrated that this fragment displays the same effectiveness as the complete murine antibody BIRR-1. This study was performed in collaboration with Prof. Pallua and Dr. Fuchs, Plastic Surgery, University of Aachen.

In an animal model for psoriasis, it was shown that administration of MOR102 reduces epidermal swelling by 40%. The studies were performed in collaboration with Prof. Boehncke, Department of Dermatology, University of Frankfurt.

On the basis of these results, MorphoSys is planning to further develop the two antibody programs MOR101 and MOR102, and is currently looking for a partner to take over further preclinical and clinical development.

Further Development Programs

MorphoSys currently has two further antibody programs. Both programs are still in the research phase:

- MOR202 is a human HuCAL® antibody against an undisclosed target molecule in the indication of oncology.
- Another program is currently in progress. No further information on this has been disclosed to date.

MorphoSys intends to outlicense its current therapeutic antibody programs to partners prior to clinical development.

Intellectual Property

For biotech companies such as MorphoSys, it is of critical importance to establish an extensive international patent portfolio to protect its proprietary technologies. The centerpiece of this portfolio is the proprietary technologies pertaining to the HuCAL® antibody library. Moreover, all additional patents which are necessary for the use of our proprietary technology have been inlicensed.

At present, MorphoSys has six granted patents and more than 40 patent applications are pending throughout the world.

IP Highlights of 2003 include:

A positive recommendation in the patent dispute with Applied Molecular Evolution (AME): The Magistrate Judge recommended that the District Judge of the district court in Boston, Massachusetts, U.S.A. allow MorphoSys' petition for non-violation of AME's patents and overrule AME's petition for patent violation by MorphoSys. If the District Judge accepts the Magistrate Judge's recommendation, all counts of AME's charge will be decided in favor of MorphoSys.

The granting of the HuCAL® EST patent in the U.S.A.: the U.S. patent (U.S. 6,653,068) with the title of "Generation of Specific Binding Partners to (Poly)Peptides Encoded by Genomic DNA Fragments or ESTs" covers methods for expressing large quantities of EST-coded protein fragments as fusion proteins and the subsequent selection of HuCAL® antibodies against these proteins. The technology is currently employed in several of MorphoSys' collaborations with partners.

Ideas Database

In 2003, MorphoSys set up software to assemble a database of ideas. A reason for using this software tool is to systematically record and evaluate employees' ideas, notifications of inventions, and proposals for improvement. Through such a system, the creative potential of each employee can be noted, while at the same time a systematic workflow is ensured in order that interesting ideas are neither missed nor ignored.

Risk Report

MorphoSys AG operates on a global basis. Its business activities comprise different risks, which are relevant to many business functions. The business, financial condition and results of operation of MorphoSys may be materially adversely affected by each of these risks. The Company has established a risk management system that is used regularly to identify, measure and control such risks as an integrated part of normal business activities.

Product Development

MorphoSys is committed to generating therapeutic antibodies for its commercial partners and, more recently, its own account. Thus, the Company's product pipeline comprises both partnered and proprietary therapeutic antibody development programs. These programs are subject to a number of risks of failure inherent in the development of medical therapies. Product candidates require preclinical studies and clinical trials in humans as well as regulatory approval prior to commercialization. To date, none of the Company's licensees or partners has commercialized a product based on MorphoSys' HuCAL® technology, and HuCAL®-derived therapeutics are not expected to be commercially available for a number of years. In addition, none of the HuCAL®-derived product candidates has reached clinical development and thus has not yet proven that it may be able to successfully complete all stages of clinical testing and regulatory approval procedures. Preclinical studies may not predict and do not ensure safety or efficacy in humans, and are not necessarily indicative of the results that may be achieved in pivotal clinical trials with humans.

Competition and Technological Change

MorphoSys' business environment is characterized by rapid change and intense competition. Its competitors include major pharmaceutical, chemical and biotech companies possessing greater financial, technical and marketing resources than those available to MorphoSys. In addition, certain biotech companies have formed collaborations with large established companies to support research, development and commercialization of products that may be competitive with those of MorphoSys. Moreover, certain research and academic institutions are also active in areas similar to MorphoSys. Some of MorphoSys' competitors currently focus their business efforts on gaining a share of the market and offer their technology at little or no cost to collaboration partners. The first pharmaceutical product to reach the market is often at a significant advantage to later entrants, particularly since subsequent potential entrants must prove an advantage of their product over products already in the market.

There is a risk that MorphoSys' competitors could succeed in developing technologies and products that are safer, less costly and more effective than its technologies or products. In addition, there is a risk that these technologies could produce products that reach the market earlier and could be more successful than those developed by MorphoSys.

Dependence on Health Care and Pharmaceutical Spending

MorphoSys is directly and indirectly dependent on various sources of income, including, in particular, fees, milestone payments and royalties from licensees and partners, the financial condition of public treasuries and the financial markets, the government and governmental health authorities, research institutions, private health insurers and other organizations.

Part of MorphoSys' revenue is derived from entering into collaborations with partners, including pharmaceutical companies. Many collaborative and/or outlicensing agreements provide for milestone payments and fees to be paid subject to the satisfaction of specific criteria. MorphoSys has no control over whether its partners or licensees will be able to meet such milestones, nor will MorphoSys be able to control whether products derived from its technology are being developed at all by its partners. Moreover, certain pharmaceutical companies may be more likely to seek to inlicense products which have already reached a relatively advanced stage of development, such as Phase II compounds, as opposed to less-advanced product candidates still in preclinical stages. Consequently, the products in MorphoSys' pipeline may not reach a sufficiently advanced stage of development to be of interest to these pharmaceutical companies for some time. Therefore the Company can offer no assurance that there will be a guaranteed revenue stream from current or future collaborations.

IP Risks

MorphoSys is or has been involved in legal proceedings in Germany and certain foreign jurisdictions, including the United States, including claims brought by and against it for license or patent infringement, which arise in the ordinary course of business. While the Company cannot predict the ultimate outcome of the still pending proceedings, management does not currently believe them to have a material adverse affect on the business, financial condition and results of operations of MorphoSys. However, the field of recombinant antibody libraries and phage display, in which the Company is active, is relatively new, and the intellectual property position of the various parties involved is becoming increasingly complex and litigious. Therefore, MorphoSys can offer no assurance that further patent suits will not be brought by companies possessing existing patents or patents which have not yet been granted or which the Company is currently not aware of. Any such proceedings, if brought and subsequently decided against MorphoSys, could have a material adverse effect on the business, financial condition and results of operations of MorphoSys.

Additional Funding Requirements

MorphoSys' future capital requirements will continue to be substantial and will be dependent on many factors, including its ability to find licensees and to enter into satisfactory collaboration agreements as well as the success of such collaborations in generating revenues (e.g., licensing fees, milestone payments and royalties). The costs of preclinical testing of MorphoSys' products and technologies as well as the costs associated with filing, defending and enforcing patent rights may exceed the returns from these products. MorphoSys may also need to raise additional funds in future years. The Company can offer no assurance that adequate funds will be available to MorphoSys when needed on satisfactory terms or at all. If adequate funds are not available or are not available on acceptable terms, MorphoSys may have to further reduce its expenditures for research and development, production or marketing. Any such development could have a material adverse effect on MorphoSys' business, financial condition and results of operations. If additional funds are raised by issuing shares, stockholders are likely to experience a dilution of their interests.

Currency Risk

The group accounts are administered in euros. While the expenses of MorphoSys are predominantly paid in euros, a significant part of the sales depend on the current exchange rate of US dollars and euros. Though the Company examines the necessity of hedging transaction to minimize those currency risks once a year and closes them if necessary to prevent the annual results from negative effects. Therefore, the gains and losses resulting from hedging transactions are offset from the revenue transactions, which are hedged. In addition, it is not contain, that hedging transactions will be sufficient to adjust extreme fluctuations in exchange rates.

Outlook for 2004

Outlook for the Biotech Sector

Looking ahead into 2004, approximately 30 drugs will be launched onto the market, including products such as Avastin (Genentech), Erbitux (Imclone Systems) and Cinacalcet (Amgen). In addition to the product launches, 45 FDA approvals are expected—a number which could reinvigorate the outlook for the entire industry. Other positive news from the sector, including regulatory approvals and clinical milestones, could also provide an impetus to attract further money flow into the sector.

Strategy

MorphoSys will continue to execute its strategy of partnered and proprietary therapeutic antibody development in 2004. This strategy has served the Company well in 2003, providing a positive cash flow for the year while an ever-stronger pipeline of therapeutic antibodies is being created. Management will continue to focus on securing new partnerships within which the Company's proprietary HuCAL® technology can be applied to generating future product candidates as a means of increasing the Company's long-term value. An important aspect of these activities in 2004 will be securing a development partner for the Company's most advanced proprietary drug candidates MOR101 and MOR102. Additional proprietary product candidates, currently in the research phase, represent the next opportunities for outlicensing. The "Antibodies by Design" initiative, started in 2003, will continue to be pursued. The management of MorphoSys believes the Company is well positioned to execute its strategy and looks forward to a successful 2004.

Revenues

As communicated in the previous year, 2003 was a year of consolidation after the restructuring at year-end 2002. Based on its market research, MorphoSys foresees an increase in demand for its technologies and products in 2004 as the pharma industry ramps its investment in external research and development. Company revenues are expected to increase in 2004 and achieve a double-digit percentage increase over the previous year. As such, these revenue projections are consistent with expectations for a growth company. Revenue sources, as in previous years, will consist of committed annual licensing fees arising from the Company's multiyear partnerships and success milestones achieved within these partnerships. Within the scope of these partnerships, it is anticipated that at least one HuCAL®-derived antibody will be taken by one of MorphoSys' partners into clinical development. Also expected is the acquisition of new business partners, in the context of therapeutic antibody collaborations.

New sources of revenue are expected in 2004 which include the outlicensing of MorphoSys preclinical programs, in particular, MOR101 and MOR102. Also newly contributing to revenue will be the "Antibodies by Design" initiative, formed in the year 2003, which focuses on the non-therapeutic antibody business and, in particular, on the generation of custom antibodies for research purposes.

Expenses

Expenses are expected to rise slightly over 2003 levels. Above all, intangibles expense is likely to rise over 2003 levels due to higher amortization charges on licenses acquired in 2003. The higher charges are related to changes in accounting estimates in 2003 on the size of the license payments, as well as, due to the fact that full-year amortization charges will be charged against income, as opposed to partial-year charges in 2003 on CAT and XOMA licenses acquired. The difference in magnitude of these charges relates to the timing of the license acquisitions during the year 2003. Revenue generation and milestone achievement in certain collaborations will also trigger higher payments to third-party licensors. Finally, expenses related to continuation of the AME litigation case are also expected to edge intangibles costs higher in 2004.

Capital Investment

Capital expenditures on property and equipment are expected to remain essentially constant, as compared to the previous year. The acquisition of substantial intangibles licenses, as was the case in the prior year, is currently not anticipated.

Human Resources

Headcount is currently anticipated to increase only modestly. All increases are contingent on new business/collaborations to support the same.

R&D Activities

In line with the previous year, MorphoSys' R&D team will focus on generating results and milestones within existing collaborations, and continue developing the existing portfolio of research/preclinical candidates for outlicensing. It is also planned that two new proprietary research/preclinical programs are to be started during the year, for eventual outlicensing.

Marketing/Commercial

The Company will continue to intensify its efforts to attract new therapeutic antibody partners. In addition, the outlicensing of MorphoSys' proprietary antibody candidates shall also be a priority going forward. Furthermore, the Company will continue to expand its marketing efforts relating to the "Antibodies by Design" initiative, in order to further develop the market for custom-generated non-therapeutic antibodies.

Dividends

Although MorphoSys expects to continue the trend of reducing its losses, the Company believes that the payment of dividends should be deferred until such time as its financial and liquidity position supports the same. As such, any profits generated by the business shall be reinvested into the operation of its business in order to create further growth opportunities for the future.






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GPC
JP
017
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CA
018
Repeat
Modules
Priority
018
Repeat Proteins
PCT
018
Repeat Protein
II

Consolidated Statement of Operations

	12/31/2003 €	12/31/2002 €
Revenues	15,308,464	16,757,097
Operating Expenses		
Research and Development	8,998,012	19,591,834
Sales, General and Administrative	7,601,078	18,742,819
Stock-based Compensation	2,175,430	3,940,412
Total Operating Expenses	18,774,520	42,275,065
Loss from Operations	(3,466,056)	(25,517,968)
Interest Income	212,461	445,859
Interest Expense	874,415	687
Impairment of Marketable Securities	753,768	–
Other Income, Net	733,767	713,586
Loss before Taxes	(4,148,011)	(24,359,210)
Foreign Income Tax Expense	21	18,084
Net Loss	**(4,148,032)**	**(24,377,294)**
Basic and Diluted Net Loss per Share	(0.96)	(6.35)
Shares Used in Computing Basic and Diluted Net Loss per Share	4,332,438	3,838,670

See accompanying notes

Consolidated Balance Sheets

	12/31/2003 €	12/31/2002 €
Assets		
Current Assets		
Cash and Cash Equivalents	6,652,456	842,082
Marketable Securities	16,508,575	18,274,338
Accounts Receivable	2,111,710	8,732,790
Prepaid Expenses and Other Current Assets	948,575	1,684,729
Total Current Assets	26,221,316	29,533,939
Property and Equipment, Net	1,907,895	2,097,796
Patents, Net	6,103,675	6,898,990
License Fees, Net	10,898,904	3,352,604
Other Assets	627,130	509,984
Total Assets	**45,758,920**	**42,393,313**
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts Payable	258,732	2,273,539
Current Portion of License Payable	677,060	5,569,291
Current Portion of Deferred Revenue	4,272,249	4,378,995
Accrued Employee Benefits	949,122	1,468,907
Other Accrued Expenses and Liabilities	1,524,439	2,029,608
Total Current Liabilities	7,681,602	15,720,340
Non-Current Liabilities		
License Payable, Net of Current Portion	1,651,360	2,275,347
Deferred Revenue, Net of Current Portion	6,086,205	3,707,360
Convertible Bonds Due to Related Parties	157,200	74,800
Total Non-Current Liabilities	7,894,765	6,057,507
Stockholders' Equity		
Common Stock, € 3.00 Par Value; 8,626,344 and 7,345,582 Ordinary Shares Authorized; 4,901,332 and 3,949,706 Ordinary Shares Issued; 4,841,570 and 3,889,944 Ordinary Shares Outstanding; for 2003 and 2002, respectively	14,703,996	11,849,118
Treasury Stock (59,762 and 59,762 Shares for 2003 and 2002, respectively), at Cost	(21,934)	(21,934)
Additional Paid-In Capital	68,623,807	59,193,912
Accumulated Other Comprehensive Income/(Loss)	912,755	(517,591)
Accumulated Deficit	(54,036,071)	(49,888,039)
Total Stockholders' Equity	30,182,553	20,615,466
Total Liabilities and Stockholders' Equity	**45,758,920**	**42,393,313**

See accompanying notes

Consolidated Statement of Changes in Stockholders' Equity

	Common Stock	
	Shares	€
Balance at January 1, 2002	**3,591,331**	**10,773,275**
Exercise of Stock Options	495	1,485
Compensation Related to the Grant of Stock Options	–	–
Capital Increase for Euro Conversion	–	718
Capital Increase against Cash, Net of Issuance Cost of € 25,249	357,880	1,073,640
Other Comprehensive Loss: Change in Unrealized Losses on Available-for-Sale Securities	–	–
Foreign Currency Gain from Consolidation	–	–
Net Loss	–	–
Comprehensive Loss	–	–
Balance at December 31, 2002	**3,949,706**	**11,849,118**
Compensation Related to the Grant of Stock Options	–	–
Capital Increase against Contribution in Kind (XOMA), Net of Issuance Cost of € 23,314	363,466	1,090,398
Capital Increase against Contribution in Kind (CAT), Net of Issuance Cost of € 150,000	588,160	1,764,480
Other Comprehensive Loss: Change in Unrealized Gain on Available-for-Sale Securities	–	–
Foreign Currency Gain from Consolidation	–	–
Net Loss	–	–
Comprehensive Loss	–	–
Balance at December 31, 2003	**4,901,332**	**14,703,996**

See accompanying notes

	Treasury Stock		Additonal Paid-In Capital	Accumulated Other Comprehensive Income/(Loss)	Accumulated Deficit	Total Stockholders' Equity
	Shares	€	€	€	€	€
	59,762	**(21,934)**	**32,452,966**	**37,047**	**(25,510,745)**	**17,730,609**
	–	–	7,177	–	–	8,662
	–	–	3,940,412	–	–	3,940,412
	–	–	(718)	–	–	0
	–	–	22,794,075	–	–	23,867,715
	–	–	–	(557,178)	–	(557,178)
	–	–	–	2,540	–	2,540
	–	–	–	–	(24,377,294)	(24,377,294)
	–	–	–	–	–	(24,931,932)
	59,762	**(21,934)**	**59,193,912**	**(517,591)**	**(49,888,039)**	**20,615,466**
	–	–	2,175,430	–	–	2,175,430
	–	–	3,110,896	–	–	4,201,294
	–	–	4,143,569	–	–	5,908,049
	–	–	–	1,418,156	–	1,418,156
	–	–	–	12,190	–	12,190
	–	–	–	–	(4,148,032)	(4,148,032)
	–	–	–	–	–	(2,717,686)
	59,762	**(21,934)**	**68,623,807**	**912,755**	**(54,036,071)**	**30,182,553**

Consolidated Statement of Cash Flows

	12/31/2003 €	12/31/2002 €
Operating Activities		
Net Loss	(4,148,032)	(24,377,294)
Adjustments to Reconcile Net Loss to Net Cash Used for Operating Activities:		
Depreciation	851,743	890,034
Amortization of Intangible Assets	1,637,863	1,236,457
Net Gain on Sales of Marketable Securities	(326,270)	(276,872)
Unrealized Net Gain on Derivative Financial Instruments	(315,929)	-
Impairment of Marketable Securities	753,768	-
Gain on Sale of Property and Equipment	(2,652)	(3,940)
Net Gain from Accounting Estimate Change	(2,272,053)	-
Net Expense from Share Issuance (XOMA)	417,608	-
Recognition of Deferred Revenue	(7,930,121)	(6,416,412)
Stock-Based Compensation	2,175,430	3,940,412
Changes in Operating Assets and Liabilities:		
Accounts Receivable	6,621,080	(4,168,422)
Prepaid Expenses and Other Assets	1,098,937	(654,141)
Accounts Payable	(2,014,807)	2,020,599
Licenses Payable	89,612	3,847,910
Deferred Revenue	10,202,220	7,570,741
Accrued Employee Benefits	(519,785)	286,364
Other Accrued Expenses and Liabilities	(505,169)	858,768
Net Cash Provided by/(Used in) Operating Activities	**5,813,443**	**(15,245,796)**

	12/31/2003 €	12/31/2002 €
Investing Activities:		
Purchases of Marketable Securities	(12,075,587)	(39,552,408)
Proceeds from Sales of Marketable Securities	14,832,008	29,054,127
Purchases of Property and Equipment	(682,077)	(921,770)
Proceeds from Disposals of Property and Equipment	22,887	25,508
Additions to Patents	(58,746)	(496,630)
Net Cash Provided by/(Used in) Investing Activities	**2,038,485**	**(11,891,173)**
Financing Activities:		
Proceeds from the Issuance of Common Stock, Net	-	23,876,377
Proceeds from the Issuance of Convertible Bonds to Related Parties	82,400	74,800
Purchases of Derivative Financial Instruments	(164,000)	-
Payment of Financed License Payable	(1,798,830)	-
Cost of Share Issuance	(173,314)	-
Net Cash Provided by/(Used in) Financing Activities	**(2,053,744)**	**23,951,177**
Effect of Exchange Rate Differences on Cash	12,190	2,540
Increase/(Decrease) in Cash and Cash Equivalents	5,810,374	(3,183,252)
Cash and Cash Equivalents at the Beginning of the Period	**842,082**	**4,025,334**
Cash and Cash Equivalents at the End of the Period	**6,652,456**	**842,082**
Supplemental Disclosures of Cash Flow Information:		
Cash Received During the Year for Foreign Income Taxes	-	38,472
Unrealized Gain/(Loss) on Marketable Securities	1,418,156	(557,178)
Interest Paid	201,170	-
Non-Cash Settlement of License Payable (XOMA)	4,224,608	-
License to be Settled in Equity	-	3,160,386
Non-Cash Settlement of License Payable (CAT)	8,330,102	-
Capital Increase for Euro Conversion	-	718

See accompanying notes

Notes to the Consolidated Financial Statements

1 Organization and Summary of Significant Accounting Policies

Business and Organization

MorphoSys AG ("the Company") is a biotechnology company using combinatorial biology in drug discovery with the principal objective of developing and commercially exploiting new enabling technologies across a broad scientific spectrum. The Company was founded in July 1992 as a German limited liability company. In June 1998, MorphoSys AG was transformed into a German stock corporation. In March 1999, the Company went public on Germany's *Neuer Markt*, the stock exchange designated for high-growth enterprises. On January 15, 2003, MorphoSys AG was admitted to the Prime Standard segment of the Frankfurt Stock Exchange.

Substantially all operations are located in Germany. The Company has two wholly owned subsidiaries:

- MorphoSys U.S.A., Inc., which was incorporated in the United States on February 16, 2000. The subsidiarys purpose was to assist the Company in the sale and licensing of MorphoSys AG products. MorphoSys U.S.A., Inc. substantially ceased its operations in November 2002.
- MorphoSys IP GmbH, which was incorporated in Munich, Germany, on November 6, 2002. The subsidiary's purpose is to purchase, maintain and administer certain intangible assets of the MorphoSys Group. The Company's operations are physically located at the premises of MorphoSys AG, and the operations of MorphoSys IP GmbH commenced on December 31, 2002.

The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

Basis of Financial Statement Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). In accordance with German law, the Company is required to publish its financial statements in accordance with the German Commercial Code, which represents generally accepted accounting principles in Germany ("German GAAP"). German GAAP varies in certain significant respects from U.S. GAAP. Accordingly, the Company has recorded certain adjustments, principally relating to revenue recognition and the recording of certain costs, in order to present the accompanying financial statements in accordance with U.S. GAAP.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting standards generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company invests its cash in deposits with two major German financial institutions.

Consolidation

The accompanying financial statements consolidate the financial position, results of operations, and cash flows of MorphoSys AG and its subsidiaries. All intercompany transactions and balances have been eliminated.

Marketable Securities

The Company accounts for its marketable securities using Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Management determines the proper classifications of securities at the time of purchase and reevaluates such designations as of each balance sheet date. At December 31, 2003 and at December 31, 2002, such securities that we are classified as available-for-sale we are carried at market value, with unrealized gains and losses reported in accumulated other comprehensive income, which is a separate component of stockholders' equity. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the statements of operations when the investment is sold or matures. On a regular basis, the Company tests for impairment. If a decline in the fair value of available-for-sale securities is judged to be other than temporary, the cost basis for the security is written down to fair value as new cost basis. The written-down amount is included in earnings as an impairment charge. The Company considers a decline in the market value of a marketable security which is longer than six months in duration to be deemed other than temporary unless specific facts and circumstances indicate otherwise.

Derivative Financial Instruments

The Company accounts for its derivative instruments using SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" and its corresponding amendments under SFAS No. 138. SFAS No. 133 requires the Company to measure every derivative instrument at fair value and record them as either an asset or liability. Changes in fair value are recorded in other income (see note 5).

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation and amortization. Major replacements and improvements are capitalized while general repairs and maintenance are charged to expense as incurred. Assets are depreciated over three to ten years using the straight-line method. Leasehold improvements are amortized over the estimated useful lives of the assets or the related lease term, whichever is shorter.

Revenue Recognition

The Company's revenues include technology access fees; fees earned from research and development collaboration agreements predominately with companies based in the United States.

Revenue related to non-refundable technology access fees, subscription fees and license fees is deferred and recognized on a straight-line basis over the relevant periods of the agreement, generally the research term or the estimated useful life of the collaboration for those contracts without a stipulated term unless a more accurate means of recognizing revenue is available. Research and development collaboration service fees are recognized in the period that the services are provided. Milestone revenues are recognized upon achievement of certain criteria.

Investment grants from governmental agencies for the support of specific research and development projects are recorded as revenue to the extent the related expenses have been incurred: under the terms of the investment grants, the governmental agencies generally have the right to audit the use of the payments received by the Company.

For revenue arrangements with multiple deliverables the Company tests for separate units of accounting based on the criteria stated in EITF 00-21. If certain criteria are met, the consideration will be allocated among the separate units based on their respective fair values, and the applicable revenue recognition criteria will be considered separately for each of the separate units.

Deferred revenue represents revenues received but not yet earned per the terms of the contracts. At December 31, 2002, deferred revenue included € 2.8 million, for which cash was not received until January 2003. At December 31, 2003, cash was received for all deferred revenue recorded.

Segment Reporting

The Company operates primarily in one business segment related to the development of antibody therapeutics within the biotech industries. Accordingly, the Company does not disclose significant additional segment information under the definition of segment reporting, defined by the standards of SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information."

Research and Development

Research and development costs are expensed as incurred.

Stock-Based Compensation

The Company applies the provisions of SFAS No. 123 "Accounting for Stock-Based Compensation," which requires the Company to record the estimated fair value of stock options and other awards at the grant date as compensation expense over the period in which the employees render the services associated with the award.

Foreign Currency Translation

The financial statements of foreign subsidiaries have been translated into euros in accordance with SFAS No. 52, "Foreign Currency Translation." All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. The statement of operations amounts has been translated using the average exchange rate for the year. The gains and losses resulting from the changes in exchange rates from year to year have been reported in accumulated other comprehensive income.

Net Loss per Share

Basic and diluted loss per share is calculated in accordance with SFAS No. 128, "Earnings per Share." Basic loss per share is based upon the number of weighted-average shares of common stock outstanding for the respective years.

The Company's outstanding stock options and convertible bonds were excluded from the above calculations of dilutive net loss per share, as the effect of their inclusion would have been anti-dilutive.

Impairment of Long-Lived and Identifiable Intangible Assets

The Company evaluates the carrying value of long-lived assets and identifiable intangible assets for potential impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability is determined by comparing projected undiscounted cash flows associated with such assets to the related carrying value. An impairment loss is recognized when the estimated undiscounted future cash flows are less then the carrying amount of the asset. An impairment loss would be measured as the amount by which the carrying value of the assets exceeds the fair value of the asset.

Patent Costs

The Company capitalizes costs related to obtaining patents and protecting granted patents from infringement. Capitalized costs principally relate to the costs of legal counsel. Patent costs are amortized on a straight-line basis over the lesser of their estimated economic life or remaining patent term (10 years). Amortization commences at the time the patent is issued. The Company's patents covering its proprietary HuCAL® technology were granted in Australia in October 2000, in the United States of America in October 2001 and in Europe in June 2002. Further patent applications are pending in Canada and Japan.

Accounting for Acquired License Rights

The Company acquired license rights by making upfront licensing payments, annual maintenance fees and sublicensing payments to third parties. The Company amortizes up-front licensing payments on a straight-line basis over the estimated useful life of the acquired license (10 years). Annual maintenance fees are amortized over the term of each annual agreement. Sublicensing payments are amortized on a straight-line basis over the life of the contract or the estimated useful life of the collaboration for those contracts without a stipulated term.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, marketable securities and accounts receivable. The Company's cash and cash equivalents are principally denominated in euros and U.S. dollars. Marketable securities are placed in high-quality securities. Cash, cash equivalents and marketable securities are maintained principally with two high-quality financial institutions in Germany. The Company continually monitors its positions with, and the credit quality of, the financial institutions, which are counter parties to its financial instruments, and does not anticipate non-performance. The Company's revenues and accounts receivable are subject to credit risk as a result of customer concentrations. One customer individually accounted for approximately 88% of the Company's 2003 accounts receivable balance. In addition, three customers individually accounted for 40%, 27% and 15% of the Company's total revenues in the year 2003. On December 31, 2002, two customers accounted for 50% and 46% for the prior year's accounts receivable balance and three customers individually accounted for 39%, 25% and 13% of the Company's revenues in 2002.

Accounts Receivable

For accounts receivable, the allowance for doubtful accounts is based on the management's assessment of the collectibility of specific customer accounts and the aging of the accounts receivable. If there is a deterioration of a major customer's credit worthiness or actual defaults are higher than the historical experience, management's estimates of the recoverability of amounts due the Company could be adversely affected. Based on management assessment, no allowance was necessary on December 31, 2003 and 2002. The company does not require collateral from customers for accounts receivable. On December 31, 2003 and 2002, accounts receivable included unbilled amounts of approximately € 119,360 and € 265,000 respectively.

Income Taxes

The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes" using the liability method. Income taxes and credits are provided at statutory rates for taxable items included in the statements of operations, regardless of the period in which such items are reported for income tax purposes. Deferred income taxes are recognized for temporary differences between the financial statement and income tax bases of assets and liabilities for which income tax benefits will be realized in future years. Deferred tax assets are reduced by a valuation allowance if, based upon the weight of available evidence, it is more likely than not that some portion or all of the related tax asset will not be realized.

Fair Value of Financial Instruments

The carrying value of financial instruments such as cash and cash equivalents, accounts receivable and accounts payable approximate their fair value based upon the short-term maturities of these instruments. The fair value of marketable securities is based upon quoted market prices (see note 3). The fair value of license payables are determined by the effective interest method. Convertible bonds are recorded at their accreted values, which approximate the cash outlay that is due upon the note settlements.

Reclassifications

Certain amounts in the prior year's consolidated financial statements have been reclassified to conform to the current year's presentation.

Effects of New Accounting Standards and Regulations

In November 2002, the Emerging Issues Task Force (EITF) of the FASB issued EITF 00-21, "Revenue Arrangements with Multiple Deliverables," which addresses certain aspects of the accounting for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. Under EITF 00-21, revenue arrangements with multiple deliverables should be divided into separate units of accounting if certain criteria are met, including whether there is objective and reliable evidence of the fair value of the undelivered items. In addition, the consideration should be allocated among the separate units based on their respective fair values, and the applicable revenue recognition criteria should be considered separately for each of the separate units. EITF 00-21 is effective for the Company's revenue arrangements entered into beginning July 1, 2003. Our adoption of EITF 00-21 did not have a material impact on our results of operations or financial position.

In July 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements." FIN 46 prescribes how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. In October 2003, the implementation date of FIN 46 was deferred until the end of the first interim or annual period ending after December 15, 2003. On December 24, 2003, the FASB issued a revision to Interpretation 46 ("46R") to clarify some of the provisions of FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," and to exempt some entities from its requirements.

Under the new guidance, special effective date provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of this revised interpretation. Our adoption of FIN 46 did not have a significant effect on our results of operations or financial position.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under FAS No. 133. The amendments set forth in SFAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. The provisions of SFAS No. 149 are effective for contracts entered into or modified after June 30, 2003. Our adoption of SFAS No. 149 did not have a significant effect on our results of operations or financial position.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The provisions of SFAS No. 150, which also include a number of new disclosure requirements, are effective for instruments entered into or modified after May 15, 2003 and pre-existing instruments as of the beginning of the first interim period that commences after June 15, 2003. The adoption of SFAS No. 150 did not have a significant effect on our results of operations or financial position.

On December 17, 2003, the Securities and Exchange Commission ("SEC") published Staff Accounting Bulletin (SAB) No. 104, "Revenue Recognition." SAB No. 104 updates portions of the SEC staff's interpretive guidance provided in SAB No. 101 and included in Topic 13 of the Codification of Staff Accounting Bulletins. SAB No. 104 deletes interpretive material no longer necessary, and conforms the interpretive material retained, because the pronouncements issued by the FASB's EITF on various revenue recognition topics, including EITF 00-21. SAB No. 104 also incorporates the codification of certain sections SAB No. 101's frequently asked questions and answers. The adoption of SAB No. 104 did not have a significant effect on our results of operations or financial position.

2 Restructuring

In November 2002, MorphoSys announced restructuring measures. These measures included the discontinuation of clinical drug development and the refocusing of the Company's commercial strategy. These measures were implemented in 2003 with the aim of strengthening the Company's financial position by significantly reducing its cost base.

In November 2002, the Company took actions to reduce its headcount by 24% from 120 to 91 employees, thereof 26 in Germany and 3 in the U.S.A. The total amount of expenses relating to the restructuring plan amounted to € 731,837. Of this total amount, € 387,415 were part of the sales, general and administrative costs (of which € 268,610 are related to MorphoSys U.S.A., Inc.), and € 344,421 were allocated to Research & Development expenses. The € 268,610 include leasehold improvements, cancellation fees, and severance payments. At December 31, 2002, € 47,449 of the total termination benefits had been paid and € 684,388 were included in accrued expenses, of which € 415,778 were included in accrued employee benefits. Payments made in 2003 related to restructuring activities from 2002, approximated the estimated accrual at December 31, 2002. In August 2003, the last remaining liability related to the early termination of leased office space in the U.S. was settled. No significant further expenditures are currently anticipated. Therefore, the restructuring accrual at December 31, 2003 was zero.

3 Marketable Securities

Marketable securities consist of the following as of December 31, 2003 and 2002 (in thousands €):

in 000's €	Maturity	Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Market Value
12/31/2003					
HVB Euro Bond	06/07/2011	3,268	456	–	3,724
HVB Debentures	12/06/2009	2,562	161	–	2,723
DB Money Market Funds	daily	10,181	245	–	10,426
		16,011	862	–	16,873
Restricted Cash					364
					16,509
12/31/2002					
HVB Euro Bond	06/07/2011	3,794	–	(526)	3,268
HVB Debentures	12/06/2009	2,789	–	(269)	2,520
DB Money Market Funds	daily	12,611	239	–	12,850
		19,194	239	(795)	18,638
Restricted Cash					364
					18,274

The net unrealized holding gains of € 861,929 for the year ending December 31, 2003 and net unrealized holding losses of € 556,228 for the year ending December 31, 2002 were recorded as a separate component of stockholders' equity. The unrealized losses in 2002 were due to a decline in the market value of marketable securities placed with HypoVereinsbank, as a result of a downgrading of the bank.

The Company invested an aggregate amount of € 3.8 million in a silent partnership of HypoVereinsbank Luxembourg and € 2.8 million in securities of the HypoVereinbank AG. Under SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities," both investments are designated as available-for-sale and are reported at fair value on the Company's balance sheet. Under the Company's accounting policy, marketable securities are presumed to be impaired if their fair value is less than their cost basis for more than six months, unless specific facts and circumstances indicate otherwise. If the Company deems these investments further impaired at the end of any other period, an additional impairment may occur. During 2002/2003, MorphoSys' HypoVereinsbank investments had traded below their original cost basis for more than six months, and therefore the Company deemed that an impairment of these investments had occurred. Accordingly, impairment charges from January 2003 to June 2003 of € 753,768 were recognized in June 2003. Since June 30, 2003, the two impaired investments have recovered, and at December 31, 2003, the two investments had regained € 617,000 in market value.

For further details of restricted cash items, see note 4.

4 Restricted Assets

The Company has classified as restricted cash certain cash and cash equivalents and marketable securities in other assets that are not available for use in its operations. At December 31, 2003 and 2002, the Company had commitments of € 364,000 for guarantees issued and € 157,200 and € 74,800 respectively for convertible bonds issued to employees.

5 Derivative Financial Instruments

In May 2003, MorphoSys entered into foreign currency options contracts to hedge foreign exchange exposure related to U.S. dollar accounts receivable. At December 31, 2003, options contracts in the notional amount of € 4,690,583 or US$ 5,250,000 were outstanding and will mature between January 2004 and February 2004. The fair market value at December 31, 2003 was € 479,929 and recorded in other current assets on the balance sheet. The Company did not have any derivative financial instruments at December 31, 2002.

At December 31, 2003, the remaining contract premium for derivatives amounted to € 164,000.

For the period ending December 31, 2003, unrealized gains amounted to € 315,929, of which € 193,500 were realized in January 2004 and included in total foreign exchange gains of € 389,196 (2002: € 483,042).

6 Accumulated Other Comprehensive Income/(Loss)

Accumulated other comprehensive income/(loss) consists of unrealized gains or losses on marketable securities and translation adjustments from consolidation. For the period ending December 31, 2003 and 2002, the components of accumulated other comprehensive income/(loss) were as follows (in thousands €):

	12/31/2003 in 000's €	12/31/2002 in 000's €
Net Unrealized Gain/(Loss) on Available-for-Sale Securities	862	(556)
Foreign Currency Translation Adjustment	51	38
Accumulated Other Comprehensive Income/(Loss)	**913**	**(518)**

The impairment charge on the HypoVereinsbank investments of € 753,768 was recognized as an unrealized loss in the statement of operations and removed from accumulated other comprehensive income (loss).

7 Intangible Assets

The following sets forth the intangible asset classes as of December 31, 2003 and 2002 (in thousands €):

	12/31/2003 in 000's €	12/31/2002 in 000's €
Amortized Intangibles		
Patents	8,569	8,531
License Rights	12,140	3,810
Accumulated Amortization Patents	(2,571)	(1,717)
Accumulated Amortization Licenses	(1,241)	(457)
Unamortized Intangible Assets		
Patents	106	85
Net Intangible Assets	**17,003**	**10,252**

The changes in the carrying amount of unamortized patents for the period ending December 31, 2003 is as follows (in thousands €):

	12/31/2003 in 000's €
Unamortized Intangibles	
Balance on December 31, 2002	85
Additions for the Full Year 2003	21
Balance on December 31, 2003	**106**

Amortization is expected to commence on unamortized patents once the related patents are issued. Amortization expense on intangible assets totaled € 1,637,863 for the twelve-month period ending December 31, 2003 (December 31, 2002: € 1,236,457). Patents are amortized over 10 years starting from the date of the first patent grant. Licenses are amortized over 10 years from the date of the acquisition.

Future amortization for the years 2004 to 2008 and thereafter are as follows (in thousands €):

	12/31 in 000's €
2004	2,071
2005	2,071
2006	2,071
2007	2,071
2008	2,071
Thereafter	6,542
	16,897

8 Property and Equipment

Property and equipment consist of the following at December 31, 2003 and 2002 (in thousands €):

	12/31/2003 in 000's €	12/31/2002 in 000's €
Office and Laboratory Equipment	3,605	3,145
Furniture and Fixtures	1,267	1,260
Purchased Software	1,186	1,044
Total	**6,058**	**5,449**
Less Accumulated Depreciation	(4,150)	(3,351)
Net Property and Equipment	**1,908**	**2,098**

9 Commitments

The Company leases facilities and equipment under long-term operating leases. Total rent expense amounted to € 899,676 and € 983,908 for the years ending December 31, 2003 and 2002 respectively. In January 2004, MorphoSys amended the existing lease agreement of its facilities. The new lease agreement expires in September 2009. Future minimum payments under non-cancelable operating leases with initial terms of one year or more are as follows (in thousands €):

	12/31 in 000's €
2004	1,191
2005	968
2006	933
2007	897
2008	893
Thereafter	893
	5,775

The Company's total expenses under operating leases in the years ending December 31, 2003 and 2002 totaled approximately € 1,058,111 and € 1,280,221 respectively.

10 Contingent Liabilities

In June 2001, a lawsuit was filed against the Company by Applied Molecular Evolution, Inc., ("AME") San Diego, U.S.A., at the United States District Court of Massachusetts in Boston, U.S.A., alleging that the Company infringes the Kauffman-Ballivet patent family. These patents cover the stochastic production of proteins and were granted in the late 1990s. A trial date has not yet been set, although in January 2003, MorphoSys confirmed that it had received a positive "Report and Recommendation" from the Magistrate Judge to the District Judge for the District Court in Boston, Massachusetts, U.S.A., in the legal action filed by Applied Molecular Evolution. The Magistrate Judge recommended that MorphoSys' motion for summary judgment of non-infringement be allowed and that AME's motion for partial summary judgment of infringement be denied. As a result, no provisions for contingent liabilities have been made in the Company's financial statements.

In December 2002, the Company and Cambridge Antibody Technology ("CAT") entered into a settlement agreement pursuant to which they agreed to settle all patent disputes between the two companies. Pursuant to the settlement agreement, the Company agreed to make annual payments of € 1.0 million over the next five years as well as issue 588,160 new shares of common stock and make certain ongoing royalty and milestone payments, and in return will receive a license under certain CAT patents with respect to the previous and future development of HuCAL® libraries. The Company has the option to buy out its cash obligations to CAT for a predefined fixed amount at any time during the duration of the agreement. The Company recorded an accrual for the settlement with CAT in the year 2002. In addition, the Company recorded a net present value discount of approximately € 1.2 million on the annual payments to record the liability at its estimated fair value of € 3.8 million. The discount of 13% on the cash payments is being amortized to interest expense over the period of the payments. For the full year 2003, € 0.2 million was charged to interest expense. The settlement agreement was finalized in July 2003 and the Company engaged an external valuation expert to complete a valuation, whose basis provided the necessary information to finalize the accounting.

Based on the valuation analysis, the Company determined the fair value of the different components of the agreement and allocated the total consideration paid for each component based on the fair values of the consideration received. The completion of the analysis resulted in an accounting estimate change which reduced Research and Development expense by € 2.3 million. Accordingly, a total of € 1.9 million was expensed for the release. The remaining € 8.3 million of consideration represents the value of the license received and has been capitalized as an intangible asset and will be amortized over its expected useful life of 10 years.

Management is not aware of any other matters that could give rise to any material liability to the Company that would have a material adverse effect on the Company's financial condition or results of operations.

The change in accounting estimate had the following effect on net loss and net loss per share for the years ending December 31, 2003 and 2002 (in thousands €, except for per share data):

	12/31/2003 in 000's €	12/31/2002 in 000's €
Net Loss	(4,148)	(24,377)
Effect from Change in Accounting Estimate	(2,272)	2,272
Pro-Forma Loss	**(6,420)**	**(22,105)**
Basic and Diluted Net Loss per Share	(0.96)	(6.35)
Effect from Change in Accounting Estimate	(0.52)	0.59
Pro-Forma Net Loss per Share	**(1.48)**	**(5.76)**

11 Stockholders' Equity

Common Stock

On December 31, 2003, the common stock of the Company was € 14,703,996. This represented an increase of € 2,854,878 compared to December 31, 2002 balance of € 11,849,118. The increase arose as a result of the issuance of 363,466 shares to XOMA for a capital increase against contribution in kind, which was registered on May 6, 2003 in the commercial register, and the issuance of 588,160 shares to CAT for a capital increase against contribution in kind, which was registered on August 26, 2003 in the commercial register.

On March 28, 2002, the Company's common stock increased by € 1,073,640 from € 10,773,275 to € 11,846,915 with new shares arising from Authorized Capital II, in conjunction with the Schering collaboration signed in December 2001. In addition, the Company's common stock increased by € 718 from € 11,846,915 to € 11,847,633 to avoid fractional common stock as calculated by its imputed nominal value per share. During the year 2002, 495 shares were raised from conditional capital through exercise of the same number of employee stock options, thereby increasing the amount of subscribed capital by € 1,485, to a total of € 11,849,118, or 3,949,706 shares.

Authorized Capital

On May 6, 2003, 363,466 shares of Authorized Capital I were issued to XOMA for a capital increase against contribution in kind.

On May 16, 2003, shareholders' assembly authorized the Company to create a maximum of 431,317 new shares of Authorized Capital II and a maximum of 1,725,269 new shares of Authorized Capital I.

In August 2003, 588,160 shares of Authorized Capital I were issued to CAT for a capital increase against contribution in kind. Unused Authorized Capital I equaled 1,137,109 and 1,431,529 shares at December 31, 2003 and 2002 respectively. Unused Authorized Capital II equaled to 431,317 and 394,921 shares at December 31, 2003 and 2002 respectively.

Conditional Capital

No stock options or convertible bonds were exercised in the year 2003. During the year 2002, 495 shares were raised from conditional capital through exercise of the same number of employee stock options, thereby increasing the amount of subscribed capital by € 1,485.

On May 16, 2003, the shareholders' assembly authorized the Company to create additional shares for Conditional Capital III, IV and V in the maximum amount of 1,275,000, 450,269 and 111,447 shares respectively.

In 2002, previously authorized Conditional Capital I and II, consisting of € 97,875 and € 900,750 respectively, and arising from prior year resolutions, were retained. Conditional Capital III, to allow issuance of convertible bonds and consisting of € 2,625,000 (875,000 shares) was also retained. Conditional Capital IV, an authorization to issue convertible bonds to management and employees as part of an equity incentive scheme, was retained and consisted of € 900,000 (300,000 shares). The shareholder assembly authorized the creation of Conditional Capital V consisting of € 223,668 (74,556 shares), which authorizes the Company to issue additional share options to employees.

Dividends

Dividends may only be declared and paid from the accumulated retained earnings (after deduction of certain reserves) shown in the Company's annual German statutory accounts. Such amounts differ from the total of additional paid-in capital and accumulated deficit as shown in the accompanying consolidated financial statements as a result of the adjustments made to present the consolidated financial statements in accordance with U.S. GAAP. As of December 31, 2003 and 2002, the Company's German statutory accounts reflected no accumulated earnings available for distribution and accordingly, the Company's ability to pay dividends would depend upon the future earnings of the Company.

Additional Paid-In Capital

On December 31, 2003, additional paid-in capital amounted to € 68,623,807 (December 31, 2002 € 59,193,912). The increase of € 9.4 million is due to stock-based compensation provisions in the amount of € 2,175,430, € 3,110,896 as a result of the XOMA share issuance, and € 4,143,569 as a result of the CAT share issuance.

In 2002, the additional paid-in capital was increased by € 3,940,412 resulting from stock-based compensation provisions, premiums associated with the capital increase against cash from the agreement with Schering, and the exercise of employee stock options.

Treasury Stock

Treasury Shares totaling € 21,934 (59,762 shares) at December 31, 2003, remained unchanged compared to December 31, 2002.

12 Stock Options

1998 Employee Stock Option Program

Effective June 15, 1998, the Company introduced an incentive stock option plan ("1998 Plan") which provides for the grant of options to purchase shares of the Company's common stock to key employees and members of the Company's Management Board. The 1998 Plan authorized the grant of options to personnel for 96,075 shares of the Company's common stock in the form of 45,450 registered warrants, each equal to one share of common stock and 50,625 shares deliverable upon exercise of non-warrant option rights. The Company reserved 55,350 common shares plus 68,650 shares of treasury stock for stock options. All option rights granted under this 1998 Plan have a 10-year term.

Each warrant entitles the holder to receive one share. Upon exercise of a warrant, the exercise price, which equals the fair value of the shares on the date of grant, is due and payable. The holder of warrants can exercise up to the full amount of warrants 6 months after the date of grant. The holder of warrants also has the right to sell them. The warrants or shares obtained upon exercise vest annually on a graded basis over three years.

The non-warrant option rights are granted by way of an option agreement by the Company to the employee. For all grants commencing after June 1998, a two year holding period is required after the date of grant, after which the holder of non-warrant option rights can exercise up to the amount of vested option rights.

1999 Employee Stock Option Program

Effective July 21, 1999, the Company amended the incentive stock option plan ("1999 Plan") authorizing the additional grant of options to employees for up to 300,250 shares, arising from conditional capital, and deliverable upon exercise of non-warrant option rights. On October 31, 1999, a grant of 98,100 shares was made to Company employees, management and the Supervisory Board. The option rights are non-transferable, and have a maximum life of 5 years. Additionally, a two-year holding period is required after the date of grant, after which the holder of the option rights can exercise up to the amount of vested option rights, under the condition that the value of the underlying stock has appreciated 10% per annum, cumulatively, in the year of exercise.

In the year 2002, additional grants to employees were made under the 1999 Plan, with terms identical to the 1999 stock options grants. 5,500 options were granted on January 15, 2002, to employees of MorphoSys AG.

In the year 2003, additional grants to executive board members were made under the 1999 Plan, with terms identical to the 1999 stock options grants. 36,000 options were granted on July 7, 2003, to executive board members of MorphoSys AG.

2002 Employee Stock Option Program

Effective June 6, 2002, the Company amended the incentive stock option plan ("2002 Plan") authorizing the additional grant of options to employees for up to 74,556 shares, arising from conditional capital, and deliverable upon exercise of non-warrant option rights. On July 9, 2002, a grant of 7,500 shares was made to Company employees. The terms are very similar to those of "1999 Employee Stock Option Program." On May 16, 2003, the stockholders' assembly authorized the Company to grant additional 36,891 shares under the "2002 Employee Stock Option Program" with identical terms.

In the year 2003, grants to employees were made under the 2002 Plan, with terms identical to the 1999 and 2002 stock options grants. 2,500 options and 15,000 options were granted on January 15, 2003 and July 1, 2003 respectively to employees of MorphoSys AG.

On January 15, 2004, 35,000 options were granted to employees with terms identical to the 1999, 2002 and 2003 stock options grants.

A summary of the activity under the Company's employee incentive stock option plans for the years ending December 31, 2003 and 2002 is represented as follows:

	Shares	Weighted-Average Price €
Outstanding at January 1, 2002	**285,465**	**30.12**
Granted	13,000	41.07
Exercised	(495)	17.50
Forfeited	(32,500)	31.71
Outstanding at December 31, 2002	**265,470**	**30.48**
Outstanding at January 1, 2003	**265,470**	**30.48**
Granted	53,500	10.89
Exercised	–	0.00
Forfeited	(47,225)	31.65
Outstanding at December 31, 2003	**271,745**	**26.40**

Stock options exercisable at December 31, 2003 and 2002 amounted to 179,295 and 133,720 shares respectively. The weighted-average exercise prices of stock options exercisable were € 27.91 and € 25.40 at December 31, 2003 and 2002 respectively. Furthermore, the weighted-average fair value of options granted during 2003 and 2002 is estimated to be € 7.57 and € 17.98 respectively.

The following table presents weighted-average price and information about contractual life for significant option groups outstanding at December 31, 2003:

Range of Exercise Prices	Number Outstanding	Remaining Contractual Life (in Years)	Weighted-Average Exercise Price	Number of Exercisables	Weighted-Average Exercise Price
€ 10.88–€ 20.00	101,470	4.55	€ 14.02	47,970	€ 17.50
€ 20.01–€ 58.00	161,150	1.68	€ 25.46	126,075	€ 23.98
€ 58.01–€ 217.00	9,125	1.86	€ 180.78	5,250	€ 217.60
	271,745			**179,295**	

The Company accounts for stock-based compensation in accordance with the provisions of SFAS No. 123. Compensation expense recorded in 2003 and 2002 in connection with stock options was € 1,864,722 and € 2,458,368 respectively. The fair value of the options issued in 2003 was calculated using the Black-Scholes option pricing model and the following assumptions: risk-free interest rates ranging from 2.96% to 3.61%, dividend yield of 0%, 115% expected volatility and an expected option life of 3.0 years. For option grants in 2002, the following assumptions were used: risk-free interest rates ranging from 4.50% to 5.14%, dividend yield of 0%, 60% expected volatility and identical option life as of 2003.

Option valuation models require the input of highly subjective assumptions. Because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Stock Option Repricing

On September 1, 2001, the Company reissued 94,100 options to employees, which were cancelled on July 5, 2001. The reissued options have similar characteristics and vesting provisions as the original options granted. In accordance with SFAS No. 123, the reissued options were revalued at the date of reissuance using the Black-Scholes optionpricing model. A fair market value of approximately € 5,950,000 was assigned to the reissued options, which will be recognized over the vesting period of the reissued options. During the year ending December 31, 2003 and 2002, the Company recognized approximately € 1,650,000 and € 2,226,000 respectively of stock-based compensation expense relating to these reissued stock options.

13 Convertible Bonds

At the Company's shareholder assembly in July 2002, the Company was authorized until June 30, 2006 to issue up to 300,000 non-interest-bearing convertible bonds with a par/nominal value of € 1.00 each to employees and members of the Board of Management of the Company and its affiliates. The preemptive rights of the stockholders were excluded. On May 16, 2003, the stockholders' assembly authorized the Company to grant additional 150,269 shares.

On January 15, 2002, pursuant to a Management Board decision, the Company issued 91,500 convertible bonds to the Management Board and employees of the Company.

The convertible bonds cannot be transferred or encumbered, other than through inheritance/ death, or in the event of disability to work, the Board of Management can allow the transfer with good cause.

The conversion rights may only be exercised if a declaration of termination of the employment agreement with the owner of the convertible bonds has not been declared at the time of exercise and a mutual termination agreement has not been entered into. In the event of non-exercise of the conversion rights, beneficiaries are refunded amounts paid to acquire the convertible bonds (i.e. € 1.00 per bond/share).

The beneficiaries may exercise the conversion rights only after the expiration of a waiting period of one year of grant date. Each convertible bond with a nominal value of € 1.00 allows the exchange into one share of ordinary no-par value common stock of the Company against payment of the exchange price. The convertible bonds cannot be exercised beyond December 31, 2004.

The exchange price for the convertible bonds issued on January 15, 2002 was € 57.56, representing the average closing price of a share of the Company in the final XETRA auction at the Frankfurt Stock Exchange during the last five trading days preceding the resolution of the Board of Management on the issuance of the convertible bonds.

The exercise of the conversion rights is only possible if the stock exchange price on at least one day during the lifetime of the convertible bonds has amounted to € 63.31, or 110% of the average stock exchange price in the final XETRA auction at the Frankfurt Stock Exchange during the five trading days prior to the resolution of the Board of Management on the issuance of the convertible bonds.

Shares, which are issued by virtue of the conversion rights, may participate in the profits of the Company at the first time in the business year for which no stockholders' resolution on the distribution of profits has been passed at the time of the issuance.

In the year 2003, additional grants to employees were made under the 2002 Plan, with terms identical to the 2002 stock convertible bonds grants. 70,700, 8,500 and 14,000 convertible bonds were granted on April 1, 2003, May 17, 2003 and July 1, 2003 respectively to board members, executive board members and employees of MorphoSys AG. The exercise prices for the convertible bonds were € 11.69, € 10.00 and € 10.88 respectively.

The nominal value of € 5,400, relating to convertible bonds forfeited on December 31, 2003, was paid back to the respective people in January 2004.

	Convertible Bonds	Weighted-Average Price €
Outstanding at January 1, 2002	–	0.00
Granted	91,500	57.56
Forfeited	(16,700)	57.56
Outstanding at December 31, 2002	**74,800**	**57.56**
Outstanding at January 1, 2003	74,800	57.56
Granted	93,200	11.41
Forfeited	(16,200)	43.97
Outstanding at December 31, 2003	151,800	30.68

None of the convertible bonds granted in 2002 and exercisable in 2003 were exercised as of December 31, 2003.

Range of Exercise Prices	Number Outstanding	Remaining Contractual Life (in Years)	Weighted-Average Exercise Price	Number of Exercisables	Weighted-Average Exercise Price
€ 10.00–€ 20.00	88,400	2.00	€ 11.40	0	€ 11.40
€ 57.56	63,400	1.00	€ 57.56	63,400	€ 57.56
	151,800			**63,400**	

The Company accounts for stock-based compensation in accordance with the provisions of SFAS No. 123. Compensation expense recorded in 2003 and 2002 in connection with convertible bonds was € 310,708 and € 1,482,044 respectively. The fair value of the convertible bonds issued was calculated using the Black-Scholes pricing model using the following assumptions: risk-free interest rates ranging from 2.96% to 3.31%; dividend yield of 0%; 115% expected volatility; and an expected life of 2.0 years. For convertible bond issuance in 2002, the following assumptions were used: risk-free interest of 4.50%, dividend yield of 0%, 60% expected volatility and an option life of 2 years.

Option valuation models require the input of highly subjective assumptions. Because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

14 Taxes

As a result of the net losses incurred by the Company each year since inception, no provision for income taxes has been recorded. At December 31, 2003, the Company has net operating loss carry-forwards of approximately € 31 million to offset future taxable income. Under current German tax laws, these loss carry-forwards have an indefinite life and may be used to offset the Company's future taxable income. Net operating loss carry-forwards are subject to review and possible adjustment by the German taxing authorities. Furthermore, under current German tax laws, certain substantial changes in the Company's ownership may limit the amount of net operating loss carry-forwards, which could be utilized annually to offset future taxable income. Subsequent significant ownership changes could further effect the limitation in future years.

Significant components of the Company's deferred tax liabilities and assets are as follows (in thousands €):

	12/31/2003 in 000's €	12/31/2002 in 000's €
Deferred Tax Liabilities:		
Intangibles	3,302	2,553
Other	373	(7)
Total Deferred Tax Liabilities	3,675	2,546
Deferred Tax Assets:		
Net Operating Loss Carry-Forwards	11,628	9,303
Deferred Revenue	230	360
Total Deferred Tax Assets	11,858	9,663
Valuation Allowance for Deferred Tax Assets	(8,183)	(7,117)
Net Deferred Tax Assets	3,675	2,546
Net Deferred Tax Liabilities / (Assets)	-	-

The Company has incurred losses since inception and has provided a full valuation allowance on its deferred tax assets at December 31, 2003 and 2002, since realization of these future benefits is uncertain. Income tax expense for the year ending December 31, 2003 amounted to € 21 compared to € 18,000 in 2002, which related to current foreign taxes.

Under German corporate tax law, taxes on income are composed of corporate taxes, trade taxes and an additional surtax. The Company's combined German statutory tax rate is 37%. A reconciliation between the income tax expense computed at the corporate statutory tax rate of 37% and the Company's effective tax rate for the years ending December 31, 2003 and 2002 is as follows (in thousands €):

	12/31/2003 in 000's €	12/31/2002 in 000's €
Tax Provision at German Statutory Rates	(1,535)	(9,013)
Change in Valuation Allowance	1,066	(1,951)
Change in Statutory Rates	-	233
Sale of Intangible Assets to Subsidiary	-	9,250
Stock-Based Compensation	805	1,458
Other	(336)	41
	1340	18

15 Directors' Dealings and Executive Compensation

The table below shows the shares, stock options and convertible bonds, and changes of ownership of the same, which were held by the Management and the Supervisory Board during the year 2003:

Shares

	01/01/2003	Additions	Sales	12/31/2003
Management				
Dr. Simon Moroney (held through a controlled entity)	113,461	–	–	113,461
Dave Lemus	–	–	–	–
Dr. Thomas von Rüden	–	–	–	–
Total	113,461	–	–	113,461
Supervisory Board				
Dr. Gerald Möller	–	–	–	–
Dr. Daniel Camus	–	–	–	–
Prof. Dr. Jürgen Drews	–	–	–	–
Prof. Dr. Andreas Plückthun	59,300	–	–	59,300
Dr. Jörg Reinhardt	–	–	–	–
Dr. Geoffrey N. Vernon	–	–	–	–
Total	59,300	–	–	59,300

Stock Options

	01/01/2003	Additions	Sales	12/31/2003
Management				
Dr. Simon Moroney	25,000	22,000	–	47,000
Dave Lemus	21,000	–	–	21,000
Dr. Thomas von Rüden	50,700	14,000	–	64,700
Total	96,700	36,000	–	132,700
Supervisory Board				
Dr. Gerald Möller	6,100	–	–	6,100
Dr. Daniel Camus	–	–	–	–
Prof. Dr. Jürgen Drews	5,930	–	–	5,930
Prof. Dr. Andres Plückthun	3,500	–	–	3,500
Dr. Jörg Reinhardt	3,500	–	–	3,500
Dr. Geoffrey N. Vernon	3,500	–	–	3,500
Total	22,530	–	–	22,530

Convertible Bonds

	01/01/2003	Additions	Sales	12/31/2003
Management				
Dr. Simon Moroney	12,000	12,000	–	24,000
Dave Lemus	10,000	24,000	–	34,000
Dr. Thomas von Rüden	10,000	10,000	–	20,000
Total	32,000	46,000	–	78,000
Supervisory Board				
Dr. Gerald Möller	–	2,500	–	2,500
Dr. Daniel Camus	–	1,500	–	1,500
Prof. Dr. Jürgen Drews	–	–	–	–
Prof. Dr. Andres Plückthun	–	1,500	–	1,500
Dr. Jörg Reinhardt	–	1,500	–	1,500
Dr. Geoffrey N. Vernon	–	1,500	–	1,500
Total	–	8,500	–	8,500

Compensation for the Management Board consisted of fixed and variable components. Fixed compensation for the Management Board in 2003 amounted to € 570,886, compared to € 533,541 in the year 2002. Variable compensation for the Management Board in 2003 amounted to € 232,780, compared to € 181,636 in 2002. Other compensatory benefits amounted to € 275,268 in 2003 and € 178,999 in 2002.

Total compensation for the Supervisory Board in 2003 amounted to € 193,839 (2002: € 163,466).

16 Corporate Governance

The Company issued its statement according to Section 161 of the German Stock Corporation Act (Aktiengesetz). This declaration was published and made accessible to stockholders accordingly on December 22, 2003.

17 Research and Development Agreements

The Company has a significant number of research and development agreements related to its discovery and development strategy. The following is a brief description of certain of these agreements, which have had, or may have, a significant financial impact (in chronological order).

GPC Biotech AG, Munich, Germany

In April 1999, the Company signed a collaboration and license agreement with GPC Biotech AG ("GPC AG"), Munich. The objective of the collaboration program is to utilize the Company's technologies to generate human antibodies against GPC targets and to deliver such antibody products to GPC for confirmation of achievement of predefined success criteria. The Company received from GPC upfront research and development funding/exclusivity payments as well as the potential for milestone and royalty payments.

Bayer Corporation, Berkeley, U.S.A.

In December 1999, the Company announced a collaboration with Bayer AG encompassing a research collaboration and license agreement for the application of the Company's proprietary technologies in a number of Bayer's research and development programs. The agreement specified four areas in which the two companies apply the Company's technologies. The Company's HuCAL® (Human Combinatorial Antibody Library) technology is being used to generate fully human therapeutic antibodies against up to ten targets provided by Bayer. In addition, Bayer has an option to develop antibodies generated using the HuCAL® technology as *in vitro* diagnostics. Furthermore, HuCAL® is being used to identify antibodies for use in monitoring the progress of clinical trials with selected drugs. The fourth and last area of application is the use of MorphoSys' technologies to identify and validate new targets emerging from Bayer's genomics program, which will be used by Bayer in screens for new drug candidates.

Under the terms of the agreement, Bayer made an up-front payment to the Company upon signing the agreement, and pays in addition annual license fees and support for research and development funding at the Company. Furthermore, Bayer pays exclusivity fees for using the HuCAL® technology on up to ten potential targets, as well as milestone fees on antibodies delivered by the Company that meet preagreed success criteria. Any antibody-based products developed in the collaboration trigger development-related milestone and royalty payments by Bayer to the Company. In the course of the agreement, Bayer has thus far taken two exclusive licenses on antibodies from MorphoSys, and cross-licensed their HKB-11 cell line against installation of HuCAL® GOLD at selected Bayer sites.

ProChon Biotech Limited, Israel

In May 2000, the Company signed a cooperation and license agreement with ProChon, Rehovot, Israel. The firms will collaborate in the development of human therapeutic antibodies against a ProChon target. The fees payable to the Company include payments representing a license payment, as well as program-related milestones upon achievement of certain success-related criteria. ProChon will also pay royalties to the Company on marketed products derived from the collaboration. In May 2002, the two companies expanded their existing agreement, whereby MorphoSys acquired the rights to a portfolio of anti-cancer antibodies in development at ProChon. The agreement gave MorphoSys the exclusive right to develop and commercialize the antibodies for therapeutic applications in the field of oncology, and in particular against the target FGFR-3.

In July 2003, the agreement was amended. It is intended that MorphoSys continues with ProChon to develop up to 4 antibodies with MorphoSys' HuCAL® GOLD library, but MorphoSys will return all rights concerning FGFR-3 antibodies to ProChon.

F. Hoffmann-La Roche, Switzerland

In September 2000, the Company entered into a collaboration and license agreement for the development of human therapeutic antibodies against a Roche target. Under the terms of the agreement, the Company receives a license payment, development-related milestone payments, and royalties on marketed products. The Company will apply its (HuCAL®) Fab technology to the generation and optimization of antibodies for the Roche target. Roche will be responsible for the clinical development, regulatory approval and worldwide marketing of any resulting products.

ImmunoGen, U.S.A.

In September 2000, the Company signed a collaboration and license agreement with ImmunoGen, U.S.A. The parties will collaborate in the discovery and development of human monoclonal antibodies against certain specified targets. ImmunoGen will be responsible for developing one or more antibodies generated by the Company into a marketable product. Under the agreement, the Company will receive a license payment, as well as development-related milestone payments and royalties on marketed products.

The existing agreement between the two companies was expanded in June 2001, whereby the expanded agreement provided for a research license from the Company to ImmunoGen for the Company's HuCAL® antibody library technology for the generation of research antibodies for use in ImmunoGen's functional genomics programs, in order to help validate new targets. The expanded agreement has a duration of four years.

Biogen, U.S.A. In December 2000, the Company signed a collaboration agreement with Biogen. Under the agreement, the two companies will collaborate in applying the Company's proprietary EST technology for generating antibodies against expressed sequence tags to validate drug targets in Biogen's genomics programs. The agreement includes an option for Biogen to develop selected antibodies identified during the collaboration as therapeutics. Biogen will pay MorphoSys a technology access fee, as well as research and development funding. In the event that any antibody-based therapeutics will be developed, Biogen will make milestone and royalty payments to the Company. In December 2001, Biogen expanded the agreement to include an additional amount of ESTs beyond those defined in the original agreement. In addition, the duration of the original license granted to Biogen was extended.

Centocor, U.S.A. In December 2000, the Company signed a subscription and license agreement with Centocor, Inc. ("Centocor"). The intention of the collaboration is to facilitate the research, discovery and development of novel antibody therapeutics. Centocor will have access to the HuCAL® technology at various sites; in addition, the Company will generate antibodies against Centocor targets. Under the agreement, the Company will receive committed technology license fees, exclusivity fees, research and development funding, and milestone payments. Should Centocor market any drugs as a result of the collaboration, the Company will receive royalty payments. The contract has a duration of 5 years unless otherwise extended. Centocor will be responsible for development and marketing of any potential drugs.

Oridis Biomed, Austria In September 2001, Oridis Biomed ("Oridis") and the Company entered into a wide-ranging agreement under which the Company gained preferred access to Oridis' tissue collection, residing at the Institute of Pathology, University of Graz, Austria.

The goal of the collaboration is the characterization and validation of new therapeutic targets. The Company will apply its HuCAL® technology to make antibodies to candidate targets, which Oridis Biomed will use to carry out high-throughput protein expression analysis on a range of human tissues. In return, Oridis received a license to the Company's HuCAL® technology, and will have access to certain antibodies from the Company. The Company received a first right of negotiation to all antibody products resulting from the collaboration. The Company receives and pays license fees from Oridis.

Schering AG, Germany

In December 2001, the Company and Schering AG ("Schering") formed a strategic alliance for the development of antibody therapeutics and *in vivo* diagnostics. As part of the agreement, Schering and the Company will combine their resources over the three-year collaboration term to exclusively pursue a minimum of five therapeutic and several *in vivo* diagnostic projects. Furthermore, the two partners will jointly undertake research to identify additional potential therapeutic and diagnostic targets emerging from Schering's genomics program.

Over the lifetime of the agreement, the Company will receive license fees, milestone payments and royalties on any end products emerging from the collaboration. Additionally, Schering purchased 357,880 shares at an average price of € 66.79 per share in February 2002 as part of their strategic commitment to the partnership.

Pfizer, Inc., U.S.A.

In December 2003, the Company announced a collaboration and license agreement with Pfizer, Inc. The intention of the collaboration is to facilitate the research, discovery and development of novel antibody therapeutics. The Company will apply its HuCAL® GOLD technology to the generation and optimization of antibodies for multiple Pfizer targets. Under the agreement, the Company received a committed upfront fee, research support, and depending on collaboration progress, milestone payments and royalties. Pfizer is responsible for the clinical development, regulatory approval and worldwide marketing of any resulting products.

18 Acquired License Agreements

The Company is party to license agreements covering certain patented technology.

Dyax Corporation, U.S.A.

In October 1996, the Company signed a license agreement with Dyax Corporation, under which the Company received a royalty-bearing, non-exclusive, worldwide license to patents owned by Dyax covering certain technologies relating to the use and practice of phage display. The Company may use the licensed technologies for research and discovery of novel therapeutic agents and targets, and may sublicense the technology to its commercial partners. The Company paid an upfront technology access fee, in addition to annual maintenance and transfer fees.

SCA Ventures, Inc., U.S.A.

In December 1999, the Company concluded a non-exclusive product-derived license agreement with SCA Ventures, Inc., U.S.A., in which the Company obtained a non-exclusive license from SCA Ventures in order to design, discover, develop, make, use, sell, offer for sale and import HuCAL®-derived products under SCA Ventures' patent rights in single-chain antibodies. The Company may use the SCA Ventures' licensed technologies for the research and discovery of novel therapeutic agents and targets, and may sublicense the technology to its commercial partners. The Company may terminate this agreement for any reason upon 6 months prior written notice to SCA Ventures. The Company pays an upfront license fee, annual maintenance and transfer fees.

Biosite Diagnostics, Inc., U.S.A.

In January 2000, the Company signed a collaboration agreement with Biosite Diagnostics, Inc., under which the Company receives a royalty-bearing, non-exclusive, worldwide license to patents owned by Biosite and XOMA Corporation covering certain technologies relating to the display and screening of multi-chain antibodies. The Company may use the licensed technologies for research and discovery of novel therapeutic agents and targets, and may sublicense the technology to its commercial partners. Unless earlier terminated, the term of this agreement shall either be the expiration of the parties' respective obligations to pay royalties, or the expiration of the last patent right licensed by one party to the other. The Company pays an upfront technology access fee, in addition to annual maintenance and transfer fees.

Genentech, Inc., U.S.A.

In May 2000, the Company concluded a license agreement with Genentech, Inc., granting the Company rights under Genentech patents relating to monovalent phage display screening technology. The Company may use the licensed technologies for research and discovery of novel therapeutic agents and targets, and may sublicense the technology to its commercial partners. The Company pays an upfront technology access fee, in addition to annual maintenance and transfer fees.

XOMA Ireland Limited

In February 2002, the Company concluded a cross-licensing agreement for antibody-related technologies with XOMA Ireland Ltd. Under the agreement, the Company received a license to use the XOMA antibody expression technology for developing antibody products (including Fab and scFv formats) using MorphoSys' phage display-based HuCAL® antibody library. MorphoSys also received a license for the production of antibodies (including Fab and scFv formats) under XOMA patents. Under the agreement, XOMA obtained a license to use the MorphoSys HuCAL® antibody library for its target discovery and research programs. The agreements also provide for the release of the Company from any past activities using the Company's technology to the extent they also use XOMA's antibody expression technology.

Pursuant to the agreement, MorphoSys paid € 1.1 million to XOMA with a second payment of € 4.6 million due in September 2002. At the Company's option, the second installment could be paid in cash or with new shares of the Company's common stock equivalent to € 5.5 million. The Company recorded € 2.5 million as a charge to research and Development expenses in the year 2002. The remaining € 3.2 million represents the value of the license received, and has been capitalized as an intangible asset and will be amortized over its expected useful life of 10 years.

In October 2002, the Company exercised the option to pay the second installment with 363,466 new shares of its common stock, which was determined with reference to the market price of the Company's common stock at the time of the notice. The Company recorded a charge to interest expense related to this exercise of the option at the time the shares were issued in May 2003 which equaled € 0.7 million.

Cambridge Antibody Technologies PLC, Cambridge, U.K.

In December 2002 and effective July 2003, the Company entered into a licensing and settlement agreement with CAT. The settlement agreement covers MorphoSys' past, present and future use, the commercialization of all versions of its HuCAL® libraries, and all patents in the ongoing disputes between the two companies. This includes the litigation in the United States regarding CAT's Griffiths, McCafferty, Winter II and Winter/Lerner/Huse patents as well as oppositions launched by MorphoSys at the European Patent Office against CAT's Winter II and McCafferty patents.

The companies agreed to terms under which MorphoSys will be free to develop and commercialize its HuCAL® technologies. CAT undertook not to sue MorphoSys in relation to present HuCAL® GOLD libraries and all future derivatives thereof. In addition, MorphoSys received a license to the CAT patent estate in respect of previous HuCAL® libraries. CAT will receive an annual payment of € 1 million over the next five years. It will also receive other financial consideration from MorphoSys' activities related to its HuCAL® GOLD libraries for a defined period of time. CAT will receive milestone and royalty payments under the license for products developed using previous HuCAL® libraries. In addition, CAT received an equity stake of 588,160 ordinary shares in MorphoSys under the license agreement. MorphoSys retains the option to buy out its obligations to CAT for a predefined fixed amount at any time during the duration of the agreement.

Summary of Significant Differences between German GAAP and U.S. GAAP

The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which differ in certain respects from German generally accepted accounting principles ("German GAAP") as prescribed by the German Commercial Code. The following is a summary of the significant differences between applied U.S. GAAP and German GAAP that may affect the Company's net income and equity for the periods presented.

Deferred tax assets—Under U.S. GAAP, deferred tax assets arising from a tax loss carry-forwards and temporary differences are generally recorded and must be analyzed in light of whether realization of the assets is "more likely than not." This means a level of likelihood that is greater than 50%. As a result of this analysis, a deferred tax asset may be subject to a valuation allowance. Under German GAAP, deferred tax assets generally may not be recognized with respect to a tax loss carry-forwards because expected future tax savings are not recognizable before the realization of such profits.

Intangible assets—Under U.S. GAAP, certain expenses (i.e. costs associated with obtaining one's own patent) are capitalized as intangible assets and amortized on a straight-line basis over their estimated useful lives. Under German GAAP, such costs are expensed as incurred. The capitalization of certain acquired license rights is accounted for according to an expert valuation under U.S. GAAP. Under German GAAP, the splits are based on the net present value or acquisition cost.

Amortization life of acquired license rights—Under U.S. GAAP, these rights are amortized over their estimated useful economic life of 10 years. Under German GAAP, the amortization period of 8 years follows the rates used for tax purposes

Revenue recognition—Under U.S. GAAP, more stringent revenue recognition criteria exist which can result in differences in the periods in which revenue is recognized under German GAAP. In the fourth quarter of 2000, the Company implemented the U.S. Securities and Exchange Commission SAB 101, which requires non-refundable technology access payment revenue to be amortized over future periods of benefit. Although not required to do so, the Company will also use the same practice of revenue recognition in its German GAAP (HGB) accounts starting for the year 2001 and onwards.

Stock-based compensation—The Company accounts for stock option and convertible bond grants in accordance with SFAS No. 123 and recognizes compensation expense. Under German GAAP, compensation expense is not being recognized.

Private placement and initial public offering costs—Under U.S. GAAP, certain costs in connection with a private placement or an initial public offering of equity are recorded as a reduction of additional paid-in capital. Under German GAAP, such costs are expensed as incurred.

Unrealized holding gains and losses on available-for-sale securities—Under U.S. GAAP, unrealized holding gains and losses on available-for-sale securities are recorded as a component of equity. Unrealized losses are only recorded in the statement of operations, when the unrealized loss is deemed to be other than temporary. If the reasons for an impairment in prior years are no longer applicable, under German GAAP, the investment is written up to its net realizable value, and at most to its acquisition cost. Under German GAAP, unrealized losses are recorded in the statement of operations.

Unrealized holding gains and losses on derivative financial instruments—Under U.S. GAAP, unrealized gains and losses on derivatives are recorded as other income/expense. Under German GAAP, increased market value is not recorded.

Non-current liabilities—U.S. GAAP requires to record long-term liabilities with its present value of the future payments, using an interest rate commensurate with the risk involved. Under HGB, the long-term liabilities are recorded with their repayment amounts.

Roll-Forward of Fixed Assets

	Aquisition and Production Cost			
	01/01/2003 €	Additions €	Disposals €	12/31/2003 €
I. Intangible Assets				
Patents	8,616,089	58,746	0	8,674,835
License Rights	3,810,297	8,330,102	0	12,140,399
	12,426,386	**8,388,848**	**0**	**20,815,234**
II. Property and Equipment				
Purchased Software	1,043,890	141,793	0	1,185,683
Office and Laboratory Equipment	3,120,604	532,652	41,954	3,611,302
Furniture and Fixtures	1,259,429	7,632	0	1,267,061
	5,423,923	**682,077**	**41,954**	**6,064,046**

	Accumulated Depreciation					Net Book Values	
	01/01/2003 €	Depreciation €	Disposals €	12/31/2003 €		12/31/2003 €	12/31/2002 €
	1,717,099	854,061	0	2,571,160		6,103,675	6,898,990
	457,693	783,802	0	1,241,495		10,898,904	3,352,604
	2,174,792	**1,637,863**	**0**	**3,812,655**		**17,002,579**	**10,251,594**
	472,826	307,365	0	780,191		405,492	571,064
	2,390,651	414,649	21,719	2,783,581		827,721	729,953
	462,650	129,729	0	592,379		674,682	796,779
	3,326,127	**851,743**	**21,719**	**4,156,151**		**1,907,895**	**2,097,796**

Chart of Consolidated Entity as of December 31, 2003

	Currency	Exchange Rate at December 31, 2003; One Unit of Foreign Currency in €	Share of Capital in %	Equity in Foreign Currency	Profit/Loss in Foreign Currency
MorphoSys U.S.A., Inc. Charlotte, North Carolina, U.S.A.	US $	1.25800	100.00	269,101	24,221
MorphoSys IP GmbH	€	-	100.00	23,891	0

Independent Auditor's Report

We issue the following opinion on the consolidated financial statements and the Group management report:

"We have audited the consolidated financial statements, comprising of the balance sheet, statement of operations, statement of changes in stockholders' equity and statement of cash flows, as well as the notes to the consolidated financial statements, prepared by MorphoSys AG, Martinsried, Germany, for the business year from January 1 to December 31, 2003. The preparation and the content of the consolidated financial statements are the responsibility of the Company's executive board. Our responsibility is to express an opinion whether the consolidated financial statements are in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements.

Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management and Company's executive board, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that our audit provides reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group for the business year in accordance with U.S. GAAP.

Our audit, which also extends to the Group's management report presentation of additional disclosures required by Article 36 of the 7th EU Directive prepared by the executive board, for the business year from January 1 to December 31, 2003, has not led to any reservations. In our opinion, on the whole the Group's management report together with the other disclosures in the consolidated financial statements provides a suitable understanding of the Group's position and suitably presents the risks of future development.

In addition, we confirm that the consolidated financial statements and the Group's management report for the business year from January 1 to December 31, 2003 satisfy the conditions required for the Company's exemption from its obligation to prepare consolidated financial statements and the Group's management report in accordance with German law."

Munich, February 9, 2004

Ernst & Young
Deutsche Allgemeine Treuhand AG
Wirtschaftsprüfungsgesellschaft

von Petrikowsky	Dr. Napolitano
Wirtschaftsprüfer	Wirtschaftsprüfer

Balance Sheet in Accordance with German GAAP (HGB)

MorphoSys AG Financial Statements as of December 31, 2003 and December 31, 2002

Assets	12/31/2003 €	12/31/2002 €
A. Fixed Assets		
I. Intangible Assets		
1. Franchises, Trademarks, Patents Licences, and Similar Rights and Licences to Such Rights	**7,877,584**	**1,025,961**
II. Tangible Assets		
1. Land, Leasehold Rights and Buildings, Including Leasehold Improvements	518,777	599,859
2. Other Equipment, Furniture and Fixtures	983,625	926,873
	1,502,402	**1,526,732**
III. Financial Assets		
1. Shares in Subsidiary Companies	184,916	186,916
2. Loans to Affiliated Companies	25,000,000	25,000,000
	25,184,916	**25,186,916**
B. Current Assets		
I. Inventories		
1. Work in Progress	119,360	264,592
2. Raw Materials, Supplies and Production Materials	40,755	40,755
	160,115	**305,347**
II. Receivables and Other Assets		
1. Trade Accounts Receivable All Due within One Year	1,992,350	5,642,224
2. Receivables Due from Enterprises in which the Company has a Participating Interest, All Due within One Year	0	3,626
3. Other Assets, Due after One Year € 7,555 (Prior Year: € 7,555)	1,188,655	1,106,792
	3,181,005	**6,752,642**
III. Short-Term Securities Investments		
1. Treasury Stock	21,934	21,934
2. Other Short-term Investments	16,627,644	18,398,797
	16,649,578	**18,420,731**
IV. Cash on Hand and Cash in Banks	**6,782,279**	**740,627**
C. Prepaid Expenses and Deferred Charges	**397,981**	**679,763**
	61,735,860	**54,638,719**

Liabilties and Shareholders' Equity	12/31/2003 €	12/31/2002 €
A. Equity		
I. Capital Subscribed	14,703,996	11,849,118
II. Capital Surplus	59,291,294	53,710,300
III. Earnings Reserves		
1. Reserve for Treasury Stock	21,934	21,934
IV. Accumulated Deficit	(32,167,506)	(26,975,675)
	41,849,718	**38,605,677**
B. Accruals		
1. Other Accruals	1,980,495	3,330,800
	1,980,495	**3,330,800**
C. Liabilities		
1. Bonds, thereof Convertible € 63,400 (Prior Year: € 0)	151,800	74,800
2. Trade Accounts Payable	454,854	2,512,684
3. Liabilities to Companies in which Investments are Held Thereof Due after One Year € 2,000,000 (Prior Year: € 3,000,000)	3,000,000	5,000,000
4. Liabilities Due to Enterprises in which the Company Has a Participating Interest	4,265,675	516,200
5. Other Liabilities Due within One Year € 313,747 (Prior Year: € 283,002) Thereof for Taxes € 177,721 (Prior Year: € 151,489) Thereof for Social Security € 117,933 (Prior Year: € 131,512)	313,747	283,002
	8,186,076	**8,386,686**
D. Deferred Income	**9,719,571**	**4,315,556**
	61,735,860	**54,638,719**

Profit and Loss Statement in Accordance with German GAAP (HGB)

MorphoSys AG Financial Statements for the Period from January 1 to December 31, 2003 and 2002

	2003 €	2002 €
1. Sales	14,975,087	16,423,769
2. Cost of Sales	13,766,099	19,547,999
3. Gross Profit/(Loss) on Sales	1,208,988	(3,124,230)
4. Selling Expenses	608,039	2,567,295
5. General Administration Expenses	6,354,591	16,045,805
6. Other Operating Expenses	247,421	313,549
7. Other Operating Income	(100,551)	(190,482)
8. Expenses from Transfer of Losses	1,260,330	0
9. Expenses/(Income) from Other Short-term Securities	(994,231)	518,897
10. Other Interest and Similar Income (thereof € 755,938 from Affiliated Companies)	(974,366)	(440,592)
11. Result from Ordinary Activities	(5,192,245)	(21,938,702)
12. Extraordinary Income	0	25,000,000
13. Other Taxes	414	(225)
14. Net Gain/(Loss)	(5,191,831)	3,061,073
15. Loss Carried Forward	(26,975,675)	(30,036,748)
16. Accumulated Deficit	**(32,167,506)**	**(26,975,675)**

Corporate Governance

Declaration of Compliance with Regard to the German Corporate Governance Code

At the meeting on December 16, 2003, the Board of Management and the Supervisory Board approved the following Declaration of Compliance pursuant to sec. 161 of the German Act on Stock Corporations (AktG):

MorphoSys AG complies with all recommendations of the German Corporate Governance Code—in the version of May 21, 2003—with the following exceptions:

- The stock option program for the Board of Management does not provide a cap for unforeseen developments within the meaning of Code sec. 4.2.3, sent. 6.
- The present D&O insurance policy at MorphoSys AG does not include a deductible for Management and Supervisory Board members (Code sec. 3.8, para. 2).

Subsequent to the Declaration of Compliance of December 2002, MorphoSys AG complied with the recommendations of the November 26, 2002 version of the German Corporate Governance Code, with the following exception:

- Our D&O insurance policy included no deductible for Managing Directors and Supervisory Board members (Code sec. 3.8, para. 2).

Martinsried/Planegg, December 16, 2003
MorphoSys AG

For the Management Board:

Dr. Simon Moroney | Dave Lemus | Dr. Thomas von Rüden

For the Supervisory Board:

Dr. Gerald Möller
Chairman

Supervisory Board Report

In fiscal year 2003, the MorphoSys AG Supervisory Board carried out all its tasks and monitoring functions assigned to it by law and statute. In this capacity, the Supervisory Board advised and supervised the Management Board throughout the year. As part of its duties, the Management Board regularly informed the members of the Supervisory Board in both written and oral reports about the financial status and corporate developments of the Company, important Company transactions, and the strategic planning of the Company.

Supervisory Board Meetings and Committees

A total of seven Supervisory Board meetings were held during the year. In addition to these meetings, the Supervisory Board was promptly informed by the Management Board of all significant corporate events. Moreover the Chairman of the Supervisory and Management Boards maintained regular contact during the year, either by telephone or in personal discussions.

All events presented to the Supervisory Board were discussed in depth with the Management Board. In 2003, the main focus was on:
- Strategic planning, including the multiyear business plan
- The Company's own product development projects
- The annual budget for 2004
- Mergers and acquisitions

During the fiscal year 2003, two different committees were in existence: the Audit Committee and the Remuneration/Nomination Committee. The composition of the committees can be found on page 134. The Audit Committee met a total of four times during the year, and the Remuneration/Nomination Committee met once in 2003.

At the ordinary General Meeting on May 16, 2003, Prof. Jürgen Drews and Prof. Andreas Plückthun were reelected as members of the Supervisory Board. Both have many years of experience in the pharmaceutical and biotechnology industry as well as in the field of antibody technology. We are very pleased to have the continued support of both members and the benefit of their experience.

Corporate Governance and Declaration of Conformity

In the 2003 fiscal year, the Supervisory Board concerned itself with the implementation of the German Corporate Governance Code. Both the Management Board and the Supervisory Board consider themselves bound by the principles of good corporate governance. In accordance with item 3.10 of the German Corporate Governance Code, the Management Board also reports on Corporate Governance for the Supervisory Board on pages 48–53 of this Annual Report.

In December 2003, the Management Board and the Supervisory Board issued an updated declaration of conformity in accordance with Article 161 of the German Stock Corporation Act (AktG), which was promptly made available to shareholders on the Company's website. Save two exceptions, MorphoSys AG complies with all recommendations of the Government Commission German of the Corporate Governance Code valid at year-end.

Audit of the Annual Financial Statements

The auditor chosen at the 2003 ordinary General Meeting and appointed by the Audit Committee, Ernst & Young Deutsche Allgemeine Treuhand AG, Munich, audited the MorphoSys Group's annual financial statements and notes thereto, the Company's management report, the annual financial statements and notes to the annual financial statements of MorphoSys AG according to HGB (German accounting standards), and the Company's systems for internal control. The consolidated financial statements were audited according to German and U.S. standards. The auditors confirmed that the annual financial statements are an accurate and fair reflection of the financial situation, the results of business activity and the Group's cash flow for the fiscal year in accordance with U.S. GAAP. The auditors awarded an unqualified audit opinion. The consolidated financial statements according to U.S. GAAP were supplemented by a Group management report and further notes in accordance with Article 292a of the German Commercial Code (HGB). The submitted U.S. GAAP consolidated financial statements exempted the Company from the obligation to produce consolidated statements according to German law. This exemption was confirmed by the auditors.

The Management Board submitted the financial statements described above promptly and prior to the relevant Supervisory Board meeting. The annual financial statements were discussed in depth at the Supervisory Board meeting on February 20, 2004. The Company's auditors attended the Supervisory Board meeting, reported on the audit and fielded all questions from the Supervisory Board. Following the Supervisory Board's review of the annual financial statements and the recommendation of the Audit Committee, the Supervisory Board accepted the auditor's report and conclusions in accordance with Article 172 of the German Stock Corporation Act (AktG). After its final review, the Supervisory Board approved the financial statements without objection or amendments.

On behalf of my colleagues on the Supervisory Board, I would like to thank you, the Management Board and all employees, for your tireless commitment to the Company during the 2003 fiscal year.

Martinsried/Planegg, February 2004



Dr. Gerald Möller
Chairman of the Supervisory Board

MorphoSys Supervisory Board





Dr. Gerald Möller, Chairman
Heidelberg, Germany
Managing Director, HBM BioCapital Management GmbH, Heidelberg, Germany

Chairman of the Remuneration/ Nomination Committee

Member of the Supervisory Board of:
BioAgency AG, Germany (Chairman)
febit AG, Germany (Chairman)
MTM Laboratories AG, Germany (Director)
4sigma*, Bermuda (Chairman)
Ferraris Group plc*, U.K. (Director)
FIND Foundation for Innovative New Diagnostics*, Switzerland (Director)
Pelikan Technologies, Inc.*, U.S.A. (Chairman)

Prof. Dr. Jürgen Drews, Deputy Chairman
Feldafing, Germany and Naples, U.S.A.
Managing Director, Bear Stearns Health Innoventure Fund LLC

Member of the Remuneration/ Nomination Committee

Member of the Supervisory Board of:
Axxima Pharmaceuticals AG, Germany (Chairman)
GPC Biotech AG, Germany (Chairman)
TeGenero AG, Germany (Chairman)
Genaissance Pharmaceuticals, Inc.*, U.S.A. (Chairman)
Protein Design Labs, Inc.*, U.S.A. (Director)
Human Genome Sciences, Inc.*, U.S.A. (Director)

* Membership in comparable domestic and foreign supervisory boards of commercial enterprises









Dr. Daniel Camus
Paris, France
C.F.O. and Member of the Executive Committee, Electricité de France

Member of the Audit Committee

Member of the Supervisory Board of:
EnBW, Germany
Dalkia Holding*, France

Prof. Dr. Andreas Plückthun
Zurich, Switzerland
Professor of Biochemistry, University of Zurich

Dr. Jörg Reinhardt
Ehrenkirchen, Germany
Director Pharmaceutical Development and Member of the Executive Committee, Novartis AG

Member of the Remuneration/Nomination Committee

Dr. Geoffrey N. Vernon
Tavistock, U.K.
Executive Chairman, Ziggus Holding Ltd.

Chairman of the Audit Committee

Member of the Supervisory Board of:
Advanced Medical Solutions Ltd.*, U.K. (Chairman)
Ark Therapeutics Ltd.*, U.K. (Director)
Arrow Therapeutics Ltd.*, U.K. (Director)
Bionex Ltd.*, U.K. (Director)
Bioniche Pharma Group Ltd.*, Ireland (Chairman)
BMR Ltd.*, Ireland (Chairman)
Drug Abuse Sciences Ltd.*, U.S.A. (Director)
KetoCytonics Inc.*, U.S.A. (Chairman)
Medisys plc*, U.K. (Director)
Peptor Ltd.*, Israel (Chairman)
Talia Technologies Ltd.*, Israel (Director)
XTL Biopharmaceuticals Ltd.*, Israel (Chairman)

Glossary

A

Affinity
Binding strength between binding partners, e.g. antibody/antigen

Antibody
Proteins of the immune system that recognize antigens thereby triggering an immune response

Antibody library
A collection of genes that encode corresponding human antibodies

Antigen
Foreign substance stimulating antibody production; binding partner of antibody

Antigen binding site
Part of variable domains of antibodies responsible for antigen binding

C

CDR
Complementarity Determining Regions – part of the antibody that makes contact with target molecule and determines its specificity

E

E. coli
Escherichia coli; bacteria, often used as host cells

EMEA
European Medicines Evaluation Agency

EST
Expressed sequence tag

Expression
Conversion of genetic information in a corresponding protein

F

Fab fragment
Antibody fragment, comprises antigen-binding domain

FDA
Food and Drug Administration

FGFR-3
Fibroblast Growth Factor Receptor-3

Folding
Three-dimensional arrangement of protein chains; an event leading to that structural arrangement during expression

Fv
Antibody fragment; comprises both variable domains responsible for antigen binding

G

Gene
Part of DNA encoding a defined structure (e.g. a protein) or a function

Genome
Total DNA of an organism (genes, genetic signaling structures as well as additional DNA sections)

Genomics
Analysis of composition and interaction of genetic information

H

HuCAL®
Human Combinatorial Antibody Library. Proprietary antibody library enabling rapid generation of specific human antibodies for all applications

I

ICAM-1
Intercellular Adhesion Molecule-1

IHC
Immunohistochemistry – staining of tissues with specific antibodies

Immunization
Generation of antibodies by administering antigen

Immunoglobulin
See antibody

In vitro
In a test tube

In vivo
In a living organism

L

Library
Here—collection of a multitude of different molecules (gene library, peptide library, protein, especially antibody library) for screening and/or selection

Ligand
Binding partner

M

Mini-antibody
Multimeric antibody fragments formed by association of smaller antigen-binding fragments

Modularity
Structure formed by modular, interchangeable building blocks

Monoclonal antibody
Homogeneous antibody originating from a single clone, produced by hybridoma cell

P

Peptide
Short chain of amino acids

Phage
Abbreviation for bacteriophage, a virus that infects bacteria

Phage display technology
Screening technology; presentation of peptides/proteins of surface of phages

Phage genome
Collection of genes that form the genetic code of the phage

Phage library
Collection of phages presenting library of peptides/proteins on the surface

Protein
Polymer consisting of amino acids, e.g., antibodies, enzymes

Proteomics
Analysis of functions and interactions of proteins of an organism

R

R & D
Research and Development

Recombinant
Formed by (re)combination of parts of one or different starting DNA molecules

RTK
Receptor Tyrosine Kinase

S

Screening
Searching in libraries for molecules with desired properties

S,G & A
Sales, General and Administrative

Single-chain Fv
Antibody fragment; comprises both variable domains responsible for antigen binding fused as a single protein chain

Specificity
Property of e.g. antibodies to discriminate between different, but similar, antigens

T

Target
Target molecule for therapeutic intervention, e.g. on surface of diseased cell

TRIM
Trinucleotide Mutagenesis

Trinucleotide
So-called codon consisting of three nucleotides; corresponds on DNA level to amino acid

U

U.S. GAAP
Generally accepted accounting principles in the U.S.

Credo

Our Company's philosophy is people-focused.
Our strategy is long-term oriented and market-focused.
All our employees support these principles.

Our goal is to apply our expertise and technologies to build one of the world's leading biotechnology companies. The work of every single employee is important and contributes to increasing our Company's value. Together, we strive for economic success for both our Company and our business partners. We use our resources in a purposeful manner to be competitive and profitable, as well as to maintain the best standards of quality and technology. Clear and simple processes enable us to work fast and efficiently and be flexible in any situation.

We deal with all our business partners in a competent, respectful and honest way. We strive to surpass our customers' expectations. With our high-quality products we make a decisive contribution to our customers' success. By attending to the needs of our customers, personally and individually, we build long-term trusting relationships, thereby also ensuring our own success.

By encouraging a friendly and open Company climate, we create a motivating and pleasant working environment. Within our teams, as well as throughout the Company, we support and help each other in achieving our goals. Honesty, trust and respect are the basis of our corporate culture. We judge our actions self-critically. We commit to both giving and accepting constructive criticism and suggestions, as well as to expressing genuine praise. Information is exchanged as completely and directly as possible. Questions are addressed objectively and without bias; decisions are communicated openly, at an early stage and with appropriate



explanation. We contribute to the Company's progress with commitment and a readiness to learn. We assume responsibility for our actions. Further development and training are actively promoted and supported. The personal situations and social interests of each member of staff are taken into consideration. Our managerial staff provides support and backing, affords the greatest possible freedom for the execution of tasks, and acts in an exemplary manner.

We commit to acting responsibly and to adopting all necessary measures in order to protect the safety of our employees and the environment. With an open communications policy, we create confidence and trust in our interaction with the public.

Our commercial activities are directed towards developing competitive products and increasing our Company's value for the benefit of our shareholders, while paying appropriate, performance-related salaries and securing jobs. We have the courage to make decisions and to address and actively deal with our differences. Assumption of individual responsibility and acting on one's own initiative are important qualities that are encouraged of all our employees. We deal with mistakes constructively, in order to learn from them and thus permanently improve the quality of our work.

This credo defines the spirit of MorphoSys; it provides us with objectives and orientation, is a binding provision for all our actions, and can be called upon by every single member of staff at any time.

Imprint

MorphoSys AG
Lena-Christ-Str. 48
82152 Martinsried/Planegg
Germany
Telephone: +49-89-89927-0
Fax: +49-89-89927-222
www.morphosys.com

Corporate Communications:
Dave Lemus
Chief Financial Officer
Telephone: +49-89-89927-439
Fax: +49-89-89927-5439
E-mail: investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Telephone: +49-89-89927-122
Fax: +49-89-89927-5122
E-mail: gutjahr-loeser@morphosys.com

Mario Brkulj
PR Specialist
Telephone: +49-89-89927-454
Fax: +49-89-89927-5454
E-mail: brkulj@morphosys.com

Concept and Design
3st kommunikation GmbH, Mainz

Photos
Inge Miczka (3st kommunikation)
Sigrid Reinichs, Munich
Stefan Wildhirt, Offenbach

Printer
Societäts Druckerei GmbH, Frankfurt am Main

Highlights 2003

MorphoSys and Boehringer Ingelheim Sign Cross-Licensing Agreement
Under the agreement, MorphoSys obtained the exclusive worldwide license to Boehringer Ingelheim patents for the development and sale of therapeutic and diagnostic antibodies against ICAM-1. In return, Boehringer Ingelheim will receive exclusive licenses for therapeutic antibodies against two undisclosed target molecules.

MorphoSys und Schering Announce Successful Results from their Collaboration
Working under the collaboration, MorphoSys selected and optimized antibodies against a Schering oncological target molecule. These antibodies had previously showed effectiveness in an *in vitro* test system and showed specific accumulation in tumor tissue in tumor localization studies with mice.

Boehringer Ingelheim

January | February | July





Bayer Purchases an Exclusive License for a HuCAL® Antibody
This antibody targets an undisclosed solid tumor target molecule. The acquisition of an exclusive license is Bayer's second licence from MorphoSys.

MorphoSys and Lonza Biologics Sign Manufacturing Agreement
The term of the contract is five years and provisions in the contract guarantee MorphoSys access to Lonza's antibody manufacturing capacities. The agreement comprises future development projects both for MorphoSys' own antibody projects and for antibodies from collaborations.

MorphoSys Achieves Third Milestone in Centocor-Collaboration
MorphoSys generated several antibodies against a Centocor target molecule in the inflammatory diseases indication. The antibodies, which were systematically optimized by MorphoSys, met all eight predefined success criteria, and thus triggered the milestone.

First Promising Results from Pre-clinical Studies for MOR101 and MOR102
MorphoSys presented first promising results from animal models for MOR101 und MOR102 during a conference in Japan.

Therapeutic Antibody Collaboration with Pfizer
The potential value to MorphoSys in committed funding and potential developmental milestone payments is estimated to be in excess of US$ 50 million, not including royalties.



October

November

December



The Granting of the HuCAL® EST Patent in the U.S.A.
MorphoSys issued U.S. Patent for HuCAL® EST technology. The technology is currently employed in several of MorphoSys' collaborations with partners.

Progress in Alzheimer-Cooperation with Roche
MorphoSys and Roche presented successful and promising animal data from their collaboration on Alzheimer's disease at the "33rd Annual Meeting of the Society for Neuroscience" in New Orleans, U.S.A.

Financial Calendar

February 26, 2004	Year End 2003 Results Analyst Meeting and Press Conference Frankfurt/Germany
April 29, 2004	Three Months' Report Publication
May 11, 2004	Annual Shareholders' Assembly Munich/Germany
July 29, 2004	Six Months' Report Publication
October 28, 2004	Nine Months' Report Publication



Annual Shareholders' Meeting 2004



MorphoSys
Engineering the Medicines of Tomorrow

- Reading Translation -

MorphoSys AG
Lena-Christ-Strasse 48
82152 Martinsried/Planegg
Security Code Number: MOR/ 663200
ISIN:DE0006632003

Invitation to the Annual Shareholders' Meeting 2004

We hereby invite the shareholders of our Company to the Annual Shareholders' Meeting which is taking place on Tuesday, May 11, 2004 at 1 p.m., in the Forum Hotel München, Hochstraße 3, 81669 Munich.

Agenda

1. **Presentation of the confirmed annual financial statements as of December 31, 2003, the management report together with the consolidated financial statements, the consolidated management report and the report of the Supervisory Board for the business year 2003.**

2. **Formal approval on behalf of the Board of Management**

   The Board of Management and the Supervisory Board recommend to formally approve the activities of the Board of Management in the business year 2003.

3. **Formal approval on behalf of the Supervisory Board**

   The Board of Management and the Supervisory Board recommend to formally approve the activities of the Supervisory Board in the business year 2003.

4. **Election to the Supervisory Board**

   Pursuant to sec. 96 para. 1 AktG and sec. 8 para. 1 of the Company's articles the Supervisory Board comprises only members elected by the shareholders. The shareholders are not bound to election proposals.

Pursuant to the resolution of the shareholders' resolutions from July 21, 1999, July 5, 2001 and June 6, 2002, the term of office of the supervisory board members Dr. Gerald Möller, Dr. Geoffrey Vernon, Dr. Jörg Reinhardt and Dr. Daniel Camus ends on the date of this Annual Shareholders' Meeting. Therefore, the Supervisory Board recommends to reelect Dres. Möller, Vernon and Camus and to elect Dr. Metin Colpan, chemist, Essen, as new supervisory board member. Their appointment shall be valid for the time until the end of the Annual Shareholders' Meeting which resolves on the formal approval on behalf of the Supervisory Board regarding the third business year after the beginning of their term of office (Annual Shareholders' Meeting 2008). In this regard, the business year 2004 shall not be counted. Dres. Möller, Vernon, Camus and Colpan are members of the supervisory boards in the following other companies, respectively members in the following comparable foreign supervisory boards:

Dr. Möller: 4sigma, febit AG, Pelikan Technologies Inc., Bio Agency AG, MTM Laboratories AG, Ferraris Group plc, FIND Foundation for Innovative Diagnostics;

Dr. Vernon: Advanced Medical Solutions Ltd., Ark Therapeutics Ltd., Arrow Therapeutics Ltd., Bionex Ltd., Bioniche Pharma Group Ltd., BMR Ltd., Drug Abuse Science Ltd., KetoCytonics Inc., Medisys plc, Peptor Ltd., Talia Technologies Ltd., XTL Biopharmaceuticals Ltd.;

Dr. Camus: EnBW AG, Dalkia Holding;

Dr. Colpan: Qiagen N.V., Venlo, Netherlands, Ingenium Pharmaceuticals AG, Martinsried, GPC Biotech AG, Martinsried, Omnitron AG, Griesheim.

5. **Creation or Increase of the Authorized Capital I in sec. 5 para. 5 of the Articles, amendment of the Articles**

   a) The existing Authorized Capital I in the amount of EUR 3,441,327.00 provided in sec. 5 para. 5 of the Articles authorizes the Board of Management to increase the Company's share capital during the time period until April 30, 2008, by issuing up to 1,137,109 young bearer shares for contribution in cash and/or in kind on one or several occasions. This capital increase is subject to the approval of the Supervisory Board. Moreover, the Board of Management may exclude the pre-emptive rights of the shareholders under the following conditions:

      aa) in case of a capital increase in cash, to the extent such exclusion is necessary to avoid fractional shares; or

      bb) in case of a capital increase in kind, to the extent the young shares are used for the acquisition of companies, shareholdings in companies,

patent, licenses or other industrial property rights, or of assets which constitute in their entirety a business; or

cc) in case of a capital increase in cash, to the extent young shares shall be placed at a stock exchange in context with a listing.

b) The Board of Management and the Supervisory Board propose (i) to increase this Authorized Capital I by an amount of EUR 2,470,272.00 to EUR 5,881,599.00 under the conditions provided in sec. 5 para. 5 of the Articles and to (ii) extend the authorization to increase the share capital to April 30, 2009. Sec. 5 para. 5 sen. 1 of the Articles shall be modified as follows:

"With the Supervisory Board's approval, the Board of Management is authorized to increase the share capital during the time period until April 30, 2009 by issuing young bearer shares for contribution in cash and/or kind on one or several occasions, however by not more than EUR 5,881,599.00 and not more than 1,960,533 young bearer shares (Authorized Capital I)."

In all other respects, sec. 5 para. 5 of the Articles and the possibility to completely or partially exclude the pre-emptive rights shall remain unmodified.

6. **Creation or increase of the Authorized Capital II in sec. 5 para. 6 of the Articles, amendment of the Articles**

a) Sec. 5 para. 6 of the Articles provides an Authorized Capital II, which - upon approval of the Supervisory Board - authorizes the Board of Management to increase the Company's share capital in cash during the time period until April 30, 2008 by up to EUR 1,293,951.00 and by issuing up to 431,317 young bearer shares (Authorized Capital II). The pre-emptive rights of the shareholders can be fully excluded if (i) fractional shares are avoided and/or (ii) the issuance price of the young shares is not substantially below the stock exchange price of listed shares of the same kind at the time of the final fixing of the issuance price. By observing the legal provisions provided in sec. 186 para. 3 sen. 4 AktG, this Authorized Capital II shall be amended in accordance with the Company's increased share capital.

b) In context with a further issuance of young shares and by excluding the shareholders' preemptive rights, the Company intends to use the existing Authorized Capital II in total or in part before the date of the Annual Shareholders' meeting. Depending on the amount of the usage of the Authorized Capital II, the Board of Management and the Supervisory Board propose to pass the following alternative resolutions:

aa) *Alternative 1:*

In the event that the existing Authorized Capital II in the amount of EUR 1,293,591.00 has been completely used before the Annual Shareholders' Meeting and the corresponding capital increase has been accomplished until that date and has been registered into the Commercial Register, the Board of Management and the Supervisory Board recommend to create a new Authorized Capital II in the amount of up to EUR 1,599,792.00 under the conditions provided in sec. 5 para. 6 of the Articles and – subject to the Supervisory board's consent - to authorize the Board of Management to issue up to 533,264 young shares until April 30, 2009. Sec. 5 para. 6 sen. 1 of the Articles has then to be amended as follows:

" Upon approval of the Supervisory Board, the Board of Management shall be authorized to increase the Company's share capital until April 30, 2009 by up to EUR 1,599,792.00 and by issuing up to 533,264 young bearer shares (Authorized Capital II)."

bb) *Alternative 2:*

In the event that the Authorized Capital II has been only partially used before the date of the Annual Shareholders' Meeting and only a corresponding partial increase of the Authorized Capital II has been accomplished before this date and has been registered into the Commercial Register, the Board of Management and the Supervisory Board propose to increase the then existing Authorized Capital II under the conditions provided in sec. 5 para. 6 of the Articles up to the maximum amount legally allowed pursuant to sec. 186 para. 3 sen. 4 Stock Corporation Act and to extend the authorization to issue young shares up to the maximum amount until April 30, 2009. The wording of the Articles in sec. 5 para. 6 sen. 1 has to be amended in accordance with the relevant figures resulting from the preceding sentence.

cc) *Alternative 3:*

In the event that the Board of Management has not used its authorization to issue young shares from the Authorized Capital II until the Annual Shareholders' Meeting, the Board of Management and the Supervisory Board propose to increase the Authorized Capital II at the Conditions mentioned in sec. 5 para. 6 of the Articles by EUR 176,448.00 to EUR 1,470,399.00 and to extend the authorization to increase the share capital to April 30, 2009. Consequently, sec. 5 para. 6 sen. 1 of the Articles shall be amended as follows:

" Upon approval of the Supervisory Board, the Board of Management shall be authorized to increase the Company's share capital until April 30, 2009 by up to EUR 1,470,399.00 and by issuing up to 490,133 young bearer shares (Authorized Capital II)."

c) In all other respects, sec. 5 para. 6 sen. 2 and 3 of the Articles and the authorization to exclude the preemptive rights in total or in part shall remain unmodified.

7. **Increase of the Conditional Capital V in sec. 5 para. 6 d of the Articles, amendment of the Articles**

a) By virtue of a resolution of the Annual Shareholders' Meeting from May 16, 2003 in its topic 9 and with the approval of the Supervisory Board, the Board of Management was authorized to conditionally increase the share capital of the Company on one or several occasions by up to EUR 334,341.00 by issuing up to 111,447 bearer shares with no nominal value. The conditional capital increase shall serve the purpose to grant 111,447 option rights with a lifetime of not more than ten years to employees of the Company and of their affiliates within the meaning of sec. 15 AktG. The authorization to issue up to 111,447 option rights shall terminate on April 30, 2008. Each option right shall convey the right to acquire one share without nominal value of the Company by virtue of the exercise of the option right. Furthermore, this resolution provides the following:

aa) The option rights may only be acquired by employees of the MorphoSys group in Germany and abroad (these persons are herein referred to as "Beneficiaries"). The circle of the Beneficiaries and the amount of the option rights to be issued in the individual case shall be determined by the Board of Management. Moreover, the stock option plan shall provide the following: The option rights shall be offered to the Beneficiaries on an annual basis. Each offer shall be submitted with an acceptance period of up to one month and during a current business year (acquisition period). In accordance with the option conditions, the option rights may be transferable or not transferable. In general, the option right may only be exercised as long as the Beneficiary's employment agreement with the MorphoSys group has not been terminated. In the case of death, of retirement, incapacity to work, of a mutual termination agreement or any other termination, or in the case of the exclusion of a company from the MorphoSys group, special rules may be provided in the option conditions. The strike price for the acquisition of one young share shall correspond to the average stock price of a MorphoSys share in the final auction of the

Relevant Trading Market on the Frankfurt Stock Exchange on the last five trading days prior to the resolution on the issuance of the option rights. Sec. 9 para. 1 AktG shall not be modified. In accordance with the option conditions, the option right may be exercised no sooner than two years after the issuance date (waiting period). Moreover, the option right may only be exercised if the stock price of a MorphoSys share on the stock exchange in Frankfurt has amounted to more than 120 % of the strike price on at least one trading day (performance goal).

With the approval of the Supervisory Board, the Board of Management may resolve on further details of the option conditions, of the issuance and contents of the option rights and of the procedure of exercising such rights.

bb) The Company's share capital shall be conditionally increased by up to EUR 334,341.00 and by issuing up to 111,447 young bearer shares with no nominal value and for the purpose to grant option rights to the Beneficiaries in accordance with para. aa and the option conditions. The young shares shall be issued at the strike price and the conditions as to be assessed pursuant to para. a. The conditional capital increase shall be only accomplished to the extent as option rights are issued and the beneficiaries make use of their rights to acquire young shares. The young shares shall participate in the profits of the Company beginning from the year, for which a shareholders' resolution on the distribution of the profits has not yet been passed at the time of their issuance.

b) The Board of Management and the Supervisory Board propose (i) to increase this Conditional Capital V and its respective authorization to issue up to 111,447 option rights to employees of the Company and to its affiliates by EUR 176,448.00 to EUR 510,789.00 respectively by 58,816 to 170,263 option rights under the conditions resolved in topic 9 of the Annual Shareholders Meeting from May 16, 2003, and (ii) to extend the authorization to issue option rights to April 30, 2009, and (iii) to amend sec. 5 para. 6 d sen. 1 and 2 of the Articles as follows:

" The share capital of the Company is conditionally increased by a further amount of EUR 510,789.00, divided into up to 170,263 shares without nominal value (Conditional Share Capital V). The conditional share capital increase shall be only accomplished to the extent that owners of option rights, which are granted by the Company until April 30, 2009, by virtue of the authorizations of the Annual Shareholders Meeting of June 6, 2002, May 16, 2003, and May 11, 2004, make use of their exchange rights."

c) In all other respects, sec. 5 para. 6 d of the Articles shall remain unmodified.

8. **Prolongation of the authorization to issue option rights to shares from the Conditional Share Capital II a, amendment of the Articles**

a) Sec. 5 para. 6 a of the Articles contains a Conditional Share Capital II a in the amount of EUR 530,250.00, which allows the issuance of shares to the extent that owner of option rights ("stock options"), which have been granted by the Company until July 20, 2004 by virtue of the authorization of the shareholders' resolution from July 21, 1999, exercise their exchange rights. Sofar, 157,650 not yet exercised stock options have been granted in context with the Conditional Share Capital II a. With regard to 19,100 stock options, which are still available, the authorization for their issuance shall be extended for the time period from July 21, 2004 until April 30, 2009 on the basis of the conditions which generally apply to the employees' stock option plans established by the Company.

b) Therefore, the Board of Management and the Supervisory Board propose to pass the following resolution:

aa) The authorization to issue up to 19,100 option rights to shares from the Conditional Share Capital II a shall be extended for the time period from July 21, 2004 until April 30, 2009. From these option rights, 9,374 stock options can be granted to members of the Board of Management and 9,726 option rights to employees of MorphoSys group in accordance with the conditions resolved in topic 7 of this shareholders' meeting. For this purpose, the Conditional Share Capital II as provided in sec. 5 para. 6 a of the Articles shall be divided into a Conditional Share Capital II aa in the amount of EUR 472,950.00, which shall allow the grant of stock options until July 20, 2004, and into a Conditional Share Capital II bb in the amount of EUR 57,300.00, which shall allow the grant of stock options during the time period from July 21, 2004 until April 30, 2009.

bb) Sec. 5 para. 6 a sen. 2 of the Articles shall be correspondingly amended as follows:

" The conditional share capital increase shall be effected (i) in an amount of EUR 472,950.00 (Conditional Share Capital II aa) only to the extent as owners of option rights, which have been granted by MorphoSys AG until July 20, 2004 by virtue of the authorization of the Shareholders' Meeting from July 21, 1999, exercise their exchange rights, and (ii) with regard to an amount of EUR 57,300.00 (Conditional Share Capital II bb) only to the extent that owners of option rights, which have been granted by

MorphoSys AG during the time period from July 21, 2004 until April 30, 2009 by virtue of the authorization of the Shareholders' Meeting from May 11, 2004, exercise their exchange rights."

In all other respects, sec. 5 para. 6 a of the Articles shall remain unmodified.

9. **Amendment of the Articles of Association**

The Supervisory Board and the Board of Management recommend to modify sec. 4 of the Articles (publications) in accordance with the new version of the legal provisions provided in sec. 25 sen. 1 of the German Stock Corporation Act as follows:

" The Company's publications shall be announced in the electronic Federal Gazette of the Federal Republic of Germany."

10. **Resolution on the extension of the authorization to acquire own shares pursuant to sec. 71 para. 1 no. 8 AktG**

Pursuant to sec. 71 para. 1 no. 8 AktG, the Board of Management and the Supervisory Board recommend to pass the following resolution by which the authorization to acquire own shares in accordance with the resolution of the Annual Shareholders Meeting from May 16, 2003, shall be renewed under the following conditions:

The Company shall be authorized to acquire own shares in an amount of up to 10 % of the existing share capital. This authorization shall terminate on October 31, 2005. The own shares may not be bought for trading purposes and shall be acquired over the stock exchange. In this regard, the acquisition price may not be higher or lower than 10 % of the average stock price during the three preceding trading days in the final XETRA-auction on the Frankfurt Stock Exchange. Together with the own shares which the Company has already acquired and is still in position thereof, the own shares which are acquired by virtue of the authorization pursuant to sec. 71 para. 1 no. 8 AktG may not exceed 10 % of the existing share capital of the Company.

The shares which are acquired by virtue of this authorization may also be sold in another way than over the stock exchange if the sale price of the acquired own shares is not substantially below the stock exchange price of the shares of the Company of the same kind at the time of the sale. In such case, the amount of the shares to be sold together with young shares or option- and/or convertible bonds which are issued by virtue of an authorization to increase the share capital without pre-emptive rights pursuant to sec. 186 para. 3 sen. 4 AktG may not exceed in total a limit of 10 % of the existing share capital. If these conditions are fulfilled, the shareholders' pre-emptive rights resulting from the young shares may be excluded.

The Board of Management shall be especially authorized to sell the acquired own shares against cash outside the stock exchange and by the exclusion of pre-emptive rights in accordance with the preceding paragraph if this is accomplished for the purpose (i) to acquire other companies or shareholdings in companies or assets or intellectual property rights or (ii) to offer acquisition rights to the Board of Management or employees of the MorphoSys group. In these cases, the pre-emptive rights resulting from the young shares may also be excluded. To the extent the young shares shall be used for the existing employees' participation scheme of the Company, up to one third of the shares may be allocated to members of the Board of Management and up to two third of the shares to employees. With regard to performance goals, acquisition, exercise and waiting periods, the conditions set out in para. 7 of this Agenda shall apply accordingly. Furthermore, upon the approval of the Supervisory Board, the Board of Management is authorized to redeem the own shares without a special shareholders' resolution.

11. Remuneration of the Supervisory Board

The Board of Management and the Supervisory Board recommend to pass the following resolution:

a) For the business year 2004 the Supervisory Board shall receive the following cash remuneration:

aa) an annual board membership flat fee in the amount of EUR 22,000.00 for the chairman, of EUR 17,000.00 for the vice chairman and EUR 12,000.00 for the other board members (each plus VAT, if any);

bb) in addition, EUR 3,000.00 (plus VAT if any) to the chairman per board meeting chaired and EUR 1,500.00 (plus VAT, if any) to the other board members per board meeting attended;

cc) in addition, the chairman of an established committee shall receive EUR 3,000.00 and the other committee members EUR 1,500.00 (each plus VAT, if any);

dd) in addition, the members of the audit committee shall receive an amount of EUR 1,000.00 each (plus VAT, if any) per committee meeting attended and the members of the remuneration and nomination committee an amount of EUR 500.00 each (plus VAT, if any) per committee meeting attended.

b) The supervisory board members shall receive the cash remuneration proposed in para. a also in the following business years unless the Shareholders resolve otherwise.

12. Appointment of the auditors for the business year 2004

The Supervisory Board recommends to appoint Ernst & Young, Auditing Company AG, Arnulfstraße 126, 80636 Munich, as auditors for the business year 2004.

Participation in the shareholders' meeting

Pursuant to sec. 17 para. 1 of the Articles, the shareholders, depositing their shares until Tuesday, May 4, 2004, at the latest at one of the subsequently described places during the usual business hours and leaving their shares at these places until the end of the shareholders' meeting, are entitled to participate in the shareholders' meeting and to exercise their voting rights in the shareholders' meeting.

The shares may be deposited with the Company, Lena-Christ-Strasse 48, 82152 Martinsried/Planegg, with a German notary, with a securities clearing and deposit bank or with a German branch of Deutsche Bank AG.

With the approval of the depositing office, the shares may also be deposited with another bank if they are held in a block account until the end of the shareholders' meeting. In case the shares are deposited with a notary or a securities clearing and deposit bank, the certificate of deposition has to be submitted to us until Wednesday, May 5, 2004, at the latest.

Voting by proxy

The shareholder may exercise his voting right in the shareholders' meeting also by a person whom he authorized in text form (e.g. the depositing bank, an association of shareholders or another person of his trust).

The Company offers to its shareholders to be represented in the shareholders' meeting by proxies nominated by the Company itself. These proxies can be authorized in text form and shall vote in accordance with the delivered instructions. A proxy form will be send to the shareholders upon order of the entrance ticket. To validly authorize the proxy, we kindly ask you to order an entrance ticket and to complete the proxy form enclosed therewith and to return these documents until May 10, 2004 to the post address indicated below. Corresponding instructions are also available to shareholders on the Company's homepage under: www.morphosys.com - Investors - Shareholders' assembly.

During the shareholders' meeting, the proxy may be reached for instructions and modifications thereof until the end of the general debate under the facsimile number +49 (0)89-899 27-53 33.

Questions and counter motions

Questions and counter motions regarding the shareholders' meeting shall be submitted to the following address:

MorphoSys AG
Investor Relations
Lena-Christ-Strasse 48
82152 Martinsried/Planegg

Motions by shareholders together with a statement of the Company (if necessary) will be published by the Company immediately after receipt on its internet: www.morphosys.com - Investors - Shareholders' assembly. All motions to the topics of the general assembly which are submitted until April 27, 2004 (0.00 p.m.) will be taken care of.

Place: Martinsried

Date: April 2004

MorphoSys AG

Board of Management

Report of the Board of Management of MorphoSys AG to the shareholders with regard to topics 5, 6, 7 and 10

1. **Report to topic 5 pursuant to secs. 203 para. 2 sen. 2, 186 para. 4 AktG**

   An adequate amount of share capital and capital surplus is the basis of the Company`s ongoing development in the cost-intensive market of biotechnology. It must be ensured in the future that the Company can take the necessary measures to obtain further capital at any time under the current market situations. In order to comply with the Company's needs for share capital, the existing authorized capital as provided in sec. 5 para. 5 of the Articles shall be increased by EUR 2,470,272.00 to EUR 5,881,599.00. Therefore, the Board of Management shall be allowed to flexibly dispose of further shares of the Company in accordance with the provisions legally provided in sec. 202 para. 3 AktG. With regard to the capital increase in cash, the exclusion of the shareholders' pre-emptive rights pursuant to para. aa of topic 5 a is only necessary to avoid fractional shares. In this respect, the exclusion of the pre-emptive rights is proposed for practical purposes. With regard to the capital increase in kind, the exclusion of the pre-emptive rights pursuant to para. bb of topic 5 a is necessary to achieve the aims pursued by this capital measure itself. The Company shall be enabled to continue to expand by the acquisition of companies, shares of companies or assets (e. g. intellectual property rights) which are of special importance, and to strengthen its competitiveness. An essential part of the Company's intellectual property rights are the "HuCAL® bibliotheques", for the establishment and usage of which the Company itself needs certain license rights to be granted by third parties. Thus, in the current business year the acquisition of license rights which were of special importance to the Company's business have been acquired from XOMA Ireland Ltd. by virtue of a capital increase in kind and by the exclusion of the shareholders' pre-emptive rights. In a framework agreement with Cambridge Antibody Technology Ltd., UK, from December 2002, the acquisition of license rights has also been agreed as consideration for young shares and with the exclusion of the shareholders' pre-emptive rights. In context with the promise to issue to Cambridge Antibody Technology Ltd. a shareholding in the Company by virtue of a capital increase in kind, it was achieved to terminate a long lasting and cost intensive legal dispute by protecting the Company's cash resources. To enable the Company to enter into concrete other agreements which are comparable with that concluded with XOMA Ireland Ltd., the proposed increase of the Authorized Capital I is necessary. Only thereby the acquisition of shareholdings and intellectual property rights which are especially necessary for the improvement of the Company's market position can be achieved in a manner which protects the Company's liquidity resources. It would not be possible for the Company to finance such acquisitions with cash payments only. This

especially applies when licensors or sellers insist on the potentially more favorably issuance of shares as consideration which has then to be awarded on their behalf. The possibility to use own shares as acquisition currency allows the Company to take advantage of arising acquisition opportunities in a fast and flexible manner. The exclusion of pre-emptive rights in such cases is necessary since these acquisitions have to be accomplished in a short time period and can generally not be approved by the Annual Shareholders' Meeting which regularly takes place only once a year. The possibility to exclude the pre-emptive rights pursuant to para. cc of topic 5 a shall allow the further issuance of shares of the Company in domestic and foreign stock exchanges as soon as the market conditions will again admit the issuance of young shares. The preservation of the shareholders' pre-emptive rights would lead to considerable technical difficulties when the young shares are issued and would prevent the Company from achieving the best possible issuance price. The exclusion of the pre-emptive rights shall especially create the basis for a NASDAQ-listing. For this purpose, it shall ensure a reasonable placing volume and the best possible issuance of the young shares. A broad and international financial basis will protect the Company against market volatility and may neutralize local changes of capital costs. An international structure of investors improves liquidity, reduces the dependence on single investors and makes hostile takeovers more difficult. Furthermore, a listing in the USA improves the potential for acquisitions by virtue of stock swaps.

2. **Report to topic 6 pursuant to sec. 186 para. 4 AktG**

The creation or increase of the Authorized Capital II which is proposed in this topic shall enable the Board of Management to exclude the shareholders' pre-emptive rights upon approval with the Supervisory Board pursuant to sec. 186 para. 3 sen. 4 AktG, if the issuance price of the young shares is not substantially lower than the stock price of listed shares of the same kind at the time of the final assessment of the issuance price. This legally provided exclusion of the pre-emptive rights shall enable the Board of Management to use favorable market conditions on a short term basis in order to achieve the highest possible issuance price by a price fixing which reflects the market conditions and which results in the best possible promotion of the Company's equity. The amount of the Authorized Capital II observes the legally provided limits in sec. 186 para. 3 sen. 4 AktG pursuant to which the pre-emptive rights may be excluded if the capital increase in cash does not exceed 10 % of the share capital. In addition, the exclusion of pre-emptive rights with regard to fractional shares allows to use "round figures" and to facilitate the accomplishment of capital increases. Since the Company may totally or partially use the existing Authorized Capital II as already provided in sec. 5 para. 6 of the Articles before the Annual Shareholders' Meeting scheduled on May 11, 2004 and since the Company's

share capital in the existing amount of EUR 14,703,996.00 may be further increased by up to EUR 1,293,951.00 up to EUR 15,997,947.00, three alternative proposals are submitted in topic 6, whereas each of these proposals comply with the provisions provided in sec. 186 para. 3 sen. 4 AktG.

3. **Report to topic 7 and 8**

The proposed increase of the Conditional Capital V shall serve the following purpose:

It corresponds to international and national practice to grant to employees option rights for the acquisition of shares of their company and to create a special incentive and a special commitment of these persons. By the exercise of these option rights, they shall be allowed to profit from the success of their employment, which is also in the interest of the Company and its shareholders. It is the Company's intent to continue this practice and to ensure its attraction to existing and future employees. The option rights shall be the instrument for this participation scheme and shall be offered to the beneficiaries. To secure the rights which are connected to these option rights, a Conditional Share Capital V in the amount totaling EUR 510,789.00 is proposed. Consequently, together with the already existing conditional capitals in sec. 5 paras. 4 and 6 a of the Articles, an amount of almost 10 % of the share capital existing at the time of the resolution can be used for the issuance of naked warrants to employees. This corresponds to the legal provisions set out in sec. 192 para. 3 sen. 1 AktG. By virtue of the performance goals as provided in the authorization, the benefits for the beneficiaries resulting from the option rights are connected to the continuing success of the MorphoSys-group. The right to acquire young shares can only be exercised after a waiting period of two years beginning after the issuance of the option rights and only then if the performance goals which are defined in the proposed resolution are achieved.

4. **Report to topic 10 pursuant to secs. 71 para. 1 no. 8, 186 para. 4 AktG**

In accordance with sec. 71 para. 1 no. 8 AktG, the proposed renewal of the authorization allows the Company to acquire own shares up to an amount of 10 % of the share capital of the Company at a price which may not be higher or lower than 10 % of the average market price during the three trading days prior to the acquisition of own shares. Together with other treasury stock which the Company has already acquired and is still in position thereof, the own shares, which are acquired by virtue of this authorization, may not exceed 10 % of the Company's share capital. It is not allowed to acquire the own shares for trading purposes. The acquired own shares may be resold over the stock exchange or may be redeemed, which then produces the consequence that the share capital of the Company will be reduced hereby.

Moreover, the proposed authorization provides that the acquired shares may be resold against cash in a different way than over the stock exchange if in accordance with the sec. 186 para. 3 sen. 4 AktG the sale price is not substantially lower than the stock exchange price of the Company's shares at the time of the sale. This authorization enables the Board of Management to flexibly use the Company's equity by observing the shareholders' interests under the current market conditions. In this case it corresponds to the relevant legal provisions that the total amount of the shares may not exceed 10 % of the Company's share capital. In this context, also existing authorizations to issue shares from authorized capital without pre-emptive rights pursuant to sec. 186 para. 3 sen. 4 AktG shall be taken into consideration.

Furthermore, the proposed authorization allows the Company to acquire own shares for the purpose to use them as counter-value for the acquisition of companies, parts of companies or of shareholdings in companies. The extension of the Company's business by acquisitions or mergers regularly demands quick decisions. It is in the interest of the Company and its shareholders that on the basis of the proposed authorization the Board of Management can flexibly react with regard to advantageous offers and opportunities in the national and international markets and can use the opportunities to expand the Company's business by the acquisition of companies or shareholdings by virtue of the issuance of young shares.

Finally, the proposed authorization enables the Company to complete its employees' participation scheme by the issuance of option rights to treasury stock. In accordance with applicable law, these rights to treasury stock are subject to the same conditions which are provided for the issuance of naked warrants pursuant to sec. 193 para. 2 no. 3 AktG. In this regard, reference is made to the management report to topic 9 of this Annual Shareholders Meeting.

Place: Martinsried/Planegg

Date: April 2004

MorphoSys AG

Board of Management



Financial Report for the Quarterly Period Ended March 31, 2004

morphosys

Engineering the Medicines of Tomorrow

Contents

MorphoSys Group: Three Months' Financial Report 2004

Dear Shareholders,

The year 2003 proved to be very successful for MorphoSys and I am pleased to report this progress continues in the first quarter results of 2004.

Following the Company's first-ever profitable quarter last year, MorphoSys was again able to report a net profit in 2004. With a first quarter profit of EUR 0.5 million, MorphoSys has posted it's second consecutive profitable quarter. This achievement represents an important step towards the goal of a positive EBITDA for the year 2004.

Progress from new and existing partnerships also continued in the first quarter of 2004. As an example, in January 2004, GPC Biotech made a payment to MorphoSys in order to extend its license from MorphoSys for a HuCAL® antibody to treat certain types of leukemia. GPC Biotech has stated they expect to commence clinical trials of this antibody in the second half of 2004 - potentially the first MorphoSys-generated antibody to go into human clinical trials.

Also in January, MorphoSys and Bayer Healthcare signed a cross-licensing agreement. Under the agreement, MorphoSys obtained rights to use Bayer's human cell line HKB 11 for the production of HuCAL® antibodies for use in research projects, with an option to use the cell line in commercial antibody production. In exchange, Bayer will switch over from its existing HuCAL® library, to the newer HuCAL GOLD® version.

In March 2004, Centocor Inc., a subsidiary of the U.S. based pharmaceutical group Johnson & Johnson, commenced a new therapeutic antibody program in the indication area of autoimmune diseases. Additionally, the fourth milestone from the cooperation with Centocor was reported. Under the two companies existing collaboration, Centocor presently has three exclusive licenses from MorphoSys to develop therapeutic antibodies.

During the first quarter MorphoSys also announced the formation of a new antibody business unit, "Antibodies by Design". The unit was launched with the aim of leveraging the Company's proprietary HuCAL® technology into other, non-therapeutic applications. With more than one hundred orders since its foundation in May 2003, the unit is well on its way to contributing to MorphoSys' growth, and provides some indication of the significant potential inherent in this market segment.

On the back of these good news, the Company's share price has risen by 70% during the first quarter, and we hope the strong operational progress being made continues to be reflected in our share price development looking ahead.

Thank you for your continued confidence and support in our Company.

Dave Lemus
Chief Financial Officer
MorphoSys AG

Group Management Report Q1 2004

Industry Overview

Higher oil prices and a partial deterioration of consumer sentiment have recently cast a slight pall over the economic outlook in the Euro zone. The EU Commission's spring economic forecast assumes economic growth in Germany of 1.5% in 2004. This picture of a moderate recovery in the German economy is not entirely out of step with the slightly disappointing first quarter actually experienced. Growth is predicted to continue to stagnate in the first half of the year, and then begin to accelerate in the second half of the year.

For the biotechnology industry however, the picture was somewhat different. Namely, the first quarter of 2004 was the best quarter in several years. The initial public offering of Basilea, a Swiss biotech company, is the first IPO of a continental European biotechnology company for at least two years, and may be a harbinger that financial conditions are now gradually improving again in Europe. As a result, other IPOs for European biotechnology companies could take place during the course of 2004. Outside of Europe, the first quarter witnessed eight IPOs for biotechnology companies in the USA, one in the U.K., and another in India.

The share price of MorphoSys improved considerably during the first quarter. In tandem with positive company news, the Company's share price rose by 70% in the first quarter. This performance compares favorably to other benchmarks such as the FSE Prime Pharma & Healthcare Index, which rose by 2%, and an international peer group of antibody companies, whose average rise amounted to 43%.

Financial Analysis

Operating Revenues

Compared to the same period in the previous year, revenues in the first quarter of 2004 increased by 14% to EUR 4.2 million (March 31, 2003: EUR 3.7 million). Reasons for the increase included a milestone achievement in the first three months of 2004. Revenues arising from therapeutic antibody collaborations accounted for 85% of total revenue, while target research collaborations generated 11% of the total. The Antibody by Design unit generated 3% of total revenues.

Geographically, 70% of MorphoSys' commercial (non-grant) revenues in the amount of EUR 3.0 million were generated with biotechnology and pharmaceutical companies located in the United States and 30% in Europe. This compares to 79% and 21%, respectively, for these percentages in the same period of the prior year.

Approximately 70% of revenues projected for the full year 2004 are currently covered by payments committed under existing contracts.

Operating Expenses

For the first quarter of 2004, total operating expenses including stock-based compensation expense decreased by 20% to EUR 4.4 million (March 31, 2003: EUR 5.5 million), resulting in a slight operating loss of EUR 0.2 million (March 31, 2003: EUR 1.7 million). The reduction in operating expense levels of EUR 1.1 million was mainly due to lower personnel related costs and external consultancy costs, which included external lab funding costs.

Research and Development Expenses

Costs for research and development decreased by EUR 0.1 million to EUR 2.6 million (March 31, 2003: EUR 2.7 million). The decrease resulted mainly from lower spending for personnel and external lab funding, which was partly offset by higher amortization expense resulting from the CAT license acquired in 2003.

Sales, General and Administrative Expenses

Sales, general and administrative expenses amounted to EUR 1.5 million compared to EUR 2.2 million in the same period of the previous year. The higher cost in 2003 resulted mainly from lower personnel costs in 2004, and higher legal and auditors fees in 2003, associated with the two capital increases executed during the year.

Stock-Based Compensation

Stock-based compensation in the amount of EUR 0.3 million for the first three months of 2004 was recorded as a non-cash charge (March 31, 2003: EUR 0.5 million), resulting from application of SFAS No. 123 "Accounting for Stock Based Compensation" under U.S. GAAP accounting. The decrease in stock-based compensation was mainly due to declining expenses from options and convertible bonds granted in prior periods and lower numbers granted in 2004.

Cost by Expenditure Type

For the first three months of 2004, personnel costs (excluding expenses arising from stock-based compensation) amounted to EUR 1.4 million (March 31, 2003: EUR 1.9 million) or 32% of total costs representing the largest cost block within operating expenses in the first three months of 2004.

Intangible costs, which include patent litigation costs and amortization of licenses and patents, amounted to EUR 0.9 million (March 31, 2003: EUR 0.6 million), or 20% of the total in the first three months of 2004. Infrastructure cost, mainly representing rent and depreciation of property and equipment, amounted to EUR 0.6 million (March 31, 2003: EUR 0.6 million), or 14% of total costs, and remained unchanged compared to the same period last year.

Non-Operating Items

Non-operating income amounted to EUR 0.6 million compared to a non-operating loss of EUR 0.1 million on March 31, 2003, a change of EUR 0.7 million. The improvement largely stems from MorphoSys sale of marketable securities in the first quarter of 2004, which resulted in a realized gain of EUR 0.6 million. Higher interest income as a result of higher cash balances, and lower losses resulting from adverse exchange rate effects also served to improve the result in the first quarter of 2004.

Net Income

For the quarter ended March 31, 2004, MorphoSys generated a net profit. The achievement of quarterly net income profitability was the second such consecutive achievement in a row; the first being in the fourth quarter of 2003.

The Company's net income amounted to EUR 0.5 million compared to a loss of EUR 1.8 million at March 31, 2003. EBITDA (Earnings before Interest, Taxes, Depreciation, Amortization and Stock-Based Compensation) amounted to EUR 1.5 million (2003: loss of EUR 0.7 million). The resulting earnings per share for the three months ended March 31, 2004 amounted to EUR 0.10 (loss per share on March 31, 2003: EUR 0.46).

Liquidity / Cash Flows

On March 31, 2004, the Company held EUR 23.8 million in cash, cash equivalents and marketable securities compared to a EUR 23.2 million balance at December 31, 2003. Cash provided by operating activities amounted to EUR 0.5 million, continuing the positive trend established in 2003.

In the first three months of 2004, the Company's current assets decreased by EUR 0.4 million to EUR 25.8 million compared to EUR 26.2 million at December 31, 2003.

Assets

Total assets decreased by EUR 0.9 million to EUR 44.9 million in the first three months of 2004, compared to EUR 45.8 million at December 31, 2003. The difference was mainly attributable to the decrease in accounts receivable of EUR 0.8 million arising from collections of the same from collaboration partners.

Liabilities

During the first three months of 2004, total non current liabilities fell by EUR 1.1 million principally due to a decrease in the non-current portion of deferred revenues. Total current liabilities remained almost unchanged in the first three months of 2004.

Equity

At March 31, 2004, the total number of shares issued was 4,901,332, of which 4,841,570 were outstanding, and these numbers remained unchanged from the levels at year-end 2003.

Capital Expenditure

In the first three months of 2004, there were only very insignificant capital expenditures on patents or licenses, as was the case in the same period of the prior year. Amortization of existing capitalized intangibles for the first three months of 2004 was EUR 0.5 million compared to EUR 0.3 million in the same period of the previous year. The increase of EUR 0.2 million resulted from revaluation of the CAT license acquired in 2003.

Investment in property and equipment amounted to EUR 0.5 million for the three month period ended March 31, 2004, compared to EUR 0.1 million for the same period of the previous year. Depreciation for the first quarter 2004 accounted for EUR 0.2 million and remained unchanged from the same period last year.

Human Resources

Number of Employees

On March 31, 2004 the MorphoSys Group employed 101 employees (December 31, 2003: 95). On average for the quarter, the MorphoSys Group employed 100 employees for the first three months of 2004 (Q1 2003: 87).

Of the 101 employees, 77 worked in research and development and 24 in sales, general and administration. On March 31, 2004, 36 of MorphoSys' employees had a Ph.D. degree (December 31, 2003: 35).

On March 31, 2004, MorphoSys employed 3 apprenticeship positions (December 31, 2003: 2).

Research & Development / Partnered Research

Proprietary Product Development

No significant changes in the development of the Company's proprietary product pipeline have occurred since the publication of the annual report 2003.

Partnered Product Development

Bayer AG

In January, MorphoSys signed an agreement with Bayer HealthCare for the cross-licensing of certain technologies. Under the agreement, MorphoSys received the human cell line HKB 11 for the production of HuCAL® antibodies. MorphoSys also received the right to use the cell line for its own research and an option for the commercial production of antibodies. As partial consideration, Bayer switched its in-house R&D programs to the MorphoSys HuCAL GOLD® antibody technology. Additionally, MorphoSys received an installation fee from Bayer HealthCare.

The announcement builds on the existing agreement between the two companies, entered into in December 1999. In July 2001, the collaboration was extended to run through the end of 2005. The collaboration focuses on the use of human antibodies for application in the areas of therapy, diagnostics and target research.

Centocor, Inc.

In March 2004, MorphoSys announced that within the scope of its collaboration with Centocor Inc., a Johnson & Johnson company, Centocor had elected a new target molecule involved in auto-immune diseases, against which MorphoSys will generate antibodies using its proprietary HuCAL GOLD® technology. Centocor will carry out pre-clinical and clinical development and subsequent marketing of resulting products. In exchange, MorphoSys stands to receive licensing and milestone payments, in addition to royalties.

Early in April 2004, MorphoSys announced the achievement of the fourth milestone in its therapeutic antibody collaboration with Centocor. In meeting the milestone, MorphoSys developed several highly optimized fully human IgG antibodies against a disease-associated target provided by Centocor. As part of the collaboration milestone, MorphoSys applied its proprietary HuCAL GOLD® antibody library in order to generate antibodies which passed nine different pre-defined criteria.

In December 2000, MorphoSys and Centocor entered a collaboration to develop fully human antibodies in a wide range of therapeutic indications. Within the scope of the collaboration, Centocor has an option on up to 30 therapeutic target molecules against which MorphoSys will make optimized fully human antibodies using it's proprietary HuCAL® technology. In March 2002, the existing partnership was expanded when Centocor ordered AutoCAL™, the MorphoSys-developed system for automated screening of the HuCAL® antibody library. Since the start of the collaboration MorphoSys has generated three HuCAL® antibodies meeting pre-agreed success criteria.

GPC Biotech AG

With payment of a license fee to MorphoSys, GPC Biotech AG extended its exclusive license for HuCAL® antibodies directed against an MHC class II target molecule in January 2004. The aim of the collaboration between GPC Biotech and MorphoSys, which began in 1999, is to develop a new generation of therapeutically active substances for the treatment of autoimmune diseases and certain forms of cancer. The most advanced project is aimed at the selective recognition and destruction of activated, reproducing MHC class II positive tumor cells - including those in B-cell and T-cell lymphomas. In the context of the partnership between MorphoSys and GPC Biotech, the fully human antibody against the GPC Biotech target molecule was selected and optimized by MorphoSys using its HuCAL® technology. GPC Biotech reported promising pre-clinical anti-tumor data around the antibody, called 1D09C3, in 2003. GPC Biotech has recently reported that it expects to enter 1D09C3 into human clinical trials in the second half of 2004.

Antibodies by Design

MorphoSys announced in February 2004 the formation of its new business unit "Antibodies by Design", which aims to market HuCAL® antibodies in non-therapeutic applications. The range of products and services offered by Antibodies by Design targets primarily industrial and academic institutions requiring custom-generated antibodies for use in research applications. The HuCAL® technology is currently employed at MorphoSys in a number of therapeutic antibody collaborations with renowned pharmaceutical and biotechnology company partners. The Antibodies by Design unit was conceived in order to expand the market for MorphoSys' core competence in the generation of fully human antibodies using its well-established HuCAL® technology. Using the HuCAL® technology, novel research antibodies can be generated within 8 to 10 weeks - a significant speed improvement over the current market standard of 6 to 9 months using animal-based technologies.

Intellectual Property

The U.S. Patent & Trademark Office granted two new patents to MorphoSys in March 2004, which further strengthen the Company's intellectual property portfolio. These patents provide an extended protection of the MorphoSys HuCAL® (Human Combinatorial Antibody Library) technology and enlarge the potential area of application for MorphoSys' technologies. The first new patent (US 6,696,248) entitled "Protein/(Poly)Peptide Libraries" relates to MorphoSys' proprietary HuCAL® technology. The patent covers the genetic constitution of synthetic, fully modular human antibody libraries based on in silico consensus sequences. A first HuCAL® patent, which is now complemented by the new patent, was issued by the U.S. Patent Office in 2001.

In addition, the U.S. Patent & Trademark Office granted a patent (US 6,692,935 B1) entitled "Targeted Hetero-Association of Recombinant Proteins to Multi-Functional Complexes". The patent covers certain methods for the development of multi-functional protein complexes, such as the combination of antibody fragments with different specificities.

Outlook

As communicated during the year-end press conference in February 2004, Company revenues are expected to achieve double-digit percentage increase over the previous year. Expenses are anticipated to rise in 2004 slightly over 2003 levels. As a result of these developments, MorphoSys believes it can achieve an EBITDA-positive result for the fiscal year 2004. As such, the Company presently believes it remains on track to achieve its goals for the year.

Condensed Consolidated Balance Sheets (U.S. GAAP)

	03/31/2004 EURO (unaudited)	12/31/2003 EURO
Assets		
Current Assets		
Cash and Cash Equivalents	353,805	6,652,456
Marketable Securities	23,400,609	16,508,575
Accounts Receivable	1,279,983	2,111,710
Prepaid Expenses and Other Current Assets	740,175	948,575
Total Current Assets	**25,774,572**	**26,221,316**
Property and Equipment, Net	2,139,095	1,907,895
Patents, Net	5,906,515	6,103,675
License Fees, Net	10,581,661	10,898,904
Other Assets	501,585	627,130
Total Assets	**44,903,428**	**45,758,920**
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts Payable	158,789	258,732
Current Portion of License Payable	716,542	677,060
Current Portion of Deferred Revenue	4,917,676	4,272,249
Accrued Employees Benefits	411,113	949,122
Other Accrued Expenses and Liabilities	1,430,847	1,524,439
Total Current Liabilities	**7,634,967**	**7,681,602**
Non-Current Liabilities		
License Payable, Net of Current Portion	1,705,901	1,651,360
Deferred Revenue, Net of Current Portion	4,935,654	6,086,205
Convertible Bonds Due to Related Parties	151,800	157,200
Total Non-Current Liabilities	**6,793,355**	**7,894,765**
Stockholders' Equity		
Common Stock, EUR 3.00 Par Value; Ordinary Shares Authorized (8,626,344 and 8,626,344 for 2004 and 2003, respectively); Ordinary Shares Issued (4,901,332 and 4,901,332 for 2004 and 2003, respectively); Ordinary Shares Outstanding (4,841,570 and 4,841,570 for 2004 and 2003, respectively);	14,703,996	14,703,996
Treasury Stock (59,762 and 59,762 shares for 2004 and 2003, respectively), at cost	(21,934)	(21,934)
Additional Paid-in Capital	68,959,500	68,623,807
Accumulated Other Comprehensive Income/(Loss)	403,471	912,755
Accumulated Deficit	(53,569,927)	(54,036,071)
Total Stockholders' Equity	**30,475,106**	**30,182,553**
Total Liabilities and Stockholders' Equity	**44,903,428**	**45,758,920**

See accompanying notes

Condensed Consolidated Statement of Operations (U.S. GAAP) - unaudited

	03/31/2004 EURO	03/31/2003 EURO
Revenues	**4,247,087**	**3,744,046**
Operating Expenses		
Research and Development	2,602,369	2,740,162
Sales, General and Administrative	1,490,376	2,248,421
Stock Based Compensation	335,693	461,095
Total Operating Expenses	**4,428,438**	**5,449,678**
Loss from Operations	**(181,351)**	**(1,705,632)**
Interest Income	103,810	20,066
Interest Expense	77,707	98,860
Other Income (Expense), Net	621,392	(3,086)
Net Profit / (Loss)	**466,144**	**(1,787,512)**
Earnings / (Loss) per Share:		
Basic	0.10	(0.46)
Diluted	0.10	(0.46)
Shares Used in Computing Net Earnings / (Loss) per Share:		
Basic	4,841,570	3,889,944
Diluted	4,843,040	3,889,944

See accompanying notes

Consolidated Statement of Changes in Stockholders' Equity (U.S. GAAP)

	Common Stock		Treasury Stock		Additonal Paid-in Capital	Accumulated Other Comprehensive Gain/(Loss)	Accumulated Deficit	Total Stockholders Equity
	Shares	EURO	Shares	EURO	EURO	EURO	EURO	EURO
Balance at Jan. 1, 2003	**3,949,706**	**11,849,118**	**59,762**	**(21,934)**	**59,193,912**	**(517,591)**	**(49,888,039)**	**20,615,466**
Compensation Related to the Grant of Stock Options	–	–	–	–	2,175,430	–	–	2,175,430
Capital Increase against Contribution in Kind (XOMA), Net of Issuance Cost of EUR 23,314	363,466	1,090,398	–	–	3,110,896	–	–	4,201,294
Capital Increase against Contribution in Kind (CAT), Net of Issuance Cost of EUR 150,000	588,160	1,764,480	–	–	4,143,569	–	–	5,908,049
Other Comprehensive Loss: Change in Unrealized Gain on Available-for-Sale Securities	–	–	–	–	–	1,418,156	–	1,418,156
Foreign Currency Gain from Consolidation	–	–	–	–	–	12,190	–	12,190
Net Loss	–	–	–	–	–	–	(4,148,032)	(4,148,032)
Comprehensive Loss	–	–	–	–	–	–	–	(2,717,686)
Balance at Dec. 31, 2003	**4,901,332**	**14,703,996**	**59,762**	**(21,934)**	**68,623,807**	**912,755**	**(54,036,071)**	**30,182,553**
Compensation Related to the Grant of Stock Options (Unaudited)	–	–	–	–	335,693	–	–	335,693
Other Comprehensive Gain/(Loss): Change in Unrealized Gain on Available-for-Sale Securities (Unaudited)	–	–	–	–	–	(509,914)	–	(509,914)
Foreign Currency Translation Adjustment (Unaudited)	–	–	–	–	–	630	–	630
Net Income (Unaudited)	–	–	–	–	–	–	(466,144)	(466,144)
Comprehensive Loss (Unaudited)	–	–	–	–	–	–	–	(43,140)
Balance at March 31, 2004 (Unaudited)	**4,901,332**	**14,703,996**	**59,762**	**(21,934)**	**68,959,500**	**403,471**	**(53,569,927)**	**30,475,106**

See accompanying notes

Consolidated Statement of Cash Flows (U.S. GAAP) - unaudited

For the Period ended March 31,	2004 EURO	2003 EURO
Operating Activities		
Net Income (Loss)	466,144	(1,787,512)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:		
Depreciation	218,594	220,444
Amortization of Intangible Assets	531,586	308,407
Net Gain on Sales of Marketable Securities	(652,418)	(115,948)
Unrealized Net Loss on Derivative Financial Instruments	72,700	–
Gain on Sale of Property and Equipment	–	(236)
Recognition of Deferred Revenue	(2,162,740)	(1,711,126)
Stock-Based Compensation	335,693	461,095
Changes in Operating Assets and Liabilities:		
Accounts Receivable	831,727	6,666,980
Prepaid Expenses and Other Assets	(198,684)	446,217
Accounts Payable	(99,943)	(595,135)
Licenses Payable	94,023	(1,159,560)
Deferred Revenue	1,657,616	374,999
Accrued Employee Benefits	(538,009)	(633,886)
Other Accrued Expenses and Liabilities	(93,592)	5,549
Net Cash Provided by Operating Activities	**462,697**	**2,480,288**
Investing Activities:		
Purchases of Marketable Securities	(13,236,692)	(7,927,080)
Proceeds from Sales of Marketable Securities	6,605,161	4,952,073
Purchases of Property and Equipment	(453,778)	(133,387)
Proceeds from Disposals of Property and Equipment	3,985	20,470
Additions to Patents	(17,183)	(14,940)
Net Cash Used in Investing Activities	**(7,098,507)**	**(3,102,864)**
Financing Activities:		
Proceeds from the Issuance of Convertible Bonds to Related Parties	(5,400)	(6,600)
Purchases of Derivative Financial Instruments	(138,000)	–
Proceeds from Disposals/Exercises of Derivative Financial Instruments	479,929	–
Net Cash Provided by / (Used in) Financing Activities	**336,529**	**(6,600)**
Effect of Exchange Rate Differences on Cash	630	6,524
Decrease in Cash and Cash Equivalents	(6,298,651)	(622,652)
Cash and Cash Equivalents at the Beginning of the Period	**6,652,456**	**842,082**
Cash and Cash Equivalents at the End of the Period	**353,805**	**219,430**
Supplemental Disclosures of Cash Flow Information:		
Change in Unrealized Gains on Marketable Securities	(509,914)	(243,666)
Reduction of Restricted Cash	118,000	–
License to be Settled in Equity	–	3,160,386

See accompanying notes

Notes to the Condensed Consolidated Financial Statements -unaudited

1 Organization and Summary of Significant Accounting Policies

Business and Organization

MorphoSys AG ("the Company") is a biotechnology company using combinatorial biology in drug discovery with the principal objective of developing and commercially exploiting new enabling technologies across a broad scientific spectrum. The Company was founded in July 1992 as a German limited liability company. In June 1998, MorphoSys AG was transformed into a German stock corporation. In March 1999, the Company went public on Germany's Neuer Markt, the stock exchange designated for high-growth enterprises. On January 15, 2003, MorphoSys AG was admitted to the Prime Standard segment of the Frankfurt Stock Exchange.

Substantially all operations are located in Germany. The Company has two wholly owned subsidiaries:

- MorphoSys U.S.A., Inc., which was incorporated in the United States on February 16, 2000. The subsidiary 's purpose was to assist the Company in the sale and licensing of MorphoSys AG products. MorphoSys U.S.A., Inc. substantially ceased its operations in November 2002.
- MorphoSys IP GmbH, which was incorporated in Munich, Germany, on November 6, 2002. The subsidiary's purpose is to purchase, maintain and administer certain intangible assets of the MorphoSys Group. The Company's operations are physically located at the premises of MorphoSys AG, and the operations of MorphoSys IP GmbH commenced on December 31, 2002.

The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

Basis of Financial Statement Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting standards generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company invests its cash in deposits with two major German financial institutions.

Consolidation

The accompanying financial statements consolidate the financial position, results of operations, and cash flows of MorphoSys AG and its subsidiaries. All intercompany transactions and balances have been eliminated.

Marketable Securities

The Company accounts for its marketable securities using Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Management determines the proper classifications of securities at the time of purchase and re-evaluates such designations as of each balance sheet date. At March 31, 2004 and December 31, 2003, such securities that are classified as available-for-sale are carried at market value with unrealized gains and losses reported in accumulated other comprehensive income, which is a separate component of stockholders' equity. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the statements of operations when the investment is sold or matures. On a regular basis, the Company tests for impairment. If a decline in the fair value of available-for-sale securities is judged to be other than temporary, the cost basis for the security is written down to fair value as new cost basis. The written down amount is included in earnings as an impairment charge. The Company considers a decline in the market value of a marketable security, which is longer than six months in duration, to be deemed other than temporary unless specific facts and circumstances indicate otherwise.

Derivative Financial Instruments

The Company accounts for its derivative instruments using SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" and its corresponding amendments under SFAS No. 138. SFAS No. 133 requires the Company to measure every derivative instrument at fair value and record them as either an asset or liability. Changes in fair value are recorded in other income (see note 4).

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation and amortization. Major replacements and improvements are capitalized while general repairs and maintenance are charged to expense as incurred. Assets are depreciated over three to ten years using the straight-line method. Leasehold improvements are amortized over the estimated useful lives of the assets or the related lease term, whichever is shorter.

Revenue Recognition

The Company's revenues include technology access fees; fees earned from research and development collaboration agreements predominately with companies based in the United States.

Revenue related to non-refundable technology access fees, subscription fees and license fees are deferred and recognized on a straight-line basis over the relevant periods of the agreement, generally the research term or the estimated useful life of the collaboration for those contracts without a stipulated term unless a more accurate means of recognizing revenue is available. Research and development collaboration service fees are recognized in the period that the services are provided. Milestone revenues are recognized upon achievement of certain criteria.

Investment grants from governmental agencies for the support of specific research and development projects are recorded as revenue to the extent the related expenses have been incurred: Under the terms of the investment grants, the governmental agencies generally have the right to audit the use of the payments received by the Company.

For revenue arrangements with multiple deliverables the Company tests for separate units of accounting based on the criteria stated in EITF 00-21. If certain criteria are met, the consideration will be allocated among the separate units based on their respective fair values, and the applicable revenue recognition criteria will be considered separately for each of the separate units.

Deferred revenue represents revenues received but not yet earned per the terms of the contracts. At December 31, 2003 and March 31, 2004, cash was received for all deferred revenue recorded.

Segment Reporting

The Company operates primarily in one business segment related to the development of antibody therapeutics within the Biotech-Industries. Accordingly, the Company does not disclose significant additional segment information under the definition of segment reporting, defined by the standards of SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information."

Research and Development

Research and development costs are expensed as incurred.

Stock-Based Compensation

The Company applies the provisions of SFAS No.123 "Accounting for Stock-Based Compensation," which requires the Company to record the estimated fair value of stock options and other awards at the grant date as compensation expense over the period in which the employees render the services associated with the award.

Foreign Currency Translation

The financial statements of foreign subsidiaries have been translated into Euro in accordance with SFAS No. 52, "Foreign Currency Translation." All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. The statement of operations amounts have been translated using the average exchange rate for the year. The gains and losses resulting from the changes in exchange rates from year-to-year have been reported in accumulated other comprehensive income.

Net Earnings/Loss Per Share

Basic and diluted earnings/loss per share is calculated in accordance with SFAS No. 128, "Earnings per Share". Basic earnings/loss per share is based upon the number of weighted-average shares of common stock outstanding for the respective years. Diluted earnings per share at March 31, 2004 include the number of weighted-average shares of common stock outstanding and the number of weighted-average shares from stock options and convertible bonds exercisable.

Impairment of Long-Lived and Identifiable Intangible Assets

The Company evaluates the carrying value of long-lived assets and identifiable intangible assets for potential impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability is determined by comparing projected undiscounted cash flows associated with such assets to the related carrying value. An impairment loss is recognized when the estimated undiscounted future cash flows are less then the carrying amount of the asset. An impairment loss would be measured as the amount by which the carrying value of the assets exceeds the fair value of the asset.

Patent Costs

The Company capitalizes costs related to obtaining patents and protecting granted patents from infringement. Capitalized costs principally relate to the costs of legal counsel. Patent costs are amortized on a straight-line basis over the lesser of their estimated economic life or remaining patent term (10 years). Amortization commences at the time the patent is issued. The Company's patents covering its proprietary HuCAL® technology were granted in Australia in October 2000, in the United States of America in October 2001 and in Europe in June 2002. Further patent applications are pending in Canada and Japan.

Accounting for Acquired License Rights

The Company acquired license rights by making upfront licensing payments, annual maintenance fees and sublicensing payments to third parties. The Company amortizes up-front licensing payments on a straight-line basis over the estimated useful life of the acquired license (10 years). Annual maintenance fees are amortized over the term of each annual agreement. Sublicensing payments are amortized on a straight-line basis over the life of the contract or the estimated useful life of the collaboration for those contracts without a stipulated term.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, marketable securities and accounts receivable. The Company's cash and cash equivalents are principally denominated in Euro and U.S. dollars. Marketable securities are placed in high-quality securities. Cash, cash equivalents and marketable securities are maintained principally with two high-quality financial institutions in Germany. The Company continually monitors its positions with, and the credit quality of, the financial institutions, which are counter parties to its financial instruments, and does not anticipate non-performance. The Company's revenues and accounts receivable are subject to credit risk as a result of customer concentrations. At March 31, 2004, three customers individually accounted for approximately 53%, 19% and 15% of the Company's accounts receivable balance. In addition, three customers individually accounted for 34%, 20% and 13% of the Company's total revenues for the first three months 2004. On March 31, 2003, three customers individually accounted for 42%, 26% and 16% of the Company's revenues. On December 31, 2003, one customer individually accounted for approximately 88% of the accounts receivable balance.

Accounts Receivable

For accounts receivable, the allowance for doubtful accounts is based on the management's assessment of the collectibility of specific customer accounts and the aging of the accounts receivable. If there is a deterioration of a major customer's credit worthiness or actual defaults are higher than the historical experience, management's estimates of the recoverability of amounts due the Company could be adversely affected. Based on management assessment, allowances of EUR 7,150 and EUR 0 were necessary on March 31, 2004 and December 31, 2003. The company does not require collateral from customers for accounts receivable. On March 31, 2004 and December 31, 2003, accounts receivable included unbilled amounts of approximately EUR 1,063,550 and EUR 119,360 respectively.

Fair Value of Financial Instruments

The carrying value of financial instruments such as cash and cash equivalents, accounts receivable and accounts payable approximate their fair value based upon the short-term maturities of these instruments. The fair value of marketable securities is based upon quoted market prices (see note 3). The fair value of license payables is determined by the effective interest method. Convertible Bonds are recorded at their accreted values, which approximate the cash outlay that is due upon the note settlements.

Reclassifications

Certain amounts in prior year's consolidated financial statements have been reclassified to conform to the current year's presentation.

Effects of New Accounting Standards and Regulations

For the effects of new accounting standards we refer to our published accounts as of December 31, 2003.

2 Marketable Securities

Marketable securities consist of the following as of March 31, 2004 and December 31, 2003 (in thousands EUR):

in 000's EUR	Maturity	Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Market Value
December 31, 2003					
HVB Euro Bond	June 7,2011	3,268	456	0	3,724
HVB Debentures	Dec. 6, 2009	2,562	161	0	2,723
DB Money Market Funds	daily	10,181	245	0	10,426
		16,011	**862**	**0**	**16,873**
Restricted Cash					364
					16,509
March 31, 2004					
DB Money Market Funds	daily	23,295	352	0	23,647
		23,295	**352**	**0**	**23,647**
Restricted Cash					246
					23,401

Net unrealized holding gains of EUR 352,015 for the first three months 2004 and EUR 861,929 for the year ended December 31, 2003 were recorded as a separate component of stockholders' equity.

In prior years, the Company invested for an aggregate amount of EUR 3.8 million in a silent partnership of HypoVereinsbank Luxembourg and EUR 2.8 million in securities of the HypoVereinbank AG. Under SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities", both investments are designated as available-for-sale and are reported at fair value on the Company's balance sheet. Under the Company's accounting policy, marketable securities are presumed to be impaired, if their fair value is less than their cost basis for more than six months, unless specific facts and circumstances indicate otherwise. If the Company deems these investments further impaired at the end of any other period, an additional impairment may occur. During 2002/2003 MorphoSys' HypoVereinsbank investments had traded below their original cost basis for more than six months and therefore the Company deemed that an impairment of these investments had occurred. Accordingly impairment charges from January 2003 to June 2003 of EUR 753,768 were recognized in June 2003.

During the first three months of 2004, MorphoSys sold both investments - the silent partnership of HypoVereinsbank Luxembourg as well as held securities of the HypoVereinbank AG. Realized gains amounted to EUR 646,100.

For further details of restricted cash items see Note 3.

3 Restricted Assets

The Company has classified as restricted cash certain cash and cash equivalents and marketable securities in other assets that are not available for use in its operations. At March 31, 2004 had commitments of EUR 246,000 for guarantees issued compared to EUR 364,000 at yearend 2003. The reduction resulted from guaranties returned in connection with discontinued operations of MorphoSys US Inc. EUR 157,200 and EUR 74,800, respectively, were committed for convertible bonds issued to employees, management and supervisory board at March 31, 2004 and December 31, 2003.

4 Derivative Financial Instruments

In May 2003, MorphoSys entered into foreign currency options contracts to hedge foreign exchange exposure related to US Dollar accounts receivable. During the first quarter 2004, the remaining contracts were sold or exercised for EUR 479,929.
In February 2004, the Company entered into foreign currency options contracts in the notional amount of EUR 3,846,155 million or USD 5,000,000 million. At March 31, 2004, these options contracts remained unsold and were presented as other current assets.
For the first three months of 2004, amortization of the option premiums amounted to EUR 72,700.

5 Accumulated Other Comprehensive Income / (Loss)

Accumulated other comprehensive income consists of unrealized gains on marketable securities and translation adjustments from consolidation. For March 31, 2004 and December, 31 2003, the components of accumulated other comprehensive income were as follows (in thousands EUR):

in 000's EUR	03/31/2004	12/31/2003
Net Unrealized Gain / (Loss) on Available-for Sale Securities	352	862
Foreign Currency Translation Adjustment	51	51
Accumulated Other Comprehensive Income / (Loss)	**403**	**913**

6 Intangible Assets

The following sets forth the intangible asset classes as of March 31, 2004 and December 31, 2003 in thousands EUR):

in 000's EUR	03/31/2004	12/31/2003
Amortized Intangibles		
Patents	8,578	8,569
License Rights	12,141	12,140
Accumulated Amortization Patents	(2,786)	(2,571)
Accumulated Amortization Licenses	(1,559)	(1,241)
Unamortized Intangible Assets		
Patents	114	106
Net Intangible Assets	**16,488**	**17,003**

The changes in the carrying amount of unamortized patents for the period ending March 31, 2004 is as follows (in thousands EUR):

in 000's EUR	
Unamortized Intangibles	
Balance on December 31, 2003	106
Additions for the Year 2004	8
Balance on March 31, 2004	**114**

Amortization is expected to commence on unamortized patents once the related patents are granted. Amortization expense on intangible assets totaled EUR 531,586 for the three months period ended March 31, 2004 (March 31, 2003: EUR 308,407). Patents are amortized over 10 years starting from the date of the first patent grant. Licenses are amortized over 10 years from the date of the acquisition. The increase of amortization expense is mainly due to the acquisition of the CAT license in July 2003.

7 Property and Equipment

Property and equipment consist of the following at March 31, 2004 and December 31, 2003 (in thousands EUR):

in 000's EUR	03/31/2004	12/31/2003
Office and Laboratory Equipment	4,039	3,605
Furniture and Fixtures	1,267	1,267
Purchased Software	1,193	1,186
Total	**6,499**	**6,058**
Less Accumulated Depreciation	(4,360)	(4,150)
Net Property and Equipment	**2,139**	**1,908**

8 Contingent Liabilities

In June 2001, a lawsuit was filed against the Company by Applied Molecular Evolution, Inc., ("AME") San Diego, U.S.A. at the United States District Court of Massachusetts in Boston/U.S.A., alleging that the Company infringes the Kauffman-Ballivet patent family. These patents cover the stochastic production of proteins and were granted in the late 1990's. A trial date has not yet been set, although in January 2003, MorphoSys confirmed that it had received a positive "Report and Recommendation" from the Magistrate Judge to the District Judge for the District Court in Boston, Massachusetts, U.S.A., in the legal action filed by Applied Molecular Evolution. The Magistrate Judge recommended that MorphoSys' motion for summary judgment of non-infringement is allowed and that AME's motion for partial summary judgment of infringement be denied. As a result no provisions for contingent liabilities have been made in the Company's financial statements.

Management is not aware of any other matters that could give rise to any material liability to the Company that would have a material adverse effect on the Company's financial condition or results of operations.

9 Stockholders' Equity

Common Stock
On March 31, 2004, the common stock of the Company was EUR 14,703,996 and remained unchanged to December 31, 2003.

In the year 2003, common stock increased by EUR 2,854,878. The increase arose as a result of the issuance of 363,466 shares to XOMA for a capital increase against contribution in kind, which was registered on May 6, 2003 in the commercial register and the issuance of 588,160 shares to CAT for a capital increase against contribution in kind, which was registered on August 26, 2003 in the commercial register.

Authorized Capital
Unused Authorized Capital I equaled 1,137,109 shares at March 31, 2004 and remained unchanged to December 31, 2003.

In August 2003, 588,160 shares of Authorized Capital I were issued to CAT for a capital increase against contribution in kind.

On May 16, 2003, shareholder assembly authorized the Company to create a maximum of 431,317 new shares of Authorized Capital II and a maximum of 1,725,269 new shares of Authorized Capital I.

On May 6, 2003, 363,466 shares of Authorized Capital I were issued to XOMA for a capital increase against contribution in kind.

Unused Authorized Capital II equaled to 431,317 shares and remained unchanged to December 31, 2003.

Conditional Capital
No stock options or convertible bonds were exercised in the first three months of 2004.

Additional Paid-In Capital

On March 31, 2004, Additional Paid-in Capital amounted to EUR 68,959,500 (December 31, 2003 EUR 68,623,807). The increase of EUR 335,693 is due to stock based compensation provisions.

Treasury Stock

Treasury Shares totaling EUR 21,934 (59,762 shares) remained unchanged compared to December 31, 2003.

10 Stock Options and Convertible Bonds

On January 15, 2004, 35,000 options were granted to Company employees. In the first three months of 2004, no convertible bonds were granted.

11 Directors Dealings

The table below shows the shares, stock options and convertible bonds, and changes of ownership of the same, which were held by the Management and the Supervisory Board during the first three months of 2004:

Shares

	01/01/2004	Additions	Sales	03/31/2004
Management Board				
Dr. Simon Moroney (held through a controlled entity)	113,461	–	–	113,461
Dave Lemus	–	–	–	–
Dr. Thomas von Rüden	–	–	–	–
Total	**113,461**	**–**	**–**	**113,461**
Management Board				
Dr. Gerald Möller	–	–	–	–
Dr. Daniel Camus	–	–	–	–
Prof. Dr. Jürgen Drews	–	–	–	–
Prof. Dr. Andreas Plückthun	59,300	–		59,300
Dr. Jörg Reinhardt	–	–	–	–
Dr. Geoffrey N. Vernon	–	–	–	–
Total	**59,300**	**–**	**–**	**59,300**

Stock Options

	01/01/2004	Additions	Sales	03/31/2004
Management Board				
Dr. Simon Moroney	47,000	–	–	47,000
Dave Lemus	21,000	–	–	21,000
Dr. Thomas von Rüden	64,700	–	–	64,700
Total	**132,700**	**–**	**–**	**132,700**
Supervisory Board				
Dr. Gerald Möller	6,100	–	–	6,100
Dr. Daniel Camus	–	–	–	–
Prof. Dr. Jürgen Drews	5,930	–	–	5,930
Prof. Dr. Andreas Plückthun	3,500	–	–	3,500
Dr. Jörg Reinhardt	3,500	–	–	3,500
Dr. Geoffrey N. Vernon	3,500	–	–	3,500
Total	**22,530**	**–**	**–**	**22,530**

Convertible Bonds

	01/01/2004	Additions	Sales	03/31/2004
Management Board				
Dr. Simon Moroney	24,000	–	–	24,000
Dave Lemus	34,000	–	–	34,000
Dr. Thomas von Rüden	20,000	–	–	20,000
Total	**78,000**	**–**	**–**	**78,000**
Supervisory Board				
Dr. Gerald Möller	2,500	–	–	2,500
Dr. Daniel Camus	1,500	–	–	1,500
Prof. Dr. Jürgen Drews	–	–	–	–
Prof. Dr. Andreas Plückthun	1,500	–	–	1,500
Dr. Jörg Reinhardt	1,500	–	–	1,500
Dr. Geoffrey N. Vernon	1,500	–	–	1,500
Total	**8,500**	**–**	**–**	**8,500**

12 Earnings Per Share

Basic and diluted earnings/loss per share (EPS) are calculated in accordance with SFAS No. 128, "Earnings per Share". The table below illustrates the reconciliation from basic to diluted earnings per share (in thousands EUR, except per share data):

Three Months Ended March 31,	2004 EURO	2003 EURO
Numerator		
Net Profit / (Loss)	466	(1,787)
Denominator		
Weighted Average Shares Used for Basic EPS	4,841,570	3,889,944
Dilutive Shares arising from Stock Options	1,470	–
Dilutive Shares arising from Convertible Bonds	–	–
Total Denominator	**4,843,040**	**3,889,944**
Earnings / (Loss) per Share (in EUR)		
Basic	0.10	(0.46)
Diluted	0.10	(0.46)

As of the reporting date, April 29, 2004, EPS would be calculated as follows (in thousands EUR, except per share data):

Three Months Ended March 31,	2004 EURO
Numerator	
Net Profit / (Loss)	466
Denominator	
Weighted Average Shares Used for Basic EPS	4,841,570
Dilutive Shares arising from Stock Options	1,470
Dilutive Shares arising from Convertible Bonds	63,400
Total Denominator	**4,906,440**
Diluted Earnings per Share (in EUR)	**0.09**

Imprint

Contact

Corporate Communications

Dave Lemus,
Chief Financial Officer
Tel.: +49 89 899 27-439
Fax: +49 89 899 27-5439

Dr. Claudia Gutjahr-Löser,
Director Corporate Communications
Tel.: +49 89 899 27-122
Fax: +49 89 899 27-5122

Mario Brkulj,
PR Specialist
Tel.: +49 89 899-454
Fax: +49 89 899 27-5454

MorphoSys AG
Lena-Christ-Str. 48
82152 Martinsried / Planegg
Germany

E-mail: investors@morphosys.com
Internet: www.morphosys.com



Financial Report for the Quarterly Period Ended June 30, 2004

morphosys

Engineering the Medicines of Tomorrow

Contents

MorphoSys Group: Six Months' Financial Report 2004

Dear Shareholders,

In May 2004, we concluded the largest cooperation in our history with Novartis AG. This deal comes on the heels of our deal with Pfizer in December 2003. Such partnerships are a clear sign that pharmaceutical companies have a great interest in therapeutic antibodies and are further proof of the superiority of the HuCAL GOLD® technology.

The focus of the Novartis cooperation is on the generation of therapeutic antibodies against a variety of diseases addressing unmet medical need. Our scientists will cooperate with Novartis' researchers in the U.S. and in Switzerland. In conjunction with Novartis' leading research and development capabilities, MorphoSys' technology is to be used for the rapid development of new therapeutic agents and research antibodies. In addition, the agreement includes a non-exclusive option, for the integration of MorphoSys' entire technology platform at Novartis. The exercise of such an option would trigger a double-digit million-dollar payment from Novartis to MorphoSys. Thereby, the MorphoSys HuCAL GOLD® technology will be an integral component of Novartis' drug research and development.

We can also report important progress in the intellectual property area. The U.S. Patent and Trademark Office issued a new patent for our screening technology CysDisplay™. CysDisplay™ is a key component of the HuCAL GOLD® antibody library, which gains additional protection through this new patent.

At this year's Annual Shareholders' Assembly held on May 11, all agenda items put forward by the Management Board and the Supervisory Board were passed with large majorities. We are pleased to welcome our new Supervisory Board member, Dr. Metin Colpan, co-founder and longstanding Chief Executive Officer and Managing Director of QIAGEN N.V. Dr. Colpan succeeds Dr. Jörg Reinhardt, to whom we would like to express our gratitude for his support in the past years.

In June 2004, MorphoSys was honored for adherence to strong Corporate Governance principles. In a survey conducted by the consultancy firm ergo Kommunikation, MorphoSys ranked first in the "Small and Mid Caps" category.

Thank you for your continued interest and confidence in our Company.

Dave Lemus
Chief Financial Officer
MorphoSys AG

Group Management Report Q2 2004

Industry Overview

In the first half of 2004, the biotechnology industry continued its positive development. Overall, 24 IPOs were recorded in the U.S.A. and in Europe over the first six months of 2004. Mirroring this trend, the NASDAQ biotechnology index has risen by 4% in the same period, and the German Prime Pharma & Healthcare index by 15%. Buoyed by strong positive news flow, the MorphoSys share price increased by 70% in Q1 2004, and a further 23% in Q2. This represents a 110% increase since the beginning of this year.

Financial Analysis

Operating Revenues

Compared to the same period in the previous year, revenues increased by 22% to EUR 8.8 million in the first six months of 2004 (June 30, 2003: EUR 7.2 million). Reasons for the increase included the Novartis Pharma AG ("Novartis") and Pfizer collaborations and a milestone achievement in the first six months of 2004. Revenues arising from therapeutic antibody collaborations accounted for 85% of total revenues while target research collaborations generated 11%. The Antibody by Design unit generated 4% of total revenues.

Geographically, 77% of MorphoSys' commercial (non-grant) revenues in the amount of EUR 6.7 million were generated with biotechnology and pharmaceutical companies located in the United States and 23% in Europe. This compares to 80% and 20%, in the same period of the prior year.

Operating Expenses

For the first six months of 2004, total operating expenses including stock-based compensation expense decreased by 8% to EUR 9.9 million (June 30, 2003: EUR 10.8 million), while operating loss decreased by 69% to EUR 1.1 million (June 30, 2003: EUR 3.6 million). The reduction in operating expenses of EUR 0.9 million was mainly due to lower external consultancy costs, which included external lab funding costs, and lower costs for provisions for stock-based compensation.

Research and Development Expenses

Costs for research and development decreased by EUR 0.1 million to EUR 5.6 million (June 30, 2003: EUR 5.7 million). This decrease resulted mainly from lower spending for external lab funding, which was partly offset by higher amortization expense resulting from the CAT license acquired in 2003 and higher material expense as a result of increased revenues.

Sales, General and Administrative Expenses

Sales, general and administrative expenses amounted to EUR 3.7 million compared to EUR 4.1 million in the same period of the previous year. This resulted mainly from lower patent litigation and personnel costs as well as reduced legal and advisory fees primarily stemming from the capital increases executed in the prior year.

Stock-Based Compensation

Stock-based compensation in the amount of EUR 0.6 million for the first six months of 2004 was recorded as a non-cash charge (June 30, 2003: EUR 1.1 million), resulting from application of SFAS No. 123 "Accounting for Stock-Based Compensation" under U.S. GAAP accounting. The decrease in stock-based compensation was mainly due to declining expenses from options and convertible bonds granted in prior periods as well as lower numbers of options and convertible bonds granted in 2004.

Cost by Expenditure Type

For the first six months of 2004, personnel costs (excluding expenses arising from stock-based compensation) amounted to EUR 3.8 million (June 30, 2003: EUR 3.9 million) or 38% of total operating expenses, thus representing the largest cost block within operating expenses in the first six months of 2004.

Intangible costs, which include patent litigation costs and amortization of licenses and patents, amounted to EUR 1.6 million (June 30, 2003: EUR 1.3 million), or 16% of the total in the first six months of 2004. External consultancy costs amounted to EUR 1.4 million (June 30, 2003: EUR 2.4 million), or 14% of total operating expenses.

Non-Operating Items

Non-operating income amounted to EUR 0.3 million compared to a non-operating loss of EUR 1.3 million on June 30, 2003, a positive change of EUR 1.6 million. The improvement largely stems from MorphoSys' sale of marketable securities in the first six months of 2004, which resulted in a realized gain of EUR 0.7 million.

Net Loss

Continuing the positive trend of 2003, the Company reduced its net loss by 84% to EUR 0.8 million (June 30, 2003: EUR 4.9 million). Positive EBITDA (Earnings before Interest, Taxes, Depreciation, Amortization and Stock-Based Compensation) amounted to EUR 1.3 million compared to a loss of EUR 2.0 million in the same period of 2003. The resulting loss per share for the six months ended June 30, 2004 amounted to EUR 0.15 (six months ended June 30, 2003: EUR 1.22).

Liquidity / Cash Flows

On June 30, 2004, the Company held EUR 29.9 million in cash, cash equivalents and marketable securities compared to a EUR 23.2 million balance at December 31, 2003. The increased cash position results from the issuance of a convertible bond to Novartis for EUR 9.0 million in connection with the strategic antibody collaboration signed in May 2004.

In the first six months of 2004, the Company's current assets increased by EUR 7.6 million to EUR 33.8 million compared to EUR 26.2 million at December 31, 2003.

Assets

Total assets increased by EUR 10.0 million to EUR 55.8 million in the first six months of 2004, compared to EUR 45.8 million at December 31, 2003, mainly as a result of the increased cash position.

Liabilities
During the first six months of 2004, total non-current liabilities increased by EUR 1.6 million to EUR 9.5 million, principally due to an increase in other non-current liabilities. Total current liabilities increased by EUR 0.1 million and thus remained almost unchanged in the first half of 2004.

Equity
At June 30, 2004, the total number of shares issued was 5,408,965, of which 5,349,203 were outstanding, compared to 4,901,332 and 4,841,570 at December 31, 2003, respectively.

The increase arose from the conversion of a convertible bond issued to Novartis in connection with the collaboration agreement signed in May 2004. This mandatory convertible debenture was converted into 490,133 common MorphoSys shares on June 15, 2004.

An additional increase of 17,500 shares resulted from the conversion of bonds issued to employees.

Capital Expenditure
In the first six months of 2004, the Company invested relatively low amounts on intangible assets. Amortization of existing capitalized intangibles in the first half of 2004 was EUR 1.1 million compared to EUR 0.6 million in the same period of the previous year. The increase of EUR 0.5 million resulted in part from revaluation of the CAT license in 2003.

Investment in property and equipment amounted to EUR 0.8 million for the six-month period ended June 30, 2004, compared to EUR 0.2 million for the same period of the prior year. The increase resulted from investments in automation for the Antibodies by Design unit as well as maintenance of capitalized assets used in other areas of the Company's business. Depreciation for the first six months of 2004 accounted for EUR 0.4 million and remained unchanged compared to the same period last year.

Human Resources

Number and Qualification of Employees
On June 30, 2004 the MorphoSys Group employed 120 people (December 31, 2003: 95). On average, the MorphoSys Group employed 104 people for the first six months of 2004 (Q2 2003: 93). The increase was related to recently signed new collaborations.

Of the 120 employees, 95 worked in research and development and 25 in sales, general and administration. On June 30, 2004, 43 of MorphoSys' employees had a Ph.D. degree (December 31, 2003: 35).

On June 30, 2004, MorphoSys employed 3 apprenticeship positions (December 31, 2003: 2).

Dr. Metin Colpan, co-founder, Chief Executive Officer and Managing Director of QIAGEN N.V., was appointed to the Company's Supervisory Board at the Annual Shareholders' Assembly on May 11, 2004. Dr. Colpan replaces Dr. Jörg Reinhardt, Director of Development and member of the Executive Committee at Novartis Pharma. Dr. Gerald Möller, Dr. Daniel Camus and Dr. Geoffrey N. Vernon were re-appointed to the Supervisory Board of MorphoSys.

Research & Development / Partnered Research

Proprietary Product Development
No significant changes in the development of the Company's proprietary product pipeline have occurred since the publication of the annual report 2003.

MorphoSys is currently performing a comparison study with MOR102 and other already approved psoriasis drugs. Due to technical circumstances the execution and completion of the comparison study is delayed. We expect to publish the results in fall 2004.

Partnered Product Development
Novartis AG
In May 2004, MorphoSys announced the signing of a significant strategic collaboration with Novartis Pharma AG to discover and develop antibody-based biopharmaceuticals. MorphoSys brings validated and robust human antibody technologies (HuCAL GOLD®) to Novartis' new strategic research directions, building a collaboration that will identify and develop novel therapeutic agents rapidly and efficiently.

MorphoSys scientists will work directly with Novartis scientists across the global sites of the Novartis Institutes for BioMedical Research (NIBR), including their new world headquarters in Cambridge, Massachusetts, U.S.A. The MorphoSys HuCAL GOLD® technology will be an integral part of Novartis' drug discovery and development efforts, with the goal of identifying and developing multiple HuCAL GOLD®-derived therapeutic antibodies against many different targets. During the term of the agreement, Novartis will fund internal research at MorphoSys that will generate and optimize HuCAL GOLD® antibodies against targets identified by Novartis. In addition, Novartis will have access to the current MorphoSys HuCAL GOLD® library at two of its sites. This technology, in conjunction with Novartis' leading research and development capabilities, will potentially enable Novartis to shorten the time needed to generate novel therapeutic as well as research antibodies.

Additionally, under the terms of this collaboration Novartis will be MorphoSys' first partner to receive a non-exclusive option on internalization of the entire MorphoSys technology platform, which would trigger an additional payment by Novartis to MorphoSys.

Underscoring the strategic nature of the collaboration Novartis made a EUR 9.0 million investment in MorphoSys by purchasing non-interest-bearing convertible bonds of MorphoSys. The convertible bonds were converted into 490,133 common MorphoSys shares in June 2004. In addition, MorphoSys will receive over USD 30.0 million in committed R&D funding and technology license fees over the first three years of the collaboration. MorphoSys also stands to receive technology license payments, research and developmental milestones, as well as royalties on marketed antibody products.

Intellectual Property

In June 2004, the U.S. Patent and Trademark Office granted a new patent to MorphoSys on its proprietary CysDisplay™ screening technology. CysDisplay™ is an important component of MorphoSys's proprietary HuCAL GOLD® technology, and the new patent provides additional protection for the same. The new patent (US 6,753,136) entitled "Novel methods for displaying (poly)peptides/proteins on bacteriophage particles via disulfide bonds" describes a selection technology based on phage display for selecting high-affinity antibodies. Additional patent applications are pending in other jurisdictions around the world.

Outlook

In the first six months of 2004, MorphoSys had committed orders which would allow it to achieve its full year 2004 revenue estimates. Revenue guidance for 2004 will be increased on the occasion of the Company's Q2 financial results publication. Additional revenues beyond the Company's original revenue forecast are dependent on the achievement of events such as milestones and new cooperations.

Condensed Consolidated Statement of Operations (U.S. GAAP) - unaudited

	Three Months Ended June 30, 2004 EURO	Three Months Ended June 30, 2003 EURO	Six Months Ended June 30, 2004 EURO	Six Months Ended June 30, 2003 EURO
Revenues	**4,536,336**	**3,499,336**	**8,783,423**	**7,243,382**
Operating Expenses				
Research and Development	3,043,314	2,968,785	5,645,683	5,708,947
Sales, General and Administrative	2,161,656	1,823,560	3,652,032	4,071,981
Stock-Based Compensation	249,980	596,146	585,673	1,057,242
Total Operating Expenses	**5,454,950**	**5,388,491**	**9,883,388**	**10,838,170**
Loss from Operations	**(918,614)**	**(1,889,155)**	**(1,099,965)**	**(3,594,788)**
Interest Income	9,465	165,494	113,275	185,560
Interest Expense	80,303	812,672	158,009	911,532
Impairment of Marketable Securities	–	(753,768)	–	(753,768)
Other Income / (Expense), Net	(254,485)	192,316	366,906	189,251
Loss before Taxes	**(1,243,937)**	**(3,097,785)**	**(777,793)**	**(4,885,277)**
Foreign Income Tax Expense	–	(1)	–	(1)
Net Loss	**(1,243,937)**	**(3,097,784)**	**(777,793)**	**(4,885,276)**
Loss per Share				
Basic and Diluted	(0.25)	(0.75)	(0.15)	(1.22)
Shares Used in Computing Net Loss per Share				
Basic and Diluted	4,931,426	4,113,615	5,097,324	4,002,398

See accompanying notes

Condensed Consolidated Balance Sheets (U.S. GAAP)

	06/30/2004 EURO	12/31/2003 EURO
	(unaudited)	
Assets		
Current Assets		
Cash and Cash Equivalents	8,876,231	6,652,456
Marketable Securities	21,056,292	16,508,575
Accounts Receivable	3,205,792	2,111,710
Prepaid Expenses and Other Current Assets	699,924	948,575
Total Current Assets	**33,838,239**	**26,221,316**
Non-Current Assets		
Property and Equipment, Net	2,206,879	1,907,895
Patents, Net	5,712,381	6,103,675
License Fees, Net	10,278,151	10,898,904
Other Assets	3,810,738	627,130
Total Non-Current Assets	**22,008,149**	**19,537,604**
Total Assets	**55,846,388**	**45,758,920**
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts Payable	173,379	258,732
Current Portion of License Payable	792,799	677,060
Current Portion of Deferred Revenue	4,524,001	4,272,249
Accrued Employees Benefits	773,121	949,122
Other Accrued Expenses and Liabilities	1,540,251	1,524,439
Total Current Liabilities	**7,803,551**	**7,681,602**
Non-Current Liabilities		
License Payable, Net of Current Portion	1,648,925	1,651,360
Deferred Revenue, Net of Current Portion	4,024,103	6,086,205
Other Non-Current Liabilities	3,656,973	–
Convertible Bonds Due to Related Parties	134,300	157,200
Total Non-Current Liabilities	**9,464,301**	**7,894,765**
Stockholders' Equity		
Common Stock, EUR 3.00 Par Value; Ordinary Shares Authorized (9,567,400 and 8,626,344 for 2004 and 2003, respectively); Ordinary Shares Issued (5,408,965 and 4,901,332 for 2004 and 2003, respectively); Ordinary Shares Outstanding (5,349,203 and 4,841,570 for 2004 and 2003, respectively);	16,226,895	14,703,996
Treasury Stock (59,762 shares for 2004 and 2003, respectively), at cost	(21,934)	(21,934)
Additional Paid-in Capital	76,752,694	68,623,807
Accumulated Other Comprehensive Income	434,745	912,755
Accumulated Deficit	(54,813,864)	(54,036,071)
Total Stockholders' Equity	**38,578,536**	**30,182,553**
Total Liabilities and Stockholders' Equity	**55,846,388**	**45,758,920**

See accompanying notes

Condensed Consolidated Statement of Changes in Stockholders' Equity (U.S. GAAP)

	Common Stock		Treasury Stock		Additonal Paid-in Capital	Accumulated Other Com-prehensive Gain/(Loss)	Accumulated Deficit	Total Shareholders' Equity
	Shares	EURO	Shares	EURO	EURO	EURO	EURO	EURO
Balance at January 1, 2003	**3,949,706**	**11,849,118**	**59,762**	**(21,934)**	**59,193,912**	**(517,591)**	**(49,888,039)**	**20,615,466**
Compensation Related to the Grant of Stock Options	–	–	–	–	2,175,430	–	–	2,175,430
Capital Increase against Contribution in Kind (XOMA), *Net of Issuance Cost of* EUR 23,314	363,466	1,090,398	–	–	3,110,896	–	–	4,201,294
Capital Increase against Contribution in Kind (CAT), Net of Issuance Cost of EUR 150,000	588,160	1,764,480	–	–	4,143,569	–	–	5,908,049
Other Comprehensive Loss: Change in Unrealized Gain on Available-for-Sale Securities	–	–	–	–	–	1,418,156	–	1,418,156
Foreign Currency Gain from Consolidation	–	–	–	–	–	12,190	–	12,190
Net Loss	–	–	–	–	–	–	(4,148,032)	(4,148,032)
Comprehensive Loss	–	–	–	–	–	–	–	(2,717,686)
Balance at December 31, 2003	**4,901,332**	**14,703,996**	**59,762**	**(21,934)**	**68,623,807**	**912,755**	**(54,036,071)**	**30,182,553**
Conversion of Convertible Bonds Issued to Related Parties	17,500	52,500	–	–	152,075	–	–	204,575
Compensation Related to the Grant of Stock Options and Convertible Bonds (unaudited)	–	–	–	–	585,673	–	–	585,673
Conversion of Convertible Bonds, Net of Issuance Cost of EUR 93,192	490,133	1,470,399	–	–	7,391,139	–	–	8,861,538
Other Comprehensive Loss: Change in Unrealized Gain on Available-for-Sale Securities (unaudited)	–	–	–	–	–	(478,802)	–	(478,802)
Foreign Currency Gain from Consolidation (unaudited)	–	–	–	–	–	792	–	792
Net Loss (unaudited)	–	–	–	–	–	–	(777,793)	(777,793)
Comprehensive Loss (unaudited)	–	–	–	–	–	–	–	(1,255,803)
Balance at June 30, 2004 (unaudited)	**5,408,965**	**16,226,895**	**59,762**	**(21,934)**	**76,752,694**	**434,745**	**(54,813,864)**	**38,578,536**

See accompanying notes

Condensed Consolidated Statement of Cash Flows (U.S. GAAP) - unaudited

For the Periods ended June 30,	2004 EURO	2003 EURO
Operating Activities		
Net Loss	(777,793)	(4,885,276)
Adjustments to Reconcile Net Income / (Loss) to Net Cash Used in Operating Activities		
Depreciation	440,815	440,591
Amortization of Intangible Assets	1,049,913	617,010
Net Gain on Sale of Marketable Securities	(726,747)	(196,831)
Impairment of Marketable Securities	–	753,768
Unrealized Net Loss on Derivative Financial Instruments	119,253	–
Gain on Sale of Property and Equipment	–	235
Recognition of Deferred Revenue	(4,525,810)	(3,478,447)
Stock-Based Compensation	585,673	1,057,243
Changes in Operating Assets and Liabilities		
Accounts Receivable	(1,094,082)	5,976,569
Prepaid Expenses and Other Assets	162,910	583,009
Accounts Payable	(85,353)	(965,442)
Licenses Payable	113,304	(579,066)
Deferred Revenue	2,715,460	1,045,233
Accrued Employee Benefits	(176,001)	(423,727)
Other Accrued Expenses and Liabilities	15,812	(280,208)
Net Cash Used in Operating Activities	**(2,182,646)**	**(335,339)**

See accompanying notes

For the Periods ended June 30,	2004 EURO	2003 EURO
Investing Activities		
Purchases of Marketable Securities	(13,236,692)	(8,592,506)
Proceeds from Sale of Marketable Securities	9,055,420	8,722,413
Purchases of Property and Equipment	(759,207)	(154,489)
Proceeds from Disposal of Property and Equipment	19,408	20,000
Additions to Patents	(37,866)	(21,937)
Net Cash Used in Investing Activities	**(4,958,937)**	**(26,519)**
Financing Activities		
Proceeds from the Issuance of Convertible Bonds	8,954,730	–
Conversion of Convertible Bonds Granted to Related Parties	204,575	–
Repayments from Conversion and Forfeitures of Convertible Bonds Issued to Related Parties	(22,900)	(8,600)
Proceeds from the Issuance of Convertible Bonds to Related Parties	–	70,700
Purchases of Derivative Financial Instruments	(158,576)	–
Proceeds from Disposal/Exercise of Derivative Financial Instruments	479,929	–
Costs of Share Issuance	(93,192)	(23,314)
Net Cash Provided by Financing Activities	**9,364,566**	**38,786**
Effect of Exchange Rate Differences on Cash	792	(15,149)
Increase / (Decrease) in Cash and Cash Equivalents	2,223,775	(338,221)
Cash and Cash Equivalents at the Beginning of the Period	**6,652,456**	**842,082**
Cash and Cash Equivalents at the End of the Period	**8,876,231**	**503,861**
Supplemental Disclosures of Cash Flow Information:		
Change in Unrealized Gains on Marketable Securities	(478,802)	189,832
Reduction of Restricted Cash	118,000	–
Non-Cash Settlement of License Payable (XOMA)	–	4,224,608
Non-Cash Fair Value of Embedded Derivatives	3,656,973	–

See accompanying notes

Notes to the Condensed Consolidated Financial Statements - unaudited

1 Organization and Summary of Significant Accounting Policies

Business and Organization

MorphoSys AG (the "Company") is a biotechnology company using combinatorial biology in drug discovery with the principal objective of developing and commercially exploiting new enabling technologies across a broad scientific spectrum. The Company was founded in July 1992 as a German limited liability company. In June 1998, MorphoSys AG was transformed into a German stock corporation. In March 1999, the Company went public on Germany's Neuer Markt, the stock exchange designated for high-growth enterprises. On January 15, 2003, MorphoSys AG was admitted to the Prime Standard segment of the Frankfurt Stock Exchange.

Substantially all operations are located in Germany. The Company has two wholly-owned subsidiaries:

- MorphoSys U.S.A., Inc., which was incorporated in the United States on February 16, 2000. The subsidiary's purpose was to assist the Company in the sale and licensing of MorphoSys AG products. MorphoSys U.S.A., Inc. substantially ceased its operations in November 2002.
- MorphoSys IP GmbH, which was incorporated in Munich, Germany, on November 6, 2002 and commenced operations on December 31, 2002. The subsidiary's purpose is to purchase, maintain and administer certain intangible assets of the MorphoSys Group. The Company's operations are physically located at the premises of MorphoSys AG in Martinsried/Planegg, Germany.

The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in these notes and elsewhere in the accompanying consolidated financial statements.

Basis of Financial Statement Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting standards generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly-liquid investments with an original maturity of three months or less to be cash equivalents. The Company invests its cash in deposits with two major German financial institutions.

Consolidation

The accompanying financial statements consolidate the financial positions, results of operations, and cash flows of MorphoSys AG and its subsidiaries. All intercompany transactions and balances have been eliminated.

Marketable Securities

The Company accounts for its marketable securities using Statement of Financial Accounting Standards SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities". Management determines the proper classifications of securities at the time of purchase and re-evaluates such designations as of each balance sheet date. At June 30, 2004 and December 31, 2003, such securities that are classified as available-for-sale are carried at market value with unrealized gains and losses reported in accumulated other comprehensive income, which is a separate component of stockholders' equity. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the statements of operations when the investment is sold or matures. On a regular basis, the Company tests for impairment. If a decline in the fair value of available-for-sale securities is judged to be other than temporary, the cost basis for the security is written down to fair value as new cost basis. The written-down amount is included in earnings as an impairment charge. The Company considers a decline in the market value of a marketable security, which is longer than six months in duration, to be deemed other than temporary unless specific facts and circumstances indicate otherwise. For further information, please see note 2.

Derivative Financial Instruments

The Company accounts for its derivative instruments using SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" and its corresponding amendments under SFAS No. 138. SFAS No. 133 requires the Company to measure every derivative instrument at fair value and record them as either an asset or a liability. Changes in fair value are recorded in other income. According to the Company's foreign currency hedging policy, only receivables which are definite and collectable within a twelve-month period will be hedged. Embedded derivative instruments are separated from the host contract and accounted for separately as a derivative instrument using SFAS No. 133. For further information, please see note 4.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation and amortization. Major replacements and improvements are capitalized while general repairs and maintenance are charged to expense as incurred. Assets are depreciated over three to ten years using the straight-line method. Leasehold improvements are amortized over the estimated useful lives of the assets or the related lease terms, whichever is shorter.

Revenue Recognition

The Company's revenues include technology access fees, fees earned from research and development collaboration agreements predominately with companies based in the United States and fees earned from the sale of HuCAL® antibodies in non-therapeutic applications.

Revenues related to non-refundable technology access fees, subscription fees and license fees are deferred and recognized on a straight-line basis over the relevant periods of the agreement, generally the research term or the estimated useful life of the collaboration for those contracts without a stipulated term unless a more accurate means of recognizing revenue is available. Research and development collaboration service fees are recognized in the period the services are provided in. Milestone revenues are recognized upon achievement of certain criteria. Revenues from sales of non-therapeutic applications are recognized upon shipment.

Investment grants from governmental agencies for the support of specific research and development projects are recorded as revenues to the extent the related expenses have been incurred: Under the terms of the investment grants, the governmental agencies generally have the right to audit the use of the payments received by the Company.

For revenue arrangements with multiple deliverables the Company tests for separate units of accounting based on the criteria stated in Emerging Issues Task Force EITF 00-21. If certain criteria are met, the consideration will be allocated among the separate units based on their respective fair values, and the applicable revenue recognition criteria will be considered separately for each of the separate units.

Deferred revenue represents revenues received but not yet earned per the terms of the contracts. At December 31, 2003 and June 30, 2004, cash was received for all deferred revenue recorded.

Segment Reporting

The Company operates primarily in one business segment related to the development of antibody therapeutics within the biotechnology industries. Accordingly, the Company does not disclose significant additional segment information under the definition of segment reporting, defined by the standards of SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information".

Research and Development

Research and development costs are expensed as incurred.

Stock-Based Compensation

The Company applies the provisions of SFAS No. 123 "Accounting for Stock-Based Compensation", which requires the Company to record the estimated fair value of stock options and other awards at the grant date as compensation expense over the period in which the employees render the services associated with the award.

Foreign Currency Translation

The financial statements of foreign subsidiaries have been translated into Euro in accordance with SFAS No. 52 "Foreign Currency Translation". All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. All amounts in the statement of operations have been translated using the average exchange rate for the year. The gains and losses resulting from the year-on-year changes in exchange rates have been reported in accumulated other comprehensive income. For further details, please see note 5.

Net Earnings/Loss per Share

Basic and diluted earnings/loss per share is calculated in accordance with SFAS No. 128 "Earnings per Share". Basic earnings/loss per share is based upon the number of weighted-average shares of common stock outstanding for the respective years.

Impairment of Long-Lived and Identifiable Intangible Assets

The Company evaluates the carrying value of long-lived assets and identifiable intangible assets for potential impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability is determined by comparing projected undiscounted cash flows associated with such assets to the related carrying value. An impairment loss is recognized when the estimated undiscounted future cash flows are less than the carrying amount of the asset. An impairment loss would be measured as the amount by which the carrying value of the assets exceeds their fair value.

Patent Costs

The Company capitalizes costs related to obtaining patents and protecting granted patents from infringement. Capitalized costs principally relate to the costs of legal counsel. Patent costs are amortized on a straight-line basis over the lesser of their estimated economic life or remaining patent term (10 years). Amortization commences at the time the patent is issued. The Company's patents covering its proprietary HuCAL® technology were granted in Australia in October 2000, in the United States of America in October 2001 and in Europe in June 2002. Further patent applications are pending in Canada and Japan.

Accounting for Acquired License Rights

The Company acquired license rights by making upfront licensing payments, annual maintenance fees and sublicensing payments to third parties. The Company amortizes up-front licensing payments on a straight-line basis over the estimated useful life of the acquired license (10 years). Annual maintenance fees are amortized over the term of each annual agreement. Sublicensing payments are amortized on a straight-line basis over the life of the contract or the estimated useful life of the collaboration for those contracts without a stipulated term.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of cash, cash equivalents, marketable securities and accounts receivable. The Company's cash and cash equivalents are principally denominated in Euro and U.S. Dollars. Marketable securities are placed in high-quality securities. Cash, cash equivalents and marketable securities are maintained principally with two high-quality financial institutions in Germany. The Company continually monitors its positions with, and the credit quality of, the financial institutions, which are counter-parties to its financial instruments, and does not anticipate non-performance. The Company's revenues and accounts receivable are subject to credit risk as a result of customer concentration. At June 30, 2004, three customers individually accounted for approximately 40%, 20% and 7% of the Company's accounts receivable balance. In addition, three customers individually accounted for 32%, 20% and 12% of the Company's total revenues for the first six months of 2004. On June 30, 2003, three customers individually had accounted for 49%, 32% and 11% of the Company's revenues. On December 31, 2003, one customer individually accounted for approximately 88% of the accounts receivable balance.

Accounts Receivable

For accounts receivable, the allowance for doubtful accounts is based on the management's assessment of the collectibility of specific customer accounts and the aging of the accounts receivable. If there is a deterioration of a major customer's credit worthiness or actual defaults are higher than the historical experience, management's estimates of the recoverability of amounts due to the Company could be adversely affected. Based on the management's assessment, allowances of EUR 17,340 and EUR 0 in relation to the newly formed reagent business unit were necessary on June 30, 2004 and December 31, 2003, respectively. The Company does not require collateral from customers for accounts receivable. On June 30, 2004 and December 31, 2003, accounts receivable included unbilled amounts of approximately EUR 1,911,490 and EUR 119,360, respectively.

Fair Value of Financial Instruments

The carrying value of financial instruments such as cash and cash equivalents, accounts receivable and accounts payable approximate their fair value based upon the short-term maturities of these instruments. The fair value of marketable securities is based upon quoted

market prices (see note 2). The fair value of license payables is determined by the effective interest method. Convertible bonds are recorded at their accreted values, which approximate the cash outlay that is due upon the note settlements.

Reclassifications

Certain amounts in prior year's consolidated financial statements have been reclassified to conform to the current year's presentation.

Effects of New Accounting Standards and Regulations

For the effects of new accounting standards we refer to our published consolidated financial statements as of December 31, 2003.

2 Marketable Securities

Marketable securities consist of the following as of June 30, 2004 and December 31, 2003:

in 000's EUR	Maturity	Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Market Value
December 31, 2003					
HVB Euro Bond	June 7,2011	3,268	456	0	3,724
HVB Debentures	Dec. 6, 2009	2,562	161	0	2,723
DB Money Market Funds	daily	10,181	245	0	10,426
		16,011	**862**	**0**	**16,873**
Restricted Cash					364
					16,509
June 30, 2004					
DB Money Market Funds	daily	20,919	383	0	21,302
		20,919	**383**	**0**	**21,302**
Restricted Cash					246
					21,056

Net unrealized holding gains of EUR 383,128 for the first six months of 2004 and EUR 861,929 for the year ended December 31, 2003 were recorded as a separate component of stockholders' equity.

In prior years, the Company invested for an aggregate amount of EUR 3.8 million in a silent partnership of HypoVereinsbank Luxembourg and EUR 2.8 million in securities of the HypoVereinsbank AG. Under SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities", both investments are designated as available-for-sale and are reported at fair value on the Company's balance sheet. Under the Company's accounting policy, marketable securities are presumed to be impaired, if their fair value is less than their cost basis for more than six months, unless specific facts and circumstances indicate otherwise. If the Company deems these investments further impaired at the end of any other period, an additional impairment may occur. During 2002/2003 MorphoSys' HypoVereinsbank investments

had traded below their original cost basis for more than six months and therefore the Company deemed that an impairment of these investments had occurred. Accordingly, impairment charges for January 2003 to June 2003 of EUR 753,768 had been recognized in June 2003.

In January and February 2004, MorphoSys sold both investments - the silent partnership of HypoVereinsbank Luxembourg as well as held securities of the HypoVereinsbank AG. Realized gains amounted to EUR 646,100.

For further details of restricted cash items see note 3.

3 Restricted Assets

The Company has classified as restricted cash certain cash, cash equivalents and marketable securities in other assets that are not available for use in its operations. At June 30, 2004 the Company had commitments of EUR 245,500 for guarantees issued compared to EUR 364,000 at year-end 2003. The reduction resulted from guarantees returned in connection with discontinued operations of MorphoSys U.S.A., Inc.

EUR 134,300 and EUR 157,200, respectively, were committed for convertible bonds issued to employees, the Management Board and the Supervisory Board at June 30, 2004 and December 31, 2003. The decrease is a result of bonds exercised in the nominal amount of EUR 17,500 and bonds forfeited in the nominal amount of EUR 5,400 during the first six months of 2004.

4 Derivative Financial Instruments

In May 2003, MorphoSys entered into foreign currency option contracts to hedge foreign exchange exposure related to U.S. Dollar accounts receivable. During the first six months of 2004, the remaining contracts were sold or exercised for EUR 479,929.

In February 2004, the Company entered into foreign currency option contracts in the notional amount of EUR 3.8 million or USD 5.0 million. At June 30, 2004, these option contracts remained unsold and were presented as other current assets. For the first six months of 2004, amortization of the option premiums amounted to EUR 103,535.

The Company accounts for embedded derivative instruments using SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". MorphoSys has identified embedded derivative instruments in one of their agreements. The embedded derivative is separated from the hybrid contract and shown as an other non-current asset valued at estimated fair value. On June 30, 2004 the fair value was EUR 3.7 million.

In May 2004, the Company entered into foreign U.S. Dollar forward contracts in the notional amount of USD 3.8 million maturing from July 2004 to July 2005. At June 30, 2004, these forward contracts are accounted for in other current assets at EUR 5,856. The change in fair value was included in non-operating losses on foreign exchange of EUR 356,613 (June 30, 2003: EUR 25,149).

5 Accumulated Other Comprehensive Income / (Loss)

Accumulated other comprehensive income consists of unrealized gains on marketable securities and translation adjustments from consolidation. For June 30, 2004 and December 31, 2003, the components of accumulated other comprehensive income were as follows:

in 000's EUR	06/30/2004	12/31/2003
Net Unrealized Gain on Available-for-Sale Securities	383	862
Foreign Currency Translation Adjustment	52	51
Accumulated Other Comprehensive Income	**435**	**913**

6 Intangible Assets

The following sets forth the intangible asset classes as of June 30, 2004 and December 31, 2003:

in 000's EUR	06/30/2004	12/31/2003
Amortized Intangibles		
Patents	8,596	8,569
Accumulated Amortization Patents	(3,000)	(2,571)
Unamortized Intangible Assets		
Patents	116	106
Net Patents	**5,712**	**6,104**
Amortized License Rights		
License Rights	12,140	12,140
Accumulated Amortization Licenses	(1,862)	(1,241)
Net License Rights	**10,278**	**10,899**

The changes in the carrying amount of unamortized patents for the period ended June 30, 2004 is as follows:

in 000's EUR	
Unamortized Intangibles	
Balance on December 31, 2003	106
Additions for the First Six Months 2004	10
Balance on June 30, 2004	**116**

Amortization is expected to commence on unamortized patents once the related patents are granted. Amortization expense on intangible assets totaled EUR 1,049,913 for the six-month period ended June 30, 2004 (June 30, 2003: EUR 617,010). Patents are amortized over 10 years starting from the date of the first patent grant. Licenses are amortized over 10 years from the date of the acquisition. The increase of amortization expense is mainly due to the acquisition of the CAT license in July 2003.

7 Property and Equipment

Property and equipment consist of the following at June 30, 2004 and December 31, 2003:

in 000's EUR	06/30/2004	12/31/2003
Office and Laboratory Equipment	4,247	3,605
Furniture and Fixtures	1,280	1,267
Purchased Software	1,263	1,186
Total	**6,790**	**6,058**
Less Accumulated Depreciation	(4,583)	(4,150)
Property and Equipment, Net	**2,207**	**1,908**

8 Contingent Liabilities

In June 2001, a lawsuit was filed against the Company by Applied Molecular Evolution, Inc., ("AME") San Diego, U.S.A., at the United States District Court of Massachusetts in Boston/U.S.A., alleging that the Company infringes the Kauffman-Ballivet patent family. These patents cover the stochastic production of proteins and were granted in the late 1990s. A trial date has not yet been set, although in January 2003 MorphoSys confirmed that it had received a positive "Report and Recommendation" from the Magistrate Judge to the District Judge for the District Court in Boston, Massachusetts, U.S.A., in the legal action filed by Applied Molecular Evolution. The Magistrate Judge recommended that MorphoSys' motion for summary judgment of non-infringement be allowed and that AME's motion for partial summary judgment of infringement be denied. As a result, no provisions for contingent liabilities have been made in the Company's financial statements.

Management is not aware of any other matters that could give rise to any material liability to the Company that would have a material adverse effect on the Company's financial condition or results of operations.

9 Stockholders' Equity

Common Stock

On June 30, 2004, the Common Stock of the Company was EUR 16,226,895. An increase of EUR 1,470,399 arose as a result of the conversion of bonds issued to Novartis on May 19, 2004 in connection with a strategic antibody alliance signed earlier this year. The bond was converted into 490,133 MorphoSys shares on June 15, 2004. Through conversion of 17,500 convertible bonds issued to employees, common stock increased by an additional EUR 52,500 in the first six months of 2004.

In the year 2003, common stock increased by EUR 2,854,878. The increase arose as a result of the issuance of 363,466 shares to XOMA for a capital increase against contribution in kind, which was registered in the commercial register on May 6, 2003. The issuance of 588,160 shares to CAT for a capital increase against contribution in kind was registered in the commercial register on August 26, 2003.

Authorized Capital

On May 11, 2004, the Annual Shareholders'Assembly authorized the Company to increase Authorized Capital I by 823,424 shares to create a maximum of 1,960,533 new shares of Authorized Capital I (December 31, 2003: 1,137,109 shares). Also approved was an increase to Authorized Capital II of 58,816 shares to create a maximum of 490,133 new shares of Authorized Capital II (December 31, 2003: 431,317 shares).

Conditional Capital

In the first six months of 2004, 17,500 shares were raised from Conditional Capital IV through exercise of the same number of convertible bonds by employees, increasing the subscribed capital by EUR 52,500.

On May 11, 2004, the Annual Shareholders'Assembly authorized the Company to create an additional 58,816 shares for Conditional Capital V to create a maximum amount of EUR 510,789 (170,263 shares).

On May 19, 2004, MorphoSys issued a convertible bond split into seven partial debentures to Novartis, convertible into a total of 490,133 shares. On June 15, 2004, Novartis converted all debentures into 490,133 common shares from the Company's Conditional Capital III.

Additional Paid-In Capital

On June 30, 2004, Additional Paid-in Capital amounted to EUR 76,752,694 (December 31, 2003: EUR 68,623,807). The increase of EUR 8,128,887 is due to stock-based compensation provisions in the amount of EUR 585,673, EUR 7,391,139 as a result of the Novartis share issuance including direct cost of EUR 93,192 and EUR 152,075 from conversion of convertible debenture issued to employees.

Treasury Stock

Treasury Shares totaling EUR 21,934 (59,762 shares) at June 30, 2004 remained unchanged compared to December 31, 2003.

10 Stock Options and Convertible Bonds

Effective June 6, 2002, the Company amended the Incentive Stock Option Plan ("2002 Plan") authorizing the grant of options to employees for up to 74,556 shares, arising from Conditional Capital, and deliverable upon exercise of non-warrant option rights. On January 15, 2004, a grant of 35,000 shares under the 2002 Plan was made to Company employees. The option rights are non-transferable and have a maximum life of five years. Additionally, a two-year holding period is required after the date of grant, after which the holder can exercise up to the amount of vested option rights, under the condition that the value of the underlying stock has appreciated 10% per annum, cumulatively, in the year of exercise.

At the Company's Annual Shareholders'Assemblies in July 2002 and May 2003, the Company was authorized until June 30, 2006 to issue up to 450,269 non-interest-bearing convertible bonds with a par/nominal value of EUR 1.00 each to employees, members of the Management Board and the Supervisory Board of the Company and its affiliates (2002 Plan). The pre-emptive rights of the stockholders were excluded.

On April 1, 2003, pursuant to a Management Board decision, the Company issued 70,700 convertible bonds to the Management Board and employees of the Company under the 2002 Plan. The beneficiaries may exercise the conversion rights only after the expiration of a waiting period of one year after the grant date. Each convertible bond with a nominal value of EUR 1.00 allows the exchange into one share of ordinary no-par value common stock of the Company against payment of the exchange price. The convertible bonds can be exercised until December 31, 2005 under the condition that the stock exchange price on at least one day during the lifetime of the convertible bonds has amounted to 110% of the exchange price. From April to June 2004, 17,500 conversion rights granted April 1, 2003 were exercised and converted into common stock.

In the first six months of 2004, no convertible bonds were granted.

11 Directors' Dealings

The table below shows the shares, stock options and convertible bonds as well as the changes of ownership of the same, which were held by the Management Board and the Supervisory Board during the first six months of 2004:

Shares

	01/01/2004	Additions	Sales	06/30/2004
Management Board				
Dr. Simon E. Moroney (held through a controlled entity)	113,461	–	–	113,461
Dave Lemus	–	–	–	–
Dr. Thomas von Rüden	–	–	–	–
Total	**113,461**	**–**	**–**	**113,461**
Supervisory Board				
Dr. Gerald Möller	–	2,500	–	2,500
Prof. Dr. Jürgen Drews	–	–	–	–
Dr. Daniel Camus	–	–	–	–
Dr. Metin Colpan [1]	–	–	–	–
Prof. Dr. Andreas Plückthun	59,300	–	–	59,300
Dr. Jörg Reinhardt [2]	–	–	–	–
Dr. Geoffrey N. Vernon	–	–	–	–
Total	**59,300**	**2,500**	**–**	**61,800**

1) Member of the Supervisory Board of MorphoSys from May 11, 2004

2) Member of the Supervisory Board of MorphoSys until May 11, 2004

Stock Options

	01/01/2004	Additions	Sales	06/30/2004
Management Board				
Dr. Simon E. Moroney	47,000	–	–	47,000
Dave Lemus	21,000	–	–	21,000
Dr. Thomas von Rüden	64,700	–	–	64,700
Total	**132,700**	**–**	**–**	**132,700**
Supervisory Board				
Dr. Gerald Möller	6,100	–	–	6,100
Prof. Dr. Jürgen Drews	5,930	–	–	5,930
Dr. Daniel Camus	–	–	–	–
Dr. Metin Colpan [1]	–	–	–	–
Prof. Dr. Andreas Plückthun	3,500	–	–	3,500
Dr. Jörg Reinhardt [2]	3,500	–	–	3,500
Dr. Geoffrey N. Vernon	3,500	–	–	3,500
Total	**22,530**	**–**	**–**	**22,530**

Convertible Bonds

	01/01/2004	Additions	Sales	06/30/2004
Management Board				
Dr. Simon E. Moroney	24,000	–	–	24,000
Dave Lemus	34,000	–	–	34,000
Dr. Thomas von Rüden	20,000	–	–	20,000
Total	**78,000**	**–**	**–**	**78,000**
Supervisory Board				
Dr. Gerald Möller	2,500	–	–	2,500
Prof. Dr. Jürgen Drews	–	–	–	–
Dr. Daniel Camus	1,500	–	–	1,500
Dr. Metin Colpan [1]	–	–	–	–
Prof. Dr. Andreas Plückthun	1,500	–	–	1,500
Dr. Jörg Reinhardt [2]	1,500	–	–	1,500
Dr. Geoffrey N. Vernon	1,500	–	–	1,500
Total	**8,500**	**–**	**–**	**8,500**

1) Member of the Supervisory Board of MorphoSys from May 11, 2004

2) Member of the Supervisory Board of MorphoSys until May 11, 2004

Imprint

Contact

Corporate Communications

Dave Lemus
Chief Financial Officer
Tel.: +49 89 899 27-439
Fax: +49 89 899 27-5439

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel.: +49 89 899 27-122
Fax: +49 89 899 27-5122

Mario Brkulj
PR Specialist
Tel.: +49 89 899-454
Fax: +49 89 899 27-5454

MorphoSys AG
Lena-Christ-Str. 48
82152 Martinsried / Planegg
Germany

E-mail: investors@morphosys.com
Internet: www.morphosys.com



Financial Report for the Quarterly Period Ended September 30, 2004

morphosys

Engineering the Medicines of Tomorrow

Contents

MorphoSys Group: Nine Months' Financial Report 2004

Dear Shareholders,

During the third quarter of this year, MorphoSys announced several noteworthy achievements relating to its operational and financial development.

Mirroring positive operational developments, the financial performance of MorphoSys significantly improved during the third quarter, continuing the upwards trend established in previous quarters. More specifically, MorphoSys turned net income profitable in the third quarter – its second bottom-line profitable quarter in 2004 – generating a net income of EUR 1.3 million. Also during the quarter, the Company increased its annual revenue forecast for 2004 from EUR 19 million to EUR 21 million – representing revenue growth of nearly 40% over the previous year. The Company's cash guidance was also uplifted, which at year's-end, is expected to be its highest-ever year-end cash balance.

Operationally, significant progress was also made. In August, MorphoSys announced the start of a new antibody program with Boehringer Ingelheim – the second of its kind with MorphoSys. Additionally, Centocor exercised an option to retain a commercial license for HuCAL® antibodies directed against a Centocor target molecule. Including these projects, the number of active, partnered therapeutic projects, among all partners, totals now 28 – our largest number ever – and is up from 17 at the beginning of the year.

MorphoSys also expanded its business reach geographically and application-wise during the third quarter. In July, the Company exploited the non-therapeutic potential inherent in its HuCAL® antibody library by signing a cooperation with Novoplant. Novoplant will use the technology in wholly new veterinary medicine applications. Moreover, in September MorphoSys concluded a strategic marketing agreement with GeneFrontier Corporation, aimed at tapping into the Japanese life science market – presently the world's second largest market.

As a result of these and other achievements, Company shareholder value and liquidity in the Company's stock were substantially increased. Consequently, MorphoSys was pleased to announce inclusion into Deutsche Börse's TecDAX Index in September. The TecDAX index represents Germany's largest and most liquid 30 technology-based company stocks listed on the Frankfurt Stock Exchange Prime Standard segment.

After two consecutive years of being cash-positive, MorphoSys expects to achieve a positive net income result in 2005, making the turn into profitability and growth therewith.

Thank you for your continued interest and confidence in our Company.

Dave Lemus
Chief Financial Officer
MorphoSys AG

Group Management Report Q3 2004

Industry Overview

After a strong first half-year, pharma and biotech news was mixed in the third quarter of 2004. Biotech IPOs continued, with ten biotech companies floated on the stock market during the quarter. Of these, two IPOs occured in Europe, one in Japan and seven in the USA. However, the recall of Merck's blockbuster drug Vioxx had a significant negative impact on capital market sentiment as it related to the pharmaceutical sector.

The MorphoSys share continued its positive development in the third quarter. For the quarter, the MorphoSys share gained a total of 9% from the end of Q2. As a comparison, the TecDAX index lost 14%, and the NASDAQ Biotechnology Index lost 6% in the same period.

Financial Analysis

Operating Revenues

Compared to the same period in the previous year, revenues increased by 42% to EUR 15.5 million in the first nine months of 2004 (September 30, 2003: EUR 10.9 million). Reasons for the increase include the impact of recently-signed larger collaborations and various milestone achievements attained, in the first nine months of 2004. Revenues arising from therapeutic antibody collaborations accounted for 87% of total revenues while target research collaborations generated 10%. The Antibody by Design business unit generated 3% of total revenues. Geographically, 82% of MorphoSys' commercial (non-grant) revenues in the amount of EUR 12.6 million were generated with biotechnology and pharmaceutical companies located in the United States of America and 18% in Europe. These percentages are comparable to the same period of the previous year, corresponding to 80% and 20%, respectively.

Operating Expenses

For the first nine months of 2004, total operating expenses including stock-based compensation expense decreased by 9% to EUR 14.9 million (September 30, 2003: EUR 16.3 million), leading to an operating profit of EUR 0.6 million (September 30, 2003: loss of EUR 5.4 million). The reduction in operating expenses of EUR 1.4 million was mainly due to lower external consultancy costs, including external lab funding costs, and lower stock-based compensation expense.

Research and Development Expenses

Costs for research and development increased by EUR 0.4 million to EUR 8.9 million (September 30, 2003: EUR 8.5 million). This increase resulted mainly from higher personnel and materials cost, corresponding to increased operational activity from new deals, as well as higher amortization expense resulting from the revaluation of the CAT license acquisition in 2003.

Sales, General and Administrative Expenses

Sales, general and administrative expenses amounted to EUR 5.3 million compared to EUR 6.2 million in the same period of the previous year. The decrease in expense resulted mainly from lower patent litigation expense as well as reduced legal and advisory fees primarily stemming from capital increases executed in the prior year.

Stock-Based Compensation

Stock-based compensation in the amount of EUR 0.8 million for the first nine months of 2004 was recorded as a non-cash charge (September 30, 2003: EUR 1.6 million), resulting from application of SFAS No. 123 "Accounting for Stock-Based Compensation" under U.S. GAAP accounting. The decrease in stock-based compensation was mainly due to declining amortization expenses from options and convertible bonds granted in prior periods as well as lower numbers of options and convertible bonds granted in the first nine months of 2004.

Cost by Expenditure Type

For the first nine months of 2004, personnel costs (excluding expenses arising from stock-based compensation) amounted to EUR 5.9 million (September 30, 2003: EUR 5.7 million) or 40% of total operating expenses, thus representing the largest cost block within operating expenses in the first nine months of 2004.

Intangible costs, which include patent litigation costs and amortization of licenses and patents, amounted to EUR 2.4 million (September 30, 2003: EUR 2.0 million) or 16% of the total in the first nine months of 2004. External consultancy costs amounted to EUR 2.0 million (September 30, 2003: EUR 3.7 million) or 13% of total operating expenses.

Non-Operating Items

Non-operating income amounted to EUR 0.7 million compared to a non-operating loss of EUR 1.3 million in the same period of the prior year, an improvement of EUR 2.0 million. The better performance in the current year stems from the absence of extraordinary interest charges in 2003 relating to the beneficial conversion of XOMA 's share issuance transaction, as well as gains on MorphoSys' sale of marketable securities in the first nine months of 2004, which resulted in a realized gain of EUR 0.7 million. Higher interest income as a result of higher cash balances also served to improve the result in the first three quarters of 2004.

Net Profit / (Loss)

Following the positive trend established in 2003, the Company achieved net profitability for the first nine months of 2004 in the amount of EUR 1.3 million (September 30, 2003: loss of EUR 6.7 million). EBITDA (Earnings before Interest, Taxes, Depreciation, Amortization and Stock-Based Compensation) was positive in 2004, and amounted to EUR 4.3 million for the first three quarters of 2004 compared to a loss of EUR 2.6 million in the same period of 2003.

The resulting earnings per share for the nine months ended September 30, 2004 amounted to EUR 0.24 per share (nine months ended September 30, 2003: loss of EUR 1.60).

Liquidity / Cash Flows

On September 30, 2004, the Company held EUR 31.8 million in cash, cash equivalents and marketable securities compared to a EUR 23.2 million cash balance at December 31, 2003. The increased cash position results from the issuance of a convertible bond to Novartis for

EUR 9.0 million in connection with the strategic antibody collaboration signed in May 2004 as well as the achievement of a positive operating cash-inflow in the first nine months of 2004.

In the first nine months of 2004, the Company's current assets increased by EUR 10.3 million to EUR 36.5 million compared to EUR 26.2 million at December 31, 2003.

Assets
As a result of the increased cash position, total assets increased by EUR 9.1 million to EUR 54.9 million in the first nine months of 2004 compared to EUR 45.8 million at December 31, 2003.

Liabilities
During the first nine months of 2004, total non-current liabilities decreased by EUR 2.2 million to EUR 5.7 million, principally due to a downturn in long-term deferred revenues. Total current liabilities increased by EUR 0.6 million mainly resulting from increased payables to licensors at the end of the year as well as slightly higher accrued expenses at September 30, 2004.

Equity
At September 30, 2004, the total number of shares issued was 5,411,315 of which 5,351,553 were outstanding, compared to 4,901,332 and 4,841,570 at December 31, 2003, respectively. The increase arose from the conversion of a convertible bond issued to Novartis in connection with the collaboration agreement signed in May 2004. These mandatory convertible debentures were converted into 490,133 common MorphoSys shares on June 15, 2004. Additionally 19,850 shares were issued as a result of the conversion of convertible bonds granted to employees.

Capital Expenditure
Investment in property and equipment amounted to EUR 1.3 million for the nine-month period ended September 30, 2004, compared to EUR 0.5 million for the same period of the prior year. The increase resulted from investments in automation for the Antibodies by Design unit, as well as maintenance of capitalized assets used in other areas of the Company's business. Accordingly, depreciation increased for the first nine months of 2004 and accounted for EUR 0.7 million compared to EUR 0.6 million for the same period last year.

Amortization of existing capitalized intangibles in the first three quarters of 2004 was EUR 1.6 million compared to EUR 1.1 million in the same period of the previous year. The increase of EUR 0.5 million resulted in part from revaluation of the CAT license in 2003.

Human Resources

Number and Qualification of Employees
On September 30, 2004, the MorphoSys Group employed 127 people (December 31, 2003: 95). On average, the MorphoSys Group employed 112 people for the first nine months of 2004 (Q3 2003: 93). The increase was related to recently-signed collaborations.

Of the 127 employees, 103 worked in research and development and 24 in sales, general and administration. On September 30, 2004, 43 of MorphoSys' employees had a Ph.D. degree (December 31, 2003: 35) and 2 apprenticeship positions were maintained in the Company (December 31, 2003: 2).

On September 3, 2004, MorphoSys announced the departure of Dr. Thomas von Rüden, former Chief Scientific Officer and Executive Group member, from the Company. A search for a suitable replacement is currently afoot, and until a successor is appointed, the Company will continue to be managed by the other two members of the Management Board, Dr. Simon Moroney, Chief Executive Officer, and Dave Lemus, Chief Financial Officer. Dr. Moroney will add Research and Development to his responsibilities, while Dave Lemus will add Technical Operations to his responsibilities.

Simultaneously, MorphoSys announced two promotions within the Company at the Vice President and Director levels. Dr. Marlies Sproll, presently Vice President of Research and Development, was promoted to Senior Vice President in the same capacity. Dr. Barbara Krebs, presently Director of Business Development, was promoted to Senior Director.

Research & Development / Partnered Research

Proprietary Product Development

MOR102

MorphoSys is currently performing a comparison study with MOR102 and other already approved psoriasis drugs. Results of this study are expected by the end of Q1 2005.

MOR202

In October 2004, MorphoSys presented first promising animal data from pre-clinical studies of the anti-cancer antibody program MOR202, at the 11th Human Antibodies & Hybridomas Conference in Dublin, Ireland.

The antibodies were initially characterized in detail in different *in vitro* assays. Using cell lines of specific hematologic cancer types and in primary patient tumor material, it was demonstrated that the antibodies were able to kill cancer cells efficiently. A MOR202 antibody also proved to be highly effective in an *in vivo* animal model for investigating multiple myeloma. The HuCAL® IgG antibody was administered regularly to tumor-bearing mice over a period of between three and five weeks. In various experimental settings, different antibody constructs, dosages and treatment regimens were examined. In all cases, treatment with MOR202 antibody led to a significant slowdown of tumor growth, in some cases no tumor could be detected at the end of the observation period. MorphoSys has submitted several U.S. patent applications. These patents relate to specific anti-CD38 antibodies and their use.

Partnered Product Development

Biogen Idec, Inc.

The research cooperation with Biogen Idec, which was signed in December 2000 and extended in January 2002, was successfully concluded at the end of September 2004. Biogen Idec used MorphoSys' HuCAL® GOLD antibody library in genome research programs. MorphoSys generated antibodies against expressed sequence tags (ESTs) for Biogen Idec in order to support the identification and assessment of drug candidates within Biogen Idec's genome research activities. Biogen Idec retains limited rights in certain HuCAL®-derived antibodies.

Boehringer Ingelheim GmbH & Co. KG

In August 2004, MorphoSys and Boehringer Ingelheim announced the start of a new program for the development of a therapeutic antibody against an undisclosed target molecule involved in cardiovascular diseases. MorphoSys will generate this antibody using its proprietary HuCAL

GOLD® technology. Boehringer Ingelheim will carry out the pre-clinical and clinical development as well as subsequent marketing of all resulting products. MorphoSys will participate in the successful progress of the project, receiving milestone payments and royalties.

The initiation of the new antibody program between Boehringer Ingelheim and MorphoSys was made in the context of the mutual cooperation and license agreement signed in February 2003 and represents the exercise of Boehringer Ingelheim's second option for the development of a therapeutic antibody using the HuCAL® technology of MorphoSys. Under this agreement, MorphoSys received the exclusive, global license for certain patents owned by Boehringer Ingelheim. These patent rights related to the development, production and sale of therapeutic and diagnostic antibodies against a target molecule, ICAM-1. ICAM-1 is the basis for MorphoSys' proprietary product programs MOR101 and MOR102, which are intended for the treatment of dermal burns and inflammatory diseases such as psoriasis. In return for this consideration, Boehringer Ingelheim was granted the option to develop two therapeutic antibodies using MorphoSys' HuCAL® technology and exercised its first therapeutic antibody program option in November 2003.

Centocor, Inc.

In August 2004, MorphoSys announced that Centocor Inc., a Johnson & Johnson company, exercised an option to retain a commercial license for HuCAL® antibodies directed against an undisclosed Centocor target molecule involved in inflammatory diseases. In exchange, MorphoSys received a license payment from Centocor.

The cooperation between MorphoSys and Centocor, initiated in December 2000, is aimed at the development of human therapeutic antibodies in a range of indications. It includes an option for Centocor on the development of antibodies against up to 30 different target molecules using MorphoSys' proprietary technologies. In March 2002, the existing partnership was expanded when Centocor ordered AutoCAL™, the MorphoSys-developed system for automated screening of the HuCAL® antibody library. In March 2004, both companies commenced a new antibody program in which MorphoSys would generate therapeutic antibodies against a Centocor target molecule involved in autoimmune diseases. In the collaboration with Centocor, MorphoSys has achieved four performance-related milestones to date.

Crucell N.V.

In September 2004, MorphoSys announced a non-exclusive license agreement with Dutch biotechnology company Crucell N.V. and allied contract manufacturer DSM Biologics. Under the terms of the agreement, MorphoSys received the rights to Crucell's PER.C6® fully human cell line technology for use in its own and partnered antibody research programs conducted at MorphoSys. Furthermore, MorphoSys and its partners have an option to obtain a license for the clinical and commercial production of antibodies isolated from the MorphoSys HuCAL® library. The human cell line has been shown to be suited to the development and large-scale manufacturing of a wide range of biologics including antibodies. Financial details were not disclosed.

Crucell's fully human PER.C6® cell line is an established technology for the production of antibodies. Thus, through the collaboration, MorphoSys is broadening its technology base and diversifies its offering for existing and new partners. The advantages of PER.C6® include high-yield production of antibodies, fast production cycles and the provision of human glycosylation patterns.

GeneFrontier Corp.

Also in September 2004, MorphoSys announced that it has formed a strategic marketing cooperation with the Tokyo-based company GeneFrontier Corporation in order to access the Japanese life science market. The objective of the cooperation is to drive new business opportunities by establishing the HuCAL® technology of MorphoSys as the premium brand for both research and therapeutic antibody generation in Japan. As part of an ongoing pre-marketing agreement between the two companies, several research projects conducted with Japanese partners have been so far successfully completed. Under the multi-year collaboration, both parties will invest in customer development and marketing in Japan as part of a wider MorphoSys effort to expand geographically into new markets.

Novoplant GmbH

MorphoSys and Novoplant GmbH (Gatersleben, Germany) announced the signing of a collaboration for the development of therapeutic antibodies in animal health applications in July 2004. Under the three-year agreement Novoplant received a license from MorphoSys for the development and commercialization of therapeutic antibodies as feed components for use in veterinary medicine. As consideration, Novoplant payed a technology access fee to MorphoSys for the utilization of the HuCAL GOLD® technology in addition to future annual licensing fees. Additionally, MorphoSys will receive milestone fees and royalties for the subsequent development and marketing of any resulting products.

In the context of the cooperation, Novoplant will use MorphoSys' HuCAL GOLD® technology to generate antibodies against viruses, parasites and pathogenic microorganisms such as *E. coli* or salmonella. The addition of such MorphoSys antibodies to animal feed stock intended for poultry, pigs or cattle may offer protection against infectious diseases in the respective animal's gastro-intestinal tract. MorphoSys retains all rights in any human therapeutics or diagnostics emerging from the collaboration.

Intellectual Property

On September 30, 2004, the District Judge presiding over the MorphoSys / Applied Molecular Evolution ("AME") case issued a "Memorandum and Order" wherein he denied the summary judgment motions and declined to adopt the recommendation of the Magistrate Judge from January 2003 for the time being. As reported on January 8, 2003, the Magistrate Judge had recommended that MorphoSys' motion for summary judgment of non-infringement be allowed and that AME's motion for partial summary judgment of infringement be denied.

Instead the judge ordered that a Markman hearing for claim construction should be held, in order that clarity around certain issues be reached prior to any judgment. A scheduling conference has been set at the beginning of November 2004.

On June 25, 2001, AME filed a complaint against MorphoSys AG and its wholly owned subsidiary MorphoSys USA, Inc., in the United States District Court for the District of Massachusetts seeking injunctive relief and damages on behalf of AME. The complaint alleges that MorphoSys AG and MorphoSys USA, Inc., are willfully infringing the Kauffman patent family under which AME holds an exclusive license. MorphoSys counterclaimed that the patents are not infringed, and that the patents are invalid and/or unenforceable. In summer 2002, both parties filed several motions for summary judgment, resulting in the "Report and Recommendation" from the Magistrate Judge to the District Judge from January 6, 2003. Since litigation has commenced, the original plaintiff, AME, has been wholly acquired by Eli Lilly and Company.

Outlook

In July, MorphoSys increased its revenue forecast by almost 40% to EUR 21 million.

Additionally, cash guidance was increased to at least EUR 28 million at year´s end, based on the issuance and subsequent conversion of a convertible bond in June 2004.

Looking ahead into the next fiscal year on the basis of current planning, MorphoSys expects to be able to achieve bottom-line profitability in 2005.

Condensed Consolidated Statement of Operations (U.S. GAAP) – unaudited

	Three Months Ended Sep. 30, 2004 EURO	Three Months Ended Sep. 30, 2003 EURO	Nine Months Ended Sep. 30, 2004 EURO	Nine Months Ended Sep. 30, 2003 EURO
Revenues	**6,694,528**	**3,641,356**	**15,477,951**	**10,884,738**
Operating Expenses				
Research and Development	3,211,871	2,774,010	8,857,554	8,482,957
Sales, General and Administrative	1,606,605	2,092,519	5,258,637	6,164,499
Stock-Based Compensation	179,190	542,257	764,863	1,599,499
Total Operating Expenses	**4,997,666**	**5,408,786**	**14,881,054**	**16,246,955**
Profit / (Loss) from Operations	**1,696,862**	**(1,767,430)**	**596,897**	**(5,362,217)**
Interest Income	123,374	12,860	236,649	198,420
Interest Expense	83,907	47,495	241,917	959,026
Impairment of Marketable Securities	–	–	–	(753,768)
Other Income / (Expense), Net	327,453	37,201	694,360	226,451
Profit / (Loss) before Taxes	**2,063,782**	**(1,764,864)**	**1,285,989**	**(6,650,140)**
Foreign Income Tax Expense	–	–	–	1
Net Profit / (Loss)	**2,063,782**	**(1,764,864)**	**1,285,989**	**(6,650,141)**
Earnings / (Loss) per Share				
Basic	0.40	(0.39)	0.24	(1.60)
Diluted	0.39	(0.39)	0.24	(1.60)
Shares Used in Computing Net Profit / (Loss) per Share				
Basic	5,183,686	4,547,490	5,349,795	4,162,728
Diluted	5,230,653	4,547,490	5,387,516	4,162,728

See accompanying notes

Condensed Consolidated Balance Sheets (U.S. GAAP)

	09/30/2004 EURO (unaudited)	12/31/2003 EURO
Assets		
Current Assets		
Cash and Cash Equivalents	9,185,507	6,652,456
Marketable Securities	22,620,228	16,508,575
Accounts Receivable	4,134,855	2,111,710
Prepaid Expenses and Other Current Assets	538,737	948,575
Total Current Assets	**36,479,327**	**26,221,316**
Non-Current Assets		
Property and Equipment, Net	2,481,328	1,907,895
Patents, Net	5,503,540	6,103,675
License Fees, Net	9,974,641	10,898,904
Other Assets	432,892	627,130
Total Non-Current Assets	**18,392,401**	**19,537,604**
Total Assets	**54,871,728**	**45,758,920**
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts Payable	290,997	258,732
Current Portion of Licenses Payable	956,710	677,060
Current Portion of Deferred Revenue	4,201,859	4,272,249
Accrued Employees Benefits	1,016,231	949,122
Other Accrued Expenses and Liabilities	1,787,328	1,524,439
Total Current Liabilities	**8,253,125**	**7,681,602**
Non-Current Liabilities		
Licenses Payable, Net of Current Portion	1,589,392	1,651,360
Deferred Revenue, Net of Current Portion	3,938,710	6,086,205
Other Non-Current Liabilities	–	–
Convertible Bonds Due to Related Parties	130,250	157,200
Total Non-Current Liabilities	**5,658,352**	**7,894,765**
Stockholders' Equity		
Common Stock, EUR 3.00 Par Value; Ordinary Shares Authorized (9,567,400 and 8,626,344 for 2004 and 2003, respectively); Ordinary Shares Issued (5,411,315 and 4,901,332 for 2004 and 2003, respectively); Ordinary Shares Outstanding (5,351,553 and 4,841,570 for 2004 and 2003, respectively);	16,233,945	14,703,996
Treasury Stock (59,762 shares for 2004 and 2003, respectively), at cost	(21,934)	(21,934)
Additional Paid-in Capital	76,945,683	68,623,807
Accumulated Other Comprehensive Income	552,639	912,755
Accumulated Deficit	(52,750,082)	(54,036,071)
Total Stockholders' Equity	**40,960,251**	**30,182,553**
Total Liabilities and Stockholders' Equity	**54,871,728**	**45,758,920**

See accompanying notes

Condensed Consolidated Statement of Changes in Stockholders' Equity (U.S. GAAP)

	Common Stock		Treasury Stock		Additonal Paid-in Capital	Accumulated Other Comprehensive Gain/(Loss)	Accumulated Deficit	Total Stockholders' Equity
	Shares	EURO	Shares	EURO	EURO	EURO	EURO	EURO
Balance at January 1, 2003	**3,949,706**	**11,849,118**	**59,762**	**(21,934)**	**59,193,912**	**(517,591)**	**(49,888,039)**	**20,615,466**
Compensation Related to the Grant of Stock Options	–	–	–	–	2,175,430	–	–	2,175,430
Capital Increase against Contribution in Kind (XOMA), Net of Issuance Cost of EUR 23,314	363,466	1,090,398	–	–	3,110,896	–	–	4,201,294
Capital Increase against Contribution in Kind (CAT), Net of Issuance Cost of EUR 150,000	588,160	1,764,480	–	–	4,143,569	–	–	5,908,049
Other Comprehensive Loss: Change in Unrealized Gain on Available-for-Sale Securities	–	–	–	–	–	1,418,156	–	1,418,156
Foreign Currency Gain from Consolidation	–	–	–	–	–	12,190	–	12,190
Net Loss	–	–	–	–	–	–	(4,148,032)	(4,148,032)
Comprehensive Loss	–	–	–	–	–	–	–	(2,717,686)
Balance at December 31, 2003	**4,901,332**	**14,703,996**	**59,762**	**(21,934)**	**68,623,807**	**912,755**	**(54,036,071)**	**30,182,553**
Conversion of Convertible Bonds Issued to Related Parties	19,850	59,550	–	–	172,497	–	–	232,047
Compensation Related to the Grant of Stock Options and Convertible Bonds (unaudited)	–	–	–	–	764,863	–	–	764,863
Conversion of Convertible Bonds, Net of Issuance Cost of EUR 124,083 and Change in Fair Value of EUR 24,268	490,133	1,470,399	–	–	7,384,516	–	–	8,854,915
Other Comprehensive Loss: Change in Unrealized Gain on Available-for-Sale Securities (unaudited)	–	–	–	–	–	(360,673)	–	(360,673)
Foreign Currency Gain from Consolidation (unaudited)	–	–	–	–	–	557	–	557
Net Profit (unaudited)	–	–	–	–	–	–	1,285,989	1,285,989
Comprehensive Income (unaudited)	–	–	–	–	–	–	–	925,873
Balance at September 30, 2004 (unaudited)	**5,411,315**	**16,233,945**	**59,762**	**(21,934)**	**76,945,683**	**552,639**	**(52,750,082)**	**40,960,251**

See accompanying notes

Condensed Consolidated Statement of Cash Flows (U.S. GAAP) – unaudited

For the Periods ended September 30,	2004 EURO	2003 EURO
Operating Activities		
Net Profit / (Loss)	1,285,989	(6,650,141)
Adjustments to Reconcile Net Income / (Loss) to Net Cash Provided by / (Used in) Operating Activities		
Depreciation	692,879	647,396
Amortization of Intangible Assets	1,568,699	1,077,342
Net Gain on Sale of Marketable Securities	(726,747)	(266,928)
Impairment of Marketable Securities	–	753,768
Unrealized Net (Gain) / Loss on Derivative Financial Instruments	70,590	(72,276)
Gain on Sale of Property and Equipment	–	(2,650)
Recognition of Deferred Revenue	(9,027,910)	(5,713,677)
Stock-Based Compensation	764,863	1,599,499
Changes in Operating Assets and Liabilities		
Accounts Receivable	(2,023,145)	4,863,688
Prepaid Expenses and Other Assets	65,562	1,000,680
Accounts Payable	32,265	(857,690)
Licenses Payable	217,682	(702,404)
Deferred Revenue	6,810,025	3,378,900
Accrued Employee Benefits	67,109	(68,610)
Other Accrued Expenses and Liabilities	262,889	(440,205)
Other Non-Current Liabilities	–	240,159
Net Cash Provided by / (Used in) Operating Activities	**60,750**	**(1,213,149)**

See accompanying notes

For the Periods ended September 30,	2004 EURO	2003 EURO
Investing Activities		
Purchases of Marketable Securities	(14,682,499)	(10,625,589)
Proceeds from Sale of Marketable Securities	9,055,420	12,175,326
Purchases of Property and Equipment	(1,285,720)	(499,447)
Proceeds from Disposal of Property and Equipment	19,408	22,887
Additions to Patents	(44,301)	(33,219)
Net Cash Provided by / (Used in) Investing Activities	**(6,937,692)**	**1,039,958**
Financing Activities		
Proceeds from the Issuance of Convertible Bonds	8,978,998	–
Conversion of Convertible Bonds Granted to Related Parties	232,047	–
Repayments from Conversion and Forfeitures of Convertible Bonds Issued to Related Parties	(26,950)	(10,100)
Proceeds from the Issuance of Convertible Bonds to Related Parties	–	93,200
Purchases of Derivative Financial Instruments	(158,576)	(175,200)
Proceeds from Disposal/Exercise of Derivative Financial Instruments	508,000	11,200
Costs of Share Issuance	(124,083)	(173,314)
Net Cash Provided by / (Used in) Financing Activities	**9,409,436**	**(254,214)**
Effect of Exchange Rate Differences on Cash	557	12,885
Increase / (Decrease) in Cash and Cash Equivalents	2,533,051	(414,520)
Cash and Cash Equivalents at the Beginning of the Period	**6,652,456**	**842,082**
Cash and Cash Equivalents at the End of the Period	**9,185,507**	**427,562**
Supplemental Disclosures of Cash Flow Information:		
Change in Unrealized Gains on Marketable Securities	(360,673)	553,901
Non-Cash Change in Fair Value of Bonds Issued	24,268	–
Reduction of Restricted Cash	118,500	–
Non-Cash Settlement of License Payable (XOMA)	–	4,224,608
License Settled in Equity	–	6,058,048

See accompanying notes

Notes to the Condensed Consolidated Financial Statements – unaudited

1 Organization and Summary of Significant Accounting Policies

Business and Organization

MorphoSys AG ("the Company") is a biotechnology company using combinatorial biology in drug discovery with the principal objective of developing and commercially exploiting new enabling technologies across a broad scientific spectrum. The Company was founded in July 1992 as a German limited liability company. In June 1998, MorphoSys was transformed into a German stock corporation. In March 1999, the Company went public on Germany's Neuer Markt, the stock exchange designated for high-growth enterprises. On January 15, 2003, MorphoSys AG was admitted to the Prime Standard segment of the Frankfurt Stock Exchange. Since September 20,2004, MorphoSys has been included in the Deutsche Börse TecDAX index.

Substantially all operations are located in Germany. The Company has two wholly-owned subsidiaries:

- MorphoSys U.S.A., Inc., which was incorporated in the United States on February 16, 2000. The subsidiary's purpose was to assist the Company in the sale and licensing of MorphoSys AG products. MorphoSys U.S.A., Inc. substantially ceased its operations in November 2002.
- MorphoSys IP GmbH, which was incorporated in Munich, Germany, on November 6, 2002 and commenced operations on December 31, 2002. The subsidiary's purpose is to purchase, maintain and administer certain intangible assets of the MorphoSys Group. The Company's operations are physically located at the premises of MorphoSys AG in Martinsried/Planegg, Germany.

The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in these notes and elsewhere in the accompanying consolidated financial statements.

Basis of Financial Statement Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

Preparation of consolidated financial statements in conformity with accounting standards generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly-liquid investments with an original maturity of three months or less to be cash equivalents. The Company invests its cash in deposits with two major German financial institutions.

Consolidation

The accompanying financial statements consolidate the financial positions, results of operations, and cash flows of MorphoSys AG and its subsidiaries. All intercompany transactions and balances have been eliminated.

Marketable Securities

The Company accounts for its marketable securities using Statement of Financial Accounting Standards SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities". Management determines the proper classification of securities at the time of purchase and re-evaluates such designations as of each balance sheet date. At September 30, 2004 and December 31, 2003, such securities that are classified as available-for-sale are carried at market value with unrealized gains and losses reported in accumulated other comprehensive income, which is a separate component of stockholders' equity. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the statements of operations when the investment is sold or matures. On a regular basis, the Company tests for impairment. If a decline in the fair value of available-for-sale securities is judged to be other than temporary, the cost basis for the security is written down to fair value as new cost basis. The write-down amount is included in earnings as an impairment charge. The Company considers a decline in the market value of a marketable security, which is longer than six months in duration, to be deemed other than temporary unless specific facts and circumstances indicate otherwise. For further information, please see note 2.

Derivative Financial Instruments

The Company accounts for its derivative instruments using SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" and its corresponding amendments under SFAS No. 138. SFAS No. 133 requires the Company to measure every derivative instrument at fair value and record them as either an asset or a liability. Changes in fair value are recorded in other income. According to the Company's foreign currency hedging policy, only receivables which are definite and collectable within a twelve-month period will be hedged. Embedded derivative instruments are separated from the host contract and accounted for separately as a derivative instrument using SFAS No. 133. At September 30, 2004 and December 31, 2003, the Company did not identify embedded derivatives in its current contracts. For further information, please see note 4.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation and amortization. Major replacements and improvements are capitalized while general repairs and maintenance are charged to expense as incurred. Assets are depreciated over three to ten years using the straight-line method. Leasehold improvements are amortized over the estimated useful lives of the assets or the related lease terms, whichever is shorter.

Revenue Recognition

The Company's revenues include technology access fees, fees earned from research and development collaboration agreements predominately with companies based in the United States and fees earned from the sale of HuCAL® antibodies in non-therapeutic applications. Revenues related to non-refundable technology access fees, subscription fees and license fees are deferred and recognized on a straight-line basis over the relevant periods of the agreement, generally the research term or the estimated useful life of the collaboration for those contracts without a stipulated term unless a more accurate means of recognizing revenue is available. Research and development collaboration service fees are recognized in the period the services are provided in. Milestone revenues are recognized upon achievement of

certain criteria. Revenues from sales of non-therapeutic applications are recognized upon shipment.

Investment grants from governmental agencies for the support of specific research and development projects are recorded as revenues to the extent the related expenses have been incurred: Under the terms of the investment grants, the governmental agencies generally have the right to audit the use of the payments received by the Company.

For revenue arrangements with multiple deliverables the Company tests for separate units of accounting based on the criteria stated in Emerging Issues Task Force EITF 00-21. If certain criteria are met, the consideration will be allocated among the separate units based on their respective fair values, and the applicable revenue recognition criteria will be considered separately for each of the separate units.

Deferred revenue represents revenues received but not yet earned per the terms of the contracts. At September 30, 2004 and December 31, 2003, EUR 6,000 and EUR 0 unreceived cash was included in gross deferred revenue, respectively.

Segment Reporting

The Company operates primarily in one business segment related to the development of antibody therapeutics within the biotechnology industries. Accordingly, the Company does not disclose significant additional segment information under the definition of segment reporting, defined by the standards of SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information".

Research and Development

Research and development costs are expensed as incurred.

Stock-Based Compensation

The Company applies the provisions of SFAS No. 123 "Accounting for Stock-Based Compensation", which requires the Company to record the estimated fair value of stock options and other awards at the grant date as compensation expense over the period in which the employees render the services associated with the award.

Foreign Currency Translation

The financial statements of foreign subsidiaries have been translated into Euro in accordance with SFAS No. 52 "Foreign Currency Translation". All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. All amounts in the statement of operations have been translated using the average exchange rate for the year. The gains and losses resulting from the year-on-year changes in exchange rates have been reported in accumulated other comprehensive income. For further details, please see note 5.

Net Earnings/Loss per Share

Basic and diluted earnings/loss per share is calculated in accordance with SFAS No. 128 "Earnings per Share". Basic earnings/loss per share is based upon the number of weighted-average shares of common stock outstanding for the respective years. Diluted earnings per share at September 30, 2004 include the number of weighted-average shares of common stock outstanding and the number of weighted-average shares from stock options and convertible bonds exercisable.

Impairment of Long-Lived and Identifiable Intangible Assets

The Company evaluates the carrying value of long-lived assets and identifiable intangible assets for potential impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability is determined by com-

paring projected undiscounted cash flows associated with such assets to the related carrying value. An impairment loss is recognized when the estimated undiscounted future cash flows are less than the carrying amount of the asset. An impairment loss would be measured as the amount by which the carrying value of the assets exceeds their fair value.

Patent Costs

The Company capitalizes costs related to obtaining patents and protecting granted patents from infringement. Capitalized costs principally relate to the costs of legal counsel. Patent costs are amortized on a straight-line basis over the lesser of their estimated economic life or remaining patent term (10 years). Amortization commences at the time the patent is issued. The Company's patents covering its proprietary HuCAL® technology were granted in Australia in October 2000, in the United States of America in October 2001 and in Europe in June 2002. Further patent applications are pending in Canada and Japan.

Accounting for Acquired License Rights

The Company acquired license rights by making upfront licensing payments, annual maintenance fees and sublicensing payments to third parties. The Company amortizes up-front licensing payments on a straight-line basis over the estimated useful life of the acquired license (10 years). Annual maintenance fees are amortized over the term of each annual agreement. Sublicensing payments are amortized on a straight-line basis over the life of the contract or the estimated useful life of the collaboration for those contracts without a stipulated term.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risks consist primarily of cash, cash equivalents, marketable securities and accounts receivable. The Company's cash and cash equivalents are principally denominated in Euro and U.S. Dollars. Marketable securities are placed in high-quality securities. Cash, cash equivalents and marketable securities are maintained principally with two high-quality financial institutions in Germany. The Company continually monitors its positions with, and the credit quality of, the financial institutions, which are counter-parties to its financial instruments, and does not anticipate non-performance. The Company's revenues and accounts receivable are subject to credit risk as a result of customer concentration. At September 30, 2004, three customers individually accounted for approximately 47%, 29% and 15% of the Company's accounts receivable balance. In addition, three customers individually accounted for 31%, 20% and 17% of the Company's total revenues for the first nine months of 2004. On September 30, 2003, three customers individually had accounted for 43%, 26% and 16% of the Company's revenues. On December 31, 2003, one customer individually had accounted for approximately 88% of the accounts receivable balance.

Accounts Receivable

For accounts receivable, the allowance for doubtful accounts is based on the management's assessment of the collectibility of specific customer accounts and the aging of the accounts receivable. If there is a deterioration of a major customer's credit worthiness or actual defaults are higher than the historical experience, management's estimates of the recoverability of amounts due to the Company could be adversely affected. Based on the management's assessment, allowances of EUR 5,955 and EUR 0 in relation to the newly formed reagent business unit were necessary on September 30, 2004 and December 31, 2003, respectively. The Company does not require collateral from customers for accounts receivable. On September 30, 2004 and December 31, 2003, accounts receivable included unbilled amounts of approximately EUR 3,749,540 and EUR 119,360, respectively.

Fair Value of Financial Instruments

The carrying value of financial instruments such as cash and cash equivalents, accounts receivable and accounts payable approximate their fair value based upon the short-term maturities of these instruments. The fair value of marketable securities is based upon quoted market prices (see note 2). The fair value of license payables is determined by the effective interest method. Convertible bonds are recorded at their accreted values, which approximate the cash outlay that is due upon the note settlements.

Reclassifications

Certain amounts in prior year's consolidated financial statements have been reclassified to conform to the current year's presentation.

Effects of New Accounting Standards and Regulations

For the effects of new accounting standards we refer to our published consolidated financial statements as of December 31, 2003.

2 Marketable Securities

Marketable securities consist of the following as of September 30, 2004 and December 31, 2003:

in 000's EUR	Maturity	Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Market Value
December 31, 2003					
HVB Euro Bond	June 7,2011	3,268	456	0	3,724
HVB Debentures	Dec. 6, 2009	2,562	161	0	2,723
DB Money Market Funds	daily	10,181	245	0	10,426
		16,011	**862**	**0**	**16,873**
Restricted Cash					364
					16,509
September 30, 2004					
DB Money Market Funds	daily	22,365	501	0	22,866
		22,365	**501**	**0**	**22,866**
Restricted Cash					246
					22,620

Net unrealized holding gains of EUR 501,257 for the first nine months of 2004 and EUR 861,929 for the year ended December 31, 2003 were recorded as a separate component of stockholders' equity.

In prior years, the Company invested for an aggregate amount of EUR 3.8 million in a silent partnership of HypoVereinsbank Luxembourg and EUR 2.8 million in securities of the HypoVereinsbank AG. Under SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities", both investments are designated as available-for-sale and are reported at fair value on the Company's balance sheet. Under the Company's accounting policy, marketable securities are presumed to be impaired, if their fair value is less than their cost basis for more than six months, unless specific facts and circumstances indicate otherwise. If the

Company deems these investments further impaired at the end of any other period, an additional impairment may occur. During 2002/2003 MorphoSys' HypoVereinsbank investments had traded below their original cost basis for more than six months and therefore the Company deemed that an impairment of these investments had occurred. Accordingly, impairment charges for January 2003 to June 2003 of EUR 753,768 had been recognized in June 2003. In January and February 2004, MorphoSys sold both investments - the silent partnership of HypoVereinsbank Luxembourg as well as held securities of the HypoVereinsbank AG. Realized gains amounted to EUR 646,100.
For further details of restricted cash items see note 3.

3 Restricted Assets

The Company has classified as restricted cash certain cash, cash equivalents and marketable securities in other assets that are not available for use in its operations. At September 30, 2004 the Company had commitments of EUR 245,500 for guarantees issued compared to EUR 364,000 at year-end 2003. The reduction resulted from guarantees returned in connection with discontinued operations of MorphoSys U.S.A., Inc.
EUR 130,250 and EUR 157,200, respectively, were committed for convertible bonds issued to employees, the Management Board and the Supervisory Board at September 30, 2004 and December 31, 2003. The decrease is a result of bonds exercised in the nominal amount of EUR 19,850 and bonds forfeited in the nominal amount of EUR 7,100 during the first nine months of 2004.

4 Derivative Financial Instruments

In May 2003, MorphoSys had entered into foreign currency option contracts to hedge foreign exchange exposure related to U.S. Dollar accounts receivable. At September 30, 2003, forward contracts in the notional amount of EUR 5.2 million or USD 5.8 million were outstanding. During the first nine months of 2004, the remaining contracts were sold or exercised for EUR 508,000.
In February 2004, the Company entered into foreign currency option contracts in the notional amount of EUR 3.8 million or USD 5.0 million. At September 30, 2004, these option contracts remained unsold and were presented as other current assets. For the first nine months of 2004, amortization of the option premiums amounted to EUR 113,090.
In May 2004, the Company entered into foreign U.S. Dollar forward contracts in the notional amount of USD 3.8 million maturing from July 2004 to July 2005. At September 30, 2004, these forward contracts are accounted for in other current assets at EUR 35,005.
The changes in fair value were included in non-operating losses on foreign exchange of EUR 31,761 (September 30, 2003: EUR 60,610).
The Company accounts for embedded derivative instruments using SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". MorphoSys initially identified a possible embedded derivative instrument in one of its agreements in the second quarter of 2004, and made a related charge of EUR 0.3 million in non-operating items in the second quarter financial statements. However, further analysis and review revealed that said items were not qualified as embedded derivatives as defined by SFAS No. 133. All related entries were reversed in the third quarter financial statements of 2004.

5 Accumulated Other Comprehensive Income

Accumulated other comprehensive income consists of unrealized gains on marketable securities and translation adjustments from consolidation. For September 30, 2004 and December 31, 2003, the components of accumulated other comprehensive income were as follows :

in 000's EUR	09/30/2004	12/31/2003
Net Unrealized Gain on Available-for-Sale Securities	501	862
Foreign Currency Translation Adjustment	52	51
Accumulated Other Comprehensive Income	**553**	**913**

6 Intangible Assets

The following sets forth the intangible asset classes as of September 30, 2004 and December 31, 2003:

in 000's EUR	09/30/2004	12/31/2003
Amortized Intangibles		
Patents	8,600	8,569
Accumulated Amortization Patents	(3,215)	(2,571)
Unamortized Intangible Assets		
Patents	119	106
Net Patents	**5,504**	**6,104**
Amortized License Rights		
License Rights	12,140	12,140
Accumulated Amortization Licenses	(2,165)	(1,241)
Net License Rights	**9,975**	**10,899**

The changes in the carrying amount of unamortized patents for the period ended September 30, 2004 is as follows:

in 000's EUR	
Unamortized Intangibles	
Balance on December 31, 2003	106
Additions for the First Nine Months 2004	13
Balance on September 30, 2004	**119**

Amortization is expected to commence on unamortized patents once the related patents are granted. Amortization expense on intangible assets totaled EUR 1,568,699 for the nine-month period ended September 30, 2004 (September 30, 2003: EUR 1,077,342). Patents are amortized over 10 years starting from the date of the first patent grant. Licenses are amortized over 10 years from the date of the acquisition. The increase of amortization expense is mainly due to the acquisition of the CAT license in July 2003.

7 Property and Equipment

Property and equipment consist of the following at September 30, 2004 and December 31, 2003:

in 000's EUR	09/30/2004	12/31/2003
Office and Laboratory Equipment	4,690	3,605
Furniture and Fixtures	1,340	1,267
Purchased Software	1,286	1,186
Total	**7,316**	**6,058**
Less Accumulated Depreciation	(4,835)	(4,150)
Property and Equipment, Net	**2,481**	**1,908**

8 Contingent Liabilities

In June 2001, a lawsuit was filed against the Company by Applied Molecular Evolution, Inc., ("AME") San Diego/U.S.A., at the United States District Court of Massachusetts in Boston/U.S.A., alleging that the Company infringes the Kauffman-Ballivet patent family. These patents cover the stochastic production of proteins and were granted in the late 1990s. In January 2003 MorphoSys confirmed that it had received a positive "Report and Recommendation" from the Magistrate Judge to the District Judge for the District Court in Boston, Massachusetts/U.S.A., in the legal action filed by Applied Molecular Evolution. The Magistrate Judge recommended that MorphoSys' motion for summary judgment of non-infringement be allowed and that AME's motion for partial summary judgment of infringement be denied. On September 30, 2004, the District Judge issued a "Memorandum and Order" wherein he declined to adopt the recommendation and denied the summary judgment motions for the time being. Instead, he ordered that a Markman hearing for claim construction should be held. Thereafter, based on the facts at issue, it will be determined whether the case can be decided by way of summary judgment or has to go to trial. As a result, no provisions for contingent liabilities have been made in the Company's financial statements.
Management is not aware of any other matters that could give rise to any material liability to the Company that would have a material adverse effect on the Company's financial condition or results of operations.

9 Stockholders' Equity

Common Stock

On September 30, 2004, the Common Stock of the Company was EUR 16,233,945. An increase of EUR 1,470,399 arose as a result of the conversion of bonds issued to Novartis on May 19, 2004 in connection with the strategic antibody alliance signed earlier this year. The bond was converted into 490,133 MorphoSys shares on June 15, 2004. Through conversion of 19,850 convertible bonds issued to employees, common stock increased by an additional EUR 59,550 in the first nine months of 2004. In the year 2003, common stock had increased by EUR 2,854,878. The increase arose as a result of the issuance of 363,466 shares to XOMA for a capital increase against contribution in kind, which was registered in the commercial register on May 6, 2003. The issuance of 588,160 shares to CAT for a capital increase against contribution in kind was registered in the commercial register on August 26, 2003.

Authorized Capital

On May 11, 2004, the Annual Shareholders Assembly authorized the Company to increase Authorized Capital I by 823,424 shares to create a maximum of 1,960,533 new shares of Authorized Capital I (December 31, 2003: 1,137,109 shares). Also approved was an increase to Authorized Capital II of 58,816 shares to create a maximum of 490,133 new shares of Authorized Capital II (December 31, 2003: 431,317 shares).

Conditional Capital

In the first nine months of 2004, 19,850 shares were raised from Conditional Capital IV through exercise of the same number of convertible bonds by employees, increasing the subscribed capital by EUR 59,550.

On May 11, 2004, the Annual Shareholders' Assembly authorized the Company to create an additional 58,816 shares for Conditional Capital V to create a maximum amount of EUR 510,789 (170,263 shares).

On May 19, 2004, MorphoSys issued a convertible bond split into seven partial debentures to Novartis, convertible into a total of 490,133 shares. On June 15, 2004, Novartis converted all debentures into 490,133 common shares from the Company's Conditional Capital III.

Additional Paid-In Capital

On September 30, 2004, Additional Paid-in Capital amounted to EUR 76,945,683 (December 31, 2003: EUR 68,623,807). The increase of EUR 8,321,876 is primarily due to stock-based compensation provisions in the amount of EUR 764,863, and EUR 7,384,516 as a result of the Novartis share issuance including the direct cost of EUR 124,083. Also increasing common stock was from conversion of convertible debenture issued to employees in the amount of EUR 172,497.

Treasury Stock

Treasury Shares totaling EUR 21,934 (59,762 shares) at September 30, 2004 remained unchanged compared to December 31, 2003.

10 Stock Options and Convertible Bonds

Effective June 6, 2002, the Company had amended the Incentive Stock Option Plan ("2002 Plan") authorizing the grant of options to employees for up to 74,556 shares, arising from Conditional Capital, and deliverable upon exercise of non-warrant option rights. On January 15, 2004, a grant of 35,000 shares under the 2002 Plan was made to Company employees. The option rights are non-transferable and have a maximum life of five years. Additionally, a two-year holding period is required after the date of grant, after which the holder can exercise up to the amount of vested option rights. The exercise of the option rights is only possible if the stock exchange price on at least one day during the lifetime of the options has amounted to 120% of the strike price.

At the Company's Annual Shareholders' Assemblies in July 2002 and May 2003, the Company was authorized until June 30, 2006 to issue up to 450,269 non-interest-bearing convertible bonds with a par/nominal value of EUR 1.00 each to employees, members of the Management Board and Supervisory Board of the Company and its affiliates (2002 Plan). The pre-emptive rights of the stockholders were excluded.

On April 1, 2003, pursuant to a Management Board decision, the Company issued 70,700 convertible bonds to the Management Board and employees of the Company under the 2002 Plan. The beneficiaries may exercise the conversion rights only after the expiration of a waiting period of one year after the grant date. Each convertible bond with a nominal value of

EUR 1.00 allows the exchange into one share of ordinary no-par value common stock of the Company against payment of the exchange price. The convertible bonds can be exercised until December 31, 2005 under the condition that the stock exchange price on at least one day during the lifetime of the convertible bonds has amounted to 110% of the exchange price. From July to September 2004, 19,850 conversion rights granted April 1, 2003 were exercised and converted into common stock.
On October 31, 1999, 98,100 options were granted under the 1999 Options plan to employees, supervisory board members and management board members. The originally anticipated options term was five years. On October 14th 2004 the Management and Supervisory Board decided to extend the exercise period of 55,900 options granted to employees and the Management Board, respectively, until October 31st, 2009.

In the first nine months of 2004, no convertible bonds were granted.

11 Directors' Dealings

The table below shows the shares, stock options and convertible bonds as well as the changes of ownership of the same, which were held by the Management Board and the Supervisory Board during the first nine months of 2004:

Shares

	01/01/2004	Additions	Forfeitures	Sales	09/30/2004
Management Board					
Dr. Simon E. Moroney (held through a controlled entity)	113,461	–	–	–	113,461
Dave Lemus	–	–	–	–	–
Dr. Thomas von Rüden***	–	–	–	–	–
Total	**113,461**	**–**	**–**	**–**	**113,461**
Supervisory Board					
Dr. Gerald Möller	–	2,500	–	–	2,500
Prof. Dr. Jürgen Drews	–	–	–	–	–
Dr. Daniel Camus	–	–	–	–	–
Dr. Metin Colpan**	–	–	–	–	–
Prof. Dr. Andreas Plückthun	59,300	–	–	–	59,300
Dr. Jörg Reinhardt*	–	–	–	–	–
Dr. Geoffrey N. Vernon	–	–	–	–	–
Total	**59,300**	**2,500**	**–**	**–**	**61,800**

* retired: 05/11/2004

** entered: 05/11/2004

*** no longer in Company: 09/03/2004

Stock Options

	01/01/2004	Additions	Forfeitures	Sales	09/30/2004
Management Board					
Dr. Simon E. Moroney	47,000	–	–	–	47,000
Dave Lemus	21,000	–	–	–	21,000
Dr. Thomas von Rüden***	64,700	–	10,500	–	54,200
Total	**132,700**	**–**	**10,500**	**–**	**122,200**
Supervisory Board					
Dr. Gerald Möller	6,100	–	–	–	6,100
Prof. Dr. Jürgen Drews	5,930	–	–	–	5,930
Dr. Daniel Camus	–	–	–	–	–
Dr. Metin Colpan**	–	–	–	–	–
Prof. Dr. Andreas Plückthun	3,500	–	–	–	3,500
Dr. Jörg Reinhardt*	3,500	–	1,750	–	1,750
Dr. Geoffrey N. Vernon	3,500	–	–	–	3,500
Total	**22,530**	**–**	**1,750**	**–**	**20,780**

Convertible Bonds

	01/01/2004	Additions	Forfeitures	Sales	09/30/2004
Management Board					
Dr. Simon E. Moroney	24,000	–	–	–	24,000
Dave Lemus	34,000	–	–	–	34,000
Dr. Thomas von Rüden***	20,000	–	20,000	–	–
Total	**78,000**	**–**	**20,000**	**–**	**58,000**
Supervisory Board					
Dr. Gerald Möller	2,500	–	–	–	2,500
Prof. Dr. Jürgen Drews	–	–	–	–	–
Dr. Daniel Camus	1,500	–	–	–	1,500
Dr. Metin Colpan**	–	–	–	–	–
Prof. Dr. Andreas Plückthun	1,500	–	–	–	1,500
Dr. Jörg Reinhardt*	1,500	–	1,500	–	–
Dr. Geoffrey N. Vernon	1,500	–	–	–	1,500
Total	**8,500**	**–**	**1,500**	**–**	**7,000**

* retired: 05/11/2004

** entered: 05/11/2004

*** no longer in Company: 09/03/2004

12 Earnings / (Loss) Per Share

Basic and diluted earnings/loss per share (EPS) are calculated in accordance with SFAS No. 128, "Earnings per Share". The table below illustrates the reconciliation from basic to diluted earnings per share (in thousands EUR, except per share data):

	Three Months Ended Sep. 30, 2004 EURO	Three Months Ended Sep. 30, 2003 EURO	Nine Months Ended Sep. 30, 2004 EURO	Nine Months Ended Sep. 30, 2003 EURO
Numerator				
Net Profit / (Loss)	2,064	(1,765)	1,286	(6,650)
Denominator				
Weighted Average Shares Used for Basic EPS	5,183,686	4,547,490	5,349,795	4,162,728
Dilutive Shares arising from Stock Options	12,267	–	7,417	–
Dilutive Shares arising from Convertible Bonds	34,700	–	30,304	–
Total Denominator	**5,230,653**	**4,547,490**	**5,387,516**	**4,162,728**
Earnings / (Loss) per Share (in EUR)				
Basic	0.40	(0.39)	0.24	(1.60)
Diluted	0.39	(0.39)	0.24	(1.60)

13 Subsequent Events

On 3 September 2004, MorphoSys announced the departure of Dr. Thomas von Rüden from the Company's management board, with immediate effect, as his Service Agreement was terminated for good cause. Since this time, Dr. Thomas von Rüden has announced disagreement with the termination of the Service Agreement, and a preliminary action at the Landgericht München ("Urkundenprozess") has been launched, in order to claim partial reimbursement for lost remuneration. A first Court Hearing is scheduled on 4 November 2004. The Company's legal counsel believes it has meritorious arguments in the matter, and given that it is not possible to predict the outcome of these proceedings, nor is it possible to estimate probable loss, no provisions have been made in the Company's books.

Imprint

Contact

Corporate Communications

Dave Lemus
Chief Financial Officer
Tel.: +49 89 899 27-439
Fax: +49 89 899 27-5439

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel.: +49 89 899 27-122
Fax: +49 89 899 27-5122

Mario Brkulj
PR Specialist
Tel.: +49 89 899-454
Fax: +49 89 899 27-5454

MorphoSys AG
Lena-Christ-Str. 48
82152 Martinsried / Planegg
Germany

E-mail: investors@morphosys.com
Internet: www.morphosys.com

morphosys

Press Release
Martinsried/Munich, Germany; January 13, 2004

MorphoSys to Cross-License Technologies with Bayer

Bayer Receives HuCAL® GOLD Technology

MorphoSys AG (Frankfurt: MOR; Prime Standard Segment) today announced an agreement with Bayer HealthCare for the cross-licensing of certain technologies. Under the agreement, MorphoSys will receive the human cell line HKB 11 for production of HuCAL® antibodies. MorphoSys will also receive the right to use the cell line for its own research and an option for the commercial production of antibodies using the HKB 11 cell line. In exchange, Bayer will switch its in-house R&D programs to the MorphoSys HuCAL® GOLD antibody technology. Additionally, MorphoSys will receive an installation fee from Bayer HealthCare.

The announcement builds on the existing agreement between the two companies, entered into in December 1999. In July 2001, the collaboration was extended to run through the end of 2005. The collaboration focuses on the use of human antibodies for application in the areas of therapy, diagnostics and target research. In the context of the agreement, MorphoSys receives annual license payments and can receive development-related milestone payments and royalties for marketed products.

"We are delighted to be expanding our collaboration with Bayer", commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG. "This expansion further enhances our capabilities for the development of therapeutic antibodies and is an important component for our partnering strategy."

About MorphoSys:
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing and research collaborations with Bayer (Berkeley, California/USA), Biogen Inc. (Cambridge, Massachusetts/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (Wilmington, Delaware/USA), Centocor Inc. (Malvern, Pennsylvania/USA), California/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Oridis Biomed GmbH (Graz/Austria), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995.

Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact: MorphoSys:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
PR Spezialist
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

morphosys

Press Release
Martinsried/Munich, January 28, 2004

GPC Biotech Extends License for MorphoSys HuCAL® Antibodies against Cancer Target

MorphoSys AG (Frankfurt: MOR; Prime Standard Segment) announced today that GPC Biotech AG has extended its exclusive license for HuCAL® antibodies directed against an MHC class II target molecule. The size of the payment to MorphoSys was not disclosed.

The aim of the collaboration between GPC Biotech and MorphoSys, which began in 1999, is to develop a new generation of therapeutically active substances for the treatment of autoimmune diseases and certain forms of cancer. The most advanced project is aimed at the selective recognition and destruction of activated, reproducing MHC class II positive tumor cells – including those in B-cell and T-cell lymphomas. In the context of the partnership between MorphoSys and GPC Biotech, the fully human antibody against the GPC Biotech target molecule was selected and optimized by MorphoSys using its HuCAL® technology. GPC Biotech reported promising pre-clinical anti-tumor data around the antibody, called 1D09C3, in 2003. GPC Biotech has reported that, with successful ongoing efforts, the Company expects to enter 1D09C3 into human clinical trials in the second half of 2004.

"Today's announcement demonstrates that our HuCAL® antibody continues to occupy an important position in GPC Biotech's strong oncology pipeline", commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG. "This antibody could be the first HuCAL® antibody to enter clinical trials."

<u>MorphoSys in brief:</u>
MorphoSys develops and applies technologies for the production of synthetic antibodies, which accelerate drug discovery and disease-related target molecules. The Company was founded in 1992 and has a wide range of innovative technologies, above all HuCAL®, the Human Combinatorial Antibody Library, which is used by researchers worldwide for human antibody generation. The Company has collaborations with international pharmaceutical companies such as Bayer (Berkeley, California/USA), Biogen Inc. (Cambridge, Massachusetts/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (Wilmington, Delaware/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Martinsried/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Oridis Biomed GmbH (Graz/Austria), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). Further information can be found on the Company's website: www.morphosys.com.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For further information, please contact:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
PR Specialist
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

morphosys

Press Release
Martinsried/Munich, February 5, 2004

MorphoSys Enters New Antibody Market

"Antibodies by Design" Generates Custom Research Antibodies

MorphoSys AG (Frankfurt: MOR; Prime Standard Segment) today announced the formation of its new business unit "Antibodies by Design", which will market HuCAL® antibodies in non-therapeutic applications. The range of products and services offered by Antibodies by Design targets primarily industrial and academic institutions requiring custom-generated antibodies for use in research applications. Over one hundred new orders have been acquired to-date thus demonstrating the significant market potential for custom generated research antibodies.

The HuCAL® technology is currently employed at MorphoSys in a number of therapeutic antibody collaborations with renowned pharmaceutical and biotechnology company partners. The Antibodies by Design unit was originally conceived in order to expand the market for MorphoSys' core competence in the generation of fully human antibodies using its well-established HuCAL® technology. Using the HuCAL® technology, novel research antibodies can be generated within 8 to 10 weeks – a significant speed improvement over the current market standard of 6 to 9 months using animal-based technologies. As part of its core offering, customers of Antibodies by Design are able to send their antigens for processing, and order an appropriate antibody format plus any of a number of other value-adding components.

Leading the new unit is Dieter Lingelbach, who joined MorphoSys in April 2003 from Roche Diagnostics. At Roche Diagnostics he was responsible for global marketing and sales of research and industrial biochemicals. Mr. Lingelbach brings more than 20 years of professional experience in diagnostics sales and marketing, human health care, biotechnology, and management consulting. Ms. Joanne Crowe, previously International Marketing Director responsible for global marketing activities at Qiagen, joined the Antibodies by Design team in May 2003. Ms. Crowe has 8 years of international experience in biological research and more than 12 years of experience in marketing and marketing communications in the life science industry.

"The value chain of MorphoSys, based on the HuCAL® technology, is being expanded by a new link," comments Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG. "I am particularly glad that we have succeeded in hiring two seasoned executives for the new business unit, both of whom have longstanding experience in strategic marketing and international sales of biological products and services."

"The approach of Antibodies by Design is adding value to the traditional MorphoSys business by penetrating wholly new markets with its innovative technology," adds Dieter Lingelbach, Manager of Antibodies by Design and Senior Vice President of MorphoSys AG.

Information on Antibodies by Design is available at www.antibodyservices.com.

MorphoSys in brief:
MorphoSys develops and applies technologies for the production of synthetic antibodies, which accelerate drug discovery and disease-related target molecules. The Company was founded in 1992 and has a wide range of innovative technologies, above all HuCAL®, the Human Combinatorial Antibody Library, which is used by researchers worldwide for human antibody generation. The Company has collaborations with international pharmaceutical companies such as Bayer (Berkeley, California/USA), Biogen Inc. (Cambridge, Massachusetts/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (Wilmington, Delaware/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Martinsried/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Oridis Biomed GmbH (Graz/Austria), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). Further information can be found on the Company's website: www.morphosys.com.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For further information, please contact:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
PR Specialist
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

Press Release
Martinsried/Munich, February 10, 2004

MorphoSys Presents Preliminary Financial Results for 2003

MorphoSys Cash Flow Positive in 2003

MorphoSys AG (Frankfurt: MOR; Prime Standard Segment) today reported preliminary financial results for the full year 2003. The Company's cash position amounted to EUR 23.2 million at yearend, up from EUR 19.1 million in 2002. MorphoSys also reported a positive cash flow from operations of EUR 5.8 million for the year. The Company reported revenues of EUR 15.3 million and total operating expenses of EUR 18.8 million for the year 2003. Net loss amounted to EUR 4.1 million, down from EUR 24.4 million, representing a decrease of 83%.

Revenues for the year 2003 amounted to EUR 15.3 million (2002: EUR 16.8 million). Revenue development was mainly affected by delays in deal signing and foreign exchange effects. Using constant exchanges rates, MorphoSys' 2003 revenues would have been EUR 15.9 million. Total operating expenses decreased by 56% to EUR 18.8 million (2002: EUR 42.3 million). Cost savings arising from the Company's restructuring efforts, the licensing and settlement agreements with CAT and XOMA and a related change in accounting estimate, all led to a substantial improvement of the operating loss. For the year 2003, operating loss decreased by 86% to EUR 3.5 million (2002: 25.5 million). EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization), excluding stock-based compensation, amounted to EUR 1.2 million, (2002: EUR -18.7 million). Mirroring this trend, the net loss for 2003 decreased by 83% to EUR 4.1 million (2002: EUR 24.4 million).

On December 31, 2003, MorphoSys had EUR 23.2 million in cash, cash equivalents and marketable securities, an increase of more than 20% compared to the end of 2002 (December 31, 2002: EUR 19.1 million).

All numbers reported are unaudited and preliminary. MorphoSys will publish its audited financial statements on February 26, 2004.

"Today's results demonstrate the success of our restructuring efforts over the last twelve months, and represent an important achievement in our Company's development", commented Dave Lemus, Chief Financial Officer of MorphoSys AG. "With these efforts successfully behind us, we remain confident that we can achieve double digit growth rates in our revenues looking ahead".

MorphoSys in brief:
MorphoSys develops and applies technologies for the production of synthetic antibodies, which accelerate drug discovery and disease-related target molecules. The Company was founded in 1992 and has a wide range of innovative technologies, above all HuCAL®, the Human Combinatorial Antibody Library, which is used by researchers worldwide for human antibody generation. The Company has collaborations with international pharmaceutical companies such as Bayer (Berkeley, California/USA), Biogen Inc. (Cambridge, Massachusetts/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (Wilmington, Delaware/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Martinsried/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Oridis Biomed GmbH (Graz/Austria), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). Further information can be found on the Company's website: www.morphosys.com.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For further information, please contact:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
PR Specialist
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

RECEIVED

2005 MAR 15 P 1:27

Press Release

Martinsried/Munich, February 26, 2004

MorphoSys AG Reports Financial Results for Fiscal Year 2003

MorphoSys AG (Prime Standard, Frankfurt/Germany: MOR) today announced its financial results for the three-months' period and fiscal year ending December 31, 2003.

Financial Highlights of the Year 2003:

- Achievement of first-ever positive cash-flow from operations
- Substantial increase of cash position by over 20% compared to prior year
- Significant improvement of Net Result by more than 80% over prior year
- Attainment of a positive EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization), not including stock based compensation, of EUR 1.2 million, compared to a EUR -18.7 million in the prior year
- Successful clearance of XOMA's shareholding in MorphoSys arising from the two companies' cross-licensing and settlement agreement in 2002

Operational Highlights of the Year 2003:

- Signature of a therapeutic antibody collaboration with Pfizer, Inc., with a potential value of more than US$ 50 million over the next five years
- Conclusion of a therapeutic antibody collaboration and cross license agreement with Boehringer Ingelheim. Boehringer Ingelheim exercised its first option to develop a therapeutic antibody during the year.
- Presentation of promising animal data from pre-clinical studies for MOR101 and MOR102
- Publication of successful *in vivo* results of the collaboration with Roche in Alzheimer's disease at the annual Meeting of the Society for Neuroscience
- Achievement of the third milestone in therapeutic antibody collaboration with Centocor
- Completion of an antibody manufacturing agreement with Lonza Biologics for the production of clinical grade antibody drugs providing access to manufacturing capacities for MorphoSys and for its partners

"Our strategy is paying off. We continue to build a strong pipeline of therapeutic antibodies through our own and our joint programs with high quality partners. As these compounds advance, the value which accrues to MorphoSys will increase significantly", stated Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG.

Dave Lemus, Chief Financial Officer of MorphoSys AG commented: "The year 2003 was a transforming one for MorphoSys, in which cash flow from operations was positive for the first

time in our Company's history. We have now established a solid basis from which to expand our business looking ahead."

Financial Review for the fourth quarter and the fiscal year 2003:

Revenues for the year 2003 amounted to € 15.3 million (2002: € 16.8 million), a decrease of 9%. Using constant exchange rates, MorphoSys 2003 revenues would have been € 15.9 million. Total operating expenses for the year 2003 were € 18.8 million (2002: € 42.3 million), representing a reduction of 56% over the prior year. Research and Development expenses fell by € 10.6 million to € 9.0 million in 2003 (2002: € 19.6 million). The decrease in R&D expenses resulted chiefly from lower licensing costs as a result of licensing and settlement agreements closed in prior years, a change in accounting estimate, and a refocusing of the Company's proprietary drug development plans. Sales, General & Administrative expenses decreased by € 11.1 million to € 7.6 million (2002: € 18.7 million), largely due to lower patent litigation costs and other cost savings associated with the Company's restructuring plan implemented during the year. Non-cash charges related to stock based compensation decreased by € 1.7 million to € 2.2 million (2002: € 3.9 million). Amortization of intangibles and depreciation amounted to € 1.6 million and 0.9 million, respectively for the full year 2003 (2002: € 1.2 million and € 0.9 million). EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization), not including stock-based compensation, amounted to EUR 1.2 million (2002: -18.7 million). Non-operating loss in 2003 amounted to € 0.7 million (2002: non-operating income of € 1.1 million).

For the full year 2003 MorphoSys posted a net loss of € 4.1 million compared to € 24.4 million in the same period of the previous year. The resulting loss per share for the year 2003 amounted to € 0.96 (2002: € 6.35).

For the three-months' period ending December 31, 2002, MorphoSys posted revenues of € 4.4 million. Total operating expenses for the fourth quarter 2003 amounted to € 2.5 million, comprising Research and Development costs of € 0.5 million, Sales, General and Administrative expense of € 1.4 million, and stock-based compensation of € 0.6 million.

On December 31, 2003, the Company had € 23.2 million in cash, cash equivalents, and marketable securities, an increase of more than 20%, or € 4.1 million, compared to the € 19.1 million balance at December 31, 2002. For the first time, MorphoSys achieved a positive cash flow from operating activities of € 5.8 million, in comparison to net cash used in operating activities of € 15.2 million in 2002. The number of outstanding shares at December 31, 2003 was 4,841,570 shares, compared to 3,889,944 at December 31, 2002.

MorphoSys will hold a public conference call today at **10:30 CET** to present the Annual Financial Results 2003 and report on current developments.

Dial-in number for the Conference Call (listen-only): +49 69 222 23 105

Please dial in 10 minutes before the beginning of the conference.

In addition, MorphoSys offers participants the opportunity to follow the presentation through a simultaneous slide presentation online at http://www.morphosys.com.

Approximately two hours after the press conference, a slide-synchronized audio replay of the conference will be available on http://www.morphosys.com.

About MorphoSys:

MorphoSys develops and applies technologies for the production of synthetic antibodies, which accelerate drug discovery and disease-related target molecules. The Company was founded in 1992 and has a wide range of innovative technologies, above all HuCAL®, the Human Combinatorial Antibody Library, which is used by researchers worldwide for human antibody generation. The Company has collaborations with international pharmaceutical companies such as Bayer (Berkeley, California/USA), Biogen Inc. (Cambridge, Massachusetts/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (Wilmington, Delaware/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Martinsried/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Oridis Biomed GmbH (Graz/Austria), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). Further information can be found on the Company's website: www.morphosys.com.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact MorphoSys:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
PR Specialist
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

Consolidated Statement of Operations (U.S. GAAP)

in €, except share data	Q4 2003 (unaudited)	2003	2002
Revenues	**4,423,726**	**15,308,464**	**16,757,097**
Research & Development Expenses	515,055	8,998,012	19,591,834
General & Administrative Expenses	1,436,579	7,601,078	18,742,819
Stock-Based Compensation	575,931	2,175,430	3,940,412
Total Operating Expenses	**2,527,565**	**18,774,520**	**42,275,065**
Gain/(Loss) from Operations	**1,896,161**	**(3,466,056)**	**(25,517,968)**
Interest Income	98,651	212,461	445,859
Interest Expense	-	874,415	687
Impairment of Marketable Securities	-	753,768	-
Other Income, Net	507,296	733,767	713,586
Gain/(Loss) before Taxes	**2,502,108**	**(4,148,011)**	**(24,359,210)**
Foreign Income Tax Expense	-	21	18,084
NET INCOME/(LOSS)	**2,502,108**	**(4,148,032)**	**(24,377,294)**
Basic and Diluted Net Loss per Share	0.52	(0.96)	(6.35)
Shares Used in Computing Basis and Diluted Net Loss per Share	4,841,570	4,332,438	3,838,670

Condensed Balance Sheet (U.S. GAAP)

in €	31.12.2003	31.12.2002
Cash, Cash Equivalents and Marketable Securities	23,161,031	19,116,420
Accounts Receivable	2,111,710	8,732,790
Prepaid Expenses and Othr Current Assets	948,575	1,684,729
Total Current Assets	**26,221,316**	**29,533,939**
Proterty and Equipment, Net	1,907,895	2,097,796
Patents, Net	6,103,675	6,898,990
License Fees, Net	10,898,904	3,352,604
Other Assets	627,130	509,984
Total Assets	**45,758,920**	**42,393,313**
Current Liabilities		
Accounts Payable	258,732	2,273,539
Current Portion of License Payable	677,060	5,569,291
Current Portion of Deferred Revenue	4,272,249	4,378,995
Accrued Employee Benefits	949,122	1,468,907
Other Accrued Expenses and Liabilities	1,524,439	2,029,608
Total Current Liabilities	**7,681,602**	**15,720,340**
Non-Current Liabilities		
License payable, Net of Current Portion	1,651,360	2,275,347
Deferred Revenue, Net of Current Portion	6,086,205	3,707,360
Convertible Bonds Due to Related parties	157,200	74,800
Total Non-Current Liabilities	**7,894,765**	**6,057,507**
Total Stockholders' Equity	30,182,553	20,615,466
Total Liabilities and Stockholders Equity	**45,758,920**	**42,393,313**

Condensed Statement of Cash Flows (U.S. GAAP)

in €	31.12.2003	21.12.2002
Net Loss	(4,148,032)	(24,377,294)
Net Cash Provided by (Used in) Operating Activities	5,813,443	(15,245,796)
Net Cash Provided by (Used in) Investing Activities	2,038,485	11,891,173
Net Cash Provided by (Used in) Financing Activities	(2,053,744)	23,951,177
Effect of Exchange Rate Differences in Cash	12,190	2,540
Increase (Decrease) in Cash and Cash Equivalents	5,810,374	(3,183,252)
Cash and Cash Equivalents at the Beginning of the Year	842,082	4,025,334
Cash and Cash Equivalents at the End of the Year	6,652,456	842,082

morphosys

Press Release
Martinsried/Munich, March 8, 2004

MorphoSys Enters New Antibody Program With Centocor

MorphoSys AG (Frankfurt: MOR; Prime Standard Segment), the Munich-based biotechnology company, today announced that within the scope of its collaboration with Centocor Inc., a Johnson & Johnson company, Centocor has elected a new target molecule involved in auto-immune diseases, against which MorphoSys will generate antibodies using its proprietary HuCAL GOLD® technology. Centocor will carry out pre-clinical and clinical development and subsequent marketing of resulting products. In exchange, MorphoSys stands to receive licensing and milestone payments, in addition to royalties. Financial terms were not disclosed.

In December 2000, MorphoSys and Centocor entered a collaboration to develop fully human antibodies in a wide range of therapeutic indications. Within the scope of the collaboration, Centocor has an option on up to 30 therapeutic target molecules against which the partners will make optimized fully human antibodies using MorphoSys' proprietary HuCAL® technology. In March 2002, the existing partnership was expanded when Centocor ordered AutoCAL™, the MorphoSys-developed system for automated screening of the HuCAL® antibody library. Since the start of the collaboration MorphoSys generated two HuCAL® antibodies meeting pre-agreed success criteria.

"We welcome the opportunity to expand on our partnership with Centocor by adding this new program," commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys. "This marks a further step in execution of our strategy to maximize the number of products based on our proprietary technology and underscores the potential of our technology to generate promising drug candidates."

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact MorphoSys:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
PR Spezialist
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

Press Release
Martinsried/Munich, March 17, 2004

MorphoSys Obtains Additional U.S. Patents on Antibody Technologies

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment) announced today that the U.S. Patent & Trademark Office has granted two new patents, which further strengthen the Company's IP portfolio. These patents provide an extended protection of the MorphoSys HuCAL® (Human Combinatorial Antibody Library) technology and enlarge the potential area of application for MorphoSys' technologies.

The first new patent (US 6,696,248) entitled "Protein/(Poly)Peptide Libraries" relates to MorphoSys' proprietary HuCAL® technology. The patent covers the genetic constitution of synthetic, fully modular human antibody libraries based on *in silico* consensus sequences. A first HuCAL® patent, which is now complemented by the new patent, was issued by the U.S. Patent Office in 2001. Besides those issued in the United States HuCAL® patents have been granted in Australia and at the European Patent Office. Furthermore MorphoSys has already received several notifications of allowance for further patent applications in the U.S.

In addition, the U.S. Patent & Trademark Office granted a patent (US 6,692,935 B1) entitled "Targeted Hetero-Association of Recombinant Proteins to Multi-Functional Complexes". The patent covers certain methods for the development of multi-functional protein complexes, such as the combination of antibody fragments with different specificities.

"Over the last few years we have built a strong intellectual property portfolio around our proprietary technology HuCAL®, which is the basis of our commercial offering", commented Dr. Simon Moroney, Chief Executive Officer at MorphoSys AG.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact MorphoSys:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
PR Spezialist
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

Press Release
Martinsried/Munich, 15 April 2004

MorphoSys Achieves Fourth Milestone in Collaboration with Centocor

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment), today announced the achievement of a fourth milestone in its cooperation with Centocor Inc. In meeting the milestone, MorphoSys developed several highly optimized fully human IgG antibodies against a disease-associated target provided by Centocor. As part of the collaboration milestone, MorphoSys applied its proprietary HuCAL GOLD® antibody library in order to generate antibodies which passed nine different pre-defined criteria. Achievement of the milestone triggered a payment from Centocor to MorphoSys. Further financial details were not disclosed.

The cooperation between MorphoSys and Centocor, initiated in December 2000, is aimed at the development of human therapeutic antibodies in a range of indications. It includes an option for Centocor on the development of antibodies against up to 30 different target molecules using MorphoSys' technologies. In March 2002, the existing partnership was expanded when Centocor ordered AutoCAL™, the MorphoSys-developed system for automated screening of the HuCAL® antibody library. Recently, both companies entered a new antibody program in which MorphoSys would generate therapeutic antibodies against a target molecule involved in auto-immune diseases.

"The achievement of this fourth milestone demonstrates our ability to apply the HuCAL® technology successfully within our alliances," comments Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG. "Our collaboration with Centocor is an important component of our strategy to generate a broad pipeline of therapeutic antibodies based on our proprietary technology."

About MorphoSys:
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the company owns a range of innovative technologies, first and foremost HuCAL®, the Human Combinatorial Antibody Library, which is used by researchers worldwide for human antibody generation. The company has partnerships with international pharmaceutical companies such as Bayer (Berkeley, California/USA), Biogen Inc. (Cambridge, Massachusetts/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (Wilmington, Delaware/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Martinsried/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Oridis Biomed GmbH (Graz/Austria), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). Further information can be found at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact:

Dave Lemus
Chief Financial Officer
Phone: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Phone: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
PR Specialist
Phone: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

Press Release
Martinsried/Munich, April 19, 2004

MorphoSys Widens Scope of U.S. Patent for HuCAL® Technology

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment) announced today that the U.S. Patent & Trademark Office has granted a new patent, which provides an extended protection of the MorphoSys core technology HuCAL® (Human Combinatorial Antibody Library). The new patent (US 6,706,484) covers the method of obtaining an antigen specific antibody or an antibody fragment from the HuCAL® library.

MorphoSys' antibody library is based on a proprietary phage display technology. This approach exploits the biological characteristic of bacteriophages — viruses that infect bacteria while being completely harmless for humans. Bacteriophages or derivatives thereof used in MorphoSys phage display libraries contain the genetic information for antibody fragments and display these fragments on their surface. Antibodies displayed in this way maintain their natural binding characteristics and structure, and can recognise a corresponding antigen. This proprietary selection process is covered by the newly obtained patent.

A first HuCAL® patent, which is now complemented by the new patent, was issued by the U.S. Patent Office in 2001. In February 2004, MorphoSys obtained an additional U.S. patent covering the genetic constitution of synthetic, fully modular human antibody libraries based on *in silico* consensus sequences. HuCAL® patents have been granted in the United States, in Australia and at the European Patent Office. Furthermore MorphoSys has received several notifications of allowance for further patent applications in the U.S. To date, MorphoSys has eleven granted patents and more than 40 applications pending worldwide.

"This new patent further extends the protection of our proprietary core technology HuCAL® in the United States. We will carry on with this process and strengthen our IP position on this important market for antibody-based products and services," commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG.

About MorphoSys:
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing and research collaborations with Bayer (Berkeley, California/USA), Biogen Idec Inc. (Cambridge, Massachusetts/USA), Boehringer Ingelheim (Ingelheim,

Germany), Bristol-Myers Squibb (Wilmington, Delaware/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Oridis Biomed GmbH (Graz/Austria), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact: MorphoSys:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
PR Spezialist
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

morphosys

Press Release
Martinsried/Munich, April 29, 2004

MorphoSys Reports First Quarter 2004 Results

Company Profitable for 2nd Consecutive Quarter

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment) today reported financial results for its first quarter ended March 31, 2004. Revenues increased by 14% to € 4.2 million, and total operating expenses decreased by 20% to € 4.4 million. The Company reported a quarterly profit - the second consecutive quarter in which earnings have been positive - which amounted to € 0.5 million (March 31, 2003: € -1.8 million loss). A positive EBITDA (Earnings before Interest, Tax, Depreciation, and Amortization), excluding stock-based compensation, was also maintained, amounting to € 1.5 million in the first quarter of 2004 (March 31, 2003: € -0.7 million). The Company's cash position equaled € 23.8 million at the end of the first quarter 2004, up from € 23.2 million at year-end 2003.

Revenues grew by 14% in the first three months of 2004 to € 4.2 million (March 31, 2003: € 3.7 million). Total operating expenses including stock-based compensation for the first three months of 2004 amounted to € 4.4 million, compared to € 5.5 million in the same period of 2003. Research and development costs decreased to € 2.6 million from € 2.7 million; sales, general & administrative expenses amounted to € 1.5 million compared to € 2.2 million, and stock-based compensation fell to € 0.3 million (March 31, 2003: € 0.5 million). Amortization of intangibles and depreciation amounted to € 0.8 million for the first three months of 2004 (March 31, 2003: € 0.5 million). Non-operating income in the first three months of 2003 amounted to € 0.6 million (March 31, 2003: non-operating loss of € 0.1 million). The resulting net income per share for the first three months of 2004 amounted to € 0.10 (March 31, 2003: loss per share of € 0.46).

Highlights of the First Quarter 2004 Included:

- Payment from GPC Biotech to MorphoSys for the extension of a license to a HuCAL® antibody to treat certain types of leukemia
- Achievement of further milestones in the Centocor collaboration, and the start of a new therapeutic antibody project in the area of auto-immune diseases
- Cross-licensing agreement with Bayer Healthcare providing Bayer with HuCAL GOLD® and securing access for MorphoSys to the human cell line HKB 11
- Announcement of the formation of its new antibody business unit, "Antibodies by Design"
- Granting of additional U.S. patents for proprietary HuCAL® antibody technologies

Commenting on the numbers, Dave Lemus, Chief Financial Officer of MorphoSys AG said: "Today's results represent an excellent start to the year for MorphoSys. We have now achieved two quarters in a row in which bottom-line earnings were positive. This is an important step in helping us realize our objective of a second year where EBITDA is positive."

MorphoSys will hold a public conference call today at **10:00 CET** to present the financial results of the first quarter 2004.

Dial-in number for the Conference Call (listen-only): +49 (0)69 22223 105

Please dial in 10 minutes before the beginning of the conference.

A replay of the conference call will be available on http://www.morphosys.com.

About MorphoSys:

MorphoSys develops and applies technologies for the production of synthetic antibodies, which accelerate drug discovery and disease-related target molecules. The Company was founded in 1992 and has a wide range of innovative technologies, above all HuCAL®, the Human Combinatorial Antibody Library, which is used by researchers worldwide for human antibody generation. The Company has collaborations with international pharmaceutical companies such as Bayer (Berkeley, California/USA), Biogen Inc. (Cambridge, Massachusetts/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (Wilmington, Delaware/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Martinsried/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Oridis Biomed GmbH (Graz/Austria), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). Further information can be found on the Company's website: www.morphosys.com.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact MorphoSys:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
PR Specialist
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

Consolidated Statement of Operations (U.S. GAAP)

in €, except share data	3/31/2004	3/31/2003
Revenues	**4,247,087**	**3,744,046**
Research & Development Expenses	2,602,369	2,740,162
General & Administrative Expenses	1,490,376	2,248,421
Stock-Based Compensation	335,693	461,095
Total Operating Expenses	**4,428,438**	**5,449,678**
Gain/(Loss) from Operations	**(181,351)**	**(1,705,632)**
Interest Income	103,810	20,066
Interest Expense	77,707	98,860
Other Income, Net	621,392	(3,086)
NET INCOME/(LOSS)	**466,144**	**(1,787,512)**
Earning/(Loss) Loss per Share		
Basic	0.10	(0.46)
Diluted	0.10	(0.46)
Shares Used in Computing Net Earnings/(Loss) per Share		
Basic	4,841,570	3,889,944
Diluted	4,843,040	3,889,944

Consolidated Balance Sheet (U.S. GAAP)

in €	3/31/2004	31.12.2003
Cash, Cash Equivalents and Marketable Securities	23,754,414	23,161,031
Accounts Receivable	1,279,983	2,111,710
Prepaid Expenses and Othr Current Assets	740,175	948,575
Total Current Assets	**25,774,572**	**26,221,316**
Proterty and Equipment, Net	2,139,095	1,907,895
Patents, Net	5,906,515	6,103,675
License Fees, Net	10,581,661	10,898,904
Other Assets	501,585	627,130
Total Assets	**44,903,428**	**45,758,920**
Current Liabilities		
Accounts Payable	158,789	258,732
Current Portion of License Payable	716,542	677,060
Current Portion of Deferred Revenue	4,917,676	4,272,249
Accrued Employee Benefits	411,113	949,122
Other Accrued Expenses and Liabilities	1,430,847	1,524,439
Total Current Liabilities	**7,634,967**	**7,681,602**
Non-Current Liabilities		
License payable, Net of Current Portion	1,705,901	1,651,360
Deferred Revenue, Net of Current Portion	4,935,654	6,086,205
Convertible Bonds Due to Related parties	151,800	157,200
Total Non-Current Liabilities	**6,793,355**	**7,894,765**
Total Stockholders' Equity	**30,475,106**	**30,182,553**
Total Liabilities and Stockholders' Equity	**44,903,428**	**45,758,920**

Condensed Consolidated Statement of Cash Flows (U.S. GAAP)

in €	3/31/2004	12/31/2003
Net Income / (Loss)	466,144	(1,787,512)
Net Cash Provided by Operating Activities	462,697	2,480,288
Net Cash Used in Investing Activities	(7,098,507)	(3,102,864)
Net Cash Provided by/(Used in) Financing Activities	336,529	(6,600)
Effect of Exchange Rate Differences in Cash	630	6,524
Decrease in Cash and Cash Equivalents	(6,298,651)	(622,652)
Cash and Cash Equivalents at the Beginning of the Period	6,652,456	842,082
Cash and Cash Equivalents at the End of the Period	353,805	219,430

morphosys

Press Release
Martinsried/Munich, May 12, 2004

MorphoSys Appoints New Supervisory Board Member

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment) announced today that the Company's shareholders confirmed the appointment of Dr. Metin Colpan to the MorphoSys supervisory board at the Company's annual shareholder meeting yesterday. Dr. Colpan was co-founder, Chief Executive Officer and Managing Director of QIAGEN for nearly 20 years, where he successfully led the company to its position as one of the leading global life sciences companies. Dr. Colpan replaces Dr. Jörg Reinhardt, Director of Development and member of the Executive Committee at Novartis Pharma. In addition to the confirmation of Dr. Colpan's appointment to the supervisory board, all other management proposals of the shareholder assembly agenda were passed with large majorities at the meeting in Munich.

"We are very pleased that Dr. Colpan has joined our board", commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG. "Dr. Colpan's experience in building QIAGEN into one of the world's leading biotechnology companies will be invaluable for MorphoSys to foster our new business initiative in the reagent field, Antibodies by Design."

Dr. Reinhardt joined the Supervisory Board of MorphoSys in July 2001 and refrained from seeking re-election due to increased other commitments. During his term with MorphoSys Dr. Reinhardt played a prominent role in the formulation of the Company's strategy.

"I want to thank Dr. Reinhardt for his invaluable support and commitment to MorphoSys during his term on our board. His expertise in drug development and extensive knowledge of the pharmaceutical industry have proved to be substantial assets. He has made an enormous contribution to the successful development of the Company", commented Dr. Moroney.

About MorphoSys:
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing and research collaborations with Bayer (Berkeley, California/USA), Biogen Idec Inc. (Cambridge, Massachusetts/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (Wilmington, Delaware/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Oridis Biomed GmbH (Graz/Austria), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the

Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact MorphoSys:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
PR Spezialist
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

NOVARTIS morphosys

Press Release

Martinsried/Munich (Germany) and Cambridge, MA (USA), May 19, 2004

MorphoSys and Novartis Forge Strategic Antibody Alliance

Novartis Steps up Therapeutic Antibody Research

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment) and Novartis AG (NYSE: NVS) today announced a significant strategic collaboration to discover and develop antibody-based biopharmaceuticals as therapeutic agents, in order to address unmet medical need across a variety of diseases. MorphoSys brings validated and robust human antibody technologies (HuCAL GOLD®) to Novartis' new strategic research directions, building a collaboration that will identify and develop novel therapeutic agents rapidly and efficiently.

"Novartis is committed to therapeutic antibodies as key weapons in the medical armamentarium alongside small molecule drugs. We believe that these antibodies will become increasingly important components of our already strong pipeline in order to better address unmet medical needs with innovative medicines across a variety of diseases. We have chosen MorphoSys as the ideal partner for this element of our strategy because of their highly differentiated technology, which we believe will significantly strengthen and accelerate our antibody research," stated Dr. Mark Fishman, President of the Novartis Institutes for BioMedical Research.

MorphoSys scientists will work directly with Novartis scientists across the global sites of the Novartis Institutes for BioMedical Research (NIBR), including the new world headquarters in Cambridge, MA, USA. The MorphoSys HuCAL GOLD® technology will be an integral part of Novartis' drug discovery and development efforts, with the goal of identifying and developing multiple HuCAL GOLD®-derived therapeutic antibodies against many different targets. During the three year term of the agreement, which may be extended up to a total of five years, Novartis will fund internal research at MorphoSys that will generate and optimize HuCAL GOLD® antibodies against targets identified by Novartis. In addition, Novartis will have access to the current MorphoSys HuCAL GOLD® library at two of its sites. This technology, in conjunction with Novartis' leading research and development capabilities, will potentially enable Novartis to shorten the time needed to generate novel therapeutic as well as research antibodies.

Additionally, under the terms of this collaboration Novartis will be MorphoSys' first partner to receive a non-exclusive option on internalization of the entire MorphoSys technology platform, which would trigger an additional payment by Novartis to MorphoSys.

Underscoring the strategic nature of the collaboration, Novartis will make an approx. € 9 million investment in MorphoSys by purchasing non-interest bearing convertible bonds of MorphoSys. The convertible bonds can be converted into 490,133 common MorphoSys shares, to be issued from conditional capital. In addition, MorphoSys will receive over

US$ 30 million in committed R&D funding and technology license fees over the first three years. MorphoSys also stands to receive technology license payments, research and developmental milestones, as well as royalties on marketed antibody products.

"This is our largest collaboration to date. We are delighted to see our HuCAL® technology become an integral part of drug development at Novartis," commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG. "Building on the strengths of both companies, this collaboration will focus on the seamless transition of HuCAL® antibodies from target validation tools to optimized human therapeutic products. Together with Novartis, we will apply the HuCAL® technology on a large scale in treating disease."

About MorphoSys:

MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing and research collaborations with Bayer (Berkeley, California/USA), Biogen Idec Inc. (Cambridge, Massachusetts/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (Wilmington, Delaware/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Oridis Biomed GmbH (Graz/Austria), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2003, the Group's business achieved sales of USD 24.9 billion and a net income of USD 5.0 billion. The Group invested approximately USD 3.8 billion in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 78, 500 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

Disclaimer:

This release contains certain forward-looking statements, relating to the Company's business, which can be identified by the use of forward-looking terminology such as "will present", "potential ... to enhance", "provide treatment options", "committed to developing", "to maintain", or similar expressions, or by express or implied discussions regarding the potential development and commercialization of new products or regarding potential future sales from any such products. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. Any such commercialization or sales can be affected by, among other things, uncertainties relating to product development and clinical trials, regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property protection and competition in general, as well as factors discussed in the Company's Form 20-F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company is providing this information as of this date and does not undertake any obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.

For more information, please contact:

MorphoSys AG

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
PR Specialist
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

Novartis AG

Fintan R. Steele, Ph.D
VP Communications
Novartis Institutes for BioMedical Research
Tel: +1 617 871-3100
Fax: +1 617 871-3331
fintan.steele@pharma.novartis.com

morphosys

Press Release
Martinsried/Munich (Germany) June 18, 2004

MorphoSys Awarded for Corporate Governance Excellence

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard segment) announced today that the Company placed first among all Mid and Small Caps in this year's Corporate Governance Survey conducted by the consultancy ergo Kommunikation. Additionally, in the overall classification, covering 210 German companies including the DAX, MDAX, SDAX and TecDax-listed companies, MorphoSys achieved fifth place, behind the four DAX-listed companies Altana, Deutsche Bank, Siemens and Deutsche Boerse, being the only non-DAX company that attained an "exemplary" grade.

The survey, carried out annually, compares the degree of implementation of the German Corporate Governance Code and various other investor relations aspects, at companies listed in the above-mentioned indices in addition to 80 small caps from both the Prime and General Standard segments. A copy of the study can be found at www.ergo-pr.de.

"We are pleased by the recognition of our efforts relating to the adoption of policies regarding corporate governance. Corporate governance has been and remains an important topic for MorphoSys", stated Dave Lemus, Chief Financial Officer of MorphoSys AG.

About ergo Kommunikation:
ergo Unternehmenskommunikation GmbH & Co. KG is a leading communications consultancy in Germany and belongs to the Top 50 agencies in the fields of Investor and Public Relations. 30 professionals in Cologne and Frankfurt advise their clients in different industries such as financial services, international trading, manufacturing, consulting as well as the public authorities. ergo is listing partner of Deutsche Börse and member of a global network of independent PR agencies.

About MorphoSys:
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing and research collaborations with Bayer (Berkeley, California/USA), Biogen Idec Inc. (Cambridge, Massachusetts/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (Wilmington, Delaware/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Novartis AG (Cambridge, Massachusetts/USA), Oridis Biomed GmbH (Graz/Austria), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without

limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact:

MorphoSys AG

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
PR Specialist
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

ergo Unternehmenskommunikation

Andreas Martin
Tel: +49 (0) 69 / 27 13 89-0
Fax: + 49 (0) 69 / 27 13 89-77
martin@ergo-pr.de

morphosys

Press Release
Martinsried/Munich, June 24, 2004

MorphoSys is Granted Patent for CysDisplay™ Screening Technology

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment) announced today that the U.S. Patent & Trademark Office has granted a new patent on its proprietary CysDisplay™ screening technology. CysDisplay™ is an important component of MorphoSys's proprietary HuCAL GOLD® technology, and the new patent provides additional protection for the same. The new patent (US 6,753,136) entitled "Novel methods for displaying (poly)peptides/proteins on bacteriophage particles via disulfide bonds" describes a selection technology based on phage display for selecting high affinity antibodies. Additional patent applications are pending in other jurisdictions around the world.

In November 2001 MorphoSys released its most recent and advanced version of the proprietary antibody library, HuCAL GOLD®. In addition to several significant improvements to the library, CysDisplay™ screening technology was also incorporated into the technology. The resulting library, in comparison to previous HuCAL® versions and to other phage display based antibody libraries, possesses several unique advantages. One such advantage is the ability to standardize protocols relating to antibody fragment recovery from each screening round, thus making the technology ideally suited for high throughput applications.

"The CysDisplay™ screening technology is another important addition to our portfolio of antibody library technologies. It contributes significant advantages over previous methods we have employed, and further differentiates our product mix", commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG.

About MorphoSys:
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing and research collaborations with Bayer (Berkeley, California/USA), Biogen Idec Inc. (Cambridge, Massachusetts/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (Wilmington, Delaware/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Novartis AG (Basel, Switzerland), Oridis Biomed GmbH (Graz/Austria), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma

Ltd. (Berkeley, California/USA). For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact MorphoSys:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
PR Spezialist
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

novoplant

morphosys

Press Release
Martinsried/Munich and Gatersleben, July 14, 2004

MorphoSys and Novoplant Sign Veterinary Medicine Collaboration

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment) and Novoplant GmbH (Gatersleben, Germany) today announced the signing of a collaboration for the development of therapeutic antibodies in animal health applications. Under the three-year agreement Novoplant received a license from MorphoSys for the development and commercialization of therapeutic antibodies as feed components for use in veterinary medicine. Novoplant will pay a technology access fee to MorphoSys for the utilization of the HuCAL GOLD® technology in addition to annual licensing fees. Additionally, MorphoSys receives milestone fees and royalties for the subsequent development and marketing of any resulting products.

In the context of the cooperation, Novoplant will use MorphoSys' HuCAL GOLD® technology to generate antibodies against viruses, parasites and pathogenic microorganisms such as *E. coli* or Salmonella. The addition of such MorphoSys antibodies to animal feed stock intended for poultry, pigs or cattle, may offer protection against infectious diseases in the respective animal's gastro-intestinal tract. MorphoSys retains all rights in any human therapeutics or diagnostics emerging from the collaboration.

"Novoplant is pursuing a fascinating technology from the initial approach to its actual use," comments Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG. "The use of the HuCAL® technology in veterinary medicine is proof of the power of the technology and demonstrates the continually widening range of possible applications."

"MorphoSys' HuCAL® technology has been widely used and thus validated in the biopharmaceutical industry and is therefore an important technology asset for our company," says Dr. Dieter Falkenburg, coCEO and Chief Business Officer of Novoplant. "This technology will allow the rapid expansion of our innovative product pipeline for the feed and veterinary industry. "

About MorphoSys:
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing and research collaborations with Bayer (Berkeley, California/USA), Biogen Idec Inc. (Cambridge, Massachusetts/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (Wilmington, Delaware/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG

(Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Novartis AG (Basel, Switzerland), Oridis Biomed GmbH (Graz/Austria), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). For further information please visit the corporate website at: http://www.morphosys.com.

About Novoplant:

Novoplant is a developer and producer of new antibody products for the veterinary and feed additives market. Oral application of recombinant antibodies via the feed protects livestock and poultry from pathogens of the gastro-intestinal tract, such as viruses, bacteria and eukaryotic parasites. Feed conversion and productivity are thus enhanced without side effects. Powerful production systems (microbial fermentation, plants and microalgae) are used to make the benefits of recombinant antibodies available at a competitive price. The company is located in Gatersleben, Germany. For more information, please visit the company's website at http://www.novoplant.com.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact:

MorphoSys AG

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
PR Specialist
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

Novoplant GmbH

Public Relations
Tel: +49 39482 7998-0
Fax: +49 39482 7998-80
contact@novoplant.com

morphosys

Press Release
Martinsried/Munich, July 29, 2004

MorphoSys Reports Six Months 2004 Results

Company Raises Revenue and Cash Guidance for 2004

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment) today reported financial results for the first six months ending June 30, 2004, and at the same time, increased its full year revenue and cash projections. Revenues for the first six months increased by 22% over the prior year to € 8.8 million, and in the same period total operating expenses decreased by 8% to € 9.9 million. The Company increased its projections of year-end revenues to € 21 million (previously € 19 million). The new guidance represents an increase of sales of almost 40% compared to the prior year (2003: € 15.3 million), and resulted from MorphoSys' strong deal flow during the last months. EBITDA (Earnings before Interest, Tax, Depreciation, and Amortization), excluding stock-based compensation, was positive and amounted to € 1.3 million in the first half of 2004 (2003: € -2.0 million). As a result the Company reduced its net loss by 84% to € 0.8 million. Additionally, MorphoSys' cash position increased by 29% and amounted to € 29.9 million at the end of the second quarter 2004, compared to € 23.2 million at year-end 2003. On this basis, the Company raised its year-end cash position guidance predicting that the Company's cash position at year-end 2004 would be at least at € 28 million (previously € 20 million).

First Half Year - 2004:

In the first six months of 2004, revenues increased to € 8.8 million (2003: € 7.2 million). Total operating expenses including stock-based compensation for the first six months of 2004 amounted to € 9.9 million, compared to € 10.8 million in the same period of 2003. Research and development costs amounted to € 5.6 million (2003: € 5.7 million); sales, general & administrative expenses decreased to € 3.7 million (2003: € 4.1 million), and stock-based compensation fell to € 0.6 million (2003: € 1.1 million). Amortization of intangibles and depreciation amounted to € 1.5 million for the first six months of 2004 (2003: € 1.1 million). Non-operating income in the first six months of 2004 amounted to € 0.3 million (2003: expense of € 1.3 million). For the first six months of 2004, the Company posted a net loss of € 0.8 million compared to € 4.9 million in the same period of the previous year. The number of outstanding shares at June 30, 2004 was 5,349,203 shares, compared to 4,841,570 at December 31, 2003. The resulting net loss per share for the first six months of 2004 amounted to € 0.15 (2003: € -1.22 per share).

Second Quarter - 2004:

In the second quarter of 2004, the Company generated revenues of € 4.5 million, compared to € 3.5 million in the same quarter of 2003. Total operating expenses amounted to € 5.5 million, compared to € 5.4 million in the same quarter of 2003. The resulting net loss for the second quarter was € 1.2 million, compared to € 3.1 million in the second quarter of 2003.

At the end of the second quarter, MorphoSys employed 120 people, compared to 95 at year-end 2003. The increase in number of employees was attributed to recently signed collaborations.

Highlights of the Second Quarter 2004 Included:

- Conclusion of a major therapeutic antibody collaboration with Novartis AG; Novartis purchased an equity stake of approx. 10% in MorphoSys
- Full year revenue projections met during the second quarter of 2004, resulting in a upwards revision of revenue guidance for the full year
- Granting of an U.S. patent for proprietary CysDisplay™ screening technologies
- MorphoSys awarded for Corporate Governance Excellence
- Appointment of Dr. Metin Colpan, cofounder and former Chief Executive Officer of QIAGEN N.V., to the Supervisory Board of MorphoSys

"Our core partnering business is developing very well", commented Dave Lemus, Chief Financial Officer of MorphoSys AG. "As a result, we have upgraded our revenue guidance and remain optimistic about our prospects."

"We have had an excellent first half year ", commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG. "Our core partnering business is generating strong cash flow, as evidenced by the financial results. Most importantly, the good progress with partners continues to strengthen our therapeutic antibody pipeline. More than twenty active programs based on our HuCAL® technology represent substantial future value in the form of milestones and royalties."

MorphoSys will hold a public conference call today at **10:00 CET** to present the financial results of the first six months of 2004.

Dial-in number for the Conference Call (listen-only): +49 (0)69 22222 247

Please dial in 10 minutes before the beginning of the conference.

A replay of the conference call will be available on http://www.morphosys.com.

About MorphoSys:
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing and research collaborations with Bayer (Berkeley, California/USA), Biogen Idec Inc. (Cambridge, Massachusetts/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (Wilmington, Delaware/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Novartis AG (Basel, Switzerland), Novoplant GmbH (Gatersleben/Germany), Oridis Biomed GmbH (Graz/Austria), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact MorphoSys:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
PR Specialist
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

Condensed Consolidated Statement of Operations (U.S. GAAP) - unaudited

In €, except share data	Three Months Ended June 30, 2004	Three Months Ended June 30, 2003	Six Months Ended June 30, 2004	Six Months Ended June 30, 2002
Revenues	**4,536,336**	**3,499,336**	**8,783,423**	**7,243,382**
Research & Development expenses	3,043,314	2,968,785	5,645,683	5,708,947
General & Administrative expenses	2,161,656	1,823,560	3,652,032	4,071,981
Stock-Based Compensation	249,980	596,146	585,673	1,057,242
Total Operating expenses	**5,454,950**	**5,388,491**	**9,883,388**	**10,838,170**
Loss from Operations	**(918,614)**	**(1,889,155)**	**(1,099,965)**	**(3,594,788)**
Interest Income	9,465	165,494	113,275	185,560
Interest Expense	80,303	812,672	158,009	911,532
Impairment of Marketable Securities	-	(753,768)	-	(753,768)
Other Income, net	(254,485)	192,316	366,906	189,251
Loss before income tax	**(1,243,937)**	**(3,097,785)**	**(777,793)**	**(4,885,277)**
Foreign Income Tax Expense	-	(1)	-	(1)
NET LOSS	**(1,243,937)**	**(3,097,784)**	**(777,793)**	**(4,885,276)**
Basic and Diluted Net Loss per Share	(0.25)	(0.75)	(0.15)	(1.22)
Shares Used in Computing Basic and Diluted Net Loss per Share	4,931,426	4,113,615	5,097,324	4,002,398

Condensed Consolidated Balance Sheet (U.S. GAAP)

in €	6/30/2004 (unaudited)	12/31/03
Cash, Cash Equivalents and Marketable Securities	29,932,523	23,161,031
Accounts Receivable	3,205,792	2,111,710
Prepaid Expenses and Othr Current Assets	699,924	948,575
Total Current Assets	**33,838,239**	**26,221,316**
Property and Equipment, Net	2,206,879	1,907,895
Patents, Net	5,712,381	6,103,675
License Fees, Net	10,278,151	10,898,904
Other Assets	3,810,738	627,130
Total Assets	**55,846,388**	**45,758,920**
Current Liabilities		
Accounts Payable	173,379	258,732
Current Portion of License Payable	792,799	677,060
Current Portion of Deferred Revenue	4,524,001	4,272,249
Accrued Employee Benefits	773,121	949,122
Other Accrued Expenses and Liabilities	1,540,251	1,524,439
Total Current Liabilities	**7,803,551**	**7,681,602**
Non-Current Liabilities		
License payable, Net of Current Portion	1,648,925	1,651,360
Deferred Revenue, Net of Current Portion	4,024,103	6,086,205
Other Non-Current Liabilities	3,656,973	-
Convertible Bonds Due to Related parties	134,300	157,200
Total Non-Current Liabilities	**9,464,301**	**7,894,765**
Total Stockholders' Equity	**38,578,536**	**30,182,553**
Total Liabilities and Stockholders' Equity	**55,846,388**	**45,758,920**

Condensed Consolidated Statement of Cash Flows (U.S. GAAP) - unaudited

in €	Six Months Ended June 30, 2004	2003
Net Income / (Loss)	(777,793)	(4,885,276)
Net Cash Used in Operating Activities	(2,182,646)	(335,339)
Net Cash Used in Investing Activities	(4,958,937)	(26,519)
Net Cash Provided by Financing Activities	9,364,566	38,786
Effect of Exchange Rate Differences in Cash	792	(15,149)
Increase/(Decrease) in Cash and Cash Equivalents	2,223,775	(338,221)
Cash and Cash Equivalents at the Beginning of the Period	6,652,456	842,082
Cash and Cash Equivalents at the End of the Period	8,876,231	503,861

morphosys

Press Release
Martinsried/Munich, August 16, 2004

MorphoSys and Boehringer Ingelheim Start New Antibody Program

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment) and Boehringer Ingelheim announced today the start of a new program with MorphoSys for the development of a therapeutic antibody against an undisclosed target molecule involved in cardiovascular diseases. MorphoSys will generate this antibody using its proprietary HuCAL GOLD® technology. Boehringer Ingelheim will carry out the pre-clinical and clinical development, as well as subsequent marketing of all resulting products. MorphoSys will participate in the successful progress of the project, receiving milestone payments and royalties.

The initiation of the new antibody program between Boehringer Ingelheim and MorphoSys was made in the context of the mutual cooperation and license agreement signed in February 2003. Under this agreement, MorphoSys received the exclusive, global license for certain patents owned by Boehringer Ingelheim. These patent rights related to the development, production and sale of therapeutic and diagnostic antibodies against a target molecule, ICAM-1. ICAM-1 is the basis for MorphoSys' proprietary product programs MOR101 and MOR102, which are intended for the treatment of inflammatory diseases such as psoriasis and dermal burns. In return for this consideration, Boehringer Ingelheim was granted the option to develop two therapeutic antibodies using MorphoSys' HuCAL® technology and exercised its first therapeutic antibody program option in November 2003. Today's announcement represents the exercise of Boehringer Ingelheim's second option for the development of a therapeutic antibody using the HuCAL® technology of MorphoSys.

"We are pleased to initiate this second antibody program in the MorphoSys collaboration to identify a unique therapeutic antibody to this important cardiovascular target", commented Dr. Andreas Barner, Member of the Board of Managing Directors of Boehringer Ingelheim and responsible for Research, Development and Medicine. "The MorphoSys collaboration has been progressing successfully with the first antibody target and we look forward to continuing to use the advantages of the MorphoSys HuCAL® technology to identify an innovative New Biological Entity for this second target."

"We are pleased by Boehringer Ingelheim's sustained commitment to our HuCAL® technology", stated Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG. "This cooperation is a model for how we can use our technology as currency to acquire rights to promising target molecules and, at the same time, extend our growing pipeline of therapeutic antibody programs."

About MorphoSys:

MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing and research collaborations with Bayer (Berkeley, California/USA), Biogen Idec Inc. (Cambridge, Massachusetts/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (Wilmington, Delaware/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Novartis AG (Basel, Switzerland), Novoplant GmbH (Gatersleben/Germany), Oridis Biomed GmbH (Graz/Austria), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

Boehringer Ingelheim

The Boehringer Ingelheim Corporation is one of the world's 20 leading pharmaceutical companies. Headquartered in Ingelheim, Germany, it operates globally with 152 affiliates in 44 countries and a total of about 34,000 employees. Since it was founded in 1885, the family-owned company has been committed to researching, manufacturing and marketing novel products of high therapeutic value for human and veterinary medicine.
In 2003, Boehringer Ingelheim posted net sales of 7.4 billion euro while spending about one fifth of net sales in its largest business segment Prescription Medicines on research and development.
Boehringer Ingelheim has five Research and Development Centers worldwide with almost 5,000 scientists and experts.
For further information about Boehringer Ingelheim please visit <www.boehringer-ingelheim.com>.

For more information, please contact:

MorphoSys AG

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
PR Specialist
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

Boehringer Ingelheim

Judith von Gordon
Corporate Division Communications
Phone: +49 6132 77 3582
Fax: +49 6132 77 66 01

Press Release
Martinsried/Munich, August 25, 2004

Centocor Extends License to MorphoSys Therapeutic Antibody

MorphoSys AG (Frankfurt: MOR; Prime Standard Segment) announced today that Centocor Inc., a Johnson & Johnson company, exercised an option to retain a commercial license for HuCAL® antibodies directed against an undisclosed Centocor target molecule involved in inflammatory diseases. In exchange, MorphoSys received a license payment from Centocor. Further financial terms were not disclosed.

The cooperation between MorphoSys and Centocor, initiated in December 2000, is aimed at the development of human therapeutic antibodies in a range of indications. It includes an option for Centocor on the development of antibodies against up to 30 different target molecules using MorphoSys' proprietary technologies. In March 2002, the existing partnership was expanded when Centocor ordered AutoCAL™, the MorphoSys-developed system for automated screening of the HuCAL® antibody library. In March 2004 both companies commenced a new antibody program in which MorphoSys would generate therapeutic antibodies against a Centocor target molecule involved in autoimmune diseases. In the collaboration with Centocor, MorphoSys has achieved four performance-related milestones to date.

"This news signals further progress in our collaboration with Centocor," commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG. "We are pleased to see that our HuCAL® technology continues to support drug development activities by our partners."

About MorphoSys:
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing and research collaborations with Bayer (Berkeley, California/USA), Biogen Idec Inc. (Cambridge, Massachusetts/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (Wilmington, Delaware/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Novartis AG (Basel, Switzerland), Oridis Biomed GmbH (Graz/Austria), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). For further information please visit the corporate website at: http://www.morphosys.com/.

statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
PR Spezialist
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

Press Release
Martinsried/Munich, September 3, 2004

MorphoSys Announces Change in Management Board

MorphoSys AG (Frankfurt: MOR; Prime Standard Segment) announced today the departure of Dr. Thomas von Rüden, Chief Scientific Officer, from the Company. The departure will take place with immediate effect. Until a successor is appointed, the Company will continue to be managed by the other two Board members, Dr. Simon Moroney, Chief Executive Officer, and Dave Lemus, Chief Financial Officer. Dr. Moroney will add Research and Development to his responsibilities, while Dave Lemus will add Technical Operations to his responsibilities.

Simultaneously, MorphoSys announced two promotions within the Company at the Vice President and Director level. Dr. Marlies Sproll, presently Vice President of Research and Development, is promoted to Senior Vice President in the same capacity. Dr. Barbara Krebs, presently Director of Business Development, is promoted to Senior Director.

Speaking for the Supervisory Board, Dr. Gerald Möller, Chairman of the Supervisory Board of MorphoSys AG, commented: "We sincerely thank Dr. von Rüden for his very substantial efforts and his contributions to MorphoSys over the last several years, and we wish him all the best in his future endeavors."

About MorphoSys:
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing and research collaborations with Bayer (Berkeley, California/USA), Biogen Idec Inc. (Cambridge, Massachusetts/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (Wilmington, Delaware/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Novartis AG (Basel, Switzerland), Oridis Biomed GmbH (Graz/Austria), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
PR Spezialist
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

Press Release
Martinsried/Munich, September 6, 2004

MorphoSys Announces Inclusion into TecDAX Index

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment) announced today that the company has been notified by the Deutsche Börse AG of its admission to the TecDAX index as from September 20, 2004. The TecDAX tracks the performance of the 30 largest technology companies of the Prime Standard listed at the Frankfurt Stock Exchange as measured by trading volume and market capitalization.

<u>About MorphoSys:</u>
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing and research collaborations with Bayer (Berkeley, California/USA), Biogen Idec Inc. (Cambridge, Massachusetts/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (Wilmington, Delaware/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Novartis AG (Basel/Switzerland), Novoplant GmbH (Gatersleben/Germany), Oridis Biomed GmbH (Graz/Austria), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact MorphoSys:

Dave Lemus
Finanzvorstand
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
PR Specialist
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

morphosys

Press Release
Martinsried/Munich, September 08, 2004

MorphoSys Obtains License on Crucell Human Cell Line

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment) announced today a non-exclusive license agreement with Dutch biotechnology company Crucell N.V. (Euronext/NASDAQ: CRXL) and allied contract manufacturer DSM Biologics. Under the terms of the agreement, MorphoSys receives rights to Crucell's PER.C6® fully human cell line technology for use in its own and partnered antibody research programs conducted at MorphoSys. Furthermore, MorphoSys and its partners have an option to obtain a license for the clinical and commercial production of antibodies isolated from the MorphoSys HuCAL® library. The human cell line has been shown to be suited to the development and large-scale manufacturing of a wide range of biologics including antibodies. Financial details were not disclosed.

Crucell's fully human PER.C6® cell line is an established technology for the production of antibodies. Thus, MorphoSys is broadening its technology base and diversifies its offering for existing and new partners. The advantages of PER.C6® include high-yield production of antibodies, fast production cycles and the provision of human glycosylation patterns.

"A key part of our strategy is to maintain technological leadership by incorporating the latest innovations in human as well as bacterial production systems into our platform", commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG.

About MorphoSys:
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing and research collaborations with Bayer (Berkeley, California/USA), Biogen Idec Inc. (Cambridge, Massachusetts/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (Wilmington, Delaware/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Novartis AG (Basel/Switzerland), Novoplant GmbH (Gatersleben/Germany), Oridis Biomed GmbH (Graz/Austria), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). For further information please visit the corporate website at: http://www.morphosys.com/.

About Crucell:
Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria and West Nile virus. The company's development programs include collaborations with Aventis Pasteur for influenza vaccines, the U.S. National Institutes of Health for Ebola and malaria vaccines, and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its innovative PER.C6® technology, which offers a safer, more efficient way to produce biopharmaceuticals. The company licenses its PER.C6® technology to the biopharmaceutical industry on a mostly non-exclusive basis. Licensees and CMO partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and currently

employs 180 people. Crucell is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit http://www.crucell.com/

About DSM Biologics

DSM Biologics, a business unit of the DSM Pharmaceutical Products business group, is one of the world's leading contract manufacturers of biopharmaceutical products, the latest generation of drugs, mainly on the basis of native molecules and produced with the help of cell cultures. The company is renowned for its experience in the use of a broad range of cell culture systems (microbial and mammalian) and its expertise in the field of purification techniques. Established in 1986, DSM Biologics currently employs about 450 people, who are based at the company's two sites, one in Groningen, the Netherlands (ca. 1,000 liters fermentor capacity and 6,000 m^2) and one in Montreal, Quebec, Canada (ca. 6,500 liters fermentor capacity and presently 10,000 m^2). DSM Biologics is a joint venture of DSM and Société générale de financement du Québec (SGF), an industrial and financial holding company, which carries out economic development projects, especially in the industrial sector, in cooperation with partners and in accordance with accepted requirements for profitability that comply with the economic development policy of the Government of Québec. For more information, please visit www.dsmbiologics.com/

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact:

MorphoSys AG

Dave Lemus
Finanzvorstand
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
PR Specialist
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

Crucell N.V.

Elizabeth Goodwin
Director Investor Relations and
Corporate Communications
Tel. +31 (0)71 524 8718
Fax.+31 (0)71 524 8935
e.goodwin@crucell.com

DSM

Marcel Lubben
Business Manager Licensing
Tel. + 31 (0)46 47 73343
Fax. + 31 (0)46 47 73179
marcel-m.lubben@dsm.com

morphosys

Press Release

Martinsried/Munich, Germany, and Tokyo, Japan, September 23, 2004

MorphoSys Enters Marketing Venture with GeneFrontier in Japan

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment) announced today that it has formed a strategic marketing cooperation with the Tokyo-based company, GeneFrontier Corporation, in order to access the Japanese life science market. The objective of the cooperation is to drive new business opportunities by establishing the HuCAL® technology of MorphoSys as the premium brand for both research and therapeutic antibody generation in Japan. As part of an ongoing pre-marketing agreement between the two companies, several research projects conducted with Japanese partners have been successfully completed. Under the multi-year collaboration, both parties will invest in customer development and marketing in Japan as part of a wider MorphoSys effort to expand geographically into new markets.

As a result of the recently concluded Human Genome Project, the spotlight in biomedical research is shifting rapidly from the genome to proteome-based projects as the key to transform genetic information into pharmaceutical products. The proliferation of these projects is driving an increasing demand for novel research antibodies to study these newly characterized proteins. Moreover, for validated targets which are suitable for therapeutic applications, MorphoSys HuCAL GOLD® technology provides a seamless transition from a rapidly generated research antibody to a fully human optimized antibody drug candidate. Thus, MorphoSys sees the potential to position its HuCAL® technology as the system of choice for future therapeutic antibody projects conducted by pharmaceutical companies in Japan.

"Both partners see an enormous market potential for research and therapeutic antibodies derived from MorphoSys's HuCAL® technology, especially in the light of strong financial commitment from the Japanese government to protein research and its therapeutic applications," commented Mr. Makoto Ogasawara, Chief Executive Officer of GeneFrontier Corp. "Japan, presently the second largest pharmaceutical market in the world, is seeking new innovative technologies in life sciences to continue on its growth path."

"This collaboration is an important step in our strategy to establish HuCAL® globally as an industry standard for therapeutic antibody generation, as well as research tools," commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG. "We look forward to working with GeneFrontier to expand our business in the lucrative Japanese market."

About MorphoSys:

MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody

generation. The Company currently has licensing and research collaborations with Bayer (Berkeley, California/USA), Biogen Idec Inc. (Cambridge, Massachusetts/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (Wilmington, Delaware/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Novartis AG (Basel, Switzerland), Novoplant GmbH (Gatersleben/Germany), Oridis Biomed GmbH (Graz/Austria), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). For further information please visit the corporate website at: http://www.morphosys.com/

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

About GeneFrontier:
GeneFrontier was established as an innovative solution provider for genome-based drug research & development. GeneFrontier has the strength and wealth of experience of its three founding shareholders; the business creation expertise and broad network of ITX CORPORATION the biotechnology and extensive clinical laboratory experience of BML and the bioinformatics technology and know-how of INFOCOM. GeneFrontier's experienced technical staffs are experts in "wet-lab" and "dry-lab" technologies and can provide efficient and high quality solutions for genome-based drug research & development. GeneFrontier is planning to provide innovative diagnostic products and services for tailored medicine in order to contribute to the improvement of Quality of Life. For further information please visit the corporate website at: http://www.genefrontier.com/

For more information, please contact:

MorphoSys AG

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
PR Specialist
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

GeneFrontier Corporation

Souta Hara
Manager Business Development
Tel: +81-3-5652-7777
Fax: +81-3-5652-7770
info@genefrontier.com

morphosys

Press Release
Martinsried/Munich, Germany, October 8, 2004

MorphoSys Presents Pre-clinical Development Results for Internal Cancer Project

MorphoSys Antibodies Reduce Tumor Growth in Animal Model

MorphoSys AG (Frankfurt: MOR; Prime Standard Segment) announced today that promising initial *in vitro and in vivo* data for the internal cancer antibody program, MOR202, were presented at the "Human Antibodies & Hybridomas" conference held in Dublin yesterday. The fully-human antibodies generated from MorphoSys' HuCAL GOLD® library, are directed against the target molecule CD38, which is heavily over-expressed on the surface of certain cancer cells. The MOR202 program is currently in pre-clinical development for the treatment of multiple myeloma and other blood-cancer related diseases. In line with its corporate strategy, MorphoSys plans to out-license the MOR202 antibody program before start of clinical development.

The MOR202 antibodies were initially characterized in detail in various *in vitro* assays. By directing the MorphoSys antibodies against primary patient tumor material and specific hematologic cancer cell lines, the assays demonstrated that the antibodies were able to kill cancer cells efficiently. A MOR202 antibody also proved to be highly effective in an *in vivo* animal model. The HuCAL® IgG antibody was administered regularly to tumor-bearing mice over a period of between three and five weeks. In various experimental settings, different antibody constructs, dosages and treatment regimens were examined. In all cases, treatment with MOR202 antibody led to a significant slowdown of tumor growth, in some cases no tumor could be detected at the end of the observation period. MorphoSys has submitted several U.S. patent applications. These relate to specific anti-CD38 antibodies and their use.

Multiple myeloma, also called plasmocytoma, is a form of hematologic cancer that causes an increased overproduction of malignant plasma cells, particularly in the bone marrow. Plasma cells are a subset of white blood cells and are therefore key components of the immune system. In healthy individuals, the immune system acts as an efficient defense mechanism against pathogens and infectious diseases. The cause of multiple myeloma has not yet been fully identified, while incidence is increasing. Despite other forms of treatment currently available, there is an unmet medical need for new therapies for multiple myeloma. At present, only 30% of treated patients survive for more than 5 years under present alternative therapies.

"These initial pre-clinical results from our new MOR202 cancer program are very promising", said Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG. "With the target molecule CD38, we believe that we have chosen an interesting starting point for long-term improvement of the treatment of various hematologic cancer types."

About MorphoSys:

MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing and research collaborations with Bayer (Berkeley, California/USA), Biogen Idec Inc. (Cambridge, Massachusetts/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (Wilmington, Delaware/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Novartis AG (Basel/Switzerland), Novoplant GmbH (Gatersleben/Germany), Oridis Biomed GmbH (Graz/Austria), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact MorphoSys:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
PR Specialist
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

morphosys

Press Release
Martinsried/Munich, Germany, October 25, 2004

MorphoSys to Present at Rodman & Renshaw Techvest 6th Annual Healthcare Conference

MorphoSys AG (Frankfurt: MOR; Prime Standard Segment, TecDAX) announced today that the company will be presenting at the Rodman & Renshaw Techvest 6th Annual Healthcare Conference on Tuesday, October 26, 2004. The conference is being held at the Waldorf Astoria Hotel in New York City. Dave Lemus, Chief Financial Officer of MorphoSys, will present at 12:35 PM (ET) in the Starlight Roof North. MorphoSys' presentation will be webcast live and will be available for replay through the MorphoSys website via the Internet at www.morphosys.com.

About MorphoSys:
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing and research collaborations with Bayer (Berkeley, California/USA), Biogen Idec Inc. (Cambridge, Massachusetts/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (Wilmington, Delaware/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Novartis AG (Basel/Switzerland), Novoplant GmbH (Gatersleben/Germany), Oridis Biomed GmbH (Graz/Austria), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact MorphoSys:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
PR Specialist
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

morphosys

Press Release
Martinsried/Munich, October 28, 2004

MorphoSys Reports Third Quarter 2004 Results

Company Expects to Achieve Profitability in 2005

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment, TecDAX) today reported financial results for the first nine months ending September 30, 2004. Mirroring positive operational developments, the Company achieved a € 1.3 million net income result for the first nine months of 2004. Additionally, the Company gave an outlook for the financial year 2005. MorphoSys expects to achieve a positive net income in 2005, marking the Company's transition to profitability.

First Nine Months - 2004

In the first nine months of 2004, revenues increased by 42% over the prior year to € 15.5 million (2003: € 10.9 million). Total operating expenses including stock-based compensation for the first nine months of 2004 amounted to € 14.9 million, compared to € 16.3 million in the same period of 2003. Research and development costs amounted to € 8.9 million (2003: € 8.5 million); sales, general & administrative expenses decreased to € 5.3 million (2003: € 6.2 million), and stock-based compensation fell to € 0.8 million (2003: € 1.6 million). Amortization of intangibles and depreciation amounted to € 2.3 million for the first nine months of 2004 (2003: € 1.7 million). EBITDA (Earnings before Interest, Tax, Depreciation, and Amortization), excluding stock-based compensation, was positive and amounted to € 4.3 million in the first nine months of 2004 (2003: € -2.6 million). Non-operating income in the first nine months of 2004 amounted to € 0.7 million (2003: expense of € 1.3 million). The Company achieved a net income of EUR 1.3 million in the first nine months of the year (2003: net loss of € 6.7 million). The Company's cash position equaled € 31.8 million at the end of the third quarter of 2004, up from € 23.2 million at year-end 2003. The number of outstanding shares at September 30, 2004 was 5,351,553, compared to 4,841,570 shares at December 31, 2003. The resulting earnings per share for the first nine months of 2004 amounted to € 0.24 (2003: loss of € 1.60 per share).

Third Quarter - 2004:

In the third quarter of 2004, the Company generated revenues of € 6.7 million, compared to € 3.6 million in the same quarter of 2003, an increase of 86%. Total operating expenses amounted to € 5.0 million, compared to € 5.4 million in the same quarter of 2003. The resulting net profit for the third quarter was € 2.1 million, compared to a net loss of € 1.8 million in the third quarter of 2003.

Events of the Third Quarter 2004 Included:

- Presentation of promising animal data from pre-clinical studies for MOR202, MorphoSys' latest proprietary antibody therapeutic focused on the treatment of multiple myeloma

- Conclusion of a collaboration with Novoplant GmbH for wholly new applications of MorphoSys antibodies in veterinary medicine
- Successful completion of Biogen Idec collaboration, as scheduled in September 2004
- Start of a second therapeutic antibody program targeting cardiovascular diseases with Boehringer Ingelheim
- Extension of an exclusive license to Centocor covering a HuCAL® antibody program for the treatment of inflammatory diseases
- Access to Crucell's human PER.C6® cell line for the production of human antibodies for research purposes
- Postponement of decision in summary judgment motion practice in MorphoSys/Applied Molecular Evolution case
- Formation of a marketing agreement with GeneFrontier Corp. to access the Japanese life science market for antibody research reagents and antibody therapeutics
- Inclusion of MorphoSys to the Frankfurt Stock Exchange TecDAX 30 Index
- Change in management board member composition with departure of Dr. Thomas von Rüden, former Chief Scientific Officer

"MorphoSys continues the positive financial trend we established on the basis of strong operational performance", commented Dave Lemus, Chief Financial Officer of MorphoSys AG. "With a record 28 currently active partnered projects, we profit not only from revenues in the near-term, but also retain significant future upside through possible milestones and royalties".

MorphoSys will hold a public conference call today at **10:00 CET** to present the financial results of the first nine months of 2004.

Dial-in number for the Conference Call (listen-only): +49 (0)69 2222 3105

Please dial in 10 minutes before the beginning of the conference.

After the conference, a replay of the conference call will be available on http://www.morphosys.com.

About MorphoSys:
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing and research collaborations with Bayer (Berkeley, California/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (Wilmington, Delaware/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Novartis AG (Basel, Switzerland), Novoplant GmbH (Gatersleben/Germany), Oridis Biomed GmbH (Graz/Austria), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact MorphoSys:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
PR Specialist
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

Financial Statements:

Condensed Consolidated Statement of Operations (U.S. GAAP) - unaudited

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,	
In €, except share data	2004	2003	2004	2003
Revenues	**6,694,528**	**3,641,356**	**15,477,951**	**10,884,738**
Research & Development expenses	3,211,871	2,774,010	8,857,554	8,482,957
General & Administrative expenses	1,606,605	2,092,519	5,258,637	6,164,499
Stock-Based Compensation	179,190	542,257	764,863	1,599,499
Total Operating expenses	**4,997,666**	**5,408,786**	**14,881,054**	**16,246,955**
Income/(Loss) from Operations	**1,696,862**	**(1,767,430)**	**596,897**	**(5,362,217)**
Interest Income	123,374	12,860	236,649	198,420
Interest Expense	83,907	47,495	241,917	959,026
Impairment of Marketable Securities	-	-	-	(753,768)
Other Income, net	327,453	37,201	694,360	226,451
Income/(Loss) before income tax	**2,063,782**	**(1,764,864)**	**1,285,989**	**(6,650,140)**
Foreign Income Tax Expense	-	-	-	1
NET PROFIT/(LOSS)	**2,063,782**	**(1,764,864)**	**1,285,989**	**(6,650,141)**
Earnings/(Loss) per Share				
Basic	0.40	(0.39)	0.24	(1.60)
Diluted	0.39	(0.39)	0.24	(1.60)
Shares Used in Computing Net Profit/Loss per Share				
Basic	5,183,686	4,547,490	5,349,795	4,162,728
Diluted	5,230,653	4,547,490	5,387,516	4,162,728

Condensed Consolidated Balance Sheet (U.S. GAAP)

in €	9/30/2004 (unaudited)	12/31/03
Cash, Cash Equivalents and Marketable Securities	31,805,735	23,161,031
Accounts Receivable	4,134,855	2,111,710
Prepaid Expenses and Other Current Assets	538,737	948,575
Total Current Assets	**36,479,327**	**26,221,316**
Property and Equipment, Net	2,481,328	1,907,895
Patents, Net	5,503,540	6,103,675
License Fees, Net	9,974,641	10,898,904
Other Assets	432,892	627,130
Total Non-Current Assets	**18,392,401**	**19,537,604**
Total Assets	**54,871,728**	**45,758,920**
Current Liabilities		
Accounts Payable	290,997	258,732
Current Portion of License Payable	956,710	677,060
Current Portion of Deferred Revenue	4,201,859	4,272,249
Accrued Employee Benefits	1,016,231	949,122
Other Accrued Expenses and Liabilities	1,787,328	1,524,439
Total Current Liabilities	**8,253,125**	**7,681,602**
Non-Current Liabilities		
License payable, Net of Current Portion	1,589,392	1,651,360
Deferred Revenue, Net of Current Portion	3,938,710	6,086,205
Other Non-Current Liabilities	-	-
Convertible Bonds Due to Related parties	130,250	157,200
Total Non-Current Liabilities	**5,658,352**	**7,894,765**
Total Stockholders' Equity	**40,960,251**	**30,182,553**

Condensed Consolidated Statement of Cash Flows (U.S. GAAP) - unaudited

	Nine Months Ended June 30,	
in €	2004	2003
Net Income / (Loss)	1,285,989	(6,650,141)
Net Cash Provided by/(Used in) Operating Activities	60,750	(1,213,149)
Net Cash Provided by/(Used in) Investing Activities	(6,937,692)	1,039,958
Net Cash Provided by/(Used in) Financing Activities	9,409,436	(254,214)
Effect of Exchange Rate Differences in Cash	557	12,885
Increase/(Decrease) in Cash and Cash Equivalents	2,533,051	(414,520)
Cash and Cash Equivalents at the Beginning of the Period	6,652,456	842,082
Cash and Cash Equivalents at the End of the Period	9,185,507	427,562

Merck Biosciences

Calbiochem | Novabiochem | Novagen

Antibodies by Design
A Division of MorphoSys

Press Release

Martinsried/Munich, and Madison, WI, USA, November 23, 2004

EMD Biosciences, Inc. and MorphoSys' Antibodies by Design offer first recombinant antibody

For detection of Cyclophilin A, a component of protein folding

EMD Biosciences, Inc. (EMD Biosciences; www.emdbiosciences.com), a major supplier of premium tools for proteomics and disease pathway analysis known through its global brands Calbiochem®, Novabiochem®, and Novagen®, today announced a unique addition to its catalog of research reagents: the first in vitro–derived, recombinant antibody (www.preview.emdbiosciences.com/product/ST1071). This antibody is targeted against human Cyclophilin A and is produced by MorphoSys' Antibodies by Design (www.a-by-d.com) division, a provider of rapid, high-throughput custom antibody reagent services for the academic and industrial research markets. EMD Biosciences is part of the Life Science and Analytics (LSA) division of Merck KGaA (Darmstadt, Germany; www.merck.de) and operates as EMD Biosciences, Inc. in North America and Merck Biosciences outside North America. Distribution of additional recombinant antibodies are planned under the collaboration. MorphoSys' Antibodies by Design division produces the antibodies using its HuCAL GOLD® library.

Non-animal–based and in vitro–generated recombinant antibodies are new to the research markets and combine several advantages over traditional antibodies. They can be generated within eight weeks from only a minimum amount of protein, DNA, or peptide. In addition, in vitro–generated antibodies allow for high-throughput production, thus facilitating the development of novel array platforms. Moreover, the now delivered recombinant HuCAL® antibody has been proven superior to traditional animal-based antibodies in biochemical analysis. These findings have encouraged both parties, EMD Biosciences and MorphoSys' Antibodies by Design, to introduce an entire line of recombinant HuCAL® antibodies in the near future complementing the vast range of more than 3,000 antibodies already offered by EMD Biosciences. The first antibody in this regard is targeted against Cyclophilin A, which is indicated to play an important role in the mechanism of protein folding. Recently a number of diseases have been linked to protein folding problems.

"Recombinant antibodies developed by MorphoSys' Antibodies by Design provide an ideal expansion of our existing antibody product line," stated Dr. Robert Mierendorf, Chief Technology Officer at EMD Biosciences. "We are pleased to work with a company possessing such a powerful technology for rapid development of novel antibodies for critical research needs."

"The market for research antibodies is currently served by monoclonal and polyclonal approaches in animals, but these may take too long for the challenges in proteomics ahead of us," commented Dieter Lingelbach, Head of Antibodies by Design and Vice President of

MorphoSys AG. "We are pleased to have such a strong working relationship with a major life science reagents supplier such as EMD Biosciences."

About EMD Biosciences, Inc.:
EMD Biosciences, Inc. provides a broad range of innovative life science research products used world-wide in disease-related life science research at universities as well as in the pharmaceutical and biotech industry. The company is part of Merck KGaA's Life Science and Analytics (LSA) division and operates as EMD Biosciences, Inc. in North America and Merck Biosciences outside North America. Globally, EMD Biosciences is known in the scientific community through its product brands Calbiochem®, Novabiochem®, and Novagen®.

About Merck KGaA:
Merck is a global pharmaceutical and chemical company with sales of EUR 7.2 billion in 2003, a history that began in 1668, and a future shaped by 28,300 employees in 56 countries. Its success is characterized by innovations from entrepreneurial employees. Merck's operating activities come under the umbrella of Merck KGaA, in which the Merck family holds a 74% interest and free shareholders own the remaining 26%. The former U.S. subsidiary, Merck & Co., has been completely independent of the Merck Group since 1917.

About MorphoSys' Antibodies by Design:
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing and research collaborations with Bayer (Berkeley, California/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (Wilmington, Delaware/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Novartis AG (Basel, Switzerland), Novoplant GmbH (Gatersleben/Germany), Oridis Biomed GmbH (Graz/Austria), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). For further information, please visit the corporate website at: http://www.morphosys.com/; information on the Antibodies by Design Division of MorphoSys is available at www.A-by-D.com.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact:

EMD Biosciences Inc.
Shou Wong, Ph.D.
Corporate Development Manager
EMD Biosciences, Inc.
441 Charmany Drive
Madison, WI 53719
United States of America
Tel: 608 442-4040
Toll-free: 800 854-3417
Fax: 608 238-1388
E-mail: shou.wong@emdbiosciences.com
Web: www.emdbiosciences.com

Antibodies by Design
For Business Development:
Dieter Lingelbach
Senior Vice President
Antibodies by Design / MorphoSys
Lena-Christ Str. 48
82152 Martinsried / Planegg
Germany
Tel: +49 (0)89 899 27-0
Fax: +49 (0)89 899 27-222
E-mail: Antibodies@A-by-D.com
Web: www.antibodyservices.com

For Investors:
Dave Lemus
MorphoSys AG
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

morphosys

Press Release
Martinsried/Munich, December 09, 2004

MorphoSys Generated Antibody Approved to Enter Clinical Trials

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment; TecDAX) announced today that its partner GPC Biotech AG received regulatory clearance from the Swiss Agency for Therapeutic Products to commence a Phase 1 clinical trial with an anti-cancer antibody generated using the MorphoSys' HuCAL® technology. The HuCAL®-derived antibody is expected to enter clinical trials in human patients at sites in three European countries, representing a significant milestone for the MorphoSys HuCAL® technology. The commencement of clinical trials will then trigger a milestone payment from GPC Biotech to MorphoSys, due on the first administration of the HuCAL® antibody in human patients. Financial details were not disclosed.

The fully human antibody was identified and optimized by MorphoSys using its proprietary HuCAL® antibody library in the context of a collaboration with GPC Biotech, which began in 1999. The antibody is directed against a target molecule involved in a variety of hematological malignancies, including non-Hodgkin's, Hodgkin's and Burkitt lymphomas, multiple myeloma, and hairy cell leukemia. The therapeutic antibody operates by selectively killing activated, proliferating MHC class II-positive tumor cells. Pre-clinical data from several *in vivo* cancer models demonstrated the efficacy of the antibody. Additionally, when the antibody was administered in combination with the anticancer drug, Rituxan® in a non-Hodgkin's lymphoma model, the efficacy was shown to be greater than with either drug alone. With some 150,000 people affected by non-Hodgkin's lymphoma worldwide in 2003 it is the most common form of lymphoma.

„Today's announcement is an important event for MorphoSys, as it marks the forthcoming entry of the first HuCAL®-generated antibody into full clinical development," commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG.

<u>About MorphoSys:</u>
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing and research collaborations with Bayer (Berkeley, California/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (Wilmington, Delaware/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Novartis AG (Basel, Switzerland), Novoplant GmbH (Gatersleben/Germany), Oridis Biomed GmbH (Graz/Austria), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact MorphoSys AG:

Dave Lemus
Finanzvorstand
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
PR Specialist
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

morphosys

Press Release
Martinsried/Munich, December 20, 2004

MorphoSys Announces Extension of Strategic Partnership with Schering AG

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment, TecDAX) today announces the extension of its collaboration with Schering AG, Berlin, to develop innovative antibody therapeutics and *in vivo* diagnostics. The collaboration, originally signed in December 2001, is extended by at least two more years, until the end of 2006, with the option of a further extension period of one year beyond this time frame. In return for granting Schering access to the HuCAL GOLD® technology, MorphoSys receives annual license fees under the revised contract, funding for a team of scientists working at MorphoSys on Schering's behalf, license fees in respect of active therapeutic and diagnostic antibody projects, and stands to receive milestones and royalties on products developed and brought to market. As part of the collaboration, Schering also receives exclusive commercial licenses for several therapeutic antibody programs, relating to work on which both partners have been collaborating over the past three years. The two partners have, to date, identified three therapeutic antibody candidates that are being processed. Another program covers the use of an antibody in the field of *in vivo* diagnostics. The magnitude of the related financial payments to MorphoSys was not disclosed.

As part of their collaboration, Schering acquired in December 2001 a total of 357,880 MorphoSys shares, representing 6.6% of the present outstanding shares. The original objective of the collaboration was to develop therapeutic antibodies and *in vivo* diagnostics, particularly in the field of oncology – one of Schering's core business areas. The two companies will continue to collaborate on a variety of different molecules mainly in oncological indications.

"We believe that HuCAL® is one of the most powerful technologies available for the generation of human antibodies", commented Dr. Andreas Menrad, Head of Anti-Angiogenesis Research, CRBA Oncology of Schering AG. "Based on the achieved successes to date, we are very pleased to extend the collaboration with MorphoSys."

"The collaboration with Schering is one of our most successful, from which we expect a number of innovative, antibody-based products", commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG. "We look forward to continuing to work together with Schering to further expand the pipeline of HuCAL GOLD®-derived drugs in development."

<u>About MorphoSys:</u>
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing and research collaborations with Bayer (Berkeley,

California/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (Wilmington, Delaware/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Novartis AG (Basel, Switzerland), Novoplant GmbH (Gatersleben/Germany), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact:

MorphoSys AG

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
PR Specialist
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

Schering AG

Dr. Claudia Schmitt
Pharma Communication
Tel: +49 (0) 30 / 468 15805
claudia.schmitt@schering.de

morphosys

Press Release
Martinsried/Munich, December 23, 2004

MorphoSys Expands Collaboration With Centocor

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment; TecDAX) today announced the extension of its agreement with Centocor Inc., a Johnson & Johnson company, until the end of 2007. The objective of the cooperation between MorphoSys and Centocor is the development of fully human therapeutic antibodies in a broad range of indications. The cooperation agreement, originally signed in December 2000, was to end in December 2005. Within the framework of the extended agreement, the two parties undertake to commence at least two new antibody development programs in 2005. Furthermore, the agreement also provides for increased levels of research and development funding by Centocor to MorphoSys, and an upfront payment by Centocor to MorphoSys for the extension. Further financial details were not disclosed.

Under the extended agreement, Centocor has the option to elect up to 30 disease-related target molecules, against which the two parties will develop fully human, optimized antibodies using the HuCAL GOLD® technology of MorphoSys. MorphoSys stands to receive licensing and milestone payments, in addition to royalties on any marketed antibody products arising from the collaboration. Furthermore, Centocor maintains access to HuCAL GOLD® to isolate antibodies for research use. In the collaboration with Centocor, MorphoSys has achieved four performance-related milestones to date. In March 2004, both companies launched a new antibody program to develop a therapeutic antibody against a Centocor target molecule involved in autoimmune diseases.

"We are delighted to be able to extend our collaboration with Centocor, one of the world's leading companies in the therapeutic antibody field," explained Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG. "The early extension emphasizes the central importance of our technology as it relates to Centocor's antibody efforts going forward."

<u>About MorphoSys:</u>
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing and research collaborations with Bayer (Berkeley, California/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (Wilmington, Delaware/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Novartis AG (Basel, Switzerland), Novoplant GmbH (Gatersleben/Germany), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact MorphoSys:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
PR Specialist
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

Reading Translation

morphosys

MorphoSys AG
Lena-Christ-Strasse 48
82152 Martinsried/Planegg
Security Code Number 663200
ISIN:DE0006632003

Invitation to the Annual Shareholders' Meeting 2005

We hereby invite the shareholders of our Company to the Annual Shareholders' Meeting which is taking place on Wednesday, May 11, 2005 at 1:00 p.m., in the Konferenzzentrum München, Lazarettstraße 33, 80636 Munich.

Agenda

1. **Presentation of the confirmed annual financial statements as of December 31, 2004, the management report together with the consolidated financial statements, the consolidated management report and the report of the Supervisory Board for the business year 2004**

2. **Formal approval on behalf of the Board of Management**

   The Board of Management and the Supervisory Board recommend to formally approve the activities of the Board of Management in the business year 2004.

3. **Formal approval on behalf of the Supervisory Board**

   The Board of Management and the Supervisory Board recommend to formally approve the activities of the Supervisory Board in the business year 2004.

4. **Creation or Increase of the Authorized Capital I in sec. 5 para. 5 of the Articles; amendment of the Articles**

   a) The existing Authorized Capital I in the amount of EUR 5,881,599.00 provided in sec. 5 para. 5 of the Articles authorizes the Board of Management to increase the Company's share capital during the time period until April 30, 2009, by issuing up to 1,960,533 young bearer shares for contribution in cash and/or in kind on one or several occasions. This capital increase is subject to the approval of the Supervisory

Board. Moreover, the Board of Management may exclude the pre-emptive rights of the shareholders under the following conditions:

aa) in case of a capital increase in cash, to the extent such exclusion is necessary to avoid fractional shares;

or

bb) in case of a capital increase in kind, to the extent the young shares are used for the acquisition of companies, shareholdings in companies, patent, licenses or other industrial property rights, or of assets which constitute in their entirety a business;

or

cc) in case of a capital increase in cash, to the extent young shares shall be placed at a stock exchange in context with a listing.

b) The Board of Management and the Supervisory Board propose (i) to increase this Authorized Capital I by an amount of EUR 645,024.00 to EUR 6,526,623.00 under the conditions provided in sec. 5 para. 5 of the Articles and (ii) to extend the authorization to increase the share capital to April 30, 2010. Sec. 5 para. 5 sen. 1 of the Articles shall be modified as follows:

"With the Supervisory Board's approval, the Board of Management is authorized to increase the share capital during the time period until April 30, 2010 by issuing young bearer shares for contribution in cash and/or kind on one or several occasions, however by not more than EUR 6,526,623.00 and not more than 2,175,541 young bearer shares (Authorized Capital I)."

In all other respects, sec. 5 para. 5 of the Articles and the possibility to completely or partially exclude the pre-emptive rights shall remain unmodified.

5. Creation or increase of the Authorized Capital II in sec. 5 para. 6 of the Articles; amendment of the Articles

a) Sec. 5 para. 6 of the Articles provides an Authorized Capital II, which - upon approval of the Supervisory Board - authorizes the Board of Management to increase the Company's share capital in cash during the time period until April 30, 2009 by up to EUR 1,470,399.00 and by issuing up to 490,133 young bearer shares

(Authorized Capital II). The pre-emptive rights of the shareholders can be fully excluded if (i) fractional shares are avoided and/or (ii) the issuance price of the young shares is not substantially below the stock exchange price of listed shares of the same kind at the time of the final fixing of the issuance price. By observing the legal provisions provided in sec. 186 para. 3 sen. 4 AktG, this Authorized Capital II shall be amended in accordance with the Company's increased share capital.

b) In context with a further issuance of young shares and by excluding the shareholders' preemptive rights, the Company intends to use the existing Authorized Capital II in total or in part before the date of the Annual Shareholders' meeting. Depending on the amount of the usage of the Authorized Capital II, the Board of Management and the Supervisory Board propose to pass the following alternative resolutions:

aa) *Alternative 1:*

In the event that the Board of Management – with the approval of the Supervisory Board - has resolved to completely use the existing Authorized Capital II in the amount of EUR 1,470,399.00 and has filed the registration of the accomplishment of the capital increase into the Commercial Register before the Annual Shareholders' Meeting or the accomplishment has already been registered at that time, the Board of Management and the Supervisory Board recommend to create a new Authorized Capital II in the amount of up to EUR 1,778,694.00 under the conditions provided in sec. 5 para. 6 of the Articles and -- subject to the Supervisory Board's consent - to authorize the Board of Management to issue up to 592,898 young shares until April 30, 2010. Sec. 5 para. 6 sen. 1 of the Articles has then to be amended as follows:

"Upon approval of the Supervisory Board, the Board of Management shall be authorized to increase the Company's share capital until April 30, 2010 by up to EUR 1,778,694.00 and by issuing up to 592,898 young bearer shares (Authorized Capital II)."

bb) *Alternative 2:*

In the event that the Authorized Capital II has been only partially used before the date of the Annual Shareholders' Meeting by the Board of Management and the accomplishment of only a corresponding partial increase of the Authorized Capital II

has been filed for registration into the Commercial Register or the accomplishment has already been registered at that time, the Board of Management and the Supervisory Board propose to increase the then existing Authorized Capital II under the conditions provided in sec. 5 para. 6 of the Articles up to the maximum amount legally allowed pursuant to sec. 186 para. 3 sen. 4 Stock Corporation Act and to extend the authorization to issue young shares up to the maximum amount until April 30, 2010. The wording of the Articles in sec. 5 para. 6 sen. 1 has to be amended in accordance with the relevant figures resulting from the preceding sentence.

cc) *Alternative 3:*

In the event that the Board of Management has neither resolved to use its authorization to issue young shares from the Authorized Capital II until the Annual Shareholders' Meeting, nor has it filed the accomplishment of the capital increase for registration into the Commercial Register until that date, the Board of Management and the Supervisory Board propose to increase the Authorized Capital II at the conditions mentioned in sec. 5 para. 6 of the Articles by EUR 161,256.00 to EUR 1,631,655.00 and to extend the authorization to increase the share capital to April 30, 2010. Consequently, sec. 5 para. 6 sen. 1 of the Articles shall be amended as follows:

"Upon approval of the Supervisory Board, the Board of Management shall be authorized to increase the Company's share capital until April 30, 2010 by up to EUR 1,631,655.00 and by issuing up to 543,885 young bearer shares (Authorized Capital II)."

c) In all other respects, sec. 5 para. 6 sen. 2 and 3 of the Articles and the authorization to exclude the preemptive rights in total or in part shall remain unmodified.

d) In the event the total or partial use of the Authorized Capital II as described in the Alternatives 1 and 2 of para. b have not been registered in the Commercial Register at the date of the shareholders' resolution, the Board of Management is instructed to file the respective amendments of the Articles only for registration into the Commercial Register when the total or partial use of the Authorized Capital II has been registered in the Company's Commercial Register.

6. **Increase of the Conditional Capital III in sec. 5 para. 6 b of the Articles; amendment of the Articles**

a) By virtue of the resolution of the Annual Shareholders Meeting from May 16, 2003, in its topic 7, with the approval of the Supervisory Board and during the time period until April 30, 2008, the Board of Management was authorized (i) to issue bearer or registered option- and/or convertible bonds having a lifetime of not more than 10 years on one or several occasions, and (ii) to issue to the owners of option bonds option rights and/or to the owners of convertible bonds exchange rights to young bearer shares (with no nominal value) of the Company with a total interest in the share capital of a still existing amount of up to EUR 2,354,601.00 in accordance with the option rights and/or convertible debt conditions and of the conditional capital created for this purpose. Furthermore, this resolution provides the following:

aa) The total nominal value of the option or convertible bonds which will be issued by virtue of this authorization may not exceed EUR 275 million. The option- and/or convertible bonds can be issued in Euro and in another legal currency of an OECD-member state by observing the corresponding counter-value in Euro. The option- and/or convertible bonds can also be issued by domestic or foreign affiliates which directly or indirectly belong to the Company at 100 %; in such case, the Board of Management may assume a guarantee for the option- and/or convertible bonds and may grant to the owner of option bonds option rights and to the owner of convertible bonds exchange rights to young bearer shares of the Company. With regard to the issuance of option bonds, each partial bond shall have one or several option certificates to be issued by the Company which authorize their owners to receive young shares of the Company in accordance with the option conditions to be determined by the Board of Management. The pro-rata amount of the share capital which can be demanded in shares by virtue of each option certificate may not exceed the nominal value of the partial bond. With regard to the issuance of convertible bonds, the owners shall have the right to exchange their partial bonds into young shares of the Company in accordance with the convertible bond conditions determined by the Board of Management. The exchange rate shall be determined by the division of the nominal value of the partial bond by the assessed exchange price of one young share of the Company. The exchange rate can also be determined by a division

of the nominal value (which shall be lower than the issuance price) of a partial bond by the assessed exchange price of one young share of the Company. The exchange conditions may provide that the exchange ratio and/or the issuance price are variable and that the exchange price may be assessed during the lifetime of the bond within a certain range depending on the development of the stock price. The exchange ratio may be rounded to full numbers; moreover, an extra-payment in cash may be assessed. Furthermore, it may be provided that fractional shares are consolidated or compensated in cash. Also when the exchange rate or the exchange price is variable, the prospective option- or exchange price for one young share of the Company has to correspond to (i) at least 80 % of the average stock price of the shares of the Company in the final XETRA-auction in the Frankfurt stock market during the time period of the last 10 trading days prior to the resolution by the Board of Management to issue option- and/or convertible bonds or (ii) at least 80 % of the average stock price in the final XETRA-auction in the Frankfurt stock exchange on the third trading day prior to the termination of the trading of the pre-emptive rights. Irrespective of sec. 9 para. 1 AktG, the option- and/or convertible debt conditions provide an anti-dilution clause according to which the option- and/or exchange price may be reduced by payment of a certain amount after the exercise of the conversion rights or the extra-payment in cash may be reduced, if (i) the Company increases its share capital during the lifetime of the option- and/or convertible bond by observing the pre-emptive rights of the existing shareholders or (ii) if the Company grants additional option- and/or convertible bonds or similar rights by excluding the pre-emptive rights of existing owners of option- and/or conversion rights to the extent the owners would have such rights after the exercise of their option- and/or conversion rights. To the extent possible and in place of a cash payment or of the reduction of the extra-payment, the exchange rate may be also amended by the division by the reduced exchange price. Moreover, the warrant conditions may provide an amendment of the options- and exchange rights in case of a reduction of the share capital or other extraordinary capital measures. The warrant conditions may also provide that after the exercised conversion rights the Company does not grant young shares to the beneficiary but the total or partial counter-value in cash which shall correspond to the average price of a share of the Company in the final XETRA-auction in the Frankfurt stock exchange during the last 10 trading days prior to the declaration of the conversion. The warrant condition

may also provide an obligation to convert at the end of the lifetime or at an earlier time. The warrant conditions may especially provide that at the end of the lifetime or at an earlier due date of the bonds the Company may in whole or in part grant shares to the owner of convertible bonds in place of payment of the due cash amount. The pro-rata amount in the share capital of the shares to be issued in context with the conversion may not exceed the nominal value of the convertible bonds. The option- and/or convertible bonds shall be assumed by a bank or by a pool of banks with the obligation to offer these bonds to existing shareholders. However, with the approval of the Supervisory Board, the Board of Management may exclude fractional amounts from the pre-emptive rights of the shareholders. It may also exclude pre-emptive rights in order to provide existing owners of option- and/or convertible bonds with pre-emptive rights to the extent these owners would have after the exercise of their option- and/or convertible bonds. Furthermore, with the approval of the Supervisory Board, the Board of Management is authorized to exclude the pre-emptive rights of the shareholders at one or several issuance(s) of option- and/or convertible bonds pursuant to sec. 186 para. 3 sen. 4 AktG and to the extent that option- and/or conversion rights to young shares of the Company shall be granted up to a limit of 10 % of the share capital existing at the time of the exclusion of the pre-emptive rights. This exclusion of the pre-emptive rights may also be used if pre-emptive rights are simultaneously excluded or have been previously excluded by another authorization pursuant to sec. 186 para. 3 sen. 4 AktG. In the event that the Board of Management uses this authorization to exclude the pre-emptive rights, the issuance price may not be substantially below the market value of the option- and/or convertible bonds which has to be calculated in accordance with acknowledged financial mathematical methods. With the approval of the Supervisory Board and with the other organs of the affiliates issuing the option- and/or convertible bonds, the Board of Management is authorized to decide on further details of the issuance and content of the option- and/or convertible bonds, such as interest rate, issuance price, payment conditions, lifetime, nominal values, option- and exchange price, dilution protection, time periods for the exercise or exchange and further administrative issues for the exchange.

bb) The Conditional Capital III in the amount of up to EUR 2,354,601.00 shall be exclusively used for the issuance of options- and/or conversion rights to the

owners of bonds which are issued in accordance with the relevant option rights or conversion conditions by virtue of the authorization pursuant to para. a) until April 30, 2008. The young shares shall be issued at the option- or conversion price which shall be assessed in accordance with para. aa).

b) The Board of Management and the Supervisory Board propose (i) to increase the Conditional Capital III by an amount of EUR 2,451,774.00 to EUR 4,806,375.00 under the conditions set out in para. a of this topic, (ii) to adjust the authorization to issue the convertible bonds to the increased Conditional Capital III and to limit this authorization at a total nominal value of EUR 350 Mio, (iii) to extend the authorization to issue the convertible bonds to April 30, 2010, and (iv) to amend sec. 5 para. 6 b sen. 1 and 2 of the Articles as follows:

"The Company's share capital shall be conditionally increased by a further amount of EUR 4,806,375.00, divided in up to 1,602,125 bearer shares (Conditional Capital III). The conditional capital increase shall only be accomplished (i) to the extent owners of option and/or convertible bonds make use of their option and/or conversion rights issued by the Company until April 30, 2010 in accordance with the resolution of the Shareholders Meeting or (ii) to the extent owners fulfill their duties to convert. The same shall apply to owners of option and/or convertible bonds issued by domestic or foreign affiliates, which are totally owned by the Company."

In all other respects, sec. 5 para. 6 b of the Articles shall remain unmodified.

7. **Increase and Amendment of the Conditional Capital IV in sec. 5 para. 6 c of the Articles; amendment of the Articles**

a) With the approval of the Supervisory Board and during the time period until April 30, 2008, the Board of Management has been authorized by a shareholders' resolution in topic 8 of the Annual Shareholders Meeting of May 16, 2003, to issue an existing amount of up to 423,147 convertible bonds without yielding interest and with a nominal value of EUR 1.00 each (total nominal value EUR 423,147.00) to employees of the Company and of affiliates within the meaning of secs. 15 seq. Stock Corporation Act and to members of the Board of Management of the Company

and of affiliates within the meaning of sec. 15 seq. Stock Corporation Act. The pre-emptive rights of the shareholders' were excluded. Furthermore, this resolution provides the following:

aa) The convertible bonds shall be annually offered in partial amounts. The scope of each tranche shall be fixed by the Board of Management with the approval of the Supervisory Board. The beneficiaries and the content of the rights to acquire the convertible bonds shall be defined by the Board of Management and - in the event that members of the Board of Management are beneficiaries - by the Supervisory Board.

bb) With the approval of the Supervisory Board, the Board of Management shall be allowed to define the time periods of the underwriting to the convertible bonds. Such time periods shall not be less than two weeks.

cc) The convertible bonds can not be transferred or encumbered. They are, however, inheritable and can be transferred by last wills. In the event of disability to work, the Board of Management can allow the transfer with good cause. If a member of the Board of Management is the beneficiary, such allowance shall be given by the Supervisory Board.

dd) The conversion rights may only be exercised if (i) a declaration of termination of the employment agreement with the owner of the convertible bonds has not been declared at the time of exercise and (ii) a mutual termination agreement has not been entered into. If this requirement is not fulfilled, the conversion right continues to exist when the Company or its affiliate is responsible for the termination of the employment agreement (this means especially in cases of termination because of business reasons, transfer of the business to another entity, transfer of ownership).

ee) The beneficiaries shall be entitled to exchange the convertible bonds into shares of the Company. Each convertible bond with a nominal value of EUR 1.00 shall allow the exchange into one ordinary share of the Company without nominal value.

ff) The beneficiaries may exercise the conversion rights only after the expiration of a waiting period which shall be defined in the general conditions for the convertible bonds. Such waiting period shall amount to at least one year and shall start to run on the day of the grant. The convertible bonds may provide several waiting periods within one tranche.

gg) The conversion right may not be exercised (i) during the time period of five days before and one day after the publication of the annual financial statements and of the quarterly or half year reports, (ii) in the last two weeks before the end of a business year and (iii) during the time period from the last day of the deposition of shares before the annual general shareholders' assembly until the third bank working day thereafter. Furthermore, the beneficiaries have to observe the restrictions which are provided by the general rules of law (e. g. by the Act on Dealing with Securities (insider dealing)). The exercise period shall terminate at the end of the calendar year which follows the waiting period.

hh) The exercise of the conversion rights is only possible if the stock exchange price on at least one day during the lifetime of the convertible bonds has amounted to 110 % of the average stock exchange price in the final XETRA-auction in the Frankfurt stock market during the five trading days prior to the resolution of the Board of Management on the issuance of the convertible bonds.

ii) Upon exercise of the conversion right, each convertible bond shall be exchanged into one share of the Company against payment of the exchange price. The exchange price for convertible bonds shall correspond to the average closing price of a share of the Company in the final XETRA-auction in the Frankfurt stock market during the last 5 trading days preceding the resolution of the Board of Management on the issuance of the convertible bonds. The nominal value of the convertible bonds shall be deducted. Sec. 9 para. 1 Stock Corporation Act shall not be affected hereby.

jj) Shares which are issued by virtue of the conversion rights may participate in the profits of the Company at the first time in the business year for which no shareholders' resolution on the distribution of profits has been passed at the time of the issuance. With the approval of the Supervisory Board, the Board of

Management shall be authorized to decide on further details of the conditions of the convertible bonds, the issuance and content of the convertible bonds and the exchange procedure. To the extent members of the Board of Management are concerned, the Supervisory Board shall be authorized to decide on the issuance, content of the convertible bonds and the conversion procedure.

kk) The Company 's share capital shall be conditionally increased by a still existing amount of up to EUR 1,269,441.00 and by the issuance of up to 423,147 young bearer shares without nominal value (Conditional Capital IV). The conditional increase of the share capital shall be resolved in order to grant exchange rights to the beneficiaries as described in this resolution and in accordance with the general conditions of the convertible bonds. The issuance of the shares shall be accomplished at the exchange price as described in para. ii of this resolution. The conditional share capital increase shall be only accomplished to the extent that the owners of the convertible bonds, which have been issued by the Board of Management by virtue of the shareholders' resolution pursuant to this para., make use of their exchange rights to shares of the Company. The young shares shall participate in the profits of the Company for the first time in this business year for which a shareholders' resolution on the distribution of the profits has not yet been passed at the time of their issuance. With the approval of the Supervisory Board, the Board of Management shall be authorized to decide on further details of the conditional share capital increase and its accomplishment.

b) The Board of Management and the Supervisory Board propose to pass the following resolutions:

aa) The authorization to issue convertible bonds pursuant to the preceding para. a shall be amended as follows:

(i) The wording of para. bb shall be: With the approval of the Supervisory Board, the Board of Management shall be allowed to define the time periods of the underwriting to the convertible bonds. Such time periods shall not longer last than two weeks.

(ii) The wording of para. hh shall be: The exercise of the conversion rights is only possible if the stock exchange price on at least one day during the lifetime of the convertible bonds has amounted to more than 110 % of the stock exchange price in the final XETRA-auction in the Frankfurt Stock market on the trading day preceding the grant date, i.e. the issuance of the relevant tranche of the convertible bonds.

(iii) The wording of para. ii shall be: Upon exercise of the conversion right, each convertible bond shall be exchanged into one share of the Company against payment of the exchange price. The exchange price for convertible bonds shall correspond to the market price of a share of the Company in the final XETRA-auction in the Frankfurt Stock Market on the trading day preceding the grant date, i.e. the issuance of the convertible bonds. The nominal value of the convertible bond shall be deducted. Sec. 9 para. 1 Stock Corporation Act shall not be affected hereby.

bb) The Conditional Capital IV and the corresponding authorization to issue convertible bonds shall be increased by an amount of EUR 450,807.00 to EUR 1,720,248.00, respectively by 150,269 to 573,416 convertible bonds without yielding interest and with a nominal of EUR 1.00 each (total nominal value EUR 573,416.00) under the conditions set out in para. a of this topic respectively under the conditions as modified by the preceding para. aa.

cc) The authorization to issue convertible bonds shall be extended until April 30, 2010.

dd) Sec. 5 para. 6 c sen. 1 of the Articles shall be amended as follows:

„The share capital shall be conditionally increased by up to EUR 1,720,248.00 divided into up to 573,416 young bearer shares having no nominal value (Conditional Capital IV)."

In all other respects, sec. 5 para. 6 c of the Articles shall remain unmodified.

8. **Increase and Amendment of the Conditional Capital V in sec. 5 para. 6 d of the Articles; amendment of the Articles**

a) By virtue of a resolution of the Annual Shareholders Meeting from May 11, 2004 in its topic 7 and with the approval of the Supervisory Board, the Board of Management was authorized to conditionally increase the share capital of the Company on one or several occasions by up to EUR 510,789.00 by issuing up to 170,263 bearer shares with no nominal value. The conditional capital increase shall serve the purpose to grant 170,263 option rights with a lifetime of not more than ten years to employees of the Company and of their affiliates within the meaning of sec. 15 AktG. The authorization to issue up to 170,263 option rights shall terminate on April 30, 2009. Each option right shall convey the right to acquire one share without nominal value of the Company by virtue of the exercise of the option right. Furthermore, this resolution provides the following:

aa) The option rights may only be acquired by employees of the MorphoSys group in Germany and abroad (these persons are herein referred to as "Beneficiaries"). The circle of the Beneficiaries and the amount of the option rights to be issued in the individual case shall be determined by the Board of Management. Moreover, the stock option plan shall provide the following: The option rights shall be offered to the Beneficiaries on an annual basis. Each offer shall be submitted with an acceptance period of up to one month and during a current business year (acquisition period). In accordance with the option conditions, the option rights may be transferable or not transferable. In general, the option right may only be exercised as long as the Beneficiary's employment agreement with the MorphoSys-group has not been terminated. In the case of death, of retirement, incapacity to work, of a mutual termination agreement or any other termination, or in the case of the exclusion of a company from the MorphoSys-group, special rules may be provided in the option conditions. The strike price for the acquisition of one young share shall correspond to the average stock price of a MorphoSys-share in the final auction of the relevant market of the Frankfurt Stock Exchange during the last five trading days prior to the resolution on the issuance of the option rights. Sec. 9 para. 1 AktG shall not be modified. In accordance with the option conditions, the option right may be exercised no sooner than two years after the issuance date (waiting period). Moreover, the option right may only be exercised if the

stock price of a MorphoSys share on the stock exchange in Frankfurt has amounted to more than 120 % of the strike price on at least one trading day (performance target).

With the approval of the Supervisory Board, the Board of Management may resolve on further details of the option conditions, of the issuance and contents of the option rights and of the procedure of exercising such rights.

bb) The Company's share capital shall be conditionally increased by up to EUR 510,789.00 and by issuing up to 170,263 young bearer shares with no nominal value and for the purpose to grant option rights to the Beneficiaries in accordance with para. aa and the option conditions. The young shares shall be issued at the strike price and the conditions as to be assessed pursuant to para. a. The conditional capital increase shall be only accomplished to the extent as option rights are issued and the beneficiaries make use of their rights to acquire young shares. The young shares shall participate in the profits of the Company beginning from the year, for which a shareholders' resolution on the distribution of the profits has not yet been passed at the time of their issuance.

b) The Board of Management and the Supervisory Board propose (i) to increase this Conditional Capital V and its respective authorization to issue up to 170,263 option rights to employees of the Company and to its affiliates by EUR 222,051.00 to EUR 732,840.00 respectively by 74,017 to 244,280 option rights under the conditions resolved in topic 7 of the Annual Shareholders Meeting from May 11, 2004, whereas 124,280 option rights may be issued to employees of the Company in Germany and abroad and 1120,000 option rights to directors of the first management level in Germany and abroad, (ii) to fix the strike price for the acquisition of one new share without par value in accordance with the stock exchange price in the final XETRA-auction on the Frankfurt Stock Exchange on the trading day preceding the issuance of the relevant option rights, (iii) to extend the authorization to issue option rights to April 30, 2010, and (iv) to amend sec. 5 para. 6 d sen. 1 and 2 of the Articles as follows:

"The share capital of the Company is conditionally increased by a further amount of EUR 732,840.00, divided into up to 244,280 bearer shares without nominal value (Conditional Capital V). The conditional

share capital increase shall be only accomplished to the extent that owners of option rights, which are granted by the Company until April 30, 2010 by virtue of the Shareholders' authorization, make use of their exchange rights."

In all other respects, sec. 5 para. 6 d of the Articles shall remain unmodified.

9. Amendment of secs. 19 and 17 of the Articles of Association

The Supervisory Board and the Board of Management propose the following amendments of the Company's Articles:

a) The following para. 3 shall be added to sec. 19 of the Articles:

"The Chairman shall be allowed to determine that the shareholders may pursue the shareholders' meetings through modern communication media (such as via internet)."

b) The draft by the Federal Government of the Act on Corporate Integrity and the Modernization of the Rescission Proceedings ("UMAG") provides inter alia an amendment of the requirements of the participation in shareholders' meetings. According to these amendments, the Articles may provide that shareholders have to timely register themselves in order to be allowed to participate in a shareholders' meeting and to exercise their voting rights. Furthermore, the Articles may provide that the holders of bearer shares deliver sufficient proof of their lawful shareholding in order to participate in the shareholders' meeting and to exercise their voting rights. The UMAG shall become legally effective on November 1, 2005. For the purpose to comply with these prospective regulations of UMAG and to have sufficient certainty on the participation requirements for the Company's ordinary shareholders' meeting in the business year 2006, the Supervisory Board and the Board of Management propose to modify sec. 17 of the Articles as follows:

"(1) Only shareholders, who have registered themselves in text form (sec. 126 b German Civil Code) in German or English language until the end of the seventh day before the date of the shareholders'

meeting at the latest, are entitled to participate in the shareholders' meeting and to exercise their voting rights.

(2) Moreover, the shareholders have to produce sufficient evidence of their entitlement to participate in the shareholders' meeting and to exercise their voting rights. This means that a certificate of the shareholding in text form (sec. 126 b German Civil Code) in German or English language has to be delivered by the depositing bank until the end of the seventh day before the date of the shareholders' meeting at the latest."

c) The Board of Management is instructed to file the registration of the amendment of sec. 17 of the Articles pursuant to para. b with the Company's Commercial Register only if the afore mentioned provisions of UMAG regarding the requirements for participation in the shareholders' meeting have become legally effective.

10. Resolution on the extension of the authorization to acquire own shares pursuant to sec. 71 para. 1 no. 8 AktG

Pursuant to sec. 71 para. 1 no. 8 AktG, the Board of Management and the Supervisory Board recommend to pass the following resolution by which the Company's authorization to acquire own shares in accordance with the resolution of the Annual Shareholders Meeting from May 11, 2004, shall be renewed for the time period until October 31, 2006 under the following conditions:

The Company shall be authorized to acquire own shares in an amount of up to 10 % of the existing share capital. This authorization shall terminate on October 31, 2006. The own shares may not be bought for trading purposes and shall be acquired over the stock exchange. In this regard, the acquisition price may not be higher or lower than 10 % of the average stock price during the three preceding trading days in the final XETRA-auction on the Frankfurt Stock Exchange. Together with the own shares which the Company has already acquired and is still in position thereof, the own shares which are acquired by virtue of the authorization pursuant to sec. 71 para. 1 no. 8 AktG may not exceed 10 % of the existing share capital of the Company. The shares which are acquired by virtue of this authorization may also be sold in another way than over the stock exchange if the sale price of the acquired own shares is not substantially below the stock

exchange price of the shares of the Company of the same kind at the time of the sale. In such case, the amount of the shares to be sold together with young shares or option- and/or convertible bonds which are issued by virtue of an authorization to increase the share capital without pre-emptive rights pursuant to sec. 186 para. 3 sen. 4 AktG may not exceed in total a limit of 10 % of the existing share capital. If these conditions are fulfilled, the shareholders' pre-emptive rights resulting from the young shares may be excluded. Furthermore, the acquisition of the own shares may also be used to grant shares to the owners of convertible bonds in accordance with the relevant conversion conditions.

The Board of Management shall be especially authorized to sell the acquired own shares against cash outside the stock exchange and by the exclusion of pre-emptive rights in accordance with the preceding paragraph if this is accomplished for the purpose (i) to acquire other companies or shareholdings in companies or assets or intellectual property rights or (ii) to offer acquisition rights to the Board of Management or employees of the MorphoSys-group. In these cases, the pre-emptive rights resulting from the young shares may also be excluded. To the extent the young shares shall be used for the existing employees' participation scheme of the Company, up to one third of the shares may be allocated to members of the Board of Management and up to two third of the shares to employees. With regard to performance goals, acquisition, exercise and waiting periods, the conditions set out in para. 8 of this Agenda shall apply accordingly. Furthermore, upon the approval of the Supervisory Board, the Board of Management is authorized to redeem the own shares without a special shareholders' resolution.

11. Remuneration of the Supervisory Board

The Board of Management and the Supervisory Board recommend to pass the following resolution:

a) For the business year 2005 the Supervisory Board shall receive the following cash remuneration:

   aa) an annual board membership flat fee in the amount of EUR 22,000.00 for the chairman, of EUR 17,000.00 for the vice chairman and EUR 12,000.00 for the other board members (each plus VAT, if any);

bb) in addition, EUR 3,000.00 (plus VAT if any) to the chairman per board meeting chaired and EUR 1,500.00 (plus VAT, if any) to the other board members per board meeting attended;

cc) in addition, the chairman of an established committee shall receive EUR 3,000.00 and the other committee members EUR 1,500.00 (each plus VAT, if any);

dd) in addition, the members of the audit committee shall receive an amount of EUR 1,000.00 each (plus VAT, if any) per committee meeting attended and the members of the remuneration and nomination committee an amount of EUR 500.00 each (plus VAT, if any) per committee meeting attended.

b) The supervisory board members shall receive the cash remuneration proposed in para. a also in the following business years unless the Shareholders resolve otherwise.

c) In addition to the cash remuneration pursuant to the preceding para. a, the supervisory board members shall receive Incentive Rights as long term performance related compensation within the meaning of the Corporate Governance Codex in accordance with the terms and conditions of the following Incentive Program:

aa) The Incentive Rights will be issued on the first of January following the year of this Shareholders' Meeting ("Issuance Date") to board members serving on the supervisory board on this date. One Incentive Right represents the right to claim the payment by the Company of the Fair Market Value less the Exercise Price after the end of the Holding Period ("Incentive Price"). The Exercise Price shall equal the average closing price of one common MorphoSys-share at the XETRA closing auction of the Frankfurt Stock Exchange during the time period of 30 trading days preceding the Issuance Date. The Fair Market Value shall correspond to the average closing price of one common MorphoSys-share at the XETRA closing auction of the Frankfurt Stock Exchange during a time period of 30 trading days following the end of the Holding Period. The Holding

Period of the Incentive Rights shall last 3 years; it begins on the Issuance Date and shall end on December 31, 2008.

bb) The Incentive Rights shall equally vest on a pro rata basis of one third during the Holding Period. This means that each third of the granted Incentive Rights shall vest at the end of each year in the Holding Period.

cc) The Incentive Price is only due if (i) the respective Incentive Rights are vested (i.e. the supervisory board member is still serving on the board at the end of the relevant vesting period) and (ii) the consolidated revenues of the Company, which are assessed by the confirmed annual statements (statements according to international accounting principles, e.g. US GAAP or IFRS), show a cumulative annual growth rate of at least 20 % p.a. for each relevant vesting period described in para. b) or a corresponding total cumulative average growth rate (CAGR) of revenues at the end of the Holding Period ("Performance Target"). In this context, the following formula shall apply to assess the Performance Target:

$CAGR = (A(N)/A(0))^{1/N}) - 1$
N= number of years
A(0)= Consolidated revenue of grant date's fiscal year
A(N)= Consolidated revenue of vesting period's fiscal year.

The Incentive Price is payable within 30 days after the annual statements (statements according to international accounting principles, e.g. US GAAP or IFRS) of December 31, 2008 have been confirmed by the company's public accounting firm, appointed by the shareholders during the general assembly.

dd) The total Incentive Price which has to be paid by the Company to all supervisory board members may not exceed EUR 80,000.00 ("Cap"). This

means that in the event that the Cap is exceeded, the Incentive Price per Incentive Right has to be reduced pro rata.

ee) The transfer of the Incentive Rights including their assignation, sale, pledge, grant of sub-participations or trusts is not allowed. Any countertrade that is regarded as an economic equivalent of a sale of the Incentive Rights may neither be accomplished. The infringement of the preceding prohibitions shall result in the forfeiture of the Incentive Rights without any compensation.

ff) In the event of a change in control by virtue of an acquisition of at least 50 % of the shareholding of the Company as defined in secs. 29 para. 1 and 30 of the German Securities' Acquisition and Take Over Act ("WpÜG"), and as a result of such change in control the respective supervisory board member resigns from his position on the supervisory board, the holding and vesting periods shall end on the date on which the take over has become legally effective ("Acquisition Date"). In such case the beneficiary shall be entitled to the Incentive Price for the granted Incentive Rights to the extent that the Performance Target as defined in para. cc (ii) has been achieved as to the Acquisition Date. In the aforementioned change of control situation the Fair Market Value shall be determined within the time period of 30 trading days directly preceding the Acquisition Date. The Incentive Price is payable within 30 days after the Acquisition Date.

d) In accordance with the aforementioned Incentive Program the following Incentive Rights are granted to the supervisory board members:

- 2,500 Incentive Rights to the chairman of the supervisory board
- 2,000 Incentive Rights to the vice chairman of the supervisory board

and

- 1,500 Incentive Rights to the remaining board members.

12. Appointment of the auditors for the business year 2005

The Supervisory Board recommends to appoint KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Munich, as auditors for the business year 2005.

Participation in the shareholders' meeting

Pursuant to sec. 17 para. 1 of the Articles, the shareholders, depositing their shares until Wednesday, May 4, 2005, at the latest at one of the subsequently described places during the usual business hours and leaving their shares at these places until the end of the shareholders' meeting, are entitled to participate in the shareholders' meeting and to exercise their voting rights in the shareholders' meeting.

The shares may be deposited with the Company, Lena-Christ-Strasse 48, 82152 Martinsried/Planegg, with a German notary, with a securities clearing and deposit bank or with a German branch of Deutsche Bank AG.

With the approval of the depositing office, the shares may also be deposited with another bank if they are held in a block account until the end of the shareholders' meeting. In case the shares are deposited with a notary or a securities clearing and deposit bank, the certificate of deposition has to be submitted to us until Friday, May 6, 2005, at the latest.

Voting by proxy

The shareholder may exercise his voting right in the shareholders' meeting also by a person whom he authorized in text form (e.g. the depositing bank, an association of shareholders or another person of his trust).

The Company offers to its shareholders to be represented in the shareholders' meeting by proxies nominated by the Company itself. These proxies can be authorized in text form and shall vote in accordance with the delivered instructions. A proxy form will be send to the shareholders upon order of the entrance ticket. To validly authorize the proxy, we kindly ask you to order an entrance ticket and to complete the proxy form enclosed therewith and to return these documents until May 10, 2005 to the post address indicated below.

Corresponding instructions are also available to shareholders on the Company's homepage under: www.morphosys.de –investors relations -general assembly.

During the shareholders' meeting, the proxy may be reached for instructions and modifications thereof until the end of the general debate under the facsimile number 089-899 27-5333.

Questions and counter motions

Questions and counter motions regarding the shareholders' meeting shall be submitted to the following address:

MorphoSys AG
Investor Relations
Lena-Christ-Straße 48
82152 Martinsried/Planegg.

Motions by shareholders together with a statement of the Company (if necessary) will be published by the Company immediately after receipt on its internet page www.morphosys.de –investors relations -general assembly. All motions to the topics of the general assembly which are submitted until April 27, 2005 (0.00 p.m.) will be taken care of.

Place: Martinsried/Planegg

Date: March 2005

MorphoSys AG
Board of Management

Report of the Board of Management of MorphoSys AG to the shareholders with regard to topics 4, 5, 6, 7,8 and 10

1. Report to topic 4 pursuant to secs. 203 para. 2 sen. 2, 186 para. 4 AktG

An adequate amount of share capital and capital surplus is the basis of the Company`s ongoing development in the cost-intensive market of biotechnology. It must be ensured in the future that the Company can take the necessary measures to obtain further capital at any time under the current market situations. In order to comply with the Company's needs for share capital, the existing authorized capital as provided in sec. 5 para. 5 of the Articles shall be increased. Therefore, the Board of Management shall be allowed to flexibly dispose of further shares of the Company in accordance with the provisions legally provided in sec. 202 para. 3 AktG. With regard to the capital increase in cash, the exclusion of the shareholders' pre-emptive rights pursuant to para. aa of topic 4 a is only necessary to avoid fractional shares. In this respect, the exclusion of the pre-emptive rights is proposed for practical purposes. With regard to the capital increase in kind, the exclusion of the pre-emptive rights pursuant to para. bb of topic 4 a is necessary to achieve the aims pursued by this capital measure itself. The Company shall be enabled to continue to expand by the acquisition of companies, shares of companies or assets (e. g. intellectual property rights) which are of special importance, and to strengthen its competitiveness. An essential part of the Company's intellectual property rights are the "HUCAL® bibliotheques", for the establishment and usage of which the Company itself needs certain license rights to be granted by third parties. Thus, the acquisition of license rights, which were of special importance to the Company's business, were successfully acquired in the past by virtue of a capital increase in kind and by the exclusion of the shareholders' pre-emptive rights. In this context, the acquisition of license rights from XOMA Ireland, Ltd. and from Cambridge Antibody Technology, Ltd., UK, proved to be economically advantageous to the Company and contributed to the increase of the stock price of its shares. In this regard, also the shareholders gained a profit which finally compensated the exclusion of their pre-emptive rights. To enable the Company to continue to pursue this business strategy in the future, the proposed increase of the Authorized Capital I is necessary. Only thereby the acquisition of shareholdings and intellectual property rights which are necessary for the improvement of the Company's market position can be achieved in a manner which protects the Company's liquidity resources. It would not be possible for the Company to finance such acquisitions with cash payments only. This also applies when licensors or

sellers insist on the potentially more favorably issuance of shares as consideration which has then to be awarded on their behalf. The possibility to use own shares as acquisition currency allows the Company to take advantage of arising acquisition opportunities in a fast and flexible manner. The exclusion of pre-emptive rights in such cases is necessary since these acquisitions have to be accomplished in a short time period and can generally not be approved by the Annual Shareholders' Meeting which regularly takes place only once a year. The possibility to exclude the pre-emptive rights pursuant to para. cc of topic 4 a shall allow the further issuance of shares of the Company in domestic and foreign stock exchanges as soon as the market conditions will again admit the issuance of young shares. The preservation of the shareholders' pre-emptive rights would lead to considerable technical difficulties when the young shares are issued and would prevent the Company from achieving the best possible issuance price. The exclusion of the pre-emptive rights shall create the basis for a dual listing on a foreign stock exchange (e.g. NASDAQ). For this purpose, it shall ensure a reasonable placing volume and the best possible issuance of the young shares. A broad and international financial basis will protect the Company against market volatility and may neutralize local changes of capital costs. An international structure of investors improves liquidity, reduces the dependence on single investors and makes hostile takeovers more difficult. Furthermore, a second listing improves the potential for acquisitions by virtue of stock swaps. This is especially true for the US-American market which is of outstanding importance to the Company.

2. Report to topic 5 pursuant to sec. 186 para. 4 AktG

The creation or increase of the Authorized Capital II which is proposed in this topic shall enable the Board of Management to exclude the shareholders' pre-emptive rights upon approval with the Supervisory Board pursuant to sec. 186 para. 3 sen. 4 AktG, if the issuance price of the young shares is not substantially lower than the stock price of listed shares of the same kind at the time of the final assessment of the issuance price. This legally provided exclusion of the pre-emptive rights shall enable the Board of Management to use favorable market conditions on a short term basis in order to achieve the highest possible issuance price by a price fixing which reflects the market conditions and which results in the best possible promotion of the Company's equity. The amount of the Authorized Capital II observes the legally provided limits in sec. 186 para. 3 sen. 4 AktG pursuant to which the pre-emptive rights may be excluded if the capital increase in cash does not exceed 10 % of the share capital. In addition, the exclusion of pre-emptive

rights with regard to fractional shares allows to use "round figures" and to facilitate the accomplishment of capital increases. Since the Company may totally or partially use the existing Authorized Capital II as already provided in sec. 5 para. 6 of the Articles before the Annual Shareholders' Meeting and since the Company's existing share capital may be further increased, three alternative proposals are submitted in topic 5, whereas each of these proposals comply with the provisions and limitations provided in sec. 186 para. 3 sen. 4 AktG.

3. Report to topic 6 pursuant to secs. 221 para. 4, 186 para. 3 sen. 4 AktG

The proposed increase of the authorization to issue option- and/or convertible bonds and of the Conditional Capital III shall enable the Company to issue bonds at the best possible market conditions and shall guarantee an adequate equity funding which is the essential basis for the Company's growth. If necessary, the bonds may also be issued by directly or indirectly owned affiliates and may also be issued in a legal currency of an OECD-state other than in Euro. In general, the shareholders' pre-emptive rights are observed. However, they may be excluded with the consent of the Supervisory Board, if the capital increase does not exceed 10 % of the share capital. Such possibility allows the Company to take advantage of the current market conditions in a flexible manner on a short-term basis. Pursuant to sec. 221 para. 4 sen. 2 AktG, the provision contained in sec. 186 para. 3 sen. 4 AktG shall be applied accordingly to the exclusion of the pre-emptive rights. Sec. 186 para. 3 sen. 4 provides that an issuance price has to be fixed which is not substantially below the stock price. Therefore, the authorization provides that the issuance price of the options- and/or convertible bonds may not be substantially below the theoretical market value which shall be determined in accordance with generally acknowledged financial mathematical methods. In order to comply with this requirement in context with the issuance of option- and/or convertible bonds, the Board of Management shall ask for an expert opinion of an independent and recognized investment bank when the pre-emptive rights are excluded pursuant to sec. 186 para. 3 sen. 4 AktG. For this reason, the shareholders' interests to protect their shareholding against dilution are observed, since - in context with the price assessment - the Board of Management will render its best efforts to keep the discount from the market price as low as possible under the relevant situation in the capital market. Consequently, the market value of the pre-emptive rights will closely come to zero and the shareholders will not suffer a substantial economic loss by the exclusion of their pre-emptive rights. On the other hand, in order to meet the Company's financial needs, it shall also be allowed to exclude the pre-emptive

rights pursuant to secs. 186 para. 3 sen. 4, 221 para. 4 AktG in addition to any other existing authorizations to exclude the pre-emptive rights pursuant to sec. 186 para. 3 sen. 4 AktG. Since the Company is pursuing its business activities in the cost intensive field of medical development, it must have the necessary financial capacity to issue conversion- or option rights and young shares – each within the limits defined in sec. 186 para. 3 sen. 4 AktG and without pre-emptive rights- in accordance with the current market conditions in the best possible way. Only the best possible mixture of conversion rights and young shares allows the Company to secure its financial needs. If the Company may not issue conversion rights without pre-emptive rights after the issuance of young shares without pre-emptive rights, further capital raising would be substantially more difficult because other capital from outside sources can then only be obtained under worse conditions. In addition, the exclusion of the pre-emptive rights of owners of option- or convertible bonds has the advantage that according to the prospective options- or conversion conditions the option- or conversion price for owners of already existing option- or conversion rights has not to be adjusted when the aforementioned authorization is used. Furthermore, the provided exclusion of the pre-emptive rights allows avoiding fractional shares, to use the authorization by full amounts and to facilitate the accomplishment of the capital measures. The proposed amount of the conditional share capital is necessary to fulfill the option- and conversion rights or conversion obligations to MorphoSys-shares which are connected to the option- and convertible bonds. In this regard and as usually provided, the option- or conversion price of a share may not be lower than 80 % of the average share price of a MorphoSys-share in the final XETRA-auction on 10 trading days prior to the resolution on the issuance. As alternative, the possibility exists to determine the option- or conversion price of a share in accordance with the stock price of a MorphoSys-share in the final XETRA-auction on the third trading day prior to the termination of the trading of the pre-emptive rights. Moreover, it may be provided in the conversion conditions that the exchange ratio and/or the exchange price may be variable and that the exchange price is fixed within a range which depends on the development of the stock price. By virtue of these provisions and – as provided by the resolution - the possibility to issue shares of the Company in place of cash at the due date of the convertible bonds, an adequate and reasonable issuance may be accomplished.

4. Report to topic 7 pursuant to secs. 221 para. 4, 186 para. 4 AktG

The proposed increase of the Conditional Capital IV shall serve the following purpose:

By virtue of the convertible bonds, members of the Board of Management and employees of the Company and of affiliates shall have the possibility to acquire shares of the Company. The grant of shares by virtue of option rights or convertible bonds are internationally standard components of a success-orientated remuneration. This especially applies to employees in the USA and in a number of other countries. Therefore, an employees' stock option program is a necessary requirement to recruit sufficiently qualified personnel and managers and to commit these persons to the Company in the long run. In this context, the Board of Management makes use of the convertible bonds for the following reasons: In order to achieve its business targets, the Company has to hire qualified personnel. In this regard, the Company has to compete worldwide with those countries in which stock option programs can be more easily implemented than in Germany. The legally provided limit for the issuance of naked warrants within the meaning of sec. 193 para. 2 no. 4 Stock Corporation Act (10 % of the registered share capital of the Company at maximum) is not sufficient to be successful in this competition. The allocation of the convertible bonds to the beneficiaries and the exercise of the exchange rights is subject to certain conditions which depend on the individual performance of the individual employee and on the increase of the market value of the Company. Opposite to sec. 193 para. 2 no. 4 Stock Corporation Act, even an only symbolic issuance price of the convertible bonds will prevent mere take-along effects, since the beneficiary has to make a financial contribution for the acquisition of the option rights. Consequently, the Board of Management expects a stronger commitment of the beneficiary to the Company than in comparison with the issuance of naked warrants within the meaning of sec. 193 para. 2 no. 4 Stock Corporation Act. In order to implement the aforementioned aims, the exclusion of the shareholders' pre-emptive rights to the convertible bonds is necessary and justified.

5. Report to topic 8

The proposed increase of the Conditional Capital V shall serve the following purpose:

It corresponds to international and national practice to grant to employees option rights for the acquisition of shares of their company and to create a special incentive and

commitment of these persons. By the exercise of these option rights, they shall be allowed to profit from the success of their employment, which is also in the interest of the Company and its shareholders. It is the Company's intent to continue this practice and to ensure its attraction to existing and future employees. The option rights shall be the instrument for this participation scheme and shall be offered to the beneficiaries. To secure the rights which are connected to these option rights, it is proposed to increase the Conditional Capital V. Consequently, together with the already existing conditional capitals in sec. 5, an amount of 10 % of the share capital existing at the time of the resolution can be used for the issuance of naked warrants to employees. This corresponds to the legal provisions set out in sec. 192 para. 3 sen. 1 AktG. By virtue of the performance targets as provided in the authorization, the benefits for the beneficiaries resulting from the option rights are connected to the continuing success of the MorphoSys-group. The right to acquire young shares can only be exercised after a waiting period of two years beginning after the issuance of the option rights and only then if the performance goals which are defined in the proposed resolution are achieved.

6. Report to topic 10 pursuant to secs. 71 para. 1 no. 8, 186 para. 4 AktG

In accordance with sec. 71 para. 1 no. 8 AktG, the proposed renewal of the authorization allows the Company to acquire own shares up to an amount of 10 % of the share capital of the Company at a price which may not be higher or lower than 10 % of the average market price during the three trading days prior to the acquisition of own shares. Together with other treasury stock which the Company has already acquired and is still in possession thereof, the own shares, which are acquired by virtue of this authorization, may not exceed 10 % of the Company's share capital. It is not allowed to acquire the own shares for trading purposes. The acquired own shares may be resold over the stock exchange or may be redeemed, which then produces the consequence that the share capital of the Company will be reduced hereby. Moreover, the proposed authorization provides that the acquired shares may be resold against cash in a different way than through the stock exchange if in accordance with the sec. 186 para. 3 sen. 4 AktG the sale price is not substantially lower than the stock exchange price of the Company's shares at the time of the sale. This authorization enables the Board of Management to flexibly use the Company's equity by observing the shareholders' interests under the current market conditions. In this case it corresponds to the relevant legal provisions that the total amount of the shares may not exceed 10 % of the Company's share capital. In this context, also existing authorizations to issue shares from authorized capital without pre-

emptive rights pursuant to sec. 186 para. 3 sen. 4 AktG shall be taken into consideration. Furthermore, the proposed authorization allows the Company to acquire own shares for the purpose to use them as counter-value for the acquisition of companies, parts of companies or of shareholdings in companies. The extension of the Company's business by acquisitions or mergers regularly demands quick decisions. It is in the interest of the Company and its shareholders that on the basis of the proposed authorization the Board of Management can flexibly react with regard to advantageous offers and opportunities in the national and international markets and can use the opportunities to expand the Company's business by the acquisition of companies or shareholdings by virtue of the issuance of young shares. Finally, the proposed authorization enables the Company to complete its employees' participation scheme by the issuance of option rights to treasury stock. In accordance with applicable law, these rights to treasury stock are subject to the same conditions which are provided for the issuance of naked warrants pursuant to sec. 193 para. 2 no. 3 AktG. In this regard, reference is made to the management report to topic 8 of this Annual Shareholders Meeting.

Place: Martinsried/Planegg

Date: March 2005

MorphoSys AG
Board of Management

Financial Report for the Quarterly Period Ended March 31, 2005



morphosys

Engineering the Medicines of Tomorrow

Contents

MorphoSys Group: Three Months' Financial Report 2005

Dear Shareholders,

We are pleased to inform you that MorphoSys continued its positive company performance in the first quarter of 2005.

In January, we announced the acquisition of the U.K.- and U.S.-based Biogenesis Group. With more than 20 years of experience in antibody development and manufacturing, the two Biogenesis companies provide MorphoSys with new opportunities to further develop products, services and markets which are synergistic to MorphoSys's present business activities in this area. Combined with the Antibodies by Design unit, we believe the acquisition will firmly establish MorphoSys as one of the top five European suppliers of research antibodies going forward.

On the therapeutic side of the business, an important milestone in the Company's development was achieved. More specifically, the first antibody from MorphoSys's HuCAL® antibody library began clinical development in humans. In January 2005, a Swiss cancer patient was treated with the antibody 1D09C3, generated within the scope of MorphoSys' collaboration with GPC-Biotech AG. We hope this positive development will be mirrored by further progress in MorphoSys's drug pipeline with other Company partners in the pharmaceutical and biotech sector.

Continuing on the therapeutic antibody partnered activities, positive progress was also made within the scope of existing partnerships. For example, the existing license agreement with Bristol-Myers Squibb was updated and extended in January 2005, in order that HuCAL GOLD® technology plays a more prominent role in Bristol-Myers Squibb's research and development efforts. Additionally, in March 2005, Boehringer Ingelheim expanded its existing therapeutic antibody collaboration with MorphoSys by increasing the number of existing therapeutic programs jointly worked on, in addition to securing access to MorphoSys's HuCAL GOLD® library for research purposes.

Finally, the first quarter proved successful from a finance perspective. Through a private placement, MorphoSys placed 490,133 shares with institutional investors predominately in Europe, raising gross proceeds of approximately € 17.4 million. Proceeds from the issue are expected to be used for future business expansion opportunities, particularly on the research antibody side of the Company's activities.

Thank you for your continuing interest and for your confidence in our Company.

Dave Lemus
Chief Financial Officer
MorphoSys AG

Group Management Report Q1 2005

Industry Overview

On a global level, stock markets have lost momentum in recent weeks leading to a worldwide crisis of confidence with investors. Both geopolitical and economic issues such as interest rates, oil price development, and unemployment figures have become heavy burdens for the capital markets.

Furthermore, the biotechnology and pharmaceutical sector suffered from endogenous issues. The suspension of Tysabri by Biogen Idec and Elan contributed to a 3% average drop in companies focusing on the development of antibodies during the first quarter. Moreover, using MorphoSys directly comparable antibody peer group as a benchmark, the average drop exceeded 30%. As such, MorphoSys was unable to escape the general bearish pull of the market, and decreased by 13% during the first three months of 2005. Biotech general indices showed a more mixed picture, with the German Prime Pharma and Healthcare index increasing by 2% and the NASDAQ Biotechnology index decreasing by 14%.

During the first quarter, the financing window in the biotech sector remained open. Global biotechnology companies raised USD 5 billion in the first quarter, of which USD 1.2 billion in secondary offerings, while the IPO group raised USD 585 million. Two IPOs occurred in Europe in addition to several IPOs at the AIM in London/U.K.

Financial Analysis

Revenues
Compared to the same period in the previous year, revenues increased by 72% to € 7.4 million in the first three months of 2005 (March 31, 2004: € 4.3 million). Reasons for the increase included revenues arising from new deals signed in Q2 2004, a clinical milestone achieved in Q1 2005, and inclusion of the Biogenesis Group revenues in consolidated turnover. Revenues arising from the therapeutic antibody segment accounted for 89% of total revenues while the research antibody segment, comprising MorphoSys' Antibodies by Design unit and the newly acquired Biogenesis Group companies in the U.S.A. and the U.K., generated 11% of the total. The Antibody by Design unit contributed 39% of the total research antibody segment revenues, whilst 61%, or € 0.5 million, of segment revenues stemmed from the Biogenesis Group companies. Geographically, 40% of MorphoSys' commercial revenues in the amount of € 2.9 million were generated with biotechnology and pharmaceutical companies located in the United States and Canada and 60% in Europe. This compares to 70% and 30%, respectively, in the same period of the prior year.

Cost of Goods Sold
Cost of goods sold (COGS) is composed of the research antibodies segment's cost of goods sold during the first quarter, for both the Antibodies by Design unit, as well as for the Biogenesis Group companies. *COGS rose significantly to € 0.5 million in Q1 2005, compared to € 0.2 million in the same period in the prior year. Reason for the increase was inclusion of the Biogenesis Group companies COGS into Group accounts in the current year, Which amounted to € 0.2 million.*

Operating Expenses

For the first three months of 2005, total operating expenses including stock-based compensation expense increased by 54% to € 6.3 million (March 31, 2004: € 4.1 million), while operating profit increased by € 0.6 million to an operating profit of € 0.6 million (March 31, 2004: operating profit of € 0.0 million). The increase in operating expenses of € 2.2 million was mainly due to higher personal-related and material costs in conjunction with new collaborations as well as increased intangibles expenses in connection with a milestone payment accrued in the first three months of 2005. The acquisition of the Biogenesis Group companies had the effect of increasing operating expenses by € 0.4 million.

Research and Development Expenses

Costs for research and development increased by € 1.2 million to € 3.6 million (March 31, 2004: € 2.4 million). This increase resulted mainly from higher personal-related costs and higher material expenses as a result of new cooperations signed during 2004, as well as increased license fees due to a milestone payment achieved in 2005.

Sales, General and Administrative Expenses

Sales, general and administrative expenses amounted to € 2.4 million compared to € 1.4 million in the same period of the previous year. This resulted mainly from higher personnel costs partly stemming from the contribution of the Biogenesis Group, as well as increased advisory fees.

Stock-Based Compensation

Stock-based compensation in the amount of € 0.3 million for the first three months of 2005 was recorded as a non-cash charge (March 31, 2004: € 0.3 million) and remained unchanged, resulting from application of IFRS 2 "Share-based Payments" under IFRS accounting.

Cost by Expenditure Type

For the first three months of 2005, personnel costs (excluding expenses arising from stock-based compensation) amounted to € 2.5 million (March 31, 2004: € 1.3 million) or 40% of total operating expenses, thus representing the largest cost block within operating expenses in the first three months of 2005.

Intangible costs, which include patent litigation costs and amortization of licenses and patents, amounted to € 1.4 million (March 31, 2004: € 0.8 million), or 22% of the total in the first three months of 2005. External consultancy costs amounted to € 0.8 million (March 31, 2004: € 0.6 million), or 13% of total operating expenses.

Non-Operating Items

Non-operating expenses amounted to € 0.2 million compared to € 0.1 million on March 31, 2004, mainly caused by higher foreign exchange losses.

Net Profit / Loss

Continuing the positive trend established in 2004, the Company presented an operating profit of € 0.6 million, contrasted to the prior year of € 0.0 million. A net income of € 0.5 million resulted for the first quarter in 2005 compared to a net loss of € 0.1 million in Q1 2004. Inclusion of the Biogenesis Group net loss impacted the net income by contributing a € 0.1 million loss for the first quarter. The resulting profit per share for the entire MorphoSys Group for the three months ended March 31, 2005 amounted to € 0.08 (March 31, 2004: net loss per share of € 0.01)

Liquidity / Cash Flows

On March 31, 2005, the Company held € 51.1 million in cash, cash equivalents and available-for-sale financial assets compared to a € 37.2 million balance at December 31, 2004. The increased cash position resulted mainly from a capital increase executed in March 2005 as well as exercises of options and convertible bonds granted to management and employees.

In the first three months of 2005, the Company's current assets increased by € 13.9 million to € 54.3 million compared to € 40.4 million at December 31, 2004 accordingly.

Assets

Total assets increased by € 21.4 million to € 77.2 million in the first three months of 2005, compared to € 55.8 million at December 31, 2004, mainly as a result of the increased cash position and acquisition of the Biogenesis Group's assets, including acquired goodwill. A full purchase price allocation to assets acquired is planned before year-end 2005.

Liabilities

In the first three months of 2005, current liabilities increased from € 10.1 million to € 12.1 million compared to the prior year. The increase arose primarily from increased accounts payable and deferred payables amounts. Accounts payables increased in part due to licensing payments due, and acquired accounts payable relating to Biogenesis. Deferred revenues increased due to contracts signed in the second half of 2004.

During the first three months of 2005, total non-current liabilities increased by € 1.6 million to € 7.9 million, mainly due to an increase in deferred revenues and acquired long-term bank loans, in conjunction with the acquisition of the Biogenesis Group companies.

Equity

At March 31, 2005, the total number of shares issued was 5,959,185, of which 5,929,123 were outstanding, compared to 5,438,852 and 5,408,790 at December 31, 2004, respectively.

The increase arose from the issuance of 490,133 shares in connection with a capital increase in March 2005. An additional increase of 30,200 shares resulted from the conversion of bonds issued to employees.

Capital Expenditure

MorphoSys's investment in plant, property and equipment amounted to € 0.1 million for the three-month period ended March 31, 2005, compared to € 0.5 million for the same period of the prior year. Substantially, all investments were accomplished in Germany. Depreciation for the first three months of 2005 accounted for € 0.2 million and remained unchanged to Q1 2004.

Human Resources

Number and Qualification of Employees

On March 31, 2005 the MorphoSys Group employed 167 people (December 31, 2004: 132). On average, the MorphoSys Group employed 166 people for the first three months of 2005 (Q1 2004: 117).

Of the 167 employees, 128 worked in research and development and 39 in sales, general and administration. On March 31, 2005, 45 of MorphoSys' employees had a Ph.D. degree (December 31, 2004: 45).

Of total employees, 30 worked in the Biogenesis Group, of whom 17 were engaged in research and development, and 13 in sales, general and administration.

On March 31, 2005, MorphoSys employed 2 trainees as "technical information processors in the area of information technology" (December 31, 2004: 2).

Subsidiaries/Segments/Organizational Structure

MorphoSys's global headquarters is located in Martinsried, Munich, Germany. The Company's R&D center and all administrative departments are presently located at its headquarters. The Company possesses four wholly owned subsidiaries, MorphoSys U.S.A., Inc., MorphoSys IP GmbH, and the Biogenesis Group of companies, which were acquired in January 2005:

Biogenesis U.K. Ltd. and Biogenesis U.S.A., Inc.
On January 20, 2005, MorphoSys acquired two privately held companies, Biogenesis Ltd. (Poole, U.K.) and its sister company Biogenesis, Inc. (Brentwood, New Hampshire, U.S.A.). The final agreements specified the purchase of 100% ownership of Biogenesis Ltd. and Biogenesis, Inc. by MorphoSys for GBP 5.25 million in cash, less net debt of approximately GBP 700,000. The two Biogenesis companies became wholly-owned subsidiaries of MorphoSys AG.

Research & Development / Partnered Research

MorphoSys uses its antibody technology both for the development of antibody therapeutics as well as the generation of reagents for research purposes and diagnostics agents. MorphoSys is currently active in two business segments:

1. Therapeutic Antibodies
MorphoSys has established a broad product pipeline of therapeutic antibody programs within the scope of commercial agreements with partners, in addition to own proprietary programs. During the first quarter of 2005, MorphoSys made progress in the following areas:

Proprietary Product Development
MorphoSys is currently developing four proprietary therapeutic antibodies MOR101, MOR102, MOR103, and MOR202 as candidates for out-licensing to potential partners prior to their entry into clinical development.

MOR102
MorphoSys performed a comparison study with MOR102 and two already approved psoriasis drugs, namely Amevive® and Raptiva®. The study was completed at the end of Q1 2005, however, the study results are currently under evaluation and review.

Partnered Product Development

During the first quarter of 2005, the Company made significant progress or expanded the following collaborations:

Boehringer Ingelheim

In March 2005, MorphoSys announced the expansion of the existing cooperation with Boehringer Ingelheim involving both research and therapeutic applications. Under the new contract, Boehringer Ingelheim has acquired an option to receive several exclusive licenses on new therapeutic antibody programs. The two companies presently have two therapeutic antibody programs in joint collaboration. Additionally, Boehringer Ingelheim will obtain access to MorphoSys's HuCAL GOLD® library for research purposes at a number of the firm's research facilities.

Since February 2003, Boehringer Ingelheim and MorphoSys have been working jointly on the development of therapeutic antibodies using MorphoSys's HuCAL GOLD® technology.

Bristol-Myers Squibb

In January 2005, MorphoSys announced a further expansion of its existing license agreement with Bristol-Myers Squibb. Under the amended agreement, MorphoSys granted Bristol-Myers Squibb access to its HuCAL GOLD® library for use in Bristol-Myers Squibb's pharmaceutical discovery programs for target characterization and validation, as well as for therapeutic and diagnostic antibody product development.

Prior to the most recent expansion of the existing license agreement, Bristol-Myers Squibb had a non-exclusive license to use prior versions of MorphoSys' HuCAL® library and the AutoCAL™ system, which is MorphoSys' established system for fully automated high-throughput antibody generation, installed at one of Bristol-Myers Squibb's facilities in the U.S. Bristol-Myers Squibb currently applies MorphoSys' proprietary antibody technology in its pharmaceutical discovery programs for target characterization and validation. In addition, Bristol-Myers Squibb received an option to further develop promising antibody candidates arising from these programs as therapeutics and diagnostics.

GPC Biotech AG

MorphoSys announced that GPC Biotech AG has commenced a Phase 1 clinical trial with a fully human cancer antibody generated using MorphoSys's HuCAL® technology at the end of January 2005. The testing in human patients with the HuCAL®-generated antibody represents a significant milestone for MorphoSys, in that it is the first MorphoSys-generated antibody to be administered to humans. The commencement of clinical trials triggered a clinical milestone payment from GPC Biotech to MorphoSys.

In December 2004, GPC Biotech received clearance from Swiss authorities to initiate human clinical testing with the HuCAL®-derived anticancer monoclonal antibody 1D09C3. In total, the clinical trials will involve three different sites in Europe and first commence at the Oncology Institute of Southern Switzerland (IOSI), a world-renowned oncology center that has been involved in numerous previous Phase 1 studies.

2. Research Antibodies

The Research Antibodies unit focuses on the generation of HuCAL® antibodies for non-therapeutic applications. The range of products and services offered target industrial and academic institutions requiring custom-generated antibodies for use in research and diagnostic applications.

Acquisition of the Biogenesis Group

In January 2005, MorphoSys announced the acquisition of two privately held companies, Biogenesis Ltd. (Poole, U.K.) and its sister company Biogenesis Inc. (Brentwood, New Hampshire, U.S.A.). With more than 20 years of experience in antibody development and manufacturing, and a comprehensive antibody catalogue, the combined Biogenesis Group represents one of the larger European suppliers of antibodies to the life sciences research community. The final agreements, signed on January 20, 2005, specify the purchase of 100% ownership of Biogenesis Ltd. and Biogenesis, Inc. by MorphoSys for GBP 5.25 million in cash, less net debt of approximately GBP 700,000. The two Biogenesis companies became wholly owned subsidiaries of MorphoSys AG.

The acquisition of Biogenesis was an important strategic step for MorphoSys, one of the leading sources of next generation antibody therapeutics, in establishing its innovative HuCAL® technology in new antibody market segments. It follows the establishment of the Antibodies by Design unit in late 2003 to serve the research and diagnostics markets with custom monoclonal antibodies. The Biogenesis Group has a strong catalog and industrial antibody production business, providing clients in the research and diagnostics field with many different antibody services.

Intellectual Property

In June 2001, a lawsuit was filed against the Company by Applied Molecular Evolution, Inc., ("AME") San Diego, California, U.S.A., at the United States District Court of Massachusetts in Boston, U.S.A., alleging that the Company infringes the Kauffman-Ballivet patent family. These patents cover the stochastic production of proteins and were granted in the late 1990s. In January 2003, MorphoSys confirmed that it had received a positive "Report and Recommendation" from the Magistrate Judge to the District Judge for the District Court in Boston, Massachusetts, U.S.A., in the legal action filed by Applied Molecular Evolution. The Magistrate Judge recommended that MorphoSys's motion for summary judgment of non-infringement be allowed and that AME's motion for partial summary judgment of infringement be denied. In September 2004, the District Judge issued a "Memorandum and Order" wherein he declined to adopt the recommendation and denied the summary judgment motions. Instead, he ordered a Markman hearing for claim construction, which was held on April 1, 2005. Thereafter, based on the facts at issue, it will be determined whether the case can be decided by way of summary judgment or has to go to trial.

Outlook

As communicated during the year-end press conference in February 2005, the Company expects to achieve double-digit growth in sales compared to the previous year. Not only the therapeutic antibody segment, but also the research antibody segment should contribute to this increase. Expenses are anticipated to increase in line with revenues. On the basis of these estimates, MorphoSys expects to achieve a net profit by the end of the year. No changes to MorphoSys's financial guidance for 2005, provided at the beginning of the year, were made on the occasion of the Company's Q1 press release.

Consolidated Statement of Operations (IFRS) – unaudited

	NOTE	03/31/2005 EURO	03/31/2004 EURO
Revenues		**7,432,738**	**4,328,604**
Cost of Goods Sold	2	505,228	184,068
Gross Profit		**6,927,510**	**4,144,536**
Operating Expenses			
Research and Development		3,595,179	2,418,301
Sales, General and Administrative		2,410,179	1,391,503
Stock-Based Compensation		291,386	335,693
Total Operating Expenses		**6,296,744**	**4,145,497**
Profit / (Loss) from Operations		**630,766**	**(961)**
Interest Income		21,529	103,810
Interest Expense		70,042	81,000
Other Income / (Expense), Net		(104,538)	(77,152)
Profit / (Loss) before Taxes		**477,715**	**(55,303)**
Income Tax (Expense) / Income		(19,785)	28
Net Profit / (Loss)		**457,930**	**(55,275)**
Earnings / (Loss) per Share:			
Basic Net Profit / (Loss) per Share		0.08	(0.01)
Diluted Net Profit / (Loss) per Share		0.08	(0.01)
Shares Used in Computing Basic Net Profit / (Loss) per Share		5,502,304	4,841,570
Shares Used in Computing Diluted Net Profit / (Loss) per Share		5,555,060	4,841,570

See accompanying notes

Consolidated Balance Sheets (IFRS)

	NOTE	03/31/2005 EURO (unaudited)	12/31/2004 EURO
Assets			
Current Assets			
Cash and Cash Equivalents		3,276,938	12,531,198
Available-for-Sale Financial Assets		47,810,424	24,698,532
Accounts Receivable		2,197,393	2,304,778
Other Receivable		44,551	392,035
Prepaid Expenses and Other Current Assets		979,155	430,608
Total Current Assets		**54,308,461**	**40,357,151**
Non-Current Assets			
Property, Plant and Equipment, Net		4,963,863	2,330,995
Patents, Net		2,680,250	2,790,091
License Fees, Net		9,367,621	9,671,131
Software, Net		216,755	288,115
Goodwill	4	5,174,977	–
Other Assets		532,691	358,210
Total Non-Current Assets		**22,936,157**	**15,438,542**
Total Assets		**77,244,618**	**55,795,693**
Liabilities and Stockholders' Equity			
Current Liabilities			
Accounts Payable		4,828,098	3,838,144
Current Portion of License Payable		1,229,779	910,243
Provisions		600,607	600,607
Current Portion of Deferred Revenue		5,477,064	4,757,249
Total Current Liabilities		**12,135,548**	**10,106,243**
Non-Current Liabilities			
License Payable, Net of Current Portion		909,080	880,015
Deferred Revenue, Net of Current Portion		5,842,898	5,100,646
Convertible Bonds Due to Related Parties		84,992	109,692
Deferred Tax Liability		254,939	220,611
Bank Loans, long-term		778,804	–
Total Non-Current Liabilities		**7,870,713**	**6,310,964**
Stockholders' Equity			
Common Stock, EUR 3.00 Par Value; Ordinary Shares Authorized (9,567,400 and 9,597,400) Ordinary Shares Issued (5,959,185 and 5,438,852) Ordinary Shares Outstanding (5,929,123 and 5,408,790) *for 2005 and 2004, respectively* Treasury Stock (30,062 and 30,062 shares for 2005 and 2004, respectively), at Cost	3	17,866,522	16,305,523
Additional Paid-in Capital	3	94,542,566	78,646,377
Accumulated Other Comprehensive Income		397,535	452,782
Accumulated Deficit		(55,568,266)	(56,026,196)
Total Stockholders' Equity		**57,238,357**	**39,378,486**
Total Liabilities and Stockholders' Equity		**77,244,618**	**55,795,693**

See accompanying notes.

Consolidated Statement of Changes in Stockholders' Equity (IFRS) – unaudited

	Common Stock		
	Shares	EURO	
Balance at January 1, 2004	4,901,332	14,703,996	
Compensation Related to the Grant of Stock Options and Convertible Bonds	–	–	
Other Comprehensive Income: Change in Unrealized Gain on Available-for-Sale Securities, Net of Deferred Tax Asset	–	–	
Foreign Currency Gain from Consolidation	–	–	
Net Loss for the Period	–	–	
Comprehensive Income	–	–	
Balance at March 31, 2004	4,901,332	14,703,996	
Balance at January 1, 2005	5,438,852	16,316,556	
Compensation Related to the Grant of Stock Options and Convertible Bonds	–	–	
Exercise of Options and Convertible Bonds Issued to Related Parties	30,200	90,600	
Capital Increase, Net of Issuance Cost of EUR 671,633	490,133	1,470,399	
Other Comprehensive Income: Change in Unrealized Gain on Available-for-Sale Securities, Net of Deferred Tax Asset	–	–	
Foreign Currency Loss from Consolidation	–	–	
Net Profit for the Period	–	–	
Comprehensive Income	–	–	
Balance at March 31, 2005	5,959,185	17,877,555	

See accompanying notes.

	Treasury Stock Shares	Treasury Stock EURO	Additonal Paid-in Capital EURO	Translation Reserve EURO	Revaluation Reserve EURO	Accumulated Deficit EURO	Total Stockholders' Equity EURO
	59,762	(21,934)	68,632,990	244,930	50,826	(56,308,308)	27,302,500
	–	–	335,693	–	–	–	335,693
	–	–		107,085	–	–	107,085
	–	–	–	–	630	–	630
	–	–	–	–	–	(55,275)	(55,275)
	–	–	–	–	–	–	52,440
	59,762	(21,934)	68,968,683	352,015	51,456	(56,363,583)	27,690,633
	30,062	(11,033)	78,646,377	403,229	49,553	(56,026,196)	39,378,486
	–	–	291,386	–	–	–	291,386
	–	–	347,114	–	–	–	437,714
	–	–	15,257,689	–	–	–	16,728,088
	–	–	–	(41,004)	–	–	(41,004)
	–	–	–	–	(14,243)	–	(14,243)
	–	–	–	–		457,930	457,930
	–	–	–	–	–	–	402,683
	30,062	(11,033)	94,542,566	362,225	35,310	(55,568,266)	57,238,357

Consolidated Statement of Cash Flows (IFRS) – unaudited

For the Period ended March 31,	Note	2005 EURO	2004 EURO
Operating Activities			
Net Profit / (Loss)		457,930	(55,275)
Adjustments to Reconcile Net Profit / (Loss) to Net Cash Used for Operating Activities:			
Depreciation		209,212	218,594
Amortization of Intangible Assets		491,563	430,323
Net Gain on Sales of Financial Assets		(175,091)	(35,419)
Unrealized Net Loss on Derivative Financial Instruments		62,297	72,700
Loss on Sale of Property and Equipment		8,778	–
Recognition of Deferred Revenue		(1,973,625)	(2,162,740)
Stock-Based Compensation		291,386	335,693
Changes in Operating Assets and Liabilities:			
Accounts Receivable		510,811	831,727
Prepaid Expenses and Other Assets		(823,897)	(195,391)
Accounts Payable and Provisions		298,289	(731,544)
Licenses Payable		348,602	94,023
Deferred Revenue		3,435,692	1,657,616
Cash Generated from Operations		**3,141,947**	**460,307**
Interest Paid		–	–
Net Cash Provided by Operating Activities		**3,141,947**	**460,307**

For the Period ended March 31,	Note	2005 EURO	2004 EURO
Investing Activities:			
Purchases of Financial Assets		(29,732,302)	(13,236,692)
Proceeds from Sales of Financial Assets		6,999,997	6,605,161
Purchases of Property, Plant and Equipment		(137,467)	(453,778)
Proceeds from Disposals of Property, Plant and Equipment		63,534	3,986
Additions to Intangibles		(6,854)	(14,794)
Acquisition of Biogenesis, Net of Cash Acquired	4	(6,995,161)	–
Net Cash Used in Investing Activities		**(29,808,253)**	**(7,096,117)**
Financing Activities:			
Proceeds from the Issuance of Equity		17,399,721	–
Proceeds from the Issuance of Convertible Bonds		–	(5,400)
Proceeds from the Exercise of Options and Convertible Bonds Granted to Related Parties		437,714	–
Net of Proceeds and Payments from the Issuance of Convertible Bonds Granted to Related Parties		(24,700)	–
Purchases of Derivative Financial Instruments		(75,000)	(138,000)
Proceeds from the Disposal of Derivatives		360,187	479,929
Cost of Share Issuance		(671,633)	–
Net Cash Provided by Financing Activities		**17,426,289**	**336,529**
Effect of Exchange Rate Differences on Cash		(14,243)	630
Decrease in Cash and Cash Equivalents		(9,254,260)	(6,298,651)
Cash and Cash Equivalents at the Beginning of the Period		**12,531,198**	**6,652,456**
Cash and Cash Equivalents at the End of the Period		**3,276,938**	**353,805**

See accompanying notes.

Notes to the Consolidated Financial Statements – unaudited

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), IAS 34 "Interim Financial Reporting" adopted by the International Accounting Standards Board, (IASB), London in consideration of the interpretations of the Standing Interpretations Committee (SIC) and the International Financial Reporting Interpretations Committee (IFRIC).

The consolidated financial statements for the period ended March 31, 2005, include MorphoSys AG, MorphoSys IP GmbH, MorphoSys U.S.A., Inc, Biogenesis, Inc., and Biogenesis Ltd. (together referred to as the "Group").

1 Changes in Accounting Policies

The accounting policies applied for the financial statements as of December 31, 2004 have been used throughout the first three months 2005, except following changes:

Basis of Consolidation

The equity of the subsidiaries is consolidated according to IFRS 3 "Business Combinations". All business combinations are accounted for using the purchase method, whereby identifiable assets and liabilities acquired are measured initially at their fair value. Any excess of the purchase price over the amounts allocated is recognized as goodwill. The goodwill is subject to a regular review for possible impairment.

The Company determined the accounting for business combinations in the first quarter 2005 only provisionally. The Company is currently performing a purchase price allocation. The outcome may result in an adjustment of the goodwill following IFRS 3.62, any adjustments to the provisional values will be recognized within twelve months of the acquisition date (IFRS 3.69). Please see note 4 for detailed information.

Cost of Goods Sold

Cost of goods sold comprises the cost of manufactured products and the acquisition cost of purchased goods which have been sold.

Inventories

Inventories are stated at the lower of manufacturing or acquisition cost and net realizable value on the FIFO basis. Manufacturing cost of self-constructed inventories comprises all costs which are directly attributable and an appropriate proportion of overhead.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment losses. Replacements and improvements are capitalized while general repairs and maintenance are charged to expense as incurred. Assets are depreciated with their expected useful lives which have been estimated to be three to thirty years using the straight-line and reducing balance method. Leasehold improvements are depreciated over the estimated useful lives of the assets.

2 Segment Reporting

A segment is a distinguishable component of the Group that is engaged in providing products or services and that is subject to risks and returns that are different from those of other segments.

Segment information is presented in respect of the Group's business and geographical segments. The primary format, business segments, is based on the Group's management and internal reporting structure. Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

The Group consists of the following main business segments:

Therapeutic Antibodies
MorphoSys possesses one of the leading technologies in the generation of human antibody therapeutics and bespoke antibody research projects. The Company makes use of its technology in collaborations with internationally renowned pharmaceutical and biotech companies.

Research Antibodies
The reagent business leverages MorphoSys's core technological capabilities in the design and manufacture of antibodies for research purposes. It commercializes HuCAL® technology focusing on the custom generation of research antibodies for partners on an individual basis.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of the customers.

	Therapeutic Antibodies		Research Antibodies		Unallocated		Consolidated	
in 000's €	Q1 2005	Q1 2004	Q1 2005	Q1 2004	Q1 2005	Q1 2004	Q1 2005	Q1 2004
Revenues	6,606	4,193	827	136	–	–	7,433	4,329
Cost of Goods Sold	–	–	505	184	–	–	505	184
Gross Profit / (Loss)	6,606	4,193	322	(48)	–	–	6,928	4,145
Segment Result	3,139	1,857	(481)	(408)	(2,027)	(1,450)	631	(1)
Interest Income	–	–	–	–	–	–	22	104
Interest Expense	–	–	–	–	–	–	(70)	(81)
Other Income, net	–	–	–	–	–	–	(105)	(77)
Income Tax Expense	–	–	–	–	–	–	(20)	–
Total Profit / (Loss)	–	–	–	–	–	–	458	(55)

The following table shows the split of the Company's consolidated sales by geographical markets:

in 000's €	Q 1 2005	Q1 2004
Germany	1,836	1,070
U.S.A. and Canada	2,934	3,036
U.K.	168	–
Switzerland	2,323	–
Other Europe	108	223
Other	64	–
Total	**7,433**	**4,329**

3 Changes in Stockholders' Equity

Common Stock

On March 31, 2005, the Common Stock of the Company was € 17,866,522 (December 31, 2004: € 16,305,523). An increase of € 1,470,399 arose as a result of a capital increase at March 15th, 2005. Through conversion of convertible bonds and exercises of options issued to management and employees, Common Stock increased by an additional € 90,600 in the first three months of 2005.

Additional Paid-In Capital

On March 31, 2005, Additional Paid-in Capital amounted to € 94,542,566 (December 31, 2004: € 78,646,377). The increase of € 15,896,189 is due to stock-based compensation provisions in the amount of € 291,386 and € 15,257,689 as a result of the capital increase on March 15th, 2005 including direct cost of € 671,633 as well as € 347,114 from the exercise and the conversion of convertible bonds and stock options.

4 Preliminary Goodwill Allocation

On January 19, 2005, MorphoSys AG acquired Biogenesis Ltd. (Poole/UK), and Biogenesis Inc. (Brentwood, New Hampshire, U.S.A.). The final agreements specified the purchase of 100% ownership of the two companies by MorphoSys AG for a total of GBP 5,250,000, less net debt of approximately GBP 700,000. The total cost for financial advisors, legal counsel and other advisors was € 654,454. The two Biogenesis companies became wholly owned subsidiaries of MorphoSys AG. In the three month-period ended March 31, 2005, the subsidiaries contributed a net loss of € 0.1 million to the consolidated net profit for the first quarter of 2005. In accordance with IFRS 3.62 and 3.69, the group applied a preliminary goodwill allocation, which is provisional pending a formal purchase price allocation to be done before year end 2005.

The acquisition had the following preliminary effect on the Group's assets and liabilities.

Net Assets at January 19, 2005

	Biogenesis Group		
in 000's €	**Recognized Values**	**Fair Value Amount**	**Carrying Amount**
Property, Plant and Equipment	1,788	992	2,780
Inventories	123	–	123
Trade and Other Receivables	425	–	425
Cash and Cash Equivalents	206	–	206
Interest-bearing Loans and Borrowings	(990)	–	(990)
Trade and Other Payables	(515)	–	(515)
Net Identifiable Assets and Liabilities	**1,037**	**992**	**2,029**
Goodwill on Acquisition			5,173
Consideration Paid, Satisfied in Cash*			**7,202**
Cash (acquired)			207
Net Cash Outflow			**6,995**

* Advisors fees amounting to € 0.7 million included

As of March 31, 2005, foreign exchange effects of € 2,228 were recognized for the goodwill accounted for.

5 Directors' Dealings

The table below shows the shares, stock options and convertible bonds as well as the changes of ownership of the same, which were held by the Management Board and the Supervisory Board during the first three months of 2005:

Shares

	01/01/2005	Additions	Forfeitures	Sales	03/31/2005
Management Board					
Dr. Simon E. Moroney*** (held through a controlled entity)	113,461	–	–	–	113,461
Dave Lemus	–	–	–	–	–
Total	**113,461**	**–**	**–**	**–**	**113,461**
Supervisory Board					
Dr. Gerald Möller	2,500	–	–	–	2,500
Dr. Daniel Camus	–	–	–	–	–
Dr. Metin Colpan**	–	–	–	–	–
Prof. Dr. Jürgen Drews	–	–	–	–	–
Prof.Dr.Andreas Plückthun***	59,300	–	–	–	59,300
Dr. Jörg Reinhardt*	–	–	–	–	–
Dr. Geoffrey N. Vernon	–	–	–	–	–
Total	**61,800**	**–**	**–**	**–**	**61,800**

* retired: 05/11/2004

** entered: 05/11/2004

*** Shares were subject to share loan agreement as of March 14, 2005 in connection with a capital increase and were retransferred on April 13, 2005

Stock Options

	01/01/2005	Additions	Forfeitures	Sales	03/31/2005
Management Board					
Dr. Simon E. Moroney	47,000	–	–	–	47,000
Dave Lemus	21,000	–	–	–	21,000
Total	**68,000**	**–**	**–**	**–**	**68,000**
Supervisory Board					
Dr. Gerald Möller	2,500	–	–	–	2,500
Dr. Daniel Camus	–	–	–	–	–
Dr. Metin Colpan**	–	–	–	–	–
Prof. Dr. Jürgen Drews	3,930	–	–	–	3,930
Prof. Dr. Andreas Plückthun	1,500	–	–	–	1,500
Dr. Jörg Reinhardt*	1,750	–	1,750	–	–
Dr. Geoffrey N. Vernon	1,500	–	–	–	1,500
Total	**11,180**	**–**	**1,750**	**–**	**9,430**

Convertible Bonds

	01/01/2005	Additions	Forfeitures	Sales	03/31/2005
Management Board					
Dr. Simon E. Moroney	19,474	–	–	–	19,474
Dave Lemus	30,228	–	–	24,000	6,228
Total	**49,702**	**–**	**–**	**24,000**	**25,702**
Supervisory Board					
Dr. Gerald Möller	2,500	–	–	–	2,500
Dr. Daniel Camus	1,500	–	–	–	1,500
Dr. Metin Colpan**	–	–	–	–	–
Prof. Dr. Jürgen Drews	–	–	–	–	–
Prof. Dr. Andreas Plückthun	1,500	–	–	–	1,500
Dr. Jörg Reinhardt*	–	–	–	–	–
Dr. Geoffrey N. Vernon	1,500	–	–	–	1,500
Total	**7,000**	**–**	**–**	**–**	**7,000**

* retired: 05/11/2004

** entered: 05/11/2004

6 Events after the Balance Sheet Date

In June 2001, a lawsuit was filed against the Company by Applied Molecular Evolution, Inc., ("AME") San Diego, California, U.S.A., at the United States District Court of Massachusetts in Boston/U.S.A., alleging that the Company infringes the Kauffman-Ballivet patent family. These patents cover the stochastic production of proteins and were granted in the late 1990s. In January 2003 MorphoSys confirmed that it had received a positive "Report and Recommendation" from the Magistrate Judge to the District Judge for the District Court in Boston, Massachusetts, U.S.A., in the legal action filed by Applied Molecular Evolution. The Magistrate Judge recommended that MorphoSys's motion for summary judgment of non-infringement be allowed and that AME's motion for partial summary judgment of infringement be denied. In September 2004, the District Judge issued a "Memorandum and Order" wherein he declined to adopt the recommendation and denied the summary judgment motions. Instead he ordered that a Markman hearing, which took place on April 1st, 2005, for claim construction should be held. Thereafter, based on the facts at issue, it will be determined whether the case can be decided by way of summary judgment or has to go to trial. As a result, no provisions for contingent liabilities have been made in the Company's financial statements.

Imprint

Contact

Corporate Communications

Dave Lemus
Chief Financial Officer
Tel.: +49 89 899 27-439
Fax: +49 89 899 27-5439

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel.: +49 89 899 27-122
Fax: +49 89 899 27-5122

Mario Brkulj
PR Specialist
Tel.: +49 89 899-454
Fax: +49 89 899 27-5454

MorphoSys AG
Lena-Christ-Str. 48
82152 Martinsried / Planegg
Germany

E-mail: investors@morphosys.com
Internet: www.morphosys.com



Financial Report for the Quarterly Period Ended June 30, 2005

morphosys

Engineering the Medicines of Tomorrow

Contents

MorphoSys Group: Six Months' Financial Report 2005

Dear Shareholders,

During the first six months of 2005, the Company continued its successful financial development and remained on track to achieve its yearly goals. Revenues increased by 73% compared with the previous year to reach € 15.4 million, while the Company's cash position amounted to € 49.4 million at the end of the second quarter. MorphoSys recorded a net profit of € 1.8 million for the first six months of the year.

Extensions of existing partnerships continued in the second quarter, following expansions of the cooperation with Boehringer Ingelheim and with Bristol-Myers Squibb during the first quarter of 2005. More specifically, the partnership with ImmunoGen of many years' standing, was extended in April 2005.

During the second quarter, MorphoSys also reported on its internal development program MOR102 for the treatment of psoriasis. As part of this antibody program, MorphoSys commissioned a pre-clinical animal study to compare the efficacy of MOR102 with the two other approved drugs presently on the market. Due to the high rate of spontaneous healing in the control group, it was not possible to draw any conclusions from the study. The results highlight the complexities of pre-clincal development in a disease indication such as psoriasis, and is not a highly atypical outcome for such a study. However, based on the positive results of the first study, MorphoSys remains committed to pursuing the development and commercialization of MOR102 as a therapy for chronic inflammation.

On behalf of the Management Board and all our staff, I would like to express our gratitude for your continued support.

Dave Lemus
Chief Financial Officer
MorphoSys AG

Group Management Report Q2 2005

Industry Overview

Investor sentiment suffered a downturn in June 2005 as oil prices soared to over US$ 60 per barrel for the first time. The broader stock market indices showed a mixed picture during the first six months of 2005, as evidenced by the DAX, EuroStoxx and Nikkei indices, which increased by approx. 8%, 7% and 1%, respectively; the Dow Jones dropped by approx. 4%.

While the NASDAQ Biotechnology Index fell by more than 7%, the Prime Pharma & Healthcare Index and Prime Biotechnology Index rose by approx. 11% and 8% respectively. Against this backdrop, MorphoSys fell by approx. 18% since the start of 2005, which was roughly in line with its international antibody company peers, whose average drop was approximately 23%. Events such as the failure of Tysabri presently serve to depress investor sentiment in the antibody space.

Financial Analysis

Revenues
Compared to the same period in the previous year, revenues increased by 73% to € 15.4 million in the first six months of 2005 (June 30, 2004: € 8.9 million). Reasons for the increase included revenues arising from new deals signed in Q2 2004 and success-based payments from existing collaborations including clinical and research milestones achieved in the first six months of 2005. The Biogenesis Group (Biogenesis), acquired in January 2005, contributed € 1.2 million revenues to consolidated turnover.

Revenues arising from the Therapeutic Antibody segment accounted for 88% of total revenues (€ 13.6 million) while the Research Antibody segment, comprising MorphoSys' Antibodies by Design unit and the Biogenesis Group companies in the U.S.A. and the U.K., generated 12% of the total (€ 1.8 million). The Antibody by Design unit contributed 33%, or € 0.6 million, of the total research antibody segment revenues, whilst 67% of segment revenues stemmed from the Biogenesis Group companies.

Geographically, 58% of MorphoSys' commercial revenues in the amount of € 8.9 million were generated with biotechnology and pharmaceutical companies located in Europe and 42% in the United States and Canada. This compares to 31% and 69%, respectively, in the same period of the prior year.

Cost of Goods Sold (COGS)
COGS only arises in the Research Antibodies segment. It is composed of cost of goods sold of the Antibodies by Design unit and Biogenesis as well as depreciation of the fair value adjustment of Biogenesis' stock, which was identified by the purchase price allocation (PPA) currently exercised from application of IFRS 3 "Business Combinations" under IFRS accounting.

For the first six months of 2005, COGS rose significantly to € 1.1 million compared to € 0.4 million in the same period in the prior year, leading to a gross profit of € 14.3 million (June 30, 2004: € 8.5 million). Reason for the increase was the inclusion of the Biogenesis Group into MorphoSys' Group accounts in the current year, which amounted to € 0.6 million including depreciation of fair value adjustments in the amount of € 0.1 million.

Other Operating Expenses

For the first six months of 2005, other operating expenses including stock-based compensation expense increased by 31% to € 12.2 million (June 30, 2004: € 9.3 million), while operating profit increased by € 2.7 million to an operating profit of € 2.0 million (June 30, 2004: operating loss of € 0.7 million). The increase in other operating expenses of € 2.9 million was mainly due to higher personnel-related and material costs in conjunction with new collaborations as well as increased intangibles expenses due to higher revenues, particularly in connection with a milestone payment achieved in the first quarter of 2005. The acquisition of the Biogenesis Group companies had the effect of increasing other operating expenses by € 0.8 million.

Research and Development Expenses

Costs for research and development increased by € 1.6 million to € 6.8 million (June 30, 2004: € 5.2 million). This increase resulted mainly from higher personnel-related costs and higher material expenses as a result of new cooperations signed during 2004, as well as increased license fees due to higher revenue and a milestone payment achieved in 2005. Reduced cost for external lab funding partly offset the above. Amortization of intangibles identified during the PPA amounted to € 0.2 million and were accounted for as other operating research and development cost.

Sales, General and Administrative Expenses

Sales, general and administrative expenses amounted to € 4.9 million compared with € 3.5 million in the same period of the previous year. This resulted mainly from higher personnel costs partly due to the contribution of Biogenesis, as well as increased business development advisory fees. Biogenesis' total contribution to sales, general and administrative expenses amounted to € 0.6 million for the first six months 2005.

Stock-Based Compensation

Stock-based compensation in the amount of € 0.6 million for the first six months of 2005 was recorded as a non-cash charge (June 30, 2004: € 0.6 million) and remained unchanged, resulting from application of IFRS 2 "Share-based Payments" under IFRS accounting.

Cost by Expenditure Type

For the first six months of 2005, personnel costs (excluding expenses arising from stock-based compensation) amounted to € 4.7 million (June 30, 2004: € 3.5 million) or 35% of total operating expenses, thus representing the largest cost block within operating expenses in the first six months of 2005.

Intangible costs, which include patent litigation costs and amortization of licenses and patents, amounted to € 2.6 million (June 30, 2004: € 1.5 million), or 20% of the total in the first six months of 2005. External consultancy costs amounted to € 1.6 million (June 30, 2004: € 1.4 million), or 12% of total operating expenses. Cost for infrastructure and COGS accounted for € 1.3 million and € 1.1 million for the Q2 2005 accounts, respectively.

Non-Operating Items

Non-operating expenses amounted to € 0.2 million compared with € 0.5 million at June 30, 2004. Foreign exchange losses in the amount of € 0.4 million as well as interest expense in the amount of € 0.1 million were partly offset by realized gains from investments sold during the six-month period. Additional income in the amount of € 0.1 million stemming from the PPA by recognizing deferred tax income partly offset non-operating items.

Net Profit / Loss

Continuing the positive trend established in 2004, the Company presented an operating profit of € 2.0 million, contrasted to prior year's loss of € 0.7 million. A net income of € 1.8 million resulted for the first half of 2005 compared to a net loss of € 1.2 million in the first half of 2004. The inclusion of the Biogenesis Group net income impacted the net income by contributing a € 0.2 million loss for the first six months, stemming from fair value adjustments identified through the PPA and amortized. The resulting profit per share for the entire MorphoSys Group for the six months ended June 30, 2005 amounted to € 0.32 (six months ended June 30, 2004: net loss per share of € 0.24).

Liquidity / Cash Flows

On June 30, 2005, the Company held € 49.4 million in cash, cash equivalents and marketable securities compared to a € 37.2 million balance at December 31, 2004. The increased cash position resulted mainly from a capital increase executed in March 2005 and from exercises of options and convertible bonds granted to management and employees. The cash inflow from operations contributed € 1.5 million to the same.

In the first six months of 2005, the Company's current assets increased by € 14.6 million to € 55.0 million compared to € 40.4 million at December 31, 2004 accordingly.

Assets

Total assets increased by € 23.1 million to € 78.9 million in the first six months of 2005, compared to € 55.8 million at December 31, 2004, mainly as a result of the increased cash position and acquisition of the Biogenesis Group's assets, including land and buildings in the amount of € 2.8 million, intangibles in the amount of € 2.2 million and acquired goodwill in the amount of € 4.2 million. The purchase price allocation resulting from application of IFRS 3 currently exercised is reflected in the Group accounts (see also Notes to Consolidated Financial Statements - section 5). Tax benefits of € 0.3 million arising from share issuance costs charged to equity were recognized in Q2 2005 and shown as deferred tax assets.

Liabilities

In the first six months of 2005, current liabilities increased from € 10.1 million at December 31, 2004 to € 11.0 million compared with the prior year. The increase arose primarily from increased accounts and licenses payable, partly offset by decreased current deferred revenue amounts. Accounts payable increased in part due to acquired accounts payable relating to Biogenesis. Licenses payable mainly increased as a result of higher revenues achieved in the first six months of 2005.

During the first two quarters of 2005, total non-current liabilities increased by € 2.1 million to € 8.4 million, mainly due to deferred tax liabilities deriving from the PPA and acquired long-term bank loans in conjunction with the acquisition of Biogenesis.

Equity
At June 30, 2005, the total number of shares issued was 5,960,510, of which 5,930,448 were outstanding, compared to 5,438,852 and 5,408,790 at December 31, 2004, respectively.

The increase arose from the issuance of 490,133 shares in connection with a capital increase in March 2005. An additional increase of 31,525 shares resulted from the exercise and conversion of bonds and options issued to employees during the first six months of 2005.

Capital Expenditure
MorphoSys' investment in property, plant and equipment amounted to € 0.3 million for the six-month period ended June 30, 2005, compared to € 0.7 million for the same period of the prior year. Substantially, all investments were accomplished in Germany. Depreciation for the first six months of 2005 accounted for € 0.4 million compared to € 0.3 million in the same period of the prior year.

Human Resources

Number and Qualification of Employees
On June 30, 2005 the MorphoSys Group employed 173 people (December 31, 2004: 132). On average, the MorphoSys Group employed 168 people for the first six months of 2005 (December 31, 2004: 117).

Of the 173 employees, 133 worked in research and development and 40 in sales, general and administration.

Of total employees, 32 worked for the Biogenesis Group, of whom 18 were engaged in research and development, and 14 in sales, general and administration.

On June 30, 2005, MorphoSys employed 2 trainees as "technical information processors in the area of information technology" (December 31, 2004: 2).

Subsidiaries / Segments / Organizational Structure

MorphoSys's global headquarters is located in Martinsried, Munich, Germany. The Company's R&D center and all administrative departments are presently located at its headquarters. The Company possesses four wholly owned subsidiaries, MorphoSys U.S.A., Inc., MorphoSys IP GmbH, and the Biogenesis Group, which was acquired in January 2005:

Biogenesis U.K. Ltd. and Biogenesis U.S.A., Inc.
On January 20, 2005, MorphoSys acquired two privately held companies; Biogenesis Ltd. (Poole, U.K.) and its sister company Biogenesis, Inc. (Brentwood, New Hampshire, U.S.A.). The final agreements specified the purchase of 100% ownership of Biogenesis Ltd. and Biogenesis, Inc. by MorphoSys for £ 5.3 million in cash, less net debt of £ 0.7 million. The two Biogenesis companies became wholly-owned subsidiaries of MorphoSys AG.

Research & Development / Partnered Research

MorphoSys uses its antibody technology both for the development of antibody therapeutics as well as the generation of reagents for research purposes and diagnostics agents. MorphoSys is currently active in two business segments:

1. Therapeutic Antibodies

MorphoSys has established a broad product pipeline of therapeutic antibody programs within the scope of commercial agreements with partners, in addition to own proprietary programs. During the second quarter of 2005, MorphoSys made progress in the following areas:

Proprietary Product Development

MorphoSys provided in April 2005 an update on its MOR102 antibody program for chronic inflammatory diseases. As part of this program MorphoSys commissioned a pre-clinical study to compare the effectiveness of MOR102 with that of the approved biologics Amevive® and Raptiva® in an animal model of psoriasis. Although therapeutic effects were observed for all tested compounds in several psoriatic skin samples, the in depth-analysis showed that it is not possible to discriminate on a statistically valid basis between compound-mediated effects and spontaneous healing observed in the negative control group. Hence, this study did not enable conclusions to be drawn regarding the efficacy of MOR102 versus Amevive® or Raptiva®. The Company announced that it would continue to pursue the development and commercialization of MOR102 in chronic inflammation.

Partnered Product Development

During the second quarter of 2005, the Company extended the following collaboration:

ImmunoGen, Inc.

In June 2005, MorphoSys announced that the U.S. biotechnology company, ImmunoGen Inc., licensed access to the MorphoSys HuCAL GOLD® library for use in ImmunoGen's internal target research programs. ImmunoGen will pay MorphoSys subscription fees during the one-year term of the agreement.

In June 2001, ImmunoGen and MorphoSys entered into a collaboration to use MorphoSys's previous version of the HuCAL® library (Human Combinatorial Antibody Library) in ImmunoGen's internal research programs. The four-year term of this prior agreement ended in May 2005. Furthermore, the two companies also have a separate collaboration, established in September 2000, to develop a fully human antibody against an ImmunoGen-provided cell-surface target associated with various forms of cancer.

2. Research Antibodies

The Research Antibodies unit focuses on the generation of HuCAL® antibodies for non-therapeutic applications. The range of products and services offered, presently marketed under the brands by Antibodies by Design and Biogenesis, target industrial and academic institutions requiring custom-generated antibodies for use in research and diagnostic applications.

Antibodies by Design announced the start of a joint project with ProQinase, a division of KTB Tumorforschungs GmbH at the Tumor Biology Center, Freiburg, the NMI Natural and Medical Sciences Institute at the University of Tübingen, which could transform the analysis of all human protein kinases - the human "kinome". The project combines the established protein kinase platform of ProQinase with the know-how of Antibodies by Design in the field of cus-

tom-made antibody generation and the experience of NMI with siRNA and Biochip technologies. In the coming three years, the project will be supported by approximately € 2.0 million within the scope of the BioChancePLUS Program of the German Federal Ministry of Research (BMBF).

Outlook

MorphoSys believes it is currently on track to achieve its goals for the current fiscal year. Financial guidance for 2005, which was announced at the beginning of the year, presently remains unchanged.

Consolidated Statements of Operations (IFRS) – unaudited

	NOTE	Three Months Ended 06/30/2005 EURO	Three Months Ended 06/30/2004 EURO	Six Months Ended 06/30/2005 EURO	Six Months Ended 06/30/2004 EURO
Revenues		**7,935,600**	**4,612,069**	**15,368,338**	**8,940,673**
Cost of Goods Sold	2	604,788	227,040	1,110,016	411,108
Gross Profit		**7,330,812**	**4,385,029**	**14,258,322**	**8,529,565**
Other Operating Expenses					
Research and Development		3,162,232	2,816,273	6,757,411	5,234,575
Sales, General and Administrative		2,463,430	2,064,082	4,873,609	3,455,584
Stock-Based Compensation		291,386	249,980	582,772	585,673
Total Other Operating Expenses		**5,917,048**	**5,130,335**	**12,213,792**	**9,275,832**
Profit / (Loss) from Operations		**1,413,764**	**(745,306)**	**2,044,530**	**(746,267)**
Interest Income		33,250	9,465	54,779	113,275
Interest Expense		71,210	83,597	141,252	164,597
Other Expenses, Net	3	118,052	330,218	242,375	407,370
Profit / (Loss) before Taxes		**1,257,752**	**(1,149,656)**	**1,715,682**	**(1,204,959)**
Income Tax Benefit	5	87,990	–	87,990	28
Net Profit / (Loss)		**1,345,742**	**(1,149,656)**	**1,803,672**	**(1,204,931)**
Basic Net Profit / (Loss) per Share		0.23	(0.23)	0.32	(0.24)
Diluted Net Profit / (Loss) per Share		0.22	(0.23)	0.31	(0.24)
Shares Used in Computing Basic Net Profit / (Loss) per Share		5,929,844	4,931,426	5,716,005	5,097,324
Shares Used in Computing Diluted Net Profit / (Loss) per Share		6,008,834	4,931,426	5,804,021	5,097,324

See accompanying notes

Consolidated Balance Sheets (IFRS)

	NOTE	06/30/2005 EURO (unaudited)	12/31/2004 EURO
Assets			
Current Assets			
Cash and Cash Equivalents		1,367,454	12,531,198
Available-for-Sale Financial Assets		48,064,215	24,698,532
Accounts Receivable		4,364,667	2,304,778
Other Receivables	3	18,966	392,035
Prepaid Expenses and Other Current Assets	5	1,145,361	430,608
Total Current Assets		**54,308,461**	**40,357,151**
Non-Current Assets			
Property, Plant and Equipment, Net	5	4,955,649	2,330,995
Patents, Net		2,579,876	2,790,091
License Fees, Net		9,064,111	9,671,131
Software, Net		176,985	288,115
Know How & Customer List, Net	5	2,193,457	–
Goodwill	5	4,199,728	–
Deferred Tax Asset		271,000	–
Other Assets		526,924	358,210
Total Non-Current Assets		**23,967,730**	**15,438,542**
Total Assets		**78,928,393**	**55,795,693**
Liabilities and Stockholders' Equity			
Current Liabilities			
Accounts Payable		4,741,671	3,838,144
Current Portion of License Payable		1,244,223	910,243
Provisions		617,607	600,607
Current Portion of Deferred Revenue		4,385,776	4,757,249
Total Current Liabilities		**10,989,277**	**10,106,243**
Non-Current Liabilities			
Licenses Payable, Net of Current Portion		939,442	880,015
Deferred Revenue, Net of Current Portion		5,085,378	5,100,646
Convertible Bonds Due to Related Parties		84,342	109,692
Deferred Tax Liability	5	1,505,262	220,611
Bank Loans, long-term		749,236	–
Total Non-Current Liabilities		**8,363,660**	**6,310,964**
Stockholders' Equity			
Common Stock, EUR 3.00 Par Value; Ordinary Shares Authorized (11,416,850 and 9,597,400) Ordinary Shares Issued (5,960,510 and 5,438,852) Ordinary Shares Outstanding (5,930,448 and 5,408,790) for 2005 and 2004, respectively Treasury Stock (30,062 and 30,062 shares for 2005 and 2004, respectively), at Cost	4	17,870,497	16,305,523
Additional Paid-in Capital	4	95,037,690	78,646,377
Accumulated Other Comprehensive Income		889,793	452,782
Accumulated Deficit		(54,222,524)	(56,026,196)
Total Stockholders' Equity		**59,575,456**	**39,378,486**
Total Liabilities and Stockholders' Equity		**78,928,393**	**55,795,693**

See accompanying notes

Consolidated Statements of Changes in Stockholders' Equity (IFRS) – unaudited

	Common Stock		
	Shares	EURO	
Balance at January 1, 2004	**4,901,332**	**14,703,996**	
Compensation Related to the Grant of Stock Options and Convertible Bonds	–	–	
Conversion of Convertible Bonds Issued to Related Parties	17,500	52,500	
Conversion of Convertible Bonds, Net of Issuance Cost of EUR 93,192	490,133	1.470,399	
Other Comprehensive Income: Change in Unrealized Gain on Available-for-Sale Securities, Net of Deferred Tax Asset	–	–	
Foreign Currency Gain from Consolidation	–	–	
Net Loss for the Period	–	–	
Comprehensive Loss	–	–	
Balance at June 30, 2004	**5,408,965**	**16,226,895**	
Balance at January 1, 2005	**5,438,852**	**16,316,556**	
Compensation Related to the Grant of Stock Options and Convertible Bonds	–	–	
Exercise of Options and Convertible Bonds Issued to Related Parties	31,525	94,575	
Capital Increase, Net of Issuance Cost of EUR 483,332	490,133	1,470,399	
Other Comprehensive Income: Change in Unrealized Gain on Available-for-Sale Securities, Net of Deferred Tax Asset	–	–	
Foreign Currency Gain from Consolidation	–	–	
Net Profit for the Period	–	–	
Comprehensive Income	–	–	
Balance at June 30, 2005	**5,960,510**	**17,881,530**	

See accompanying notes

	Treasury Stock		Additonal Paid-in Capital	Translation Reserve	Revaluation Reserve	Accumulated Deficit	Total Stockholders' Equity
	Shares	EURO	EURO	EURO	EURO	EURO	EURO
	59,762	(21,934)	68,632,990	244,930	50,826	(56,308,308)	27,302,500
	–	–	585,673	–	–	–	585,673
	–	–	152,075	–	–	–	204,575
	–	–	7,391,139	–	–	–	8,861,538
	–	–		138,197	–	–	138,197
	–	–	–	–	791	–	791
	–	–	–	–	–	(1,204,931)	(1,204,931)
	–	–	–	–	–	–	(1,065,943)
	59,762	(21,934)	76,761,877	383,127	51,617	(57,513,239)	35,888,343
	30,062	(11,033)	78,646,377	403,229	49,553	(56,026,196)	39,378,486
	–	–	582,772	–	–	–	582,772
	–	–	362,550	–	–	–	457,125
	–	–	15,445,991	–	–	–	16,916,390
	–	–	–	44,325	–	–	44,325
	–	–	–	–	392,686	–	392,686
	–	–	–	–		1,803,672	1,803,672
	–	–	–	–	–	–	2,240,683
	30,062	(11,033)	95,037,690	447,554	442,239	(54,222,524)	59,575,456

Consolidated Statements of Cash Flows (IFRS) – unaudited

For the Periods ended June 30,	Note	2005 EURO	2004 EURO
Operating Activities			
Net Profit / (Loss)		1,803,672	(1,204,931)
Adjustments to Reconcile Net Profit / (Loss) to Net Cash Provided by / (Used in) Operating Activities:			
Depreciation		438,583	290,237
Amortization of Intangible Assets		1,126,376	997,874
Income Tax Benefit		(87,990)	–
Net Gain on Sales of Financial Assets		(326,810)	(109,748)
Unrealized Net Loss on Derivative Financial Instruments		87,882	119,254
Loss on Sale of Property and Equipment		9,375	–
Recognition of Deferred Revenue		(5,459,604)	(4,525,811)
Stock-Based Compensation		582,772	585,673
Changes in Operating Assets and Liabilities:			
Accounts Receivable		(1,633,953)	(1,094,082)
Prepaid Expenses and Other Assets		(629,337)	169,498
Accounts Payable and Provisions		658,132	(479,919)
Licenses Payable		393,408	113,304
Other Liabilities		(549,868)	234,377
Deferred Revenue		5,072,863	2,715,460
Net Cash Provided by / (Used in) Operating Activities		**1,485,501**	**(2,188,814)**

For the Periods ended June 30,	Note	2005 EURO	2004 EURO
Investing Activities:			
Purchases of Financial Assets		(32,130,003)	(13,236,692)
Proceeds from Sales of Financial Assets		9,389,817	9,055,420
Purchases of Property, Plant and Equipment		(295,128)	(681,963)
Proceeds from Disposals of Property, Plant and Equipment		56,423	19,408
Additions to Intangibles		(33,841)	(108,941)
Acquisition of Biogenesis, Net of Cash Acquired	5	(6,994,208)	–
Net Cash Used in Investing Activities		**(30,006,940)**	**(4,952,768)**
Financing Activities:			
Proceeds from the Issuance of Equity	4	17,399,722	9,159,305
Proceeds from the Exercise of Options and Convertible Bonds Granted to Related Parties	4	457,125	–
Net of Proceeds and Payments from the Issuance of Convertible Bonds Granted to Related Parties		(25,350)	(22,900)
Purchases of Derivative Financial Instruments		(75,000)	(158,576)
Proceeds from the Disposal of Derivatives		360,187	479,929
Cost of Share Issuance		754,332	(93,192)
Net Cash Provided by Financing Activities		**17,362,352**	**9,364,566**
Effect of Exchange Rate Differences on Cash		(4,657)	791
(Decrease) / Increase in Cash and Cash Equivalents		(11,163,744)	2,223,775
Cash and Cash Equivalents at the Beginning of the Period		**12,531,198**	**6,652,456**
Cash and Cash Equivalents at the End of the Period		**1,367,454**	**8,876,231**

See accompanying notes

Notes to the Consolidated Financial Statements – unaudited

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), IAS 34 "Interim Financial Reporting" adopted by the International Accounting Standards Board, London, in consideration of interpretations of the Standing Interpretations Committee (SIC) and the International Financial Reporting Interpretations Committee (IFRIC).

The consolidated financial statements for the period ended June 30, 2005, include MorphoSys AG, MorphoSys IP GmbH, MorphoSys USA, Inc., Biogenesis, Inc., and Biogenesis Ltd. (together referred to as the "Group").

1 Changes in Accounting Policies

The accounting policies applied for the financial statements as of December 31, 2004 have been used throughout the first six months 2005, except for the following changes:

Basis of Consolidation

The equity of the subsidiaries is consolidated according to IFRS 3 "Business Combinations". All business combinations are accounted for using the purchase method, whereby identifiable assets and liabilities acquired are measured initially at their fair value. Any excess of the purchase price over the amounts allocated is recognized as goodwill. The goodwill is subject to a regular review for possible impairment.

The Company determined the accounting for business combinations in the second quarter 2005 only provisionally. The Company is currently performing a purchase price allocation. The outcome may result in an adjustment of the goodwill following IFRS 3.62, any adjustments to the provisional values will be recognized within twelve months of the acquisition date (IFRS 3.69). Please see note 5 for detailed information.

Cost of Goods Sold

Cost of goods sold comprises the cost of manufactured products and the acquisition cost of purchased goods which have been sold.

Inventories

Inventories are stated at the lower of manufacturing or acquisition cost and net realizable value on the FIFO basis. Manufacturing cost of self-constructed inventories comprises all costs which are directly attributable and an appropriate proportion of overhead.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment losses. Replacements and improvements are capitalized while general repairs and maintenance are charged to expense as incurred. Assets are depreciated with their expected useful lives which have been estimated to be three to fifty years using the straight-line method. Leasehold improvements are depreciated over the estimated useful lives of the assets.

Segment Reporting

General and administrative expenses are allocated to the respective business segments by applying an allocation along the headcount. All expenses of the business development department are allocated to the Therapeutic Antibodies segment.

2 Segment Reporting

A segment is a distinguishable component of the Group that is engaged in providing products or services and that is subject to risks and returns that are different from those of other segments.

*Segment information is presented in respect of the Group's business and geographical seg-*ments. The primary format, business segments, is based on the Group's management and internal reporting structure. Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

The Group consists of the following main business segments:

Therapeutic Antibodies

MorphoSys possesses one of the leading technologies in the generation of human antibody therapeutics and bespoke antibody research projects. The Company makes use of its technology in collaborations with internationally pharmaceutical and biotech companies.

Research Antibodies

The reagent business leverages MorphoSys' core technological capabilities in the design and manufacture of antibodies for research purposes. It commercializes HuCAL® technology focusing on the custom generation of research antibodies for partners on an individual basis.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of the customers.

For the Periods ended June 30, in 000's €	Therapeutic Antibodies 2005	Therapeutic Antibodies 2004	Research Antibodies 2005	Research Antibodies 2004	Unallocated 2005	Unallocated 2004	Consolidated 2005	Consolidated 2004
Revenues	13,570	8,617	1,798	324	–	–	15,368	8,941
Cost of Goods Sold	–	–	1,110	411	–	–	1,110	411
Gross Profit	13,570	8,617	688	(87)	–	–	14,258	8,530
Segment Result	4,883	1,803	(1,388)	(1,144)	(1,450)	(1,405)	2,045	(746)
Interest Income	–	–	–	–	–	–	54	113
Interest Expense	–	–	–	–	–	–	(141)	(165)
Other Expense, net	–	–	–	–	–	–	(242)	(407)
Income Tax Benefit	–	–	–	–	–	–	88	–
Total Profit / (Loss)	–	–	–	–	–	–	1,804	(1,205)

	Therapeutic Antibodies		Research Antibodies		Unallocated		Consolidated	
in 000's €	Q2 2005	Q2 2004	Q2 2005	Q2 2004	Q2 2005	Q2 2004	Q2 2005	Q2 2004
Revenues	6,964	4,424	971	188	–	–	7,935	4,612
Cost of Goods Sold	–	–	605	227	–	–	605	227
Gross Profit	6,964	4,424	366	(39)	–	–	7,330	4,385
Segment Result	2,878	556	(751)	(621)	(713)	(680)	1,414	(745)
Interest Income	–	–	–	–	–	–	33	9
Interest Expense	–	–	–	–	–	–	(71)	(84)
Other Expense, net	–	–	–	–	–	–	(118)	(330)
Income Tax Benefit	–	–	–	–	–	–	88	–
Total Profit / (Loss)	–	–	–	–	–	–	1,346	(1,150)

The following table shows the split of the Company's consolidated sales by geographical markets:

in 000's €	Q 2 2005	Q2 2004
Germany	3,546	1,628
U.S.A. and Canada	6,364	6,115
UK	477	–
Switzerland	4,658	776
Other Europe	180	422
Other	143	–
Total	15,368	8,941

3 Other Receivables

In May 2005, the Company received cash in the amount of US$ 1.25 million for the respective amount hedged by a forward contract due on July 11, 2005. Therefore, the Company entered into a foreign currency swap with the notional amount of US$ 1.25 million. The fair market value at June 30, 2005 was € 18,966, recorded under other receivables and netted with other expense.

4 Changes in Stockholders' Equity

Common Stock

On June 30, 2005, the Common Stock of the Company was € 17,870,497 (December 31, 2004: € 16,305,523). An increase of € 1,470,399 arose as a result of a capital increase on March 15th, 2005. Through conversion of convertible bonds and exercises of options issued to management and employees, Common Stock increased by an additional € 94,575 in the first six months of 2005.

Authorized Capital

On May 11, 2005, the Annual Shareholder's Assembly authorized the Company to increase Authorized Capital I by 215,008 shares to create a maximum of 2,175,541 new shares of Authorized Capital I (December 31, 2004: 1,960,533 shares). Also approved was an increase to Authorized Capital II of 592,898 shares to create a maximum of 592,898 new shares of Authorized Capital II (December 31, 2004: 490,133 shares).

Conditional Capital

On May 11, 2005, the Annual Shareholder's Assembly authorized the Company to create an additional 74,017 shares for Conditional Capital V to create a maximum amount of € 732,840 (244,280 shares). Also approved was a further increase in Conditional Capital IV of 150,269 shares, thereby creating a maximum amount of € 1,644,198 (548,066 shares). The additional creation of 817,258 shares to increase Conditional Capital III up to € 4,806,375 (1,602,125 shares) has been authorized by the Annual Shareholder's Assembly. An action of opposition against Conditional Capital III was filed.

Additional Paid-In Capital

On June 30, 2005, Additional Paid-in Capital amounted to € 95,037,690 (December 31, 2004: € 78,646,377). The increase of € 16,391,313 is due to stock-based compensation provisions in the amount of € 582,772 and € 15,445,991 as a result of the capital increase on March 15, 2005 including net direct share issuance cost of € 483,332. A further increase of € 362,550 arose from exercise and conversion of convertible bonds and stock options issued to related parties.

5 Preliminary Goodwill Allocation

On January 20, 2005, MorphoSys acquired Biogenesis Ltd. (Poole/UK) and Biogenesis, Inc. (Brentwood, New Hampshire, U.S.A.). The final agreements specified the purchase of 100% ownership of the two companies by MorphoSys AG for a total of £ 5,250,000, less net debt of approximately £ 0.7 million. The total cost for financial advisors, legal counsel and other advisors was € 654,454. The two Biogenesis companies became wholly owned subsidiaries of MorphoSys AG. In the six-month period ended June 30, 2005, the subsidiaries contributed a net loss of € 0.2 million to the consolidated net profit for the first half of 2005. In accordance with IFRS 3.62 and 3.69, the group has applied a preliminary goodwill allocation. The acquisition had the following effect on the Group's assets and liabilities:

Net Assets at January 19, 2005		Biogenesis Group	
in 000's €	Recognized Values	Fair Value Adjustments	Fair Value Amount
Cash and Cash Equivalents	207	–	207
Property, Plant and Equipment	1,788	898	2,686
Inventories	123	328	451
Trade and Other Receivables	425	–	425
Intangibles	–	2,230	2,230
Interest-bearing Loans and Borrowings	(990)	–	(990)
Trade and Other Payables	(543)	–	(543)
Deferred Taxes	–	(1,266)	(1,266)
Net Identifiable Assets and Liabilities	**1,010**	**2,190**	**3,200**
Goodwill on Acquisition			4,002
Consideration Paid, Satisfied in Cash*			**7,202**
Cash (acquired)	–	–	207
Net Cash Outflow	–	–	**6,995**

* Advisors fees amounting to € 0.7 million included

As of June 30, 2005, foreign exchange effects of € 0.3 million were recognized for the assets acquired and accounted for as Other Comprehensive Income.

6 Directors' Dealings

The table below shows the shares, stock options and convertible bonds as well as the changes of ownership of the same, which were held by the Management Board and the Supervisory Board during the first six months of 2005:

Shares

	01/01/2005	Additions	Forfeitures	Sales	06/30/2005
Management Board					
Dr. Simon E. Moroney* (held through a controlled entity)	113,461	–	–	–	113,461
Dave Lemus	–	–	–	–	–
Total	**113,461**	–	–	–	**113,461**
Supervisory Board					
Dr. Gerald Möller	2,500	–	–	–	2,500
Dr. Daniel Camus	–	–	–	–	–
Dr. Metin Colpan	–	–	–	–	–
Prof. Dr. Jürgen Drews	–	–	–	–	–
Prof.Dr.Andreas Plückthun*	59,300	–	–	–	59,300
Dr. Geoffrey N. Vernon	–	–	–	–	–
Total	**61,800**	–	–	–	**61,800**

* Shares were subject to share loan agreement as of March 31, 2005 in connection with a capital increase and were retransferred on April 13, 2005

Stock Options

	01/01/2005	Additions	Forfeitures	Sales	06/30/2005
Management Board					
Dr. Simon E. Moroney	47,000	–	–	–	47,000
Dave Lemus	21,000	–	–	–	21,000
Total	**68,000**	**–**	**–**	**–**	**68,000**
Supervisory Board					
Dr. Gerald Möller	2,500	–	–	–	2,500
Dr. Daniel Camus	–	–	–	–	–
Dr. Metin Colpan	–	–	–	–	–
Prof. Dr. Jürgen Drews	3,930	–	–	–	3,930
Prof. Dr. Andreas Plückthun	1,500	–	–	–	1,500
Dr. Geoffrey N. Vernon	1,500	–	–	–	1,500
Total	**9,430**	**–**	**–**	**–**	**9,430**

Convertible Bond

	01/01/2005	Additions	Forfeitures	Sales	06/30/2005
Management Board					
Dr. Simon E. Moroney	19,474	–	–	–	19,474
Dave Lemus	30,228	–	–	24,000	6,228
Total	**49,702**	**–**	**–**	**24,000**	**25,702**
Supervisory Board					
Dr. Gerald Möller	2,500	–	–	–	2,500
Dr. Daniel Camus	1,500	–	–	–	1,500
Dr. Metin Colpan	–	–	–	–	–
Prof. Dr. Jürgen Drews	–	–	–	–	–
Prof. Dr. Andreas Plückthun	1,500	–	–	–	1,500
Dr. Geoffrey N. Vernon	1,500	–	–	–	1,500
Total	**7,000**	**–**	**–**	**–**	**7,000**

7 Contingencies

In June 2001, a lawsuit was filed against the Company by Applied Molecular Evolution, Inc., ("AME") San Diego, California, U.S.A., at the United States District Court of Massachusetts in Boston/U.S.A., alleging that the Company infringes the Kauffman-Ballivet patent family. These patents cover the stochastic production of proteins and were granted in the late 1990s. In January 2003 MorphoSys confirmed that it had received a positive "Report and Recommendation" from the Magistrate Judge to the District Judge for the District Court in Boston, Massachusetts, U.S.A., in the legal action filed by Applied Molecular Evolution. The Magistrate Judge recommended that MorphoSys's motion for summary judgment of non-infringement be allowed and that AME's motion for partial summary judgment of infringement be denied. In September 2004, the District Judge issued a "Memorandum and Order" wherein he declined to adopt the recommendation and denied the summary judgment motions. Instead he ordered that a Markman hearing, which took place on April 1st, 2005, for claim construction should be held. Thereafter, based on the facts at issue, it will be determined whether the case can be decided by way of summary judgment or has to go to trial. As a result, no provisions for contingent liabilities have been made in the Company's financial statements.

Imprint

Contact

Corporate Communications

Dave Lemus
Chief Financial Officer
Tel.: +49 89 899 27-439
Fax: +49 89 899 27-5439

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel.: +49 89 899 27-122
Fax: +49 89 899 27-5122

Mario Brkulj
PR Specialist
Tel.: +49 89 899-454
Fax: +49 89 899 27-5454

MorphoSys AG
Lena-Christ-Str. 48
82152 Martinsried / Planegg
Germany

E-mail: investors@morphosys.com
Internet: www.morphosys.com

morphosys

Press Release
Martinsried/Munich, Poole/U.K. and Brentwood (New Hampshire)/U.S.A.,
January 20, 2005

MorphoSys Acquires Biogenesis Group in U.K. and U.S.A.

Acquisitions Position MorphoSys within Top 5 of European Research Antibody Suppliers

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment, TecDAX) today announced the acquisition of two privately held companies, Biogenesis Ltd. (Poole/U.K.) and its sister company Biogenesis Inc. (Brentwood, New Hampshire/U.S.A.). With more than 20 years of experience in antibody development and manufacturing, and a comprehensive antibody catalogue, the combined Biogenesis group represents one of the larger European suppliers of antibodies to the life sciences research community. Research antibodies are a fast growing market accounting for global sales in excess of USD 800 million in 2004. Combined with MorphoSys' existing efforts in this area, the acquisition will establish MorphoSys as one of the top 5 European suppliers of research antibodies. The final agreements, signed on January 20, 2005, specify the purchase of 100% ownership of Biogenesis Ltd. and Biogenesis Inc. by MorphoSys for GBP 5.25 million, less net debt of approximately GBP 700,000, in cash. The two Biogenesis companies will become wholly owned subsidiaries of MorphoSys AG.

The acquisition of the Biogenesis group provides MorphoSys with immediate access to new market channels for its innovative HuCAL® antibody technology. As the HuCAL® technology provides a quantum leap in speed and flexibility over traditional antibody generation, the combined company will be able to deliver highly specific recombinant antibodies to customers significantly faster than existing animal-based methods. MorphoSys expects this to greatly increase the value of Biogenesis' current offerings. MorphoSys will continue to support Biogenesis's pre-existing portfolio of research products and at the same time utilize all opportunities to further market the HuCAL® technology to Biogenesis's worldwide customer and global distributor network.

MorphoSys AG Chief Executive Officer Simon Moroney, and Chief Financial Officer Dave Lemus retain their current respective positions within the enlarged MorphoSys group of companies. The acquired Biogenesis companies will be integrated with MorphoSys' existing research antibody business unit, Antibodies by Design. The enlarged research antibodies unit will be led by Dieter Lingelbach, currently Senior Vice President at MorphoSys AG and head of Antibodies by Design. The new unit will run alongside the existing therapeutic antibodies unit, which comprises the largest part of the MorphoSys business.

John Coward, the present Managing Director of Biogenesis Ltd., will become Chairman of the U.K. subsidiary and Joan Poehlman, current President of Biogenesis Inc., will serve as President of the U.S.A. subsidiary.

The acquisition of Biogenesis is an important strategic step for MorphoSys, one of the leading sources of next generation antibody therapeutics, in establishing its innovative HuCAL® technology in new antibody market segments. It follows the establishment of the Antibodies by Design unit in late 2003 to serve the research and diagnostics markets with custom monoclonal antibodies. While the therapeutic antibodies unit remains the key driver of the MorphoSys business, the expanded research antibodies unit becomes a more significant second pillar in the company's overall strategy.

"Today's transaction will help MorphoSys build the market for its HuCAL® technology by strengthening our position outside our core therapeutic antibody segment," commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG. "The acquisition of Biogenesis brings us immediate access to well-established sales channels plus substantial know-how in the research and diagnostics markets. Combining this with our proprietary technology will massively expand our sales & marketing reach and takes us one step closer to our goal of establishing HuCAL® as the technology of choice for antibody generation in all market sectors. "

"We are very excited to become a part of the MorphoSys group," commented John Coward, Managing Director of Biogenesis Limited. "We are convinced that new technology for generating antibodies offers the best avenue for growth in this sector, and as a leader in this field, MorphoSys is the ideal partner for the further development of our business. The combination of the two companies will be highly synergistic and creates an international antibody supplier with a unique profile."

MorphoSys will hold a public conference call on Thursday, **January 20, 2005 at 10:30 CET** to discuss the news release.

Dial-in number for the Conference Call (listen-only): +49 (0)69 2222 2245

Please dial in 10 minutes before the beginning of the conference.

After the conference, a replay of the conference call will be available on http://www.morphosys.com.

About Biogenesis:

Biogenesis, founded in 1984, has established an enviable reputation in the provision of Immunological Reagents to the Research Community and to Industrial Clients. More recently Biogenesis has also established a similar reputation for the custom services offered by its Cell Culture Facilities in both the U.K. and U.S.A.

Operating from the South Coast of England and New Hampshire in the US Biogenesis offers a wide range of Custom Services, in addition to our comprehensive catalogue of over 6,000 products. For fiscal year 2004, total revenues of Biogenesis Ltd. U.K. amounted to GBP 1.8 million, and total revenues of Biogenesis Inc. U.S.A. amounted to USD 1.0 million. Biogenesis Ltd is registered to the ISO 9001: 2000 quality standard for all activities. The Company is situated in Poole, Dorset, UK and operates a 15,000 sq ft laboratory and office facility with 21 employees. Biogenesis Inc operates a 5,000 sq ft USDA approved lab and office facility in Brentwood, NH, USA., with 7 employees. In addition to its extensive research antibody catalogue, Biogenesis also has considerable expertise in 'Custom Project work' and Large Scale Industrial Sales. For further information please visit the corporate website at: http://www.biogenesis.co.uk

About MorphoSys:

MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing and research collaborations with Bayer (Berkeley, California/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (Wilmington, Delaware/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Novartis AG (Basel, Switzerland), Novoplant GmbH (Gatersleben/Germany), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). MorphoSys is active in the antibody research market through its Antibodies by Design business unit. Antibodies by Design was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. The business unit presently has 115 active customers in 17 countries, For further information please visit the corporate website at: http://www.morphosys.com

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact MorphoSys AG:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
PR Specialist
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

morphosys

Press Release
Martinsried/Munich, January 26, 2005

MorphoSys AG Announces Expanded Agreement With Bristol-Myers Squibb on Use of HuCAL GOLD®

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment) announced today a further expansion of its existing license agreement with Bristol-Myers Squibb Company (NYSE: BMY). Under the amended agreement, MorphoSys grants Bristol-Myers Squibb access to its HuCAL GOLD® library for use in Bristol-Myers Squibb's pharmaceutical discovery programs for target characterization and validation, as well as for therapeutic and diagnostic antibody product development. Financial details were not disclosed.

Prior to the most recent expansion of the existing license agreement, Bristol-Myers Squibb had a non-exclusive license to use prior versions of MorphoSys' HuCAL® library and the AutoCAL™ system, which is MorphoSys' established system for fully automated high-throughput antibody generation, installed at one of Bristol-Myers Squibb's facilities in the U.S.

Bristol-Myers Squibb currently applies MorphoSys' proprietary antibody technology in its pharmaceutical discovery programs for target characterization and validation. In addition, Bristol-Myers Squibb has an option to further develop promising antibody candidates arising from these programs as therapeutics and diagnostics.

"Bristol-Myers Squibb has now decided to upgrade to the most advanced version of our antibody library, HuCAL GOLD®," commented Dr. Simon Moroney, Chief Executive Officer, MorphoSys AG. "We are delighted that Bristol-Myers Squibb continues to value our expertise in antibody development, as well as in supporting its target characterization and validation programs."

About MorphoSys:
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Bayer (Berkeley, California/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (New Jersey/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Novartis AG (Basel, Switzerland), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). Additionally, MorphoSys is active in the antibody research market through its Antibodies by Design business unit. Antibodies by Design was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005. For further information please visit the corporate website at: http://www.morphosys.com/.

About Bristol-Myers Squibb:
Bristol-Myers Squibb is a global pharmaceutical and related healthcare products company whose mission is to extend and enhance human life. Visit Bristol-Myers Squibb on the World Wide Web at www.bms.com.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact MorphoSys AG:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
PR Specialist
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

RECEIVED

2005 AUG 15 P 1:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press Release
Martinsried/Munich, February 1, 2005

First MorphoSys-generated Antibody Enters Clinical Trials in Partnered Program

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment; TecDAX) announced today that GPC Biotech AG has commenced a Phase 1 clinical trial with a fully human cancer antibody generated using the MorphoSys' HuCAL® technology. The testing in human patients with the HuCAL®-generated antibody represents a significant milestone for MorphoSys, in that it is the first MorphoSys-generated antibody to be administered to humans. The commencement of clinical trials triggers a clinical milestone payment from GPC Biotech to MorphoSys.

In December 2004, GPC Biotech received clearance from Swiss authorities to initiate human clinical testing with the HuCAL®-derived anticancer monoclonal antibody 1D09C3. In total, the clinical trials will involve three different sites in Europe and first commence at the Oncology Institute of Southern Switzerland (IOSI), a world-renowned oncology center that has been involved in numerous previous Phase 1 studies.

<u>About MorphoSys:</u>
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Bayer (Berkeley, California/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (New Jersey/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Novartis AG (Basel, Switzerland), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). Additionally, MorphoSys is active in the antibody research market through its Antibodies by Design business unit. Antibodies by Design was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005. For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact MorphoSys AG:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
PR Specialist
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

morphosys

Press Release
Martinsried/Munich, February 13, 2005

MorphoSys Reports Preliminary Financial Results for 2004

MorphoSys Surpasses Forecast and Achieves Profitability

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment; TecDAX) today reported preliminary unaudited financial results according to U.S. GAAP and International Financial Reporting Standards (IFRS) accounting for the full year 2004.

Highlights included:

- Net Profitability Achieved for 2004
- Revenue Growth 44% over prior year
- Cash position at year-end € 37 million

The Company exceeded its goals for 2004, and achieved under U.S. GAAP, revenues of EUR 22.0 million (2003: EUR 15.3 million) and total operating expenses of EUR 21.7 million (2003: EUR 18.8 million), resulting in an operating profit of EUR 0.2 million for the fiscal year 2004 (2003: operating loss of EUR 3.5 million). MorphoSys also reported a net income of EUR 0.5 million (2003: net loss of 4.1 million), surpassing both revenue and net income guidance given by management earlier in the year. Cash and equivalents amounted to EUR 37.2 million at yearend, up from EUR 23.2 million in 2003.

In line with current EU legislation, it is mandatory that European publicly traded companies prepare their accounts from 2005 onwards in conformity with IFRS accounting standards. As previously communicated, the Company will publish its audited financial statements for 2004 under IFRS accounting standards. Under IFRS revenues for 2004 amounted to EUR 22.0 million (2003: EUR 15.3 million) and total operating expenses of EUR 21.3 million (2003: EUR 18.4 million), resulting in an operating profit of EUR 0.6 million for the fiscal year 2004 (2003: operating loss of EUR 3.1 million). MorphoSys also reported a net income of EUR 0.3 million (2003: net loss of 3.1 million) under IFRS standards.

A key driver for the higher than expected revenues was stronger than expected demand for MorphoSys' technologies. In 2004, MorphoSys concluded two new collaborations, extended partnerships with two of its top five existing partners, and increased the number of active partnered therapeutic antibody programs from 17 to 24. Expenses were in part lower due to the accounting treatment of M&A costs in connection with the successful acquisition of the Biogenesis Group companies in the UK and USA.

All numbers reported today are unaudited and preliminary. MorphoSys will publish its audited financial statements on February 25, 2005.

"We are pleased to have hit our goal of bottom line profitability, one year ahead of schedule", commented Dave Lemus, Chief Financial Officer of MorphoSys AG.

About MorphoSys:
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Bayer (Berkeley, California/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (New Jersey/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Novartis AG (Basel, Switzerland), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). Additionally, MorphoSys is active in the antibody research market through its Antibodies by Design business unit. Antibodies by Design was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005. For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact MorphoSys:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
PR Specialist
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

morphosys

Press Release
Martinsried/Munich, February 25, 2005

MorphoSys AG Reports Financial Results for Fiscal Year 2004

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment; TecDAX) today announced its financial results according to International Financial Reporting Standards (IFRS) for the three-months' period and fiscal year ending December 31, 2004.

Operational Highlights of the Year 2004:

- Conclusion of a major therapeutic antibody collaboration with Novartis AG
- Expansion of the Company's research antibody business unit, "Antibodies by Design", which was further strengthened through the acquisition of the Biogenesis Group in the U.K. and U.S.A. in January 2005
- Regulatory approval for first HuCAL®-derived antibody to enter human clinical trials: Commencement of Phase 1 in January 2005
- Presentation of promising animal data from pre-clinical studies for MOR202, MorphoSys' latest proprietary antibody therapeutic focused on the treatment of multiple myeloma
- Conclusion of a collaboration with Novoplant GmbH for wholly new applications of MorphoSys antibodies in veterinary medicine
- Signing of a marketing agreement with GeneFrontier Corp. to access the Japanese life science market for antibody research reagents and antibody therapeutics
- Commencement of a new therapeutic antibody program with Boehringer Ingelheim in cardiovascular diseases
- Early extension of existing agreement with Centocor (Johnson & Johnson) to the end of 2007
- Extension of existing collaboration with Schering AG until up to 2007
- Granting of U.S. Patent for proprietary CysDisplay™ screening technology

Financial Highlights of the Year 2004:

- Attainment of first full year of profitability
- Improvement of revenues by 44% over prior year
- Cash position increase of over 60% compared to prior year
- Novartis purchased an equity stake of approximately 10% in MorphoSys
- Inclusion in the Frankfurt Stock Exchange TecDAX Index
- MorphoSys awarded for Corporate Governance Excellence

"The conclusion of the fiscal year 2004 sees MorphoSys stronger than ever before", stated Dr. Simon Moroney, Chief Executive Officer, MorphoSys AG. "Operationally, we have made major progress in our two areas of focus, namely therapeutic and research antibodies. We have continued to develop our pipeline of therapeutic antibodies, which culminated in the first HuCAL antibody entering the clinic early this year. Through the acquisition of Biogenesis, we took an important step forward in building our presence in the research antibody market. The prospects for further growth are excellent."

"The year 2004 was an outstanding year in many respects," commented Dave Lemus, Chief Financial Officer of MorphoSys AG. "We intend to further build the Company on the foundations established this year."

Financial Review for the fiscal year 2004 (IFRS):

Under International Financial Reporting Standards (IFRS), revenues for the year 2004 amounted to € 22.0 million (2003: € 15.3 million), an increase of 44%. Total operating expenses for the year 2004 were € 21.3 million (2003: € 18.4 million), representing an increase of 16% over the prior year. Research and Development expenses rose by € 3.4 million to € 12.4 million in 2004 (2003: € 9.0 million). The increase in R&D expenses resulted from higher personnel and material costs resulting mainly from new collaborations recently signed. Sales, General & Administrative expenses increased by € 0.3 million to € 7.5 million (2003: € 7.2 million). Non-cash charges related to stock-based compensation decreased by € 0.8 million to € 1.4 million (2003: € 2.2 million). Non-operating profit in 2004 amounted to € 0.6 million (2003: Non-operating loss of € 3.1 million).

For the full year 2004 MorphoSys posted a net profit of € 0.3 million compared to a net loss of € 3.1 million in the same period of the previous year. The resulting earnings per share for the year 2004 amounted to € 0.05 (2003: loss per share of € 0.72).

On December 31, 2004, the Company had € 37.2 million in cash, cash equivalents, and marketable securities, an increase of more than 60%, compared to the € 23.2 million balance at December 31, 2003. The number of outstanding shares at December 31, 2004 was 5,408,790 shares, compared to 4,841,570 at December 31, 2003.

Summary Financial Statements 2004: U.S. GAAP and IFRS:

In € millions, except share data	Q4 2004 (U.S. GAAP)	Full Year 2004 (U.S. GAAP)	Full Year 2004 (IFRS)
Revenues	6.5	22.0	22.0
Operating Expenses			
Research & Development	3.6	12.4	12.4
S,G & A	2.6	7.9	7.5
Stock-Based Compensation	0.7	1.4	1.4
Total Operating Expense	6.9	21.7	21.3
Profit from Operations	**(0.4)**	**0.2**	**0.6**
Non Operating Income/(Loss)	(0.4)	0.3	(0.3)
Net Income / (Loss)	**(0.8)**	**0.5**	**0.3**
Earnings per share		0.09	0.05

MorphoSys will hold a public conference call today at **10:30 CET** to present the Annual Financial Results 2004 and report on current developments.

Dial-in number for the Conference Call (listen-only): +49 69 2222 2245

Please dial in 10 minutes before the beginning of the conference.

In addition, MorphoSys offers participants the opportunity to follow the presentation through a simultaneous slide presentation online at http://www.morphosys.com.

Approximately two hours after the press conference, a slide-synchronized audio replay of the conference will be available on http://www.morphosys.com.

About MorphoSys:

MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Bayer (Berkeley, California/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (New Jersey/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Novartis AG (Basel, Switzerland), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). Additionally, MorphoSys is active in the antibody research market through its Antibodies by Design business unit. Antibodies by Design was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005. For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact MorphoSys AG:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
PR Specialist
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

Consolidated Statement of Operations (IFRS)

in €, except share data	2004	2003
Revenues	**21,978,796**	**15,308,465**
Research & Development Expenses	12,391,295	8,998,012
General & Administrative Expenses	7,522,188	7,202,206
Stock-Based Compensation	1,423,907	2,163,707
Total Operating Expenses	**21,337,390**	**18,363,925**
Profit/(Loss) from Operations	**641,406**	**(3,055,460)**
Interest Income	285,695	212,461
Interest Expense	338,469	884,957
Impairment of Marketable Securities	-	136,769
Other Income/(Expense), Net	(306,520)	733,766
Profit/(Loss) before Taxes	**282,112**	**(3,130,959)**
Foreign Income Tax Expense	-	21
NET PROFIT/(LOSS)	**282,112**	**(3,130,980)**
Basic Net Profit/(Loss) per Share	0.05	(0.72)
Diluted Net Profit/(Loss) per Share	0.05	(0.72)
Shares Used in Computing Basic Net Profit/(Loss) per Share	5,131,467	4,332,438
Shares Used in Computing Diluted Net Profit/(Loss) per Share	5,169,965	4,332,438

Condensed Consolidated Balance Sheet (IFRS)

in €	12/31/2004	12/31/2003
Cash, Cash Equivalents and Marketable Securities	37,229,730	23,161,031
Accounts Receivable and Other Receivables	2,696,813	2,591,639
Prepaid Expenses and Other Current Assets	430,608	468,646
Total Current Assets	**40,357,151**	**26,221,316**
Proterty and Equipment, Net	2,330,995	1,502,403
Patents, Net	2,790,091	3,203,540
License Fees, Net	9,671,131	10,898,904
Software, Net	288,115	405,492
Other Assets	358,210	647,212
Total Assets	**55,795,693**	**42,878,867**
Current Liabilities		
Accounts Payable	3,838,144	2,732,293
Current Portion of License Payable	910,243	677,060
Provisions	600,607	-
Current Portion of Deferred Revenue	4,757,249	4,272,249
Total Current Liabilities	**10,106,243**	**7,681,602**
Non-Current Liabilities		
License payable, Net of Current Portion	880,015	1,651,360
Deferred Revenue, Net of Current Portion	5,100,646	6,086,205
Convertible Bonds Due to Related parties	109,692	157,200
Deferred Tax Liability	220,611	-
Total Non-Current Liabilities	**6,310,964**	**7,894,765**
Total Stockholders' Equity	**39,378,486**	**27,302,500**
Total Liabilities and Stockholders Equity	**55,795,693**	**42,878,867**

Condensed Statement of Cash Flows (IFRS)

in €	12/31/2004	12/31/2003
Net Profit/(Loss)	282,112	(3,130,980)
Net Cash Provided by Operating Activities	4,676,455	5,797,203
Net Cash Provided by/(Used in) Investing Activities	(9,289,278)	2,044,183
Net Cash Provided by/(Used in) Financing Activities	10,492,838	2,043,202
Effect of Exchange Rate Differences on Cash	(1,273)	12,190
Increase in Cash and Cash Equivalents	5,878,742	5,810,374
Cash and Cash Equivalents at the Beginning of the Year	6,652,456	842,082
Cash and Cash Equivalents at the End of the Year	12,531,198	6,652,456

MorphoSys

RECEIVED

2005 MAR 15 P 1:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press Release
Martinsried/Munich, March 15, 2005

MorphoSys Plans Share Capital Issuance

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment; TecDAX) intends to place up to 490,133 new shares through an accelerated book building process to institutional investors. The Management and Supervisory Boards of MorphoSys AG decided today to increase the Company's equity capital against contribution in cash exempting preemptive rights. WestLB AG acts as Sole Lead Manager of the transaction.

The issue proceeds will be used to capitalize on existing and future expansion opportunities to accelerate internal and external sales growth primarily in MorphoSys' activities in the field of research antibodies.

To ensure a timely delivery of shares to new investors, WestLB AG has entered into share loan agreements with a major strategic shareholder and members of the Management and Supervisory Boards of MorphoSys AG.

This announcement is not being issued in the United States of America and should not be distributed to United States Persons or Publications with a general circulation in the United States. This announcement does not constitute an offer of securities for sale in the United States. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be sold in the United States absent registration or an exemption from registration under the Securities Act.

About MorphoSys:
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Bayer (Berkeley, California/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (New Jersey/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Novartis AG (Basel, Switzerland), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). Additionally, MorphoSys is active in the antibody research market through its Antibodies by Design business unit. Antibodies by Design was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005. For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights.

For more information, please contact MorphoSys:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
PR Specialist
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

morphosys

Press Release
Martinsried/Munich, March 16, 2005

MorphoSys Reports Completion of Equity Issue

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment; TecDAX) has placed 490,133 shares in a private placement at a price of € 35.50 per share. The company raised gross proceeds of approx. € 17.4 million. WestLB AG acted as Sole Lead Manager of the transaction.

The issue proceeds will be used to capitalize on existing and future expansion opportunities to accelerate internal and external sales growth primarily in MorphoSys' activities in the field of research antibodies.

With the capital increase, the number of issued shares will increase from 5,438,852 to 5,928,985 shares, corresponding to an increase of subscribed share capital in common stock from €16,316,556 to €17,786,955.

To ensure a timely delivery of shares to new investors, WestLB AG has entered into share loan agreements with Schering AG, Dr. Simon E. Moroney, Chief Executive Officer of MorphoSys AG, and Prof. Andreas Plückthun, member of the Supervisory Board of MorphoSys AG.

"Although MorphoSys was profitable last year, the capital increase helps to increase the financial flexibility of the company in regards to future growth" commented Dave Lemus, Chief Financial Officer at MorphoSys AG.

This announcement is not being issued in the United States of America and should not be distributed to United States Persons or Publications with a general circulation in the United States. This announcement does not constitute an offer of securities for sale in the United States. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be sold in the United States absent registration or an exemption from registration under the Securities Act.

About MorphoSys:
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Bayer (Berkeley, California/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (New Jersey/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Novartis AG (Basel,

Switzerland), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). Additionally, MorphoSys is active in the antibody research market through its Antibodies by Design business unit. Antibodies by Design was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005. For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights.

For more information, please contact MorphoSys:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
PR Spezialist
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

morphosys

Press Release
Ingelheim and Martinsried/Munich, March 18, 2005

Boehringer Ingelheim and MorphoSys Enlarge Collaboration

Boehringer Ingelheim and MorphoSys AG (Frankfurt: MOR; Prime Standard Segment, TecDAX) announced today an expansion of their existing cooperation involving both research and therapeutic applications. Under the new contract, Boehringer Ingelheim has acquired an option to receive several exclusive licenses on new therapeutic antibody programs. The two companies presently have two therapeutic antibody programs in joint collaboration. Additionally, Boehringer Ingelheim will obtain access to MorphoSys' HuCAL GOLD® library for research purposes at a number of the firm's research facilities. The first installation site is intended to be Boehringer Ingelheim's site in Vienna, Austria. MorphoSys will receive a technology access fee, annual license fees and optional R&D funding over the five-year collaboration term. For therapeutic antibodies emerging from the collaboration, Boehringer Ingelheim will pay milestone fees and royalties to MorphoSys. Financial details of the agreement were not disclosed.

Since February 2003, Boehringer Ingelheim and MorphoSys have been working jointly on the development of therapeutic antibodies using MorphoSys' HuCAL® technology.

"The extended collaboration with MorphoSys will strengthen our capability to generate innovative human monoclonal antibodies and to discover new therapeutic entities," said Mikael Dolsten, Head of Corporate Research at Boehringer Ingelheim. "We are very pleased to continue this collaboration with the aim of providing novel future biological treatment options for patients suffering from cancer, immune, inflammatory and other severe human diseases."

"We are very pleased about the continued commitment shown by our partner, Boehringer Ingelheim, to extensive use of our HuCAL GOLD® technology," stated Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG. "Alongside the two antibody programs already being actively pursued as part of our partnership, this new agreement significantly expands the research applications of our technology, and promises to lead to additional therapeutic projects in the future."

<u>About Boehringer Ingelheim:</u>
The Boehringer Ingelheim group is one of the world's 20 leading pharmaceutical companies. Headquartered in Ingelheim, Germany, it operates globally with 152 affiliates in 45 countries and more than 34,000 employees. Since it was founded in 1885, the family-owned company has been committed to researching, developing, manufacturing and marketing novel products of high therapeutic value for human and veterinary medicine.

In 2003, Boehringer Ingelheim posted net sales of 7.4 billion euro while spending more than one fifth of net sales in its largest business segment Prescription Medicines on research and development.

For more information please visit www.boehringer-ingelheim.com

About MorphoSys:

MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Bayer (Berkeley, California/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (New Jersey/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Novartis AG (Basel, Switzerland), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). Additionally, MorphoSys is active in the antibody research market through its Antibodies by Design business unit. Antibodies by Design was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005. For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact:

Boehringer Ingelheim

Ute Schmidt
Boehringer Ingelheim
External Communications
Phone: +49 6132 7797296
Fax: +49 6132 776601

MorphoSys AG

Dave Lemus
Chief Financial Officer
Phone: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Phone: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
PR Specialist
Phone : +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

Press Release
Martinsried/Munich, April 28, 2005

MorphoSys Provides Update on MOR102 Program in Psoriasis

MorphoSys AG (Frankfurt: MOR; Prime Standard Segment, TecDAX) today provided an update on its MOR102 antibody program for chronic inflammatory diseases. As part of this program MorphoSys commissioned a pre-clinical study to compare the effectiveness of MOR102 with that of the approved biologics Amevive® and Raptiva® in an animal model of psoriasis. This study has now been completed and the results have been analyzed. Although therapeutic effects were observed for all tested compounds in several psoriatic skin samples, the in depth-analysis showed that it is not possible to discriminate on a statistically valid basis between compound-mediated effects and spontaneous healing observed in the negative control group. Hence, this study did not enable conclusions to be drawn regarding the efficacy of MOR102 versus Amevive® or Raptiva®. The Company announced that it would continue to pursue the development and commercialization of MOR102 in chronic inflammation.

In an earlier study, MOR102, a HuCAL®-derived fully human IgG4 antibody against ICAM-1, showed clear evidence of efficacy in the same model. The model used diseased skin samples obtained from psoriasis patients grafted onto immunodeficient SCID mice. Subsequently, mice underwent systemic treatment with the compounds to be investigated in comparison to one group of mice receiving placebo as a negative control. This study, which will be published shortly in a peer-reviewed journal, showed that MOR102 successfully improved psoriatic symptoms by 40% as measured by epidermal thickness as well as by histopathological profiling of the skin grafts. In this earlier study none of the skin grafts showed a spontaneously healed phenotype, which was clearly different compared to the study reported today. Unfortunately, there is no clear explanation for the difference between the two studies rather than variability between skin grafts originating from different patients.

"While this study does not help us in assessing the potential of MOR102 against the existing psoriasis drugs Amevive® and Raptiva®, we remain convinced by the results of the earlier study that MOR102 may be developed successfully in chronic inflammation", commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG. "We are committed to extracting as much value as possible from our portfolio of proprietary drug candidates. Over the coming weeks we will determine how best to proceed with the further development and commercialization of MOR102. We regret the inconclusiveness of the just completed study, but we see no reason at this stage to give up on this program."

MorphoSys will hold a public conference call today at **10:00 CET** to present the financial results of the first quarter 2005 and report on current developments.

Dial-in number for the Conference Call (listen-only): +49 (0)69 2222 2223

Please dial in 10 minutes before the beginning of the conference.

A replay of the conference call will be available on http://www.morphosys.com.

About MorphoSys:
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Bayer (Berkeley, California/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (New Jersey/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Novartis AG (Basel, Switzerland), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). Additionally, MorphoSys is active in the antibody research market through its Antibodies by Design business unit. Antibodies by Design was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005. For further information please visit the corporate website at: http://www.morphosys.com/.

For more information, please contact MorphoSys AG:

Dave Lemus
Chief Financial Officer
Phone: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Phone: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
PR Specialist
Phone : +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

morphosys

Press Release
Martinsried/Munich, April 28, 2005

MorphoSys Reports First Quarter 2005 Results

MorphoSys AG (Frankfurt: MOR; Prime Standard Segment, TecDAX) today reported financial results according to IFRS for its first quarter ended March 31, 2005. Revenues increased by 72% to € 7.4 million, resulting in a quarterly net profit of € 0.5 million, compared to a net loss in the previous year (March 31, 2004: € 0.1 million loss). The Company's cash position equaled € 51.1 million at the end of the first quarter 2005, up from € 37.2 million at year-end 2004.

Revenues increased by 72% in the first three months of 2005 to € 7.4 million (March 31, 2004: € 4.3 million), mainly driven by revenues arising from the therapeutic antibody segment. Cost of goods sold amounted to € 0.5 million (March 31, 2004: € 0.2 million), representing cost of sales for goods sold by the research antibody segment. Total operating expenses for the first three months of 2005 amounted to € 6.3 million, compared to € 4.1 million in the same period of 2004. Research and development costs increased to € 3.6 million from € 2.4 million; sales, general & administrative expenses amounted to € 2.4 million compared to € 1.4 million in the previous year, and stock-based compensation remained unchanged compared to the prior year at € 0.3 million. The operating profit for the first three months of 2005 summed to € 0.6 million (March 31, 2004: € 0.0 million). Non-operating expenses in the first three months of 2005 amounted to € 0.2 million (March 31, 2004: non-operating expenses of € 0.1 million). The number of shares outstanding at March 31, 2005 was 5,929,123, compared to 5,408,790 at December 31, 2004, reflecting the Company's private placement executed in the first quarter of 2005. Net income per share for the first three months of 2005 amounted to € 0.08 (March 31, 2004: loss per share of € 0.01).

Highlights of the First Quarter 2005 Included:

- Acquisition of the Biogenesis Group in the U.K. and U.S.A., thereby significantly strengthening MorphoSys research antibody segment activities
- First MorphoSys-generated antibody enters clinical trials in a partnered program
- Successful completion of a European-based private placement raising gross proceeds of approximately € 17 million
- Expansion of the existing agreement with Bristol-Myers Squibb relating to the use of HuCAL GOLD®
- Enlargement of collaboration with Boehringer Ingelheim: Boehringer Ingelheim acquires options on new therapeutic antibody licenses and gains access to MorphoSys's HuCAL GOLD® library for research purposes.

Dave Lemus, Chief Financial Officer of MorphoSys AG commented: "We believe MorphoSys' accomplishments in the first quarter are an important basis for providing the Company with a solid foundation for building further value for our shareholders looking ahead."

MorphoSys will hold a public conference call today at **10:00 CET** to present the financial results of the first quarter 2005.

Dial-in number for the Conference Call (listen-only): +49 (0)69 2222 2223

Please dial in 10 minutes before the beginning of the conference.

A replay of the conference call will be available on http://www.morphosys.com.

About MorphoSys:

MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Bayer (Berkeley, California/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (New Jersey/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Novartis AG (Basel, Switzerland), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). Additionally, MorphoSys is active in the antibody research market through its Antibodies by Design business unit. Antibodies by Design was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005. For further information please visit the corporate website at: http://www.morphosys.com/.

For more information, please contact MorphoSys:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
PR Specialist
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

Consolidated Statement of Operations (IFRS) - unaudited

in €, except share data	3/31/2005	3/31/2004
Revenues	**7,432,738**	**4,328,604**
Cost of Goods Sold	505,228	184,068
Gross Profit	**6,927,510**	**4,144,536**
Research & Development Expenses	3,595,179	2,418,301
General & Administrative Expenses	2,410,179	1,391,503
Stock-Based Compensation	291,386	335,693
Total Operating Expenses	**6,296,744**	**4,145,497**
Profit/(Loss) from Operations	**630,766**	**(961)**
Interest Income	21,529	103,810
Interest Expense	70,042	81,000
Other Income/(Expense), Net	(104,538)	(77,152)
Profit/(Loss) before Taxes	**477,715**	**(55,303)**
Income Tax (Expense)/Income	(19,785)	28
NET PROFIT/(LOSS)	**457,930**	**(55,275)**
Basic Net Profit/(Loss) per Share	0.08	(0.01)
Diluted Net Profit/(Loss) per Share	0.08	(0.01)
Shares Used in Computing Basic Net Profit/(Loss) per Share	5,502,304	4,841,570
Shares Used in Computing Basic Net Profit/(Loss) per Share	5,555,060	4,841,570

Consolidated Balance Sheet (IFRS)

in €	3/31/2005 (unaudited)	12/31/2004
Cash, Cash Equivalents and Available-for-Sale Financial Assets	51,087,362	37,229,730
Accounts Receivable	2,197,393	2,304,778
Prepaid Expenses and Othr Current Assets	1,023,706	822,643
Total Current Assets	**54,308,461**	**40,357,151**
Property and Equipment, Net	4,963,863	2,330,995
Patents, Net	2,680,250	2,790,091
License Fees, Net	9,367,621	9,671,131
Software, Net	216,755	288,115
Goodwill	5,174,977	-
Other Assets	532,691	358,210
Total Non-Current Assets	**22,936,157**	**15,438,542**
Total Assets	**77,244,618**	**55,795,693**
Accounts Payable	4,828,098	3,838,144
Current Portion of License Payable	1,229,779	910,243
Provisions	600,607	600,607
Current Portion of Deferred Revenue	5,477,064	4,757,249
Total Current Liabilities	**12,135,548**	**10,106,243**
License Payable, Net of Current Portion	909,080	880,015
Deferred Revenue, Net of Current Portion	5,842,898	5,100,646
Convertible Bonds Due to Related parties	84,992	109,692
Deferred Tax Liability	254,939	220,611
Bank Loans, long term	778,804	-
Total Non-Current Liabilities	**7,870,713**	**6,310,964**
Total Stockholders' Equity	**57,238,357**	**39,378,486**
Total Liabilities and Stockholders' Equity	**77,244,618**	**55,795,693**

Condensed Consolidated Statement of Cash Flows (IFRS) - unaudited

in €	3/31/2005	3/31/2004
Net Profit/(Loss)	457,930	(55,275)
Net Cash Provided by Operating Activities	3,141,947	460,307
Net Cash Used in Investing Activities	(29,808,253)	(7,096,117)
Net Cash Provided by Financing Activities	17,426,289	336,529
Effect of Exchange Rate Differences in Cash	(14,243)	630
Decrease in Cash and Cash Equivalents	(9,254,260)	(6,298,651)
Cash and Cash Equivalents at the Beginning of the Period	12,531,198	6,652,456
Cash and Cash Equivalents at the End of the Period	3,276,938	353,805

morphosys

Press Release
Martinsried/Munich, June 1, 2005

MorphoSys Grants ImmunoGen Access to HuCAL GOLD®

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment, TecDAX) announced today that the US biotechnology company, ImmunoGen Inc., has licensed access to the MorphoSys HuCAL GOLD® library for use in ImmunoGen's internal target research programs. ImmunoGen will pay MorphoSys subscription fees during the one-year term of the agreement. Further financial details were not disclosed.

In June 2001, ImmunoGen and MorphoSys entered into a collaboration to use MorphoSys's previous version of the HuCAL® library (Human Combinatorial Antibody Library) in ImmunoGen's internal research programs. The four-year term of this prior agreement ended in May 2005.

The two companies also have a separate collaboration, established in September 2000, to develop a fully human antibody against an ImmunoGen-provided cell-surface target associated with various forms of cancer.

"We are delighted that ImmunoGen continues to see our HuCAL® antibody technology as a valuable asset in its target research programs and is upgrading to the most sophisticated version, HuCAL GOLD®," commented Dr. Simon Moroney, Chief Executive Officer, MorphoSys AG.

<u>About MorphoSys:</u>
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Bayer (Berkeley, California/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (New Jersey/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Novartis AG (Basel, Switzerland), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). Additionally, MorphoSys is active in the antibody research market through its Antibodies by Design business unit. Antibodies by Design was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005. For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including

without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact MorphoSys AG:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
PR Specialist
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

morphosys

Press Release
Martinsried/Munich, July 13, 2005

MorphoSys Receives Award for Good Corporate Governance

MorphoSys AG (Frankfurt: MOR; Prime Standard Segment, TecDAX) announced today that the Company achieved first place in the TecDAX segment of the 2005 Annual Corporate Governance Survey conducted by ergo Kommunikation. MorphoSys achieved a top rating for the second year running, and was also ranked the number one biotechnology company listed on the Frankfurt stock exchange. In the "Small and Mid Caps" category, which includes SDAX, MDAX and TecDAX companies, MorphoSys ranked within the top five for the third year in a row.

The study is conducted annually to compare the implementation of the German Corporate Governance Code and numerous other aspects of investor relations. The 160 companies surveyed are listed in selected indices of the Deutsche Börse and include 40 small caps from the Prime and General Standard segments. The complete study can be viewed on-line at www.ergo-pr.de.

"We are very pleased to have been again recognized for corporate governance excellence at MorphoSys. Corporate Governance has long been an important topic for us, and as such, plays a prominent role in our Company", stated Dave Lemus, Chief Financial Officer of MorphoSys AG.

About ergo Kommunikation:
ergo Unternehmenskommunikation GmbH & Co. KG is a leading communications consultancy in Germany and belongs to the Top 50 agencies in the fields of Investor and Public Relations. 30 professionals in Cologne and Frankfurt advise their clients in different industries such as financial services, international trading, manufacturing, consulting as well as the public authorities. ergo is listing partner of Deutsche Börse and member of a global network of independent PR agencies.

About MorphoSys:
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Bayer (Berkeley, California/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (New Jersey/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Novartis AG (Basel, Switzerland), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). Additionally, MorphoSys is active in the antibody research market through its Antibodies by Design business unit. Antibodies by Design was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005. For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact:

MorphoSys AG

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
PR Specialist
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

ergo Unternehmenskommunikation

Andreas Martin
Tel: +49 (0) 69 / 27 13 89-0
Fax: + 49 (0) 69 / 27 13 89-77
martin@ergo-pr.de

morphosys

Press Release
Martinsried/Munich, July 18, 2005

MorphoSys Strengthens Pre-clinical Development and Finance Departments in New Management Positions

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment, TecDAX) announced today that it has strengthened its management in two positions by appointing Dr. Robert Friesen as Director of Pre-Clinical Development and Dr. Bernhard Erning as Director of Treasury & Corporate Development. Dr. Friesen will coordinate the further development of the Company's proprietary, therapeutic antibody programs and head their strategic management. Dr. Erning will be responsible for the areas of Treasury, Corporate Development and Financial Instruments.

Dr. Friesen has many years of experience in pharmaceutical development. He joins MorphoSys from Dutch biopharmaceutical company AM-Pharma BV, where in his position as Vice President of Research and Pre-Clinical Development he was responsible for the development of the company's lead compounds from the research stage into clinical development. Before moving to AM-Pharma, Dr. Friesen held a management position at the department for innovative drug delivery systems at Biomade Technology Foundation – a Dutch research institute developing medical applications in the area of nanotechnology. Dr. Friesen graduated in biochemistry at the University of Utrecht and earned his doctorate at the University of Texas.

Prior to joining MorphoSys, Dr. Erning worked in international investment banking for more than fifteen years. As the Head of Equity Capital Markets for West LB and Executive Director of Corporate Finance for UBS in London and Frankfurt, he advised numerous companies on initial public offerings, M&A transactions and structured financing. Dr. Erning possesses a PhD in Philosophy and is also an economics graduate from the University of Freiburg.

"We are very pleased to have gained two outstanding individuals for these newly created positions within the MorphoSys Group," explained Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG. "The appointment of Dr. Friesen as Director of Pre-Clinical Development underscores our commitment to the further development and commercialization of our proprietary antibody projects. In this regard, Dr. Friesen's expertise in pre-clinical studies is of particular importance to us."

"The appointment of Bernhard Erning as Director of Treasury & Corporate Development bolsters our on-going efforts in the capital markets area", commented Dave Lemus, Chief Financial Officer of MorphoSys AG.

About MorphoSys:

MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Bayer (Berkeley, California/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (New Jersey/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Novartis AG (Basel, Switzerland), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). Additionally, MorphoSys is active in the antibody research market through its Antibodies by Design business unit. Antibodies by Design was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005. For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact MorphoSys AG:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
PR Specialist
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

morphosys

Press Release
Martinsried/Munich, July 28, 2005

MorphoSys Reports Six Months 2005 Results

MorphoSys AG (Frankfurt: MOR; Prime Standard Segment, TecDAX) today reported financial results according to IFRS for its first six months ended June 30, 2005.

Revenues increased by 73% in the first six months of 2005 to € 15.4 million (June 30, 2004: € 8.9 million). The Research Antibody segment, comprising Antibodies by Design as well as Biogenesis, contributed 1.8 million to total revenues. Revenue growth was driven by higher revenues from existing cooperations, as well as through the achievement of collaboration milestones. Cost of goods sold amounted to € 1.1 million (June 30, 2004: € 0.4 million), representing cost of sales for goods sold by the research antibody segment. Gross profit amounted to € 14.3 million, compared to € 8.5 million in the first six months of the previous year.

Total other operating expenses for the first six months of 2005 amounted to € 12.2 million, compared to € 9.3 million in the same period of 2004. Research and development costs increased to € 6.8 million from € 5.2 million, mainly from increases on the Therapeutic Antibody segment; Sales, general & administrative expenses amounted to € 4.9 million compared to € 3.5 million in the previous year, and were impacted by the Biogenesis acquisition. Stock-based compensation remained unchanged compared to the prior year at € 0.6 million. The operating profit for the first six months of 2005 summed to € 2.0 million (June 30, 2004: loss from operations of € 0.7 million).

Non-operating expenses in the first six months of 2005 amounted to € 0.2 million (June 30, 2004: non-operating expenses of € 0.5 million). In the first half of 2005, MorphoSys achieved a **net income** of € 1.8 million, compared to a net loss in the previous year (June 30, 2004: € 1.2 million loss).

The number of shares outstanding at June 30, 2005 was 5,930,448, compared to 5,408,790 at December 31, 2004. **Earnings per share** for the first six months of 2005 amounted to € 0.32 (June 30, 2004: loss per share of € 0.24).

Events of the Second Quarter 2005 Included:

- Conclusion of new agreement with ImmunoGen: ImmunoGen licensed access to HuCAL GOLD® library for its internal target research programs
- Update on MOR102 Comparison Study in Psoriasis: Results were inconclusive due to the high rate of spontaneous healing witnessed in the control group
- Dr. Robert Friesen, Director of Pre-Clinical Development and Dr. Bernhard Erning, Director of Treasury & Corporate Development, were appointed
- MorphoSys was awarded for good Corporate Governance

Dave Lemus, Chief Financial Officer of MorphoSys AG commented: "We are pleased with the financial results presented today, which mirror solid operational progress made during the quarter."

MorphoSys will hold a public conference call today at **10:00 CET** to present the financial results of the first half of 2005.

Dial-in number for the Conference Call (listen-only): +49 (0)69 2222 2245

Please dial in 10 minutes before the beginning of the conference.

A replay of the conference call will be available on http://www.morphosys.com.

About MorphoSys:

MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Bayer (Berkeley, California/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (New Jersey/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Novartis AG (Basel, Switzerland), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). Additionally, MorphoSys is active in the antibody research market through its Antibodies by Design business unit. Antibodies by Design was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005. For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact MorphoSys:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
PR Specialist
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

Consolidated Statement of Operations (IFRS) - unaudited

in €, except share data	Three Months Ended		Six Months Ended	
	June 30, 2005	**June 30, 2004**	**June 30, 2005**	**June 30, 2004**
Revenues	**7,935,600**	**4,612,069**	**15,368,338**	**8,940,673**
Cost of Goods Sold	604,788	227,040	1,110,016	411,108
Gross Profit	**7,330,812**	**4,385,029**	**14,258,322**	**8,529,565**
Research & Development Expenses	3,162,232	2,816,273	6,757,411	5,234,575
Sales, General & Administrative Expenses	2,463,430	2,064,082	4,873,609	3,455,584
Stock-Based Compensation	291,386	249,980	582,772	585,673
Total Other Operating Expenses	**5,917,048**	**5,130,335**	**12,213,792**	**9,275,832**
Profit/(Loss) from Operations	**1,413,764**	**(745,306)**	**2,044,530**	**(746,267)**
Interest Income	33,250	9,465	54,779	113,275
Interest Expense	71,210	83,597	141,252	164,597
Other Expenses, Net	118,052	330,218	242,375	407,370
Profit/(Loss) before Taxes	**1,257,752**	**(1,149,656)**	**1,715,682**	**(1,204,959)**
Income Tax Benefit	87,990	-	87,990	28
NET INCOME/(LOSS)	**1,345,742**	**(1,149,656)**	**1,803,672**	**(1,204,931)**
Net Income/(Loss) per Share				
Basic Net Income/(Loss) per Share	0.23	(0.23)	0.32	(0.24)
Diluted Net Income/(Loss) per Share	0.22	(0.23)	0.31	(0.24)
Shares Used in Computing Basic Net Income/(Loss) per Share	5,929,844	4,931,426	5,716,005	5,097,324
Shares Used in Computing Diluted Net Income/(Loss) per Share	6,008,834	4,931,426	5,804,021	5,097,324

Consolidated Balance Sheet (IFRS)

in €	June 30, 2005 unaudited	December 31, 2004
Cash, Cash Equivalents and Available-for-Sale Financial Assets	49,431,669	37,229,730
Accounts Receivable	4,364,667	2,304,778
Prepaid Expenses and Other Current Assets	1,164,327	822,643
Total Current Assets	**54,960,663**	**40,357,151**
Property and Equipment, Net	4,955,649	2,330,995
Patents, Net	2,579,876	2,790,091
License Fees, Net	9,064,111	9,671,131
Software, Net	176,985	288,115
Know How & Customer List, Net	2,193,457	-
Goodwill	4,199,728	-
Deferred Tax Asset	271,000	-
Other Assets	526,924	358,210
Total Non-Current Assets	**23,967,730**	**15,438,542**
Total Assets	**78,928,393**	**55,795,693**
Accounts Payable	4,741,671	3,838,144
Current Portion of License Payable	1,244,223	910,243
Provisions	617,607	600,607
Current Portion of Deferred Revenue	4,385,776	4,757,249
Total Current Liabilities	**10,989,277**	**10,106,243**
License Payable, Net of Current Portion	939,442	880,015
Deferred Revenue, Net of Current Portion	5,085,378	5,100,646
Convertible Bonds Due to Related parties	84,342	109,692
Deferred Tax Liability	1,505,262	220,611
Bank Loans, long term	749,236	-
Total Non-Current Liabilities	**8,363,660**	**6,310,964**
Total Stockholders' Equity	**59,575,456**	**39,378,486**
Total Liabilities and Stockholders' Equity	**78,928,393**	**55,795,693**

Condensed Consolidated Statement of Cash Flows (IFRS) - unaudited

in €	June 30, 2005	June 30, 2004
Net Income/(Loss)	1,803,672	(1,204,931)
Net Cash Provided by/(Used in) Operating Activities	1,485,501	(2,188,814)
Net Cash Used in Investing Activities	(30,006,940)	(4,952,768)
Net Cash Provided by Financing Activities	17,362,352	9,364,566
Effect of Exchange Rate Differences on Cash	(4,657)	791
(Decrease)/Increase in Cash and Cash Equivalents	(11,163,744)	2,223,775
Cash and Cash Equivalents at the Beginning of the Period	12,531,198	6,652,456
Cash and Cash Equivalents at the End of the Period	1,367,454	8,876,231

Press Release
Martinsried/Munich, August 8, 2005

MorphoSys Successfully Concludes Therapeutic Antibody Project

MorphoSys AG (Frankfurt: MOR; Prime Standard Segment; TecDAX) announced today the successful conclusion of a first therapeutic antibody program with Novartis. MorphoSys generated numerous fully human antibodies fulfilling previously defined success criteria against a cancer disease-related target molecule from Novartis, and thus achieved the first performance-related milestone in the cooperation. The amount of the associated milestone payment made to MorphoSys was not disclosed. The project work commenced in September 2004 and was completed within 11 months.

In May 2004, MorphoSys and Novartis forged a strategic antibody alliance to jointly develop new antibody-based therapeutic substances against a range of illnesses for which the current treatment is inadequate. As part of the cooperation, Novartis decided to acquire an equity stake in MorphoSys worth around EUR 9 million.

"We are very pleased about the rapid progress of the cooperation with Novartis and look forward to further successful development in the future," stated Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG.

About MorphoSys:
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Bayer (Berkeley, California/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (New Jersey/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Novartis AG (Basel, Switzerland), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). Additionally, MorphoSys is active in the antibody research market through its Antibodies by Design business unit. Antibodies by Design was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005. For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates",

"expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact MorphoSys AG:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
PR Specialist
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com